Make more

possible

Rogers Communications Inc.

2017 Annual Report

For over 20 years,

Rosemary has relied

on Rogers to keep

her growing family

connected across

the country.

About Rogers

Page 2 2017 financial and operating results	Page 4 Segment overview	Page 6 Delivering on our strategic priorities	Page 7 A message from our CEO
Page 15 The year ahead	Page 16 Corporate governance	Page 18 Senior executive officers	Page 19 Directors
Page 21 Corporate social responsibility	Page 22 2017 financial report	Page 152 Corporate and shareholder information	

2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 1

About Rogers

Rogers is a proud Canadian company dedicated to making more possible for our customers each and every day. Our aim is simple: to inspire meaningful connections and spark the memorable moments that define our lives.

We do this by providing high-quality, worry-free services – wireless, cable, Internet, information technology, and telephony – from coast to coast to coast.

Through Rogers Media, we bring Canadians incredible experiences across an enviable mix of assets in radio and television broadcasting, sports, magazines, and digital media. It is all about connecting consumers and businesses to what matters most.

Page 2 Page 4 Page 6 Page 7 2017 financial and Segment Delivering on our A message operating results overview strategic priorities from our CEO

Page 15 Page 16 Page 18 Page 19 The year Corporate Senior executive Directors ahead governance officers

Page 21 Page 22 Page 152 Corporate social 2017 financial Corporate and responsibility report shareholder information

2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 1

2017 financial and operating results

Total service revenue +4%
(in billions of dollars)

2017	13.56
2016	13.03

Adjusted operating profit +6%
(in billions of dollars)

2017	5.38
2016	5.09

Adjusted operating profit margin +80bps
(%)

2017	38.0
2016	37.2

Free cash flow +2%
(in billions of dollars)

2017	1.75
2016	1.71

Total revenue

$14.1 billion

- Wireless 58%
- Cable 24%
- Media 15%
- Business Solutions 3%

Adjusted operating profit

$5.4 billion

- Wireless 64%
- Cable 31%
- Media 3%
- Business Solutions 2%

Wireless subscribers +208
(000s)

2017	10,482
2016	10,274

Internet subscribers +85
(000s)

2017	2,230
2016	2,145

2 ROGERS COMMUNICATIONS INC. 2017 ANNUAL REPORT

2017 financial and operating results

Total service revenue +4%

(in billions of dollars)

2017 13.56 2016 13.03

Adjusted operating profit margin +80bps (%) 2017 2016 38.0 37.2 Adjusted operating profit +6% (in billions of dollars) 2017 2016 5.38 5.09 Free cash flow +2% (in billions of dollars) 2017 2016 1.75 1.71 Total revenue $14.1 billion l Wireless 58% l Cable 24% l Media 15% l Business Solutions 3% Adjusted operating profit $5.4 billion l Wireless 64% l Cable 31% l Media 3% l Business

Solutions 2% Wireless subscribers +208 (000s) 2017 2016 10,482 10,274 Internet subscribers +85 (000s) 2017 2016 2,230 2,145 2 ROGERS COMMUNICATIONS INC. 2017 ANNUAL REPORT

Key Financial Information Years ended, or as at December 31 (in millions of dollars, except margins and per-share amounts, unaudited)

2017 2016 % Change

Total revenue 14,143 13,702 3 Total service revenue 1 13,560 13,027 4 Adjusted operating profit 2 5,379 5,092 6 Adjusted operating profit margin 2 38.0% 37.2% 0.8 pts

Net income 1,711 835 105 Adjusted net income 2 1,821 1,481 23

Basic earnings per share $3.32 $1.62 105 Adjusted basic earnings per share 2 $3.54 $2.88 23

Capital expenditures 2,436 2,352 4 Cash provided by operating activities 3,938 3,957 –Free cash flow 2 1,746 1,705 2 Annualized dividend per share at year-end $1.92 $1.92 –

Key Performance Indicators Years ended, or as at December 31

2017 2016 Change

Subscriber count results (000s) 1

Wireless postpaid net additions 354 286 68 Wireless prepaid net additions 61 111 (50) Internet net additions 85 97 (12) Television net losses (80) (76) (4) Phone net additions 14 4 10

Additional Wireless metrics 1

Postpaid churn (monthly) 1.20% 1.23% (0.03 pts) Postpaid ARPA (monthly) $124.75 $117.37 $7.38 Blended ARPU (monthly) $62.31 $60.42 $1.89

Ratios

Capital intensity 1 17.2% 17.2% – pts Dividend payout ratio of free cash flow 2 56.6% 57.9% (1.3 pts) Return on assets 1 5.9% 2.9% 3.0 pts Debt leverage ratio 2 2.8 3.0 (0.2)

1 As defined. See “Key Performance Indicators” in Management Discussion and Analysis.

2 Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic earnings per share, free cash flow, dividend payout ratio of free cash flow, and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. They are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them. 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 3

Segment overview

Wireless

Postpaid and prepaid wireless services, including the latest devices and applications, to consumers and businesses under the Rogers, Fido, and chatr brands. We reached 96% of the Canadian population on our LTE network at the end of 2017. We are augmenting our existing LTE network with the latest generation of 4.5G technology designed for a migration to a 5G environment.

Cable & Business Solutions

High-speed Internet access, television, phone, and advanced Wi-Fi services. In 2018, we plan to launch an all-IPTV platform, Ignite TV. We also provide network connectivity through our fibre network and data centres to support voice, data, networking, hosting, and cloud-based services for enterprises. Over time, we are migrating to the next generation of DOCSIS, which will enable upload and download speeds of up to 10 gigabits per second. This will provide a great lgnite TV experience and lay a critical foundation as we continue to build our roadmap to the connected home of the future, integrating key service like Smart Home Monitoring and more.

Media

A portfolio of media properties, including sports entertainment, television, publishing, and radio broadcasting. We are investing in and owning the content our audiences want most, and bringing it to them on their screen of choice. Our core focus is on local content and sports. We own the City, OMNI Television, and Sportsnet TV stations and a network of 55 radio stations across the country. We also own the Toronto Blue Jays, Canada’s only Major League Baseball team, and we have an exclusive national 12-year licensing agreement with the NHL. We have a 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd., which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies. 4 ROGERS COMMUNICATIONS INC. 2017 ANNUAL REPORT

Total revenue

$8.3 billion

- Service 93%
- Equipment 7%

Canada's largest wireless service provider

ROGERS

fido

chatr MOBILE

Total revenue

$3.9 billion

- Internet 42%
- Television 39%
- Phone 9%
- Business Solutions 10%

Canada's largest cable TV provider

[1] Ontario, New Brunswick, and the island of Newfoundland

Ignite Gigabit Internet service offered to our entire footprint

Total revenue

$2.2 billion

- Sports 57%
- Broadcasting 23%
- TSC 15%
- Digital and Publishing Content 5%

Owner of the Toronto Blue Jays Baseball Club

2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 5

Total revenue

$8.3 billion

l Service 93% l Equipment 7%

Total revenue

$3.9 billion

l Internet 42% l Television 39% l Phone 9% l Business Solutions 10%

Total revenue

$2.2 billion

l Sports 57% l Broadcasting 23% l TSC 15% l Digital and Publishing Content 5%

Canada’s largest

wireless service provider

Canada’s largest

cable TV provider 4.3 million homes passed, representing the largest Cable footprint across ON, NB, NL 1

1 Ontario, New Brunswick, and the island of Newfoundland

Ignite Gigabit

Internet service offered to our entire footprint

#1 sports

media brand

for the third year in a row Owner of the

Toronto Blue Jays

Baseball Club

2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 5

Delivering on our

strategic priorities

“ We have set a clear, focused path for our future, with six strategic priorities to guide our decision-making and bring our purpose to life. I am pleased to share our priorities and our progress to date.” Create best-in-class customer experiences by putting our customers

first in everything we do

Deliver innovative solutions

and compelling content that

our customers will love

Develop our people and a

high-performance culture

Invest in our networks and

technology to deliver leading

performance and reliability

Drive profitable growth in

all the markets we serve

Be a strong, socially responsible

leader in our communities

across Canada 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 6

A message from our CEO Joe Natale

President and Chief Executive Officer

Rogers Communications Inc. Dear Shareholders, It is an exciting time for Rogers – I am inspired by the incredible energy of our team, our enviable mix of business assets and the meaningful growth opportunities ahead of us. It is truly an honour to build on Ted’s legacy and to work with our 25,000 team members to write the next chapter in our history. In 2017, our team delivered the best financial and subscriber results in many years. We grew total service revenue by 4%, adjusted operating profit by 6% and margins by 80 basis points. We grew after-tax free cash flow to $1.75 billion. We delivered on our full-year financial guidance and returned $988 million to shareholders through dividends. This momentum was reflected in our total shareholder return of 28% this year. Consolidated Guidance

Revenue Adjusted operating profit

Capital expenditures

Free cash flow

13,702 5,092 2,352 1,705 2016 Actual

Increase of 3% to 5%

Increase of 5% to 6%

2,350 to 2,450

Increase of 2% to 4%

2017 Guidance ranges 2017 Actual Achievement

14,143 5,379 2,436 1,746 3.2% 5.6% n/m 2.4% 2017 Achievements Against Guidance 1

(in millions of dollars, except percentages)

1 Please see 2017 Financial Report.

Each and every day, our team members wake up with one purpose in mind: to connect our customers with the people and the memorable moments that matter most to them. At the heart of it, we bring people together – we connect people, businesses and communities to each other and to a world of possibilities around them. We leverage technology and media to help make truly special, human moments possible – this is hugely powerful! It is a responsibility that we take very seriously and that we deliver with tremendous pride and passion to our customers every day. 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 7

Create best-in-class customer experiences by putting our customers first in everything we do

Everything starts and ends with our customers, so improving their experience is core to our strategic plan. This means putting our customers first in everything we do and obsessing over their end-to-end experience.

It is about offering innovative products and services that our customers find inspiring and make a difference in their lives. It is about making every customer interaction clear, simple and fair. It is also about building digital capabilities to give our customers a reliable, consistent experience every time they contact us.

In 2017, we delivered the best Wireless postpaid churn and the best postpaid net additions since 2010. I am encouraged by this progress, but I know we can do even better. This means investing substantially in our frontline team so they have the tools and support needed to best serve our customers.

I truly believe what gets measured gets done. So we are directly tying our customer experience improvements to our incentive plan. In 2018, 50% of our annual bonus plan will be based on the achievement of key customer metrics.

It is about offering innovative products and services that our customers find inspiring and make a difference in their lives.

Invest in our networks and technology to deliver leading performance and reliability

Our customers want reliable, worry-free networks and their data use is doubling every 18 to 24 months across our networks. We will meet this demand with a disciplined capital investment plan focused on generating an attractive return on investment.

In Wireless, we added new cell sites, expanded our LTE coverage to reach 96% of Canadians and deployed more 700 MHz spectrum. We also accelerated our move to 4.5G, setting the stage for a smooth evolution to 5G.

We have always invested to be at the forefront of commercially ready technology – we led with 1G, then 2G, and then 3G and 4G. Today, we are at the advent of 5G. In 2018, we will ramp up our efforts in conducting 5G trials to support our development. Over the next few years, we will deliver a broad range of 5G services across mobility, broadband and the Internet of Things.

In Cable, we leveraged our Gigabit and DOCSIS 3.1 advantage to give our customers the fastest widely available speeds in our market. We expanded our fibre infrastructure and reduced the number of homes passed per node to deliver greater speeds and more reliable service.

We continue to be impressed with DOCSIS and we are getting ready for the next generation, which will support upload and download speeds of up to

10 Gbps. We are focusing on neighbourhoods with the greatest data demands and opportunities for cost efficiencies. 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 8

Over the past five years, Rogers has

delivered more opportunities for

Bernard to learn and laugh with

his grandkids, as they connect

through Canada’s largest

wireless network.

2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 9

ROGERS
LIVE

10 ROGERS COMMUNICATIONS INC. 2017 ANNUAL REPORT

Sheldon and Chris

can catch the final period

and cheer on their team

from anywhere. 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 10

Deliver innovative solutions and compelling content that our customers will love

Innovation is in our DNA. Our investments are focused on bringing the best products and services by leveraging proven technologies from across the globe. One example is Ignite TV, where we have licensed the capability from Comcast for the X1 IPTV platform.

With Ignite TV, we are reinventing the home entertainment experience for our customers. It is a brand new platform for the digital home, for video entertainment, for the connected home of the future. In 2017, we undertook extensive efforts to test, install and integrate X1. In 2018, we will bring this world-class IPTV service to market with the most advanced features and a robust product roadmap. We believe it will be a game changer for our customers and the long-term success of our cable business. We see strong growth potential in Cable with our superior broadband product and the capabilities that will come with IPTV and smart home offerings.

In Enterprise, we refocused our product portfolio on a few critical innovations with a key focus on small and medium enterprises. The Canadian enterprise market is worth an estimated $22 billion and we see meaningful opportunity to grow our share of the market. Overall, we are focused on delivering sustained, profitable growth in wireless, wireline, data centres and the Internet of Things.

In Media, our success was driven by sports and local content. Sportsnet continued its reign, for the third straight year, as Canada’s #1 specialty network and #1 sports media brand in the country. Locally, we expanded CityNews to Edmonton and Winnipeg. We expanded our radio footprint and now have 55 local stations across the country. We also secured approval of the OMNI 9(1)(h) licence, and launched OMNI Regional, providing Canada’s diverse communities with vital programming.

“Our strong portfolio of assets, our strategic priorities and our great team are a strong foundation to achieve the growth that lies ahead.”

Drive profitable growth in all the markets we serve

Growth is the engine that fuels our future. Our focus remains on driving renewed and renewable growth in our core businesses – Wireless, Cable, Enterprise and Media. At the same time, I fundamentally believe that customer service improvement and margin expansion go hand in hand.

In 2017, we grew total revenue by 3%, adjusted operating profit by 6% and free cash flow by 2%. We grew Wireless margins by 50 basis points and Cable margins by 80 basis points.

Our growth was largely driven by Wireless with service revenue growth of 7% and adjusted operating profit growth of 8%. These are the best Wireless financial results we have seen since 2009. We also gained 354,000 postpaid net additions and delivered a postpaid churn rate of 1.2%. These are the best subscriber metrics we have seen in seven years.

In Cable, we grew adjusted operating profit by 2%. Our financials were largely driven by the strength of our Internet business. We grew Cable households for the second straight year in a row, representing an important, continuing inflection point given four prior years of decline.

In Media, overall revenue was flat but we saw revenue growth in our sports, television, radio and digital businesses. In 2018, we expect growth in Media margins driven by higher revenue and an improved cost structure.

Consumer and business demand for data continues to grow significantly and wireless penetration rates continue to rise. This is bolstered by forecasted growth in GDP, record low unemployment and generally healthy macroeconomic conditions. Our strong portfolio of assets, our strategic priorities and our great team are a strong foundation to achieve the growth that lies ahead. 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 11

Develop our people and a high-performance culture

Culture is at the heart of our success and our people are our most valuable asset. I truly believe that building the right culture drives an unassailable focus on the customer, and that, in turn, will deliver sustained growth and value creation. A critical foundation is creating an open, trusting and diverse workplace that is grounded in accountability and performance.

In 2017, we streamlined our management team and organizational structure to drive end-to-end accountability and a relentless customer focus. We continued to invest in our employees, including more tools and training along with a stronger focus on inclusion and diversity. Our employee engagement score rose to 79%.

Our efforts were also recognized externally. In 2017, we were highlighted as one of Canada’s Top 100 Employers for the fifth straight year, one of Canada’s Best Diversity Employers, a Top Employer for Young People and one of Canada’s Greenest Employers.

In 2018, we will continue to improve the employee experience with a focus on our frontline team. We will develop our people with great pride and passion and help them grow their careers. Fundamentally, I want to make Rogers the best place to work in Canada.

“Giving back to the communities where we live and work is an important part of who we are.”

Be a strong, socially responsible leader in our communities across Canada

Giving back to the communities where we live and work is an important part of who we are. Rogers has a wonderful history of giving that started with Ted and we will build on his legacy.

Last year, we invested $64 million through cash and in-kind donations to various charitable organizations across Canada. We launched the Ted Rogers Scholarship Fund, awarding 307 scholarships to youth entering their first year of post-secondary education. We also delivered 65 grants to community organizations that provide innovative educational programs for youth.

Additionally, we launched a terrific new giving campaign, Give Together Month, where Rogers matched employee donations to the charity of their choice, generating $2.2 million for our communities. We expanded Connected for Success, our affordable broadband service, to 200 community housing partners making it available to 150,000 low-income Canadians.

In 2018, we will formally launch our Give Together community investment program that will include company-wide volunteering for employees and their families. I fundamentally believe that when you do well in business, you have a responsibility to give back. Our community efforts are an integral part of the memorable moments we help deliver and they will grow to become a hallmark of our organization. 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 12

WELCOME
ROGERS

Ted Rogers
Scholarship Fund
Potential
Is Everywhere
#Potential2017

2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 13

Our community efforts

are an integral part of the

memorable moments we

help deliver and they will

grow to become a hallmark

of our organization. 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 13

For Peggy and Tej,

Saturday nights are for

connecting with the kids

for a special family movie. 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 14

“ We remain relentlessly focused

on driving the fundamentals

that deliver shareholder value

– growth in revenue, profit,

margins and free cash flow.”

The year ahead

We enter 2018 with strong momentum and a clear plan for sustained financial growth along with strategic capital investments in our core business. Our 2018 guidance reflects continued growth in revenue and accelerated growth in both profit and free cash flow.

Full-Year 2018 Guidance 1

(in millions of dollars, except percentages)

Consolidated Guidance

Revenue

Adjusted EBITDA

Capital expenditures

Free cash flow

2018 Guidance

Increase of 3% to 5%

Increase of 5% to 7%

2,650 to 2,850

Increase of 3% to 5%

1 Please see 2017 Financial Report.

We remain relentlessly focused on driving the fundamentals that deliver shareholder value – growth in revenue, profit, margins and free cash flow. Ultimately, it is about delivering a strong return on investment. Operational excellence and well-timed network investments will be key to our success.

As a company, our purpose is clear: to connect our customers with the people and the memorable moments that matter most to them. With the right team, a clear purpose and vision and a strategic plan to win, we are well-positioned to capitalize on the growth opportunities ahead.

I am immensely proud of our team and what we accomplished in 2017. I would like to share a heartfelt thank you to all 25,000 team members for their incredible commitment and dedication. I would like to thank the Board for their support. And I would like to thank you, our shareholders, for your ongoing investment and confidence in Rogers.

All the best, Joe Natale President and Chief Executive Officer Rogers Communications Inc. 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 15

Corporate governance “Our Board is strongly committed to sound corporate governance practices. The Board’s structure, with diverse and independent directors, ensures that the interests of all shareholders are considered – an approach that has helped ensure the continuance of strong, family-founded Canadian companies. The Board composition and its governance policies also reinforce our commitment that the appropriate balance is struck between risk and reward.”

Charles Sirois Lead Director, Rogers Communications Inc. Rogers Communications Inc.’s Board of Directors (the Board) is strongly committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and best practices. We are a family-founded and controlled company and take pride in our proactive and disciplined approach towards ensuring that Rogers’ governance structures and practices are deserving of the confidence of the public capital markets. Voting control of Rogers Communications Inc. is held by a trust, of which members of the Rogers family are beneficiaries. This trust holds voting control of Rogers Communications Inc. for the benefit of successive generations of the Rogers family. As substantial stakeholders, the Rogers family is represented on our Board and brings a long-term commitment to oversight and value creation. At the same time, we benefit from having outside directors who are experienced North American business leaders.

The Board believes that the Company’s governance and risk management systems are effective and that the appropriate structures and procedures are in place. The composition of our Board and structure of its various committees are outlined in the table on the following page. As well, we make available detailed information on our governance structures and practices – including our complete statement of corporate governance practices, our codes of conduct and ethics, full committee charters and Board member biographies – in the Corporate Governance section at investors.rogers.com. At this link, you will find a summary of the differences between the NYSE corporate governance rules applicable to U.S.-based companies and our governance practices as a non-U.S.-based issuer that is listed on the NYSE. The Audit and Risk Committee reviews the Company’s accounting policies and practices, the integrity of the Company’s financial reporting processes and procedures and the financial statements and other relevant disclosures for release to shareholders and the public. The Committee also assists the Board in its oversight of the Company’s compliance with legal and regulatory requirements relating to financial reporting and assesses the accounting systems, financial control systems and evaluates the qualifications, independence and work of both external and internal auditors. It also reviews risk management policies and associated processes to identify major risk exposures. The Corporate Governance Committee assists and makes recommendations regarding corporate governance practices and principles, the Board’s approach to director independence and director compensation. The Committee also leads the Board in its periodic review of the performance of the Board and its committees. 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 16

Board of Directors and its Committees Chair Member Audit Corporate Human Nominating Executive Finance Pension and Risk Governance Resources Edward S. Rogers Charles Sirois, cm Bonnie R. Brooks, cm Robert K. Burgess John H. Clappison, fcpa, fca Robert Dépatie Robert J. Gemmell Alan D. Horn, cpa, ca Philip B. Lind, cm John A. MacDonald Isabelle Marcoux Joe Natale The Hon. David R. Peterson, pc, qc Loretta A. Rogers Martha L. Rogers Melinda M. Rogers The Nominating Committee identifies prospective Director nominees for election by the shareholders and for appointment by the Board and assesses incumbent directors. The Committee also recommends nominees for each committee of the Board, including each committee’s Chair. The Human Resources Committee assists the Board in monitoring, reviewing and approving compensation and benefit policies and practices. The Committee is responsible for recommending senior management compensation and for monitoring succession planning with respect to senior executives. The Executive Committee assists the Board in discharging its responsibilities in the intervals between meetings of the Board, including to act in such areas as specifically designated and authorized at a preceding meeting of the Board and to consider matters concerning the Company that may arise from time to time. The Finance Committee reviews and reports to the Board on matters relating to the Company’s financings and general debt and equity structure. The Committee also reviews commitments and arrangements above specified thresholds. The Pension Committee supervises the administration of the Company’s pension plans and reviews the provisions and investment performance of the Company’s pension plans. Rogers’ Good Governance Practices Independent Lead Director Director Share Ownership Guidelines Audit and Risk Committee Meetings with Internal and External Auditors Committee Authority to Retain Independent Advisors Formal Corporate Governance Policy and Charters Board and Committee In Camera Discussions Orientation Program for New Directors Director Material Relationship Standards Code of Business Conduct and Whistleblower Hotline Annual Reviews of Board and Committee Performance Board Education Sessions Separation of CEO and Chair Roles For a complete description of Rogers’ corporate governance structure and practices and copies of our annual information circular and proxy, go to investors.rogers.com 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 17

Senior executive officers

For detailed biographical information of the Rogers’ Executive Officers, go to investors.rogers.com

1 Joe Natale

President and Chief Executive Officer

2 Rick Brace

President, Media

3 Lisa Durocher

Chief Digital Officer

4 Jorge Fernandes

Chief Technology Officer

5 Phil Hartling

Interim President, Consumer

6 John Hill

Chief Information Officer

7 David Miller

Chief Legal & Corporate Affairs Officer and Secretary

8 Dean Prevost

President, Enterprise

9 Jim Reid

Chief Human Resources Officer

10 Anthony Staffieri, fcpa, fca

Chief Financial Officer 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 18

Directors For detailed biographical information of the Rogers’ Directors, go to investors.rogers.com

1 Edward S. Rogers Chair 2 Charles Sirois, cm Lead Director Rogers Communications Inc. Chairman Telesystem Ltd.

3 Bonnie R. Brooks, cm

Company Director

4 Robert K. Burgess

Company Director

5 John H. Clappison, fcpa, fca

Company Director

6 Robert Dépatie

Company Director

7 Robert J. Gemmell

Company Director

8 Alan D. Horn, cpa, ca

President and Chief Executive Officer Rogers Telecommunications Limited

9 Philip B. Lind, cm

Vice Chair

10 John A. MacDonald Company Director

11 Isabelle Marcoux Chair

Transcontinental Inc.

* Joe Natale

President and Chief Executive Officer

* Pictured on previous page

12 The Hon. David R. Peterson, pc, qc

Chairman Emeritus

Cassels Brock & Blackwell LLP

13 Loretta A. Rogers

Company Director

14 Martha L. Rogers

Company Director

15 Melinda M. Rogers Deputy Chair 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 19

Priyakshi Mahanta

Ted Rogers Scholarship Fund
Class of 2017

Ted Rogers
Scholarship Fund
Class of 2017
Priyakshi Mahanta
In recognition of your strong leadership in the community, we are proud to award you the Ted Rogers Scholarship and welcome you to the recipient Class of 2017.
Martha Rogers,
Chair, Ted Rogers Scholarship Fund
May 12, 2017
Date

20 ROGERS COMMUNICATIONS INC. 2017 ANNUAL REPORT

Priyakshi Mahanta

Ted Rogers Scholarship Fund

Class of 2017

2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 20

We’re always striving to do what’s right for our customers, employees, and communities across Canada, whether it is through helping students reach their education goals, providing low-cost Internet to Canadians living in subsidized housing, or instilling environmental stewardship across our organization. Corporate social responsibility Over the last year, we have donated $64 million through cash and in-kind donations to various charitable organizations and causes. Included in this is our newly launched Ted Rogers Scholarship Fund, named for our founder, Ted Rogers, who believed that education could “remake a city, a province or country”. Through the Fund, we work with nine community partners to identify scholarship recipients. In 2017, we awarded 307 scholarships through our community partners and to the dependents of our hard-working employees. Understanding that some of the most important learning happens outside of the classroom, we also awarded 65 grants to community organizations across the country that provide innovative and educational programs for youth. Our employees are passionate about giving back to their communities. In addition to offering employees one paid day off per year to volunteer at the charity of their choice, we recently launched a new annual employee giving campaign, Give Together Month, where Rogers matched all employee donations to the charity of their choice, up to $1,000 per employee. In 2017, we raised $2.2 million for our communities through our annual giving campaign, and had 1,800 employees take part in a volunteer experience at their chosen charity. Our Connected for Success program offers access to affordable broadband Internet to 150,000 low-income Canadians living in community housing. Originally launched in 2013 in partnership with Toronto Community Housing, we now have 200 housing partners and 16,000 Canadian households that have registered in the program. We were the first telecom company to launch an affordable Internet program in Canada. In 2017, we continued to make strides to ensure that our suppliers are adhering to ethical and sustainable practices. As part of our membership in the Joint Audit Cooperation (JAC) – a group of global telecom companies that share common suppliers, we share audit results among our peers to ensure that our suppliers adhere to internationally recognized supply chain and sustainability standards along the ICT supply chain, upholding human rights and social, labour and environmental standards. Rogers offers a variety of inclusive and accessible products and continues to focus on upholding sustainability principles in the development and delivery of services to our customers. Customer Service continues to provide a specialized support centre for information related to our accessibility offerings and we have made improvements to the quality of our website to ensure screen-reader compatibility on various browser options. Additionally, we have invested in our digital customer experience to ensure that all future self-serve offerings are conceptualized and constructed for inclusivity of all consumers. We also continue to provide a flexible data-only wireless plan option for people who have speech or hearing impairments. We are progressing towards our environmental targets to reduce our greenhouse gas emissions and energy consumption by 25% and 10%, respectively, by 2025, based on 2011 levels. We were once again named as one of Canada’s Greenest Employers by Mediacorp for the 5th year in a row. In 2017, we continued to invest in lighting upgrades at nine of our offices in order to reduce energy consumption. Our Get Up & Get Green internal waste program has allowed us to centralize waste bins and allow for better sorting measures, with the goal of reaching a 70% waste reduction rate. Within our business, we have also invested in the employee experience by delivering more training and development programs and an increased focus on inclusion and diversity. In 2017, our employee engagement score rose to 79%. We were also recognized once again this year as one of Canada’s Top 100 Employers, one of Canada’s Best Diversity Employers, one of Canada’s Top Employers for Young People and one of Greater Toronto’s Top Employers. For more information on Corporate Social Responsibility at Rogers, please see our website rogers.com/csr and look out for our 2017 CSR Report, which will be released in spring 2018.

2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 21

MANAGEMENT’S DISCUSSION AND ANALYSIS

2017 Financial Report

23	MANAGEMENT’S DISCUSSION AND ANALYSIS

25	Executive Summary
	25	About Rogers
	25	2017 Highlights
	27	Financial Highlights

29	Understanding Our Business
	29	Products and Services
	31	Competition
	33	Industry Trends

34	Our Strategy, Key Performance Drivers, and Strategic Highlights

	34	Our Strategic Priorities
	35	2017 Objectives
	35	Key Performance Drivers and 2017 Strategic Highlights
	37	2018 Objectives
	37	Financial and Operating Guidance

39	Capability to Deliver Results
	39	Leading Networks
	40	Powerful Brands
	41	Widespread Product Distribution
	41	First-Class Media Content
	41	Customer Experience
	42	Engaged People
	42	Financial Strength and Flexibility
	42	Healthy Trading Volumes and Dividends

43	2017 Financial Results
	43	Summary of Consolidated Results
	44	Key Changes in Financial Results This Year Compared to 2016
	45	Wireless
	47	Cable
	49	Business Solutions
	50	Media
	51	Capital Expenditures
	52	Review of Consolidated Performance
	55	Quarterly Results
	58	Overview of Financial Position

59	Managing Our Liquidity and Financial Resources
	59	Sources and Uses of Cash
	62	Financial Condition
	64	Financial Risk Management
	67	Dividends and Share Information
	68	Commitments and Contractual Obligations
	68	Off-Balance Sheet Arrangements

69	Governance and Risk Management
	69	Governance at Rogers
	70	Social Responsibility
	71	Income Tax and Other Government Payments
	72	Risk Management
	72	Risks and Uncertainties Affecting Our Business
	78	Controls and Procedures

80	Regulation In Our Industry
	81	Wireless
	83	Cable
	85	Media

86	Other Information
	86	Accounting Policies
	91	Key Performance Indicators
	93	Non-GAAP Measures
	95	Summary of Financial Results of Long-Term Debt Guarantor
	96	Five-Year Summary of Consolidated Financial Results

22    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Management’s Discussion and Analysis

This Management’s Discussion and Analysis (MD&A) contains important information about our business and our performance for the year ended December 31, 2017. This MD&A should be read in conjunction with our 2017 Audited Consolidated Financial Statements, which have been prepared in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB).

All dollar amounts are in Canadian dollars unless otherwise stated. All percentage changes are calculated using the rounded numbers as they appear in the tables. Charts, graphs, and diagrams are included for reference; however, they do not form part of this MD&A. This MD&A is current as at March 8, 2018 and was approved by RCI’s Board of Directors (the Board). This MD&A includes forward-looking statements and assumptions. See “About Forward-Looking Information” for more information.

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. Rogers also holds interests in various investments and ventures.

We are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

In this MD&A, the first quarter refers to the three months ended March 31, 2017, the second quarter refers to the three months ended June 30, 2017, the third quarter refers to the three months ended September 30, 2017, the fourth quarter refers to the three months ended December 31, 2017, this year refers to the twelve months ended December 31, 2017, and last year refers to the twelve months ended December 31, 2016. All results commentary is compared to the equivalent periods in 2016 or as at December 31, 2016, as applicable, unless otherwise indicated.

ABOUT FORWARD-LOOKING INFORMATION

This MD&A includes “forward-looking information” and “forward-looking statements” within the meaning of applicable securities laws (collectively, “forward-looking information”), and assumptions about, among other things, our business, operations, and financial performance and condition approved by our management on the date of this MD&A. This forward-looking information and these assumptions include, but are not limited to, statements about our objectives and strategies to achieve those objectives, and about our beliefs, plans, expectations, anticipations, estimates, or intentions.

Forward-looking information:

•

typically includes words like could, expect, may, anticipate, assume, believe, intend, estimate, plan, project, guidance, outlook, target, and similar expressions, although not all forward-looking information includes them;

•	includes conclusions, forecasts, and projections that are based on our current objectives and strategies and on estimates, expectations, assumptions, and other factors, most of which are confidential and proprietary and that we believe to have been reasonable at the time they were applied but may prove to be incorrect; and
•	was approved by our management on the date of this MD&A.

Our forward-looking information includes forecasts and projections related to the following items, some of which are non-GAAP measures (see “Non-GAAP Measures”), among others:

•	revenue;
•	total service revenue;
•	adjusted EBITDA;
•	capital expenditures;
•	cash income tax payments;
•	free cash flow;
•	dividend payments;
•	the growth of new products and services;
•	expected growth in subscribers and the services to which they subscribe;
•	the cost of acquiring and retaining subscribers and deployment of new services;
•	continued cost reductions and efficiency improvements;
•	traction against our debt leverage ratio; and
•	all other statements that are not historical facts.

Specific forward-looking information included or incorporated in this document includes, but is not limited to, our information and statements under “Financial and Operating Guidance” relating to our 2018 consolidated guidance on revenue, adjusted EBITDA, capital expenditures, and free cash flow. All other statements that are not historical facts are forward-looking statements.

Our conclusions, forecasts, and projections (including the aforementioned guidance) are based on the following factors, among others:

•	general economic and industry growth rates;
•	currency exchange rates and interest rates;
•	product pricing levels and competitive intensity;
•	subscriber growth;
•	pricing, usage, and churn rates;
•	changes in government regulation;
•	technology deployment;
•	availability of devices;
•	timing of new product launches;
•	content and equipment costs;
•	the integration of acquisitions; and
•	industry structure and stability.

Except as otherwise indicated, this MD&A and our forward-looking information do not reflect the potential impact of any non-recurring or other special items or of any dispositions, monetizations, mergers, acquisitions, other business combinations, or other transactions that may be considered or announced or may occur after the date on which the statement containing the forward-looking information is made.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    23

MANAGEMENT’S DISCUSSION AND ANALYSIS

RISKS AND UNCERTAINTIES

Actual events and results can be substantially different from what is expressed or implied by forward-looking information as a result of risks, uncertainties, and other factors, many of which are beyond our control, including but not limited to:

•	regulatory changes;
•	technological changes;
•	economic conditions;
•	unanticipated changes in content or equipment costs;
•	changing conditions in the entertainment, information, and/or communications industries;
•	the integration of acquisitions;
•	litigation and tax matters;
•	the level of competitive intensity;
•	the emergence of new opportunities; and
•	new interpretations and new accounting standards from accounting standards bodies.

These factors can also affect our objectives, strategies, and intentions. Many of these factors are beyond our control or our current expectations or knowledge. Should one or more of these risks, uncertainties, or other factors materialize, our objectives, strategies, or intentions change, or any other factors or assumptions underlying the forward-looking information prove incorrect, our actual results and our plans could vary significantly from what we currently foresee.

Accordingly, we warn investors to exercise caution when considering statements containing forward-looking information and caution them that it would be unreasonable to rely on such statements as creating legal rights regarding our future results or plans. We are under no obligation (and we expressly disclaim any such obligation) to update or alter any statements containing forward-looking information or the factors or assumptions underlying them, whether as a result of new information, future events, or otherwise, except as required by law. All of the forward-looking information in this MD&A is qualified by the cautionary statements herein.

BEFORE MAKING AN INVESTMENT DECISION

Before making any investment decisions and for a detailed discussion of the risks, uncertainties, and environment associated with our business, fully review the sections in this MD&A entitled “Regulation In Our Industry” and “Governance and Risk Management”, as well as our various other filings with Canadian and US securities regulators, which can be found at sedar.com and sec.gov, respectively.

FOR MORE INFORMATION

You can find more information about us, including our Annual Information Form, on our website (investors.rogers.com), on SEDAR (sedar.com), and on EDGAR (sec.gov), or you can e-mail us at investor.relations@rci.rogers.com. Information on or connected to these and any other websites referenced in this document does not constitute part of this MD&A.

You can also find information about our governance practices, corporate social responsibility reporting, a glossary of communications and media industry terms, and additional information about our business at investors.rogers.com.

24    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Executive Summary

ABOUT ROGERS

Rogers is a leading diversified Canadian communications and media company that’s working to deliver a great experience to our customers every day. We are Canada’s largest provider of wireless communications services and one of Canada’s leading providers of cable television, high-speed Internet, information technology, and telephony services to consumers and businesses. Through Rogers Media, we are engaged in radio and television broadcasting, sports, televised and online shopping, magazines, and digital media.

Almost all of our operations and sales are in Canada. We have a highly skilled and diversified workforce of approximately 24,500 employees. Our head office is in Toronto, Ontario and we have numerous offices across Canada. We report our results of operations in four reporting segments. See “Understanding Our Business”.

2017 HIGHLIGHTS

KEY FINANCIAL INFORMATION

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2017	2016	% Chg
Consolidated
Total revenue	14,143	13,702	3
Total service revenue [1]	13,560	13,027	4
Adjusted operating profit [2]	5,379	5,092	6
Adjusted operating profit margin [2]	38.0%	37.2%	0.8 pts

Net income	1,711	835	105
Adjusted net income [2]	1,821	1,481	23

Basic earnings per share	$3.32	$1.62	105
Adjusted basic earnings per share [2]	$3.54	$2.88	23

Capital expenditures [3]	2,436	2,352	4
Cash provided by operating activities	3,938	3,957	–
Free cash flow [2]	1,746	1,705	2
Wireless
Service revenue	7,775	7,258	7
Revenue	8,343	7,916	5
Adjusted operating profit	3,561	3,285	8
Adjusted operating profit margin as a % of service revenue	45.8%	45.3%	0.5 pts
Cable
Revenue	3,466	3,449	–
Adjusted operating profit	1,709	1,674	2
Adjusted operating profit margin	49.3%	48.5%	0.8 pts
Business Solutions
Revenue	387	384	1
Adjusted operating profit	128	123	4
Adjusted operating profit margin	33.1%	32.0%	1.1 pts
Media
Revenue	2,153	2,146	–
Adjusted operating profit	139	169	(18)
Adjusted operating profit margin	6.5%	7.9%	(1.4 pts	)

[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    25

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY PERFORMANCE INDICATORS

	As at or years ended December 31
	2017	2016	Chg
Subscriber results (000s) [1]
Wireless postpaid net additions [2]	354	286	68
Wireless prepaid net additions	61	111	(50)
Wireless subscribers [2]	10,482	10,274	208

Internet net additions	85	97	(12)
Internet subscribers	2,230	2,145	85

Television net losses	(80)	(76)	(4)
Television subscribers	1,740	1,820	(80)

Phone net additions	14	4	10
Phone subscribers	1,108	1,094	14

Total service unit net additions [3]	19	25	(6)
Total service units [3]	5,078	5,059	19
Additional Wireless metrics [1]
Postpaid churn (monthly) [2]	1.20%	1.23%	(0.03 pts )
Postpaid ARPA (monthly)	$124.75	$117.37	$7.38
Blended ARPU (monthly) [2]	$62.31	$60.42	$1.89
Ratios
Capital intensity [1]	17.2%	17.2%	– pts
Dividend payout ratio of net income [1]	57.7%	118.3%	(60.6 pts )
Dividend payout ratio of free cash flow [1,4]	56.6%	57.9%	(1.3 pts )
Return on assets [1]	5.9%	2.9%	3.0 pts
Debt leverage ratio [4]	2.8	3.0	(0.2)
Employee-related information
Total active employees (approximate)	24,500	25,200	(700)

[1]	As defined. See “Key Performance Indicators”.
[2]

Effective October 1, 2017, and on a prospective basis, we reduced our Wireless postpaid subscriber base by 207,000 subscribers to remove a low-ARPU public services customer that is in the process of migrating to another service provider. We believe adjusting our base for a customer of this size that migrates off our network provides a more meaningful reflection of the underlying organic performance of our Wireless business.

[3]	Includes Internet, Television, and Phone subscribers.
[4]

Dividend payout ratio of free cash flow and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

26    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

FINANCIAL HIGHLIGHTS

HIGHER REVENUE

•	Revenue increased by 3% this year, primarily driven by Wireless service revenue growth of 7%.
•

Wireless service revenue increased largely as a result of subscriber growth and a greater number of subscribers on higher-rate plans from our various brands, including Rogers Share Everything plans. Overall, we achieved our best Wireless financial results this year since 2009.

•

Cable revenue increased marginally as a result of the 7% increase in Internet revenue, due to the general movement of customers to higher-end speed and usage tiers and a larger subscriber base, partially offset by lower Television and Phone revenue, primarily due to Television subscriber losses over the past year and the impact of Phone pricing packages. We continue to see an ongoing shift in product mix to higher-margin Internet services, with 54% of our residential Internet base now on plans with download speeds of 100 megabits per second or higher compared to 46% at the end of last year. Excluding the impact of the Canadian Radio-television and Telecommunications Commission’s (CRTC) decision (effective October 2016) that reduced wholesale Internet access service rates, Cable revenue would have increased by 1% this year and Internet revenue would have increased by 9% this year.

•

Media revenue increased marginally as a result of higher sports-related revenue driven by the strength of Sportsnet, increased sales at TSC, Today’s Shopping Choice (TSC), and higher conventional broadcast TV advertising revenue, partially offset by lower publishing-related revenue due to the strategic shift to digital media announced last year.

HIGHER ADJUSTED OPERATING PROFIT

•

Adjusted operating profit increased 6% this year, with a consolidated adjusted operating profit margin of 38.0%, an expansion of 80 basis points. This increase was primarily driven by Wireless, with a 50 basis point expansion to 45.8%, and Cable, with an 80 basis point expansion to 49.3%.

•

Wireless adjusted operating profit increased 8% this year as a result of strong flow-through of the service revenue growth described above, partially offset by higher expenditures associated with increased subscriber volumes and costs of devices.

•

Cable adjusted operating profit increased 2% this year as a result of strong Internet revenue growth, the ongoing product mix shift to higher-margin Internet services, and various cost efficiencies. Excluding the impact of the CRTC decision that reduced wholesale Internet access service rates, adjusted operating profit would have increased by 4% this year.

•

Media adjusted operating profit decreased 18% this year primarily as a result of higher Toronto Blue Jays player payroll (including the impact of foreign exchange) and higher TSC merchandise costs, partially offset by lower publishing costs due to the strategic shift and the increase in revenue as described above.

HIGHER NET INCOME AND ADJUSTED NET INCOME

•

Net income increased 105% primarily as a result of the impairment and related charges we recognized last year as a result of our decision to discontinue developing our legacy Internet Protocol television (IPTV) product (instead, we are moving forward with the deployment of Comcast Corporation’s (Comcast) X1 IP-based video platform as Ignite TV), along with prior year equity losses associated with the wind-down of shomi, and higher adjusted operating profit and lower depreciation and amortization this year. The increase was partially offset by higher income tax expense consistent with higher earnings. See “Review of Consolidated Performance” for more information.

•	Adjusted net income increased 23% this year as a result of higher adjusted operating profit and lower depreciation and amortization, partially offset by higher income tax expense.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    27

MANAGEMENT’S DISCUSSION AND ANALYSIS

SUBSTANTIAL FREE CASH FLOW SUPPORTS FINANCIAL FLEXIBILITY

•

Our substantial cash flow generation enabled us to reduce outstanding debt, continue to make investments in our network, and return substantial dividends to shareholders. We paid $988 million in dividends in 2017.

•

Our cash provided by operating activities was stable this year as the increase in net income was offset by an increase in income taxes paid and an increased investment in non-cash working capital items. Free cash flow increased 2% this year to $1,746 million as a result of higher adjusted operating profit, partially offset by higher cash income taxes and higher capital expenditures.

•	Our debt leverage ratio improved to 2.8 as at December 31, 2017 from 3.0 as at December 31, 2016, driven by lower adjusted net debt and higher adjusted operating profit.
•

Our overall weighted average cost of borrowings was 4.70% as at December 31, 2017 (2016 – 4.72%) and our overall weighted average term to maturity on our debt was 9.9 years as at December 31, 2017 (2016 – 10.6 years).

•

We ended the year with approximately $2.7 billion of available liquidity (2016 – $2.7 billion) including $2.3 billion available under our bank and letter of credit facilities (2016 – $2.4 billion), and $0.4 billion (2016 – $0.25 billion) available under our $1.05 billion accounts receivable securitization program.

28    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Understanding Our Business

Rogers is a leading diversified Canadian communications and media company.

FOUR REPORTING SEGMENTS

We report our results of operations in four reporting segments. Each segment and the nature of its business are as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions	Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

We intend to redefine our reporting segments effective January 1, 2018 as a result of technological evolution and the increased overlap between the various product offerings within our Cable and Business Solutions reporting segments, as well as how we allocate resources amongst, and the general management of, our reporting segments. Effective January 1, 2018, the results of our existing Cable segment, Business Solutions segment, and our Smart Home Monitoring products will be presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring products are currently reported within Corporate items and intercompany eliminations. We will retrospectively amend our 2017 comparative segment results in 2018 to account for this redefinition.

See “Capability to Deliver Results” for more information about our extensive wireless and cable networks and significant wireless spectrum position.

During the year, our Wireless, Cable, and Business Solutions reporting segments were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly-owned subsidiaries. Our Media reporting segment was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

PRODUCTS AND SERVICES

WIRELESS

Rogers is a Canadian leader in delivering a range of innovative wireless services. Our postpaid and prepaid wireless services are offered under the Rogers, Fido, and chatr brands, and provide consumers and businesses with the latest wireless devices, services, and applications including:

•	mobile and fixed high-speed Internet access;
•	wireless voice and enhanced voice features;
•	wireless home phone;
•	device protection;
•	text messaging;
•	e-mail;
•	global voice and data roaming, including Roam Like Home and Fido Roam;
•	bridging landline phones with wireless phones through products like Rogers Unison;
•	machine-to-machine solutions; and
•	advanced wireless solutions for businesses.

CABLE

Our cable network provides an innovative and leading selection of high-speed broadband Internet access, digital television and online viewing, phone, and advanced home Wi-Fi services to consumers in Ontario, New Brunswick, and on the island of Newfoundland. We also provide services to businesses and enterprises across Canada that aim to meet the increasing needs of today’s critical business applications.

With the forthcoming launch of Ignite TV, our new Cable Television product, we plan to reinvent how our customers experience TV. Ignite TV will deliver a high-value, premium service with advanced features and video experiences, along with a robust product roadmap of innovation leading to a truly connected home service. First on the innovation roadmap, we intend to adopt Comcast’s

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    29

MANAGEMENT’S DISCUSSION AND ANALYSIS

new Digital Home solution. This whole-home networking solution will provide customers with a simple, fast, and intuitive way to control and manage their connected devices. The cloud-based platform will link to the new DOCSIS 3.1 Wi-Fi gateway devices to deliver fast, reliable connectivity in the home and will allow customers to easily add or pause devices, pair Wi-Fi extenders that boost signal strength, and use voice controls to see who is on the network, all in a safe and secure manner.

Internet services include:

•	Internet access (including basic and unlimited usage packages), security solutions, and e-mail;
•	access speeds of up to one gigabit per second (Gbps), covering our entire Cable footprint;
•	Rogers Ignite and Fido Internet unlimited packages, combining fast and reliable speeds with the freedom of unlimited usage and options for self-installation; and
•	Rogers Smart Home Monitoring, offering services such as monitoring, security, automation, energy efficiency, and smart control through a smartphone app.

Television services include:

•	local and network TV, including starter and premium channel packages along with à la carte channels;
•	on-demand television;
•	personal video recorders (PVRs), including Whole Home PVRs and a 4K PVR;
•	linear and time-shifted programming;
•	digital specialty channels;
•	4K television programming, including all 2017 and 2018 regular season Toronto Blue Jays home games and select marquee National Hockey League (NHL) and National Basketball Association (NBA) games; and
•	Rogers Anyplace TV, televised content delivered on smartphones, tablets, and personal computers.

Phone services include:

•	residential and small business local telephony service; and
•	calling features such as voicemail, call waiting, and long distance.

Enterprise services include:

•

voice, data networking, Internet protocol (IP), and Ethernet services over multi-service customer access devices that allow customers to scale and add services, such as private networking, Internet, IP voice, and cloud solutions, which blend seamlessly to grow with their business requirements;

•

optical wave, Internet, Ethernet, and multi-protocol label switching services, providing scalable and secure metro and wide area private networking that enables and interconnects critical business applications for businesses that have one or many offices, data centres, or points of presence (as well as cloud applications) across Canada;

•	simplified information technology (IT) and network technologies with security-embedded, cloud-based, professionally-managed solutions; and
•	extensive wireless and cable access networks services for primary, bridging, and back-up connectivity.

MEDIA

Our portfolio of Media assets reaches Canadians from coast to coast.

In Sports Media and Entertainment, we own the Toronto Blue Jays, Canada’s only Major League Baseball (MLB) team, and the Rogers Centre event venue, which hosts the Toronto Blue Jays’ home games, concerts, trade shows, and special events.

Our NHL Agreement, which runs through the 2025-2026 NHL season, allows us to deliver unprecedented coverage of professional hockey, with more than 1,200 regular season games per season streamed across television, smartphones, tablets, and the Internet, both through traditional streaming services as well as Rogers NHL LIVE. Our NHL Agreement also grants Rogers national rights on those platforms to the NHL playoffs and Stanley Cup Final, all NHL-related special events and non-game events (such as the NHL All-Star Game and the NHL Draft), and rights to sublicense broadcasting rights to Groupe TVA and the Canadian Broadcasting Corporation (CBC) and to use the Hockey Night In Canada brand through a sublicense agreement.

In Television, we operate several conventional and specialty television networks:

•	Sportsnet’s four regional stations, Sportsnet ONE, Sportsnet 360, and Sportsnet World;
•	City network, which, together with affiliated stations, has broadcast distribution to approximately 85% of Canadian individuals;
•	OMNI multicultural broadcast television stations, including OMNI Regional broadcast television stations, which provide multilingual newscasts nationally to all digital basic television subscribers;
•	specialty channels that include FX (Canada), FXX (Canada), and Outdoor Life Network; and
•	TSC, Canada’s only nationally televised shopping channel, which generates a significant and growing portion of its revenue from online sales.

In Radio, we operate 55 AM and FM radio stations in markets across Canada, including popular radio brands such as 98.1 CHFI, 680 NEWS, Sportsnet The FAN, KiSS, JACK FM, and SONiC.

As part of our strategic change to focus on digital media, our services and products include:

•	our digital sports-related assets, including Rogers NHL LIVE (formerly Rogers NHL GameCentre LIVE) and Sportsnet NOW;
•	many well-known consumer brands, such as Maclean’s, Chatelaine, Today’s Parent, and Hello! Canada; and
•	a broad digital presence that continues the extension of content across new and existing platforms.

OTHER

We offer the Rogers Platinum MasterCard and the Fido MasterCard, credit cards that allow customers to earn cashback rewards points on credit card spending.

OTHER INVESTMENTS

We hold interests in a number of associates and joint arrangements, some of which include:

•

our 37.5% ownership interest in Maple Leaf Sports & Entertainment Ltd. (MLSE), which owns the Toronto Maple Leafs, the Toronto Raptors, Toronto FC, the Toronto Argonauts, and the Toronto Marlies, as well as various associated real estate holdings; and

•	our 50% ownership interest in Glentel Inc. (Glentel), a large provider of multicarrier wireless and wireline products and services with several hundred Canadian retail distribution outlets.

30    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

COMPETITION

Competition in the telecommunications industry continues to intensify, with national, regional, and reseller players giving consumers a broader choice in service providers and plan offerings. This puts downward pressure on pricing, potentially reducing profit margins, and could also affect our subscriber churn.

Traditional wireline telephony and television services are now offered over the Internet. This has allowed more non-traditional providers to enter the market and has changed how traditional providers compete. This is changing the mix of packages and pricing that service providers offer and could affect churn levels.

In the media industry, there continues to be a shift towards digital and online media consumption by consumers, which in turn drives advertisers to direct more advertising dollars to digital and online versus traditional media. In addition, the number of competitors has increased as more digital and online media companies, including large global companies, enter the market.

WIRELESS

We compete on customer experience, quality of service, scope of services, network coverage, sophistication of wireless technology, breadth of distribution, selection of devices, branding and positioning, and price.

•

Wireless technology – our extensive long-term evolution (LTE) network caters to customers seeking the increased capacity and speed it provides. We compete with Bell, Telus, Shaw, Videotron, SaskTel, and Eastlink, all of whom operate LTE networks. We also compete with these providers on high-speed packet access (HSPA) and global system for mobile communications (GSM) networks and with providers that use alternative wireless technologies, such as Wi-Fi “hotspots” and mobile virtual network operators (MVNO), such as President’s Choice Mobile and Primus.

•

Product, branding, and pricing – we compete nationally with Bell, Telus, and Shaw, including their flanker brands Virgin Mobile (Bell), Lucky Mobile (Bell), Koodo (Telus), Public Mobile (Telus), and Freedom Mobile (Shaw). We also compete with various regional players and resellers.

•	Distribution of services and devices – we compete with other service providers for dealers, prime locations for our own stores, and third-party retail distribution shelf space.
•	Wireless networks – consolidation amongst regional players, or with incumbent carriers, could alter the regional or national competitive landscapes for Wireless.
•	Inbound roaming – we compete with other major national carriers to provide service to international operators who have customers who roam while in Canada.
•	Spectrum – Innovation, Science and Economic Development Canada (ISED Canada) has announced a future 600 MHz spectrum auction, expected to take place in the next one to two years. The outcome of this auction may increase competition. See “Regulation In Our Industry” for more information.

CABLE

Internet

We compete with other Internet Service Providers (ISPs) that offer residential high-speed Internet access services. Rogers and Fido high-speed Internet services compete directly with:

•	Bell and Bell Aliant’s Internet services in Ontario, New Brunswick, and on the island of Newfoundland; and
•	various resellers using wholesale telecommunication company digital subscriber line (DSL) and cable Third-Party Internet Access (TPIA) services in local markets.

A number of different players in the Canadian market also compete for enterprise network and communications services. There are relatively few national providers, but each market has its own competitors that usually focus on the geographic areas where they have the most extensive networks. In the enterprise market, we compete with facilities- and non-facilities-based telecommunications service providers. In markets where we own network infrastructure, we compete with incumbent fibre-based providers. Our main competitors are as follows:

•	Ontario – Bell, Cogeco Data Services, and Zayo;
•	Quebec – Bell, Telus, and Videotron;
•	Atlantic Canada – Bell Aliant and Eastlink; and
•	Western Canada – Shaw and Telus.

Television

We compete with:

•	other Canadian multi-channel broadcast distribution undertakings (BDUs), including Bell, Shaw, other alternative satellite TV services, and IPTV;
•	over-the-top (OTT) video offerings through providers like Netflix, YouTube, Hulu, Apple, Amazon Prime Video, Google, and other channels streaming their own content; and
•	over-the-air local and regional broadcast television signals received directly through antennas, and the illegal reception of US direct broadcast satellite services.

Phone

We compete with:

•	Bell and Bell Aliant’s wireline phone service in Ontario, New Brunswick, and on the island of Newfoundland;
•

incumbent local exchange carrier (ILEC) local loop resellers and voice over IP (VoIP) service providers (such as Primus and Comwave), other VoIP-only service providers (such as Vonage and Skype), and other voice applications riding over the Internet access services of ISPs; and

•	substitution of wireline for wireless products, including mobile phones and wireless home phone products.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    31

MANAGEMENT’S DISCUSSION AND ANALYSIS

MEDIA

Television and specialty services compete for viewers and advertisers with:

•	other Canadian television stations that broadcast in their local markets, including those owned and operated by the CBC, Bell Media, and Corus Entertainment;
•	other specialty channels;
•	distant Canadian signals and US border stations, given the time-shifting capability available to subscribers;
•	other media, including newspapers, magazines, radio, and outdoor advertising; and
•	content available on the Internet, such as web-based streaming services.

Our radio stations compete mainly with individual stations in local markets, but they also compete with:

•	other large, national radio operators, including the CBC, Bell Media, Corus Entertainment, and satellite radio operator SiriusXM;
•	broadcast and Internet radio platforms, such as iHeartRadio, which combine free, on-demand music services with the availability of live radio broadcasts and podcasts;
•	iTunes Music, Spotify, Radioplayer Canada, and comparable apps, which allow free or paid music and radio streaming directly from users’ smartphones;
•	other media, including newspapers, magazines, television, and outdoor advertising; and
•	new technologies, such as online web information services, music downloading, and portable media players.

TSC competes with:

•	retail stores;
•	catalogue, Internet, and direct mail retailers;
•	infomercials that sell products on television; and
•	other television channels, for channel placement, viewer attention, and loyalty.

Our digital media and publishing products compete for readership and advertisers with:

•	other Canadian magazines, both digital and printed;
•	foreign, mostly US, titles that sell directly into Canada, both digital and printed;
•	online information and entertainment websites, such as news services and streaming services; and
•	other traditional media, such as TV and radio.

Competition in Sports Media and Entertainment includes other:

•	televised and online sports programming;
•	Toronto professional teams, for attendance at Toronto Blue Jays games;
•	MLB teams, for Toronto Blue Jays players and fans;
•	local sporting and special event venues; and
•	professional sports teams, for merchandise sales revenue.

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INDUSTRY TRENDS

The telecommunications industry in Canada and our reporting segments are affected by various overarching trends relating to changing technologies, consumer demands, economic conditions, and regulatory developments. See “Risks and Uncertainties Affecting Our Business” and “Regulation In Our Industry” for more information. Below is a summary of the industry trends affecting our specific reporting segments.

WIRELESS TRENDS

More sophisticated wireless networks and devices and the rise of multimedia and Internet-based applications are making it easier and faster to receive data, driving growth in wireless data services. Consumer demand for mobile devices, digital media, and on-demand content is pushing providers to build networks that can support the expanded use of applications, mobile video, messaging, and other wireless data.

Wireless providers are investing in the next generation of broadband wireless data networks, such as LTE, Licensed Assisted Access, 4.5G, and future 5G technologies, to support the growing data demand.

Wireless market penetration in Canada is approximately 87% of the population and is expected to grow at an estimated 0.8% annually over the next four years, per International Data Corporation.

The CRTC Wireless Code has limited consumer wireless term contracts to two years from three years, which has resulted in a greater number of customers completing and renewing contracts at any given time. Shorter-term contracts allow less time for carriers to recover subsidies.

Subscribers are increasingly bringing their own devices or keeping their existing devices longer and therefore may not enter into term contracts for wireless services. This may negatively impact our subscriber churn, but may create gross addition subscriber opportunities as a result of increased churn from other carriers. This also may negatively impact the monthly service fees charged to subscribers.

Wireless providers are collaborating with OTT services to offer their customers unique, value-added benefits and service options.

Mobile commerce continues to increase as more devices and platforms adopt secure technology to facilitate wireless transactions.

CABLE TRENDS

Technology advancement, non-traditional competitors, consumer behaviours, and regulatory advancement are key areas influencing Cable. The Internet and social media are increasingly being used as a substitute for wireline telephone services, and televised content is increasingly available online. Downward Television tier migration (cord shaving) and Television cancellation with the intent of substitution (cord cutting) appear to be on the rise with increased adoption of OTT services, such as Apple TV, Netflix, and Android-based TV boxes. The CRTC’s decision to lower wholesale Internet access rates may also adversely affect companies that wholesale Internet services.

Broadcast television technology continues to improve with 4K TV broadcasts, and high dynamic range (HDR) for higher resolution and improved video image colour and saturation.

The CRTC Basic Telecommunications Services decision established several criteria to improve Internet access for Canadian residents and businesses. As a result, the CRTC believes fixed broadband subscribers should have access to speeds of at least 50 Mbps download and 10 Mbps upload, and access to a service with an unlimited data allowance.

Our digital cable and VoIP telephony services compete with competitor IPTV deployments and non-facilities-based service providers, respectively, which continue to increase competitive intensity that have and may continue to negatively impact the industry.

Cable and wireline companies are expanding their service offerings to include faster broadband Internet. Canadian companies, including Rogers, are increasingly offering download speeds of 1 Gbps and Internet offerings with unlimited bandwidth. Consumers are demanding ever-faster speeds for streaming online media, playing online video games, and for their ever-growing number of connected devices. In order to help facilitate these speeds, cable and wireline companies are shifting their networks towards higher speed and capacity Data Over Cable Service Interface Specifications (DOCSIS) 3.1 and fibre-to-the-home (FTTH) technologies. These technologies provide faster potential data communication speeds, allowing both television and Internet signals to reach consumers more quickly in order to sustain reliable speeds to address the increasing number of Internet-capable devices.

Our enterprise customers use fibre-based access and cloud computing to capture and share information in more secure and accessible environments. This, combined with the rise of multimedia and Internet-based business applications, is driving exponential growth in data demand.

Enterprises and all levels of government are transforming data centre infrastructure by moving toward virtual data storage and hosting. This is driving demand for more advanced network functionality, robust, scalable services, and supportive dynamic network infrastructure.

Canadian wireline companies are dismantling legacy networks and investing in next generation platforms and data centres that combine voice, data, and video solutions onto a single distribution and access platform. As next generation platforms become more popular, our competition will begin to include systems integrators and manufacturers.

Our enterprise customers are using third parties to increase security for their data and information to address cyber threats and other information security risks.

Devices and machines are becoming more interconnected and there is more reliance on the Internet and other networks to facilitate updates and track usage.

MEDIA TRENDS

Consumer demand for digital media, mobile devices, and on-demand content is increasing and media products, such as magazines, have experienced significant digital uptake, requiring industry players to increase their efforts in digital content and capabilities in order to compete. This trend is also causing advertisers to shift their spending from conventional TV and print publishing to digital platforms.

Competition has changed and traditional media assets in Canada are increasingly being controlled by a small number of competitors with significant scale and financial resources. Technology has allowed new entrants and even individuals to become media players in their own right.

Some players have become more vertically integrated across both traditional and emerging platforms. Relationships between providers and purchasers of content have become more complex. Global aggregators have also emerged and are competing for both content and viewers.

Access to live sports and other premium content has become even more important for acquiring and retaining audiences that in turn attract advertisers and subscribers. Therefore, ownership of content and/or long-term agreements with content owners has also become increasingly important to media companies. Leagues, teams, and networks are also experimenting with the delivery of live sports content through online, social, and virtual platforms, while non-traditional sports are also growing in mindshare.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Our Strategy, Key Performance Drivers, and Strategic Highlights

As part of our overall strategy and related priorities, we set corporate objectives each year to measure progress on our long-term strategic priorities and address short-term opportunities and risks.

OUR STRATEGIC PRIORITIES

Our refocused strategy builds on our many strengths, including our unique mix of network and media assets. Our focus is clear: deliver a best-in-class customer experience, grow the core business, and deliver industry-leading shareholder value.

To achieve these goals, our strategic priorities are as follows:

•	Create best-in-class customer experiences by putting our customers first in everything we do;
•	Invest in our networks and technology to deliver leading performance and reliability;
•	Deliver innovative solutions and compelling content that our customers will love;
•	Drive profitable growth in all the markets we serve;
•	Develop our people and a high performance culture; and
•	Be a strong, socially responsible leader in our communities across Canada.

CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

Everything starts and ends with our customer, so improving their experience is core to our strategy. We obsess over our customers’ end-to-end service experiences by listening carefully to the voice of our customers and the voice of our front-line. We will continue to focus on making things clear, simple, and fair for our customers while we continue building our digital capabilities so our customers have reliable and consistent experiences across our channels.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE AND RELIABILITY

We believe that networks are the lifeblood of our business and world-class performance is critical to our future. Our plan is to deliver high-performing, worry-free network services with a focus on core performance and reliability. Our investments in our cable network will allow us to continue to improve Cable Internet performance and reliability. Accelerated investments in our wireless network will ensure we keep up with our customers’ growing data demands while accelerating our move to 4.5G and setting the stage for a smooth evolution to 5G.

DELIVER INNOVATIVE SOLUTIONS AND COMPELLING CONTENT THAT OUR CUSTOMERS WILL LOVE

Innovation has always been a part of our DNA. We strive to deliver compelling products and innovative solutions to our customers that make their lives easier. We will do this by leveraging proven technologies and remarkable innovations from across the globe, making them more cost-effective for us.

Rogers has some of the most sought-after media assets in Canada, with a deep roster of leading sports assets, top radio stations, iconic magazines, and award-winning television programming. Canadians expect to be able to consume the content they want, when and where they want. We will continue to invest in delivering the content our audiences value and want most, delivered on their screens of choice.

DRIVE PROFITABLE GROWTH IN ALL THE MARKETS WE SERVE

The overarching goal of our strategy is to accelerate revenue growth in a sustainable way and translate it into strong margins, profit, free cash flow, an increasing return on assets, and returns to shareholders. Therefore, we will focus on our core growth drivers while developing a strong capability in cost management to support investments that will fuel our future.

DEVELOP OUR PEOPLE AND A HIGH PERFORMANCE CULTURE

Our people and our culture are the heart and soul of our success, and their passion for our customers and our company is truly incredible. Our strategy is to invest more in our people through training and development programs and to establish clear accountabilities for all employees. We are working to strengthen our employment brand and to make Rogers a top employer known for attracting and retaining the best talent. This means fostering an open, trusting, and diverse workplace grounded in accountability and performance.

BE A STRONG, SOCIALLY RESPONSIBLE LEADER IN OUR COMMUNITIES ACROSS CANADA

Giving back where we live and work is an important part of who we are. Our goal is to be a relevant and respected community leader in each region of our country. This means leveraging our strong local teams to become active and engaged volunteers in our communities and to deliver a strong, regionally empowered program.

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2017 OBJECTIVES

For 2017, we set forth the following objectives related to our refocused strategic priorities.

Strategic Priority	2017 Objectives
Create best-in-class customer experiences by putting our customers first in everything we do	Foster good relationships and obtain positive feedback from our customers through continual improvements to our customer service with a focus on self-serve
Invest in our networks and technology to deliver leading performance and reliability	Continue to grow our leadership in Wireless and Internet, and set forth developments to reclaim a sound position in video
Deliver innovative solutions and compelling content that our customers will love	Maintain our status as the number-one sports media brand in Canada and leverage that status across our different platforms
Drive profitable growth in all the markets we serve	Achieve our 2017 financial targets while at the same time investing to support future growth
Utilize our enterprise-grade networks and introduce new products to gain market share in the business market
Develop our people and a high performance culture	Invest in our employees’ futures, in part so they say they are proud to work for us, and to enhance employee engagement

KEY PERFORMANCE DRIVERS AND 2017 STRATEGIC HIGHLIGHTS

The following achievements display the progress we made towards meeting our refocused strategic priorities and the objectives we set along with them, as discussed above.

CREATE BEST-IN-CLASS CUSTOMER EXPERIENCES BY PUTTING OUR CUSTOMERS FIRST IN EVERYTHING WE DO

•	Attracted our highest number of postpaid net additions and realized our lowest annual postpaid churn rate since 2010.
•

Introduced Data Bytes for Fido mobile, giving new and existing Fido Pulse plan customers an additional hour of data, five times per billing cycle, at no extra charge. With this feature, customers can activate their data session and start streaming, searching, and sharing, worry-free.

•

Launched Stream Saver, part of our worry-free data management objective that allows users to get more out of their data plan by switching video streaming settings between high definition and standard definition.

•	Launched Social Media Security by Rogers, a cloud-based solution that allows Canadian businesses to better safeguard their social media accounts.
•	Announced we are tying 50% of our 2018 company-wide bonus plan to the achievement of certain customer metrics.

INVEST IN OUR NETWORKS AND TECHNOLOGY TO DELIVER LEADING PERFORMANCE AND RELIABILITY

•	Augmented sections of our existing LTE network with 4.5G technology investments that are designed to migrate to a 5G environment.
•

Initiated a program to upgrade our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. This program will lower the number of homes passed per node, will incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience, and will lay the foundation to evolve to FTTH.

•	Launched LTE-Advanced (LTE-A) service in many communities in Manitoba, including Winnipeg, Brandon, Portage La Prairie, Churchill, and more. We also expanded other cellular services in Manitoba.
•	Expanded LTE wireless service in Alberta; expanded LTE wireless service and implemented network improvements in several communities across British Columbia.
•	Extended our 700 MHz LTE network reach to 92% of Canada’s population and extended our overall LTE coverage to 96% of the population.
•	Recognized as the fastest ISP in both Ontario and Canada between July 2016 and May 2017, according to PCMag’s Speed Index.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

DELIVER INNOVATIVE SOLUTIONS AND COMPELLING CONTENT THAT OUR CUSTOMERS WILL LOVE

•	For the third consecutive year, Sportsnet was ranked Canada’s number-one sports media brand and Canada’s number-one specialty network.
•

Successfully completed the third year of our exclusive 12-year national NHL Agreement while bringing the NHL to more Canadians than ever before, with our 2016-2017 NHL season being our most successful NHL season to date.

•

Extended, for seven additional years, our sublicensing arrangement with CBC for English broadcasts of Hockey Night in Canada and the Stanley Cup playoffs, beginning with the 2019-2020 season. CBC will continue to broadcast nationally-televised regular season games on Saturday night, plus all four rounds of the Stanley Cup playoffs.

•

Achieved excellent radio ratings across Canada, including 98.1 CHFI and 680 NEWS in Toronto, where they were the city’s number-one radio and news stations, respectively, for the key demographic between ages 25 and 54.

•

Added four new 4K services to our existing lineup, allowing our customers to watch some of the world’s biggest artists, concerts, movies, and events in 4K, in addition to more than 100 Toronto Blue Jays, NHL, and NBA games.

•	Launched OMNI Regional across the country, a new television service providing Canada’s diverse language communities with access to vital news and information programming.
•

Launched CityNews in Edmonton and Winnipeg, and announced upcoming CityNews launches in Vancouver, Calgary, and Montreal, offering a fresh approach to local news that provides viewer-based content with original stories that reflect these communities.

DRIVE PROFITABLE GROWTH IN ALL THE MARKETS WE SERVE

•	100% achievement of our 2017 guidance on selected full-year metrics. See “Financial and Operating Guidance” for more information.
•	Adjusted operating profit margin expansion of 80 basis points. This increase was primarily driven by Wireless, with a 50 basis point expansion, and Cable, with an 80 basis point expansion.
•	Achieved our best annual Wireless service revenue growth and adjusted operating profit growth since 2009.

DEVELOP OUR PEOPLE AND A HIGH PERFORMANCE CULTURE

•	Achieved an employee engagement score of 79%.
•

Recognized in November 2017, for the fifth year in a row, as one of Canada’s Top 100 Employers for 2018, and in January 2017, for the eighth year in a row, as a Top Employer for Young People, by the editors of Canada’s Top 100 Employers.

•

Selected as one of Canada’s Best Diversity Employers for 2017, for the fifth year in a row, in a report released by Mediacorp Inc. in March 2017, in recognition of our efforts to promote diversity and inclusion in the workplace.

•	Named one of Canada’s Greenest Employers for 2017, for the fifth year in a row, by the editors of Canada’s Top 100 Employers in April 2017.
•

Named one of the 50 Best Corporate Citizens in Canada by Corporate Knights in June 2017, an award that recognizes employers that incorporate social, economic, and ecological benefits and costs in their normal course of business.

BE A STRONG, SOCIALLY RESPONSIBLE LEADER IN OUR COMMUNITIES ACROSS CANADA

•	Invested $64 million in our communities through cash and in-kind donations to various charitable organizations and causes.
•

Launched the Ted Rogers Scholarship Fund and awarded 307 scholarships through our community partners and to dependents of our hard-working employees. This program also included 65 grants to community organizations across the country that provide innovative and educational programs for youth.

•

Released Rogers’ 2017 Transparency Report, which outlines how we share customer information in response to requests from legal authorities. We are committed to protecting our customers’ privacy and fulfilling our obligation as a good corporate citizen to follow the law and contribute to public safety.

•	Launched a new annual employee giving campaign, Give Together Month, where Rogers matched employee donations to the charity of their choice, up to $1,000 each. In total, $2.2 million was raised.
•

Expanded Connected for Success, a program offering access to affordable, high-speed Internet to 150,000 low-income Canadian households through 200 subsidized housing partners across our cable footprint.

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2018 OBJECTIVES

Strategic Priority	2018 Objectives
Create best-in-class customer experiences by putting our customers first in everything we do

Improve our end-to-end customer experience by improving critical end-to-end processes; investing in multi-channel capabilities; simplifying frontline tools; and delivering online tools and apps to improve our customers’ experiences

Invest in our networks and technology to deliver leading performance and reliability	Deliver improved network performance and system stability by improving the performance and reliability of both our wireless and cable networks
Deliver innovative solutions and compelling content that our customers will love	Deliver solutions that will grow our core business through a smooth launch of Ignite TV and the delivery of other innovative content solutions and compelling content
Drive profitable growth in all the markets we serve	Achieve our 2018 financial targets while at the same time investing to support future growth and driving a focus on cost management and margin improvement
Develop our people and a high performance culture

Make Rogers one of the best places to work in Canada by strengthening our employment brand; getting behind the personal and career development of our leaders and teams; improving the employee experience, especially for our frontline team; and evolving our incentive plans to drive a “customer first” culture

Be a strong, socially responsible leader in our communities across Canada

Develop a better local presence in our key regional markets through the launch of our Give Together Community Investment program; the delivery of a strong, regionally empowered program and plan; and the expansion of Internet service for all Canadians

FINANCIAL AND OPERATING GUIDANCE

We provide consolidated annual guidance ranges for selected financial metrics on a consolidated basis consistent with the annual plans approved by the Board.

2017 ACHIEVEMENTS AGAINST GUIDANCE

The following table outlines guidance ranges that we had previously provided and our actual results and achievements for the selected full-year 2017 financial metrics.

(In millions of dollars, except percentages)	2016 Actual	2017 Guidance Ranges	2017 Actual		Achievement
Consolidated Guidance [1]
Revenue	13,702	Increase of 3% to 5%	14,143	3.2%	✓

Adjusted operating profit [2]	5,092	Increase of 5% to 6%	5,379	5.6%	✓

Capital expenditures [3]	2,352	2,350 to 2,450	2,436	n/m	✓

Free cash flow [2]	1,705	Increase of 2% to 4%	1,746	2.4%	✓

n/m	– not meaningful
[1]

The table outlines guidance ranges for selected full-year 2017 consolidated financial metrics provided in our January 26, 2017 earnings release and subsequently updated on October 19, 2017. Guidance ranges presented as percentages reflect percentage increases over 2016 actual results.

[2]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

2018 FULL-YEAR CONSOLIDATED GUIDANCE

For the full-year 2018, we expect steady growth in revenue and adjusted EBITDA to drive higher free cash flow, despite higher capital expenditures. In 2018, we expect to have the financial flexibility to maintain our network advantages, to further reduce debt, and to continue to return cash to shareholders.

Effective January 1, 2018, the Company will commence using adjusted earnings before interest, tax, depreciation, and amortization (adjusted EBITDA) as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. As such, we plan to introduce adjusted EBITDA as a new non-GAAP measure in our financial reports commencing January 1, 2018. This measure will replace our existing adjusted operating profit non-GAAP measure. We believe adjusted EBITDA better reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA will include stock-based compensation expense. We also believe that our decision-making processes will not be significantly affected through the use of adjusted EBITDA. Additionally, use of this measure will change our current definition of free cash flow. For detailed reconciliations, please see “Non-GAAP Measures”.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

(In millions of dollars, except percentages)	2017 Actual	2018 Guidance Ranges based on a comparable basis prior to the adoption of IFRS 15 [1]
Consolidated Guidance
Revenue	14,143	Increase of 3% to 5%
Adjusted EBITDA [2]	5,318	Increase of 5% to 7%
Capital expenditures [3]	2,436	2,650 to 2,850
Free cash flow [2]	1,685	Increase of 3% to 5%

[1]

Guidance ranges presented as percentages reflect percentage increases over full-year 2017 results. 2018 amounts for purposes of assessing our performance against guidance will be calculated consistently with revenue recognition accounting policies prior to adopting IFRS 15, Revenue from contracts with customers. See “Accounting Policies” for more information.

[2]

Effective January 1, 2018, free cash flow will be calculated using adjusted EBITDA as a result of our adoption of this profit measure instead of adjusted operating profit. Free cash flow presented above reflects this change. The difference between adjusted EBITDA and adjusted operating profit is that adjusted EBITDA will include stock-based compensation expense. Adjusted EBITDA and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[3]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.

The above table outlines guidance ranges for selected full-year 2018 consolidated financial metrics. These ranges take into consideration our current outlook and our 2017 results and are not expected to be impacted by the adoption of IFRS 15 on January 1, 2018. The purpose of the financial outlook is to assist investors, shareholders, and others in understanding certain financial metrics relating to expected 2018 financial results for evaluating the performance of our business. This information may not be appropriate for other purposes. Information about our guidance, including the various assumptions underlying it, is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Risks and Uncertainties Affecting Our Business”, and the related disclosure and information about various economic, competitive, and regulatory assumptions, factors, and risks that may cause our actual future financial and operating results to differ from what we currently expect.

We provide annual guidance ranges on a consolidated full-year basis that are consistent with annual full-year Board-approved plans. Any updates to our full-year financial guidance over the course of the year would only be made to the consolidated guidance ranges that appear above.

Key underlying assumptions

Our 2018 guidance ranges above are based on many assumptions including, but not limited to, the following material assumptions for the full-year 2018:

•	continued intense competition in all segments in which we operate, consistent with our experience during the full-year 2017;
•	a substantial portion of our US dollar-denominated expenditures for 2018 is hedged at an average exchange rate of $1.30/US$;
•	key interest rates remain relatively stable throughout 2018;
•

no significant additional legal or regulatory developments, shifts in economic conditions, or macro changes in the competitive environment affecting our business activities. We note that regulatory decisions expected during 2018 could materially alter underlying assumptions around our 2018 Wireless, Cable, and/or Media results in the current and future years, the impacts of which are currently unknown and not factored into our guidance;

•	Wireless customers continue to adopt, and upgrade to, higher-value smartphones at similar rates in 2018 compared to 2017 and a similar proportion of customers remain on term contracts;
•	overall wireless market penetration in Canada grows in 2018 at a similar rate as in 2017;
•	our relative market share in Wireless and Cable is not negatively impacted by changing competitive dynamics;
•	continued subscriber growth in Wireless and Cable Internet; a decline in Cable Television subscribers; and a relatively stable Phone subscriber base;
•	Ignite TV launches in 2018;
•	in Media, continued growth in sports and declines in certain traditional media businesses; and
•	with respect to the increase in capital expenditures:
•

we continue to invest appropriately to ensure we have competitive wireless and cable networks through (i) building a 4.5G to 5G wireless network and (ii) upgrading our hybrid fibre-coaxial network to lower the number of homes passed per node, utilize the latest technologies, and deliver an even more reliable customer experience; and

•	we continue to make expenditures related to the launch of Ignite TV in 2018.

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Capability to Deliver Results

LEADING NETWORKS

WIRELESS

Rogers has one of the most extensive and advanced wireless networks in Canada, which:

•	was the first LTE high-speed network in Canada;
•	reached 96% of the Canadian population as at December 31, 2017 on our LTE network alone;
•	is supported by voice and data roaming agreements with international carriers in more than 200 destinations, including a growing number of LTE roaming operators; and
•	includes network sharing arrangements with three regional wireless operators that operate in urban and rural parts of Canada.

We are continuously enhancing our IP service infrastructure for all our wireless services. Advances in technology have transformed the ways in which our customers interact and use the variety of tools available to them in their personal and professional lives. Technology has also changed the way businesses operate.

We are augmenting our existing LTE network with 4.5G technology investments that are designed to migrate to a 5G environment. We will increase our 5G-related trials across key applications and multiple frequencies in 2018. A number of investments will be required to successfully launch a 5G network, including:

•	refarming spectrum currently used for 2G and 3G to LTE;
•	densifying our wireless network with macro and small cells in key markets; and
•	purchasing 5G-ready radio network equipment with lower unit and operational costs, the ability to aggregate more radio carriers, and greater spectral efficiency.

Significant spectrum position

Our wireless services are supported by our significant wireless spectrum holdings in both high-band and low-band frequency ranges. As part of our network strategy, we expect to continue making significant capital investments in spectrum to:

•	support the rapidly growing usage of wireless data services;
•	support the launch of a 5G-capable network; and
•	introduce new innovative network-enabled features and functionality.

Our spectrum holdings as at December 31, 2017 include:

Type of spectrum	Rogers licence	Who it supports
700 MHz	24 MHz in Canada’s major geographic markets, covering 92% of the Canadian population.	4G / 4.5G LTE subscribers.
850 MHz	25 MHz across Canada.	2G GSM, 3.5G HSPA+, and 4G / 4.5G LTE subscribers.
1900 MHz	60 MHz in all areas of Canada except 40 MHz in northern Quebec, 50 MHz in southern Ontario, and 40 MHz in the Yukon, Northwest Territories, and Nunavut.	2G GSM, 3.5G HSPA+, and 4G / 4.5G LTE subscribers.
AWS 1700/2100 MHz	40 MHz in British Columbia and Alberta, 30 MHz in southern Ontario, an additional 10 MHz in the Greater Toronto Area, and 20 MHz in the rest of Canada.	4G / 4.5G LTE subscribers.
2500 MHz	40 MHz FDD across Canada and an additional 20 MHz TDD in key population areas in Quebec, Ontario, and British Columbia.	4G / 4.5G LTE subscribers.

We also have access to additional spectrum through the following network sharing agreements:

Type of spectrum	Kind of venture	Who it supports
2.3 GHz/3.5 GHz range

Inukshuk Wireless Partnership is a joint operation with BCE Inc. in which Rogers holds a 50% interest. Inukshuk holds 30 MHz (of which 20 MHz is usable) of FDD 2.3 GHz spectrum primarily in eastern Canada, including certain population centres in southern and eastern Ontario, southern Quebec, and smaller holdings in New Brunswick, Manitoba, Alberta, and British Columbia. Inukshuk also holds 3.5 GHz TDD licences (between 50-175 MHz) in most of the major population centres across Canada. The current fixed wireless LTE national network utilizes the jointly held 2.3 GHz and 3.5 GHz spectrum bands.

Mobile and fixed wireless subscribers.
850 MHz, 1900 MHz AWS spectrum,	Three network-sharing arrangements to enhance coverage and network capabilities:
700 MHz	• with Bell MTS, which covers 98% of the population across Manitoba;	3.5G / 4G HSPA+, 4G LTE subscribers.
	• with TBayTel, that covers the combined base of customers in northwestern Ontario; and	3.5G / 4G HSPA+, 4G LTE subscribers.
	• with Quebecor (Videotron) to provide LTE services across the province of Quebec and Ottawa.	3.5G / 4G LTE subscribers.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

CABLE

Our expansive fibre and hybrid fibre-coaxial infrastructure delivers services to consumers and businesses in Ontario, New Brunswick, and on the island of Newfoundland. We also operate a transcontinental, facilities-based fibre-optic network that extends over 48,000 route kilometres and is used to service enterprise customers, including government and other telecommunications service providers. We also use our extensive fibre network for backhaul for wireless cell site traffic. In Canada, the network extends coast-to-coast and includes local and regional fibre, transmission electronics and systems, hubs, points of presence, and IP routing and switching infrastructure. The network also extends to the US from Vancouver south to Seattle; from the Manitoba-Minnesota border through Minneapolis, Milwaukee, and Chicago; from Toronto through Buffalo; and from Montreal through Albany to New York City and Ashburn, allowing us to connect Canada’s largest markets, while also reaching key US markets for the exchange of data and voice traffic.

The network is structured to optimize performance and reliability and to allow for the simultaneous delivery of video, voice, and Internet over a single platform. It is generally constructed in rings that interconnect with distribution hubs, providing redundancy to minimize disruptions that can result from fibre cuts and other events.

Homes and commercial buildings are connected to our network through hybrid fibre-coaxial (HFC) nodes or FTTH. We connect the HFC node to the network using fibre optic cable and the home to the node using coaxial cable or fibre. Using 860 MHz and 750 MHz of shared cable spectrum in Ontario and Atlantic Canada, respectively, we deliver video, voice, and broadband services to our customers. Hybrid fibre-coaxial node segmentation increases bandwidth per home passed by reducing the number of customers that share the cable spectrum.

We continually upgrade the network to improve capacity, enhance performance and reliability, reduce operating costs, and introduce new features and functionality. Our investments are focused on:

•	further segmenting our network nodes to reduce the number of homes sharing spectrum in each node;
•	improving video signal compression by moving to more advanced video protocols;
•	improving channel and on-demand capacity through switched digital video; and
•	increasing the FTTH footprint by connecting more homes directly to fibre.

In early 2016, we completed the transition of customers receiving television signals over our analog broadcast channels to all-digital services, freeing up significant cable network capacity for additional features and services. This migration strengthened the customer experience and, in addition to allowing us to reclaim significant amounts of network capacity, enabled us to reduce future network operating and maintenance costs.

Broadband Internet service is provided using a DOCSIS CCAP 3.0/3.1 platform, which combines multiple radio frequency channels onto one access point at the customer premise, delivering exceptional performance. The bandwidth of our Internet service offerings has increased 55-fold in the last 10 years as we bring new technologies to market when they become available.

This track record of investing in our networks and demonstrating the capability to deploy best-in-class service is one of our key strategies for ensuring that we stay competitive with other service providers that provide Internet service into homes and businesses over copper facilities. By the end of 2016, 100% of our cable network had been upgraded to DOCSIS CCAP technology supporting DOCSIS 3.1 and Ignite Gigabit Internet.

In 2018, we will begin evolving our cable network to a passive HFC architecture with nodes serving small groups of customers. This architecture will provide the foundation for subsequent generations of DOCSIS, including Remote PHY and Full Duplex DOCSIS, both of which will continue to expand the capabilities and capacity of our cable HFC network. Over time, this next generation architecture is expected to support synchronous upload and download speeds of up to 10 gigabits per second.

We continue to invest in and improve our cable network; for example, with technology to support gigabit Internet speeds, Ignite TV, Rogers 4K TV, our 4K PVR set-top box, and a significant commitment to live broadcasting in 4K, including all regular season Toronto Blue Jays home games for 2018 and numerous NHL and NBA games.

Voice-over-cable telephony services are currently provided over a dedicated DOCSIS network. Our offerings ensure a high quality of service by including geographic redundancy as well as network and customer premise backup powering. Our phone service includes a rich set of features, such as TV Call Display, three-way calling, and advanced voicemail features that allow customers to be notified of, and listen to, their home voicemail on their wireless phone or over the Internet.

We own and operate some of the most advanced networks and data centres in Canada. We leverage our national fibre, cable, and wireless networks and data centre infrastructure to enable businesses to deliver greater value to their customers through proactive network monitoring and problem resolution with enterprise-level reliability, security, and performance. Our primary and secondary Network Operation Centres proactively monitor Rogers’ networks to mitigate the risk of service interruptions and allow for rapid responses to any outages.

Our data centres provide guaranteed uptime and expertise in collocation, cloud, and managed services solutions. We own and operate 16 state-of-the-art, highly reliable, certified data centres across Canada, including:

•	Canada’s first Tier III Design and Construction certified multi-tenant facility, opened in 2012 in Toronto;
•	Alberta’s first Tier III certified data centre, opened in 2014; and
•	a third Tier III certified data centre in Ottawa, opened in 2015.

POWERFUL BRANDS

The Rogers brand has strong national recognition through our:

•	established networks;
•	extensive distribution;
•	recognizable media content and programming;
•	advertising;
•	event sponsorships, including the Rogers Cup;
•	community investment, including the Ted Rogers Scholarship Fund; and
•	naming rights to some of Canada’s landmark buildings.

40    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

We also own or utilize some of Canada’s most recognized brands, including:

•	the wireless brands of Rogers, Fido, and chatr;
•	25 TV stations and specialty channels, including Sportsnet, FX (Canada) and FXX (Canada), OMNI, and City;
•	publications, including Maclean’s, Chatelaine, Today’s Parent, Flare, and Hello! Canada;
•	55 radio stations, including 98.1 CHFI, 680 NEWS, Sportsnet The FAN, KiSS, JACK FM, and SONiC;
•	major league sports teams, including the Toronto Blue Jays, and teams owned by MLSE, such as the Toronto Maple Leafs, the Toronto Raptors, Toronto FC and the Toronto Argonauts;
•	an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver unprecedented coverage of professional hockey in Canada; and
•	TSC, a premium online and TV shopping retailer.

WIDESPREAD PRODUCT DISTRIBUTION

WIRELESS

We distribute our wireless products nationally using various channels, including:

•	an extensive independent dealer network;
•	company-owned Rogers, Fido, and chatr retail stores;
•	major retail chains and convenience stores;
•	other distribution channels, such as WOW! mobile boutique, as well as Wireless Wave and TBooth Wireless through our ownership interest in Glentel;
•	customer self-serve using rogers.com, fido.ca, chatrwireless.com, and e-commerce sites;
•	our call centres; and
•	outbound telemarketing.

CABLE

We distribute our residential cable products using various channels, including:

•	company-owned Rogers and Fido retail stores;
•	customer self-serve using rogers.com and fido.ca;
•	our call centres, outbound telemarketing, and door-to-door agents; and
•	major retail chains.

Our sales team and third-party retailers sell services to the enterprise, public sector, and carrier wholesale markets. An extensive network of third-party channel distributors deals with IT integrators, consultants, local service providers, and other indirect sales relationships. This diverse approach gives greater breadth of coverage and allows for strong sales growth for next generation services.

FIRST-CLASS MEDIA CONTENT

We deliver highly sought-after sports content enhanced by the following initiatives:

•

an exclusive 12-year agreement with the NHL, which runs through the 2025-2026 season, that allows us to deliver unprecedented coverage of professional hockey in Canada across television, smartphones, tablets, and the Internet;

•	Rogers NHL LIVE, an online OTT destination for enhancing NHL action on any screen;
•	GamePlus, an innovative and interactive experience within Rogers NHL LIVE that includes enhanced camera angles, exclusive interviews and analysis, and original video-on-demand content;
•	Rogers Hometown Hockey Tour, which brings hockey-themed festivities and outdoor viewing parties to 24 communities across Canada over the 2017-2018 NHL season;
•	the MLB Network, a 24-hour network dedicated to baseball, brought to Canada for the first time on Rogers digital cable;
•	an 8-year, multi-platform broadcast rights agreement with MLB Properties and MLB Advanced Media to show live and in-progress games and highlights within Canada through 2021;
•

a 10-year, multi-platform agreement that commenced in August 2014, which makes Rogers the exclusive wholesaler and a distributor of World Wrestling Entertainment’s (WWE) flagship programming in Canada; and

•	exclusive broadcasting and distribution rights of the Toronto Blue Jays through our ownership of the team.

CUSTOMER EXPERIENCE

We are committed to providing our customers with the best experience possible. To do this, we have invested in several areas to make it easier and more convenient for customers to interact with us, such as:

•	contact centres located throughout Canada;
•	an innovative Integrated Voice Response (IVR) system that can take calls in four languages, including English, French, Mandarin, and Cantonese;
•	voice authentication technology across all of our call centres that automatically identifies our customers by their voice, increasing security and protecting customers from potential fraud;
•	self-serve options, including:
•	the ability for Fido and Rogers consumer customers to complete price plan changes and hardware upgrades online;
•

simplified login, allowing Fido customers to log in to their accounts online or through the Fido MyAccount app using their Facebook login credentials, eliminating the need to remember multiple login credentials and making self-service easier to access;

•	the ability for customers to install their Internet and TV products at their convenience, without the need for a technician visiting their residence; and
•	Rogers EnRoute, a tool that gives customers the ability to track on their phone when a technician will arrive for an installation or service call;
•	customer care available over Facebook Messenger, Twitter, and online chat through our websites;
•	Family Data Manager, a data manager tool, and Data Top Ups, both of which allow Wireless customers to manage and customize their data usage in real-time through MyRogers;
•	Fido Data Bytes, which grant Fido Pulse customers an additional hour of data, five times per billing cycle, at no extra charge;
•	a simple mobile bill, making it easier for customers to read and understand their monthly charges; and
•	Roam Like Home and Fido Roam, worry-free wireless roaming allowing Canadians to use their wireless plan like they do at home when traveling to included destinations.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    41

MANAGEMENT’S DISCUSSION AND ANALYSIS

ENGAGED PEOPLE

For our team of approximately 24,500 employees, we strive to create a great workplace, focusing on all aspects of the employee experience, which include:

•	engaging employees and building high-performing teams through initiatives including engagement surveys and leadership development programs;
•	aiming to attract and retain top talent through effective training and development, performance-driven employee recognition programs, and career progression programs for front-line employees;
•	maintaining our commitment to diversity and inclusion; and
•	providing a safe, collaborative, and agile workplace that provides employees the tools and training to be successful.

FINANCIAL STRENGTH AND FLEXIBILITY

We have an investment-grade balance sheet, conservative debt leverage, and substantial available liquidity of $2,650 million as at December 31, 2017. Our capital resources consist primarily of cash provided by operating activities, available lines of credit, funds available under our accounts receivable securitization and US dollar-denominated commercial paper (US CP) programs, and issuances of long-term debt. We also own approximately $1,465 million of marketable equity securities in publicly-traded companies as at December 31, 2017.

The following information is forward-looking and should be read in conjunction with “About Forward-Looking Information”, “Financial and Operating Guidance”, “Risks and Uncertainties Affecting Our Business”, and our other disclosures about various economic, competitive, and regulatory assumptions, factors, and risks that could cause our actual future financial and operating results to differ from those currently expected.

Similar to 2017, we anticipate generating positive free cash flow in 2018. We expect that we will have sufficient capital resources to satisfy our cash funding requirements in 2018, including the funding of dividends on our common shares, repayment of maturing long-term debt, and other financing activities, investing activities, and other requirements. This takes into account our opening bank advance balance, cash provided by operating activities, the amount available under our $3.2 billion bank credit facility, our accounts receivable securitization program, our US CP program, and funds available to us from the issuance of other bank, publicly issued, or private placement debt from time to time. As at December 31, 2017, there were no significant restrictions on the flow of funds between RCI and its subsidiary companies.

We believe we can satisfy foreseeable additional funding requirements by issuing additional debt financing, which, depending on market conditions, could include restructuring our existing bank credit and letter of credit facilities, entering into new bank credit facilities, issuing public or private long-term or short-term debt, amending the terms of our accounts receivable securitization or US CP programs, or issuing equity. We may also opportunistically refinance a portion of existing debt depending on market conditions and other factors. There is no assurance, however, that these financing initiatives will or can be done as they become necessary.

HEALTHY TRADING VOLUMES AND DIVIDENDS

Our RCI Class B Non-Voting common shares (Class B Non-Voting Shares) actively trade on the TSX and NYSE with a combined average daily trading volume of approximately 1.2 million shares in 2017. In addition, our RCI Class A Voting common shares (Class A Shares) trade on the TSX. Dividends are the same, at the discretion of the Board, on both classes of shares. In 2017, each share paid an annualized dividend of $1.92.

42    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

2017 Financial Results

See “Accounting Policies” in this MD&A and the notes to our 2017 Audited Consolidated Financial Statements for important accounting policies and estimates as they relate to the following discussion.

We use several key performance indicators to measure our performance against our strategy and the results of our peers and competitors. Many of these are not defined terms under IFRS and should not be considered alternative measures to net income or any other financial measure of performance under IFRS. See “Key Performance Indicators” and “Non-GAAP Measures” for more information.

SUMMARY OF CONSOLIDATED RESULTS

	Years ended December 31
(In millions of dollars, except margins and per share amounts)	2017	2016	% Chg
Revenue
Wireless	8,343	7,916	5
Cable	3,466	3,449	–
Business Solutions	387	384	1
Media	2,153	2,146	–
Corporate items and intercompany eliminations	(206)	(193)	7
Revenue	14,143	13,702	3
Total service revenue [1]	13,560	13,027	4
Adjusted operating profit [2]
Wireless	3,561	3,285	8
Cable	1,709	1,674	2
Business Solutions	128	123	4
Media	139	169	(18)
Corporate items and intercompany eliminations	(158)	(159)	(1)
Adjusted operating profit [2]	5,379	5,092	6
Adjusted operating profit margin [2]	38.0%	37.2%	0.8 pts

Net income	1,711	835	105
Basic earnings per share	$3.32	$1.62	105
Diluted earnings per share	$3.31	$1.62	104

Adjusted net income [2]	1,821	1,481	23
Adjusted basic earnings per share [2]	$3.54	$2.88	23
Adjusted diluted earnings per share [2]	$3.52	$2.86	23
Capital expenditures	2,436	2,352	4
Cash provided by operating activities	3,938	3,957	–
Free cash flow [2]	1,746	1,705	2
[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted operating profit, adjusted operating profit margin, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    43

MANAGEMENT’S DISCUSSION AND ANALYSIS

KEY CHANGES IN FINANCIAL RESULTS THIS YEAR COMPARED TO 2016

REVENUE

Wireless service revenue increased this year primarily as a result of a larger subscriber base and a greater number of subscribers on higher-rate plans from our various brands, which includes the continued adoption of higher-blended-ARPU-generating Rogers Share Everything plans.

Cable revenue increased marginally this year as the increase in Internet revenue, due to the general movement of our Internet customers to higher-end speed and usage tiers and a larger subscriber base for our Internet products was partially offset by Television subscriber losses over the past year.

Business Solutions revenue increased this year primarily as a result of the growth in on-net next generation services, including our data centre businesses, which more than offset the continued reduction in lower margin, off-net legacy revenue.

Media revenue increased marginally as a result of higher sports-related revenue driven by the strength of Sportsnet, increased sales at TSC, and higher conventional broadcast TV advertising revenue, partially offset by lower publishing-related revenue due to the strategic shift to digital media announced last year.

ADJUSTED OPERATING PROFIT

Wireless adjusted operating profit increased this year primarily as a result of the strong flow-through of service revenue growth as described above, partially offset by higher costs associated with increased subscriber volumes and costs of devices.

Cable adjusted operating profit increased this year as a result of higher revenue as described above and lower operating expenses.

Business Solutions adjusted operating profit increased this year as a result of revenue growth as described above and lower operating expenses.

Media adjusted operating profit decreased this year primarily as a result of higher Toronto Blue Jays player payroll (including the impact of foreign exchange) and higher TSC merchandise costs, partially offset by lower publishing costs due to the strategic shift and the increase in revenue as described above.

NET INCOME AND ADJUSTED NET INCOME

Net income increased this year primarily as a result of losses incurred last year related to the discontinuation of the development of our legacy IPTV product and the wind-down of shomi, higher adjusted operating profit, and lower depreciation and amortization expense, partially offset by higher income tax expense.

Adjusted net income increased this year as a result of higher adjusted operating profit and lower depreciation and amortization expense, partially offset by higher income tax expense.

44    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

WIRELESS

ROGERS IS CANADA’S LARGEST PROVIDER OF WIRELESS COMMUNICATIONS SERVICES

As at December 31, 2017, we had:

•	approximately 10.5 million subscribers; and
•	approximately 33% subscriber and revenue share of the Canadian wireless market.

WIRELESS FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg
Revenue
Service revenue	7,775	7,258	7
Equipment revenue	568	658	(14)
Revenue	8,343	7,916	5
Operating expenses
Cost of equipment [1]	2,033	1,947	4
Other operating expenses	2,749	2,684	2
Operating expenses	4,782	4,631	3
Adjusted operating profit	3,561	3,285	8
Adjusted operating profit margin as a % of service revenue	45.8%	45.3%	0.5 pts
Capital expenditures	806	702	15
[1]	Includes the cost of equipment revenue and direct channel subsidies.

WIRELESS SUBSCRIBER RESULTS 1

(In thousands, except churn, postpaid ARPA, and blended ARPU)	Years ended December 31
	2017	2016	Chg
Postpaid [2]
Gross additions	1,599	1,521	78
Net additions	354	286	68
Total postpaid subscribers [2,3]	8,704	8,557	147
Churn (monthly)	1.20%	1.23%	(0.03 pts	)
ARPA (monthly)	$124.75	$117.37	$7.38
Prepaid
Gross additions	782	761	21
Net additions	61	111	(50)
Total prepaid subscribers [3]	1,778	1,717	61
Churn (monthly)	3.48%	3.32%	0.16 pts
Blended ARPU (monthly) [2]	$62.31	$60.42	$1.89

[1]	Subscriber counts, subscriber churn, postpaid ARPA, and blended ARPU are key performance indicators. See “Key Performance Indicators”.
[2]

Effective October 1, 2017, and on a prospective basis, we reduced our Wireless postpaid subscriber base by 207,000 subscribers to remove a low-ARPU public services customer that is in the process of migrating to another service provider. We believe adjusting our base for a customer of this size that migrates off our network provides a more meaningful reflection of the underlying organic performance of our Wireless business.

[3]	As at end of period.

REVENUE

Our revenue depends on the size of our subscriber base, the revenue per user, the revenue from the sale of wireless devices, and other equipment revenue.

Service revenue

Service revenue includes revenue derived from voice and data services from:

•	postpaid and prepaid monthly fees;
•	data usage;
•	airtime;
•	long distance charges;
•	essential services charges;
•	inbound and outbound roaming charges; and
•	certain fees.

The 7% increase in service revenue this year was a result of:

•	larger postpaid and prepaid subscriber bases; and
•

higher blended ARPU, primarily as a result of the increased mix of subscribers on higher-rate plans from our various brands, which includes the customer-friendly Rogers Share Everything plans, and increased data usage. Our higher-rate plans typically generate higher ARPU, may allow users to pool and manage their data usage across multiple devices, and provide access to some of our other offerings, such as Roam Like Home, Fido Roam, Rogers NHL LIVE, Fido Data Bytes, and Spotify.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    45

MANAGEMENT’S DISCUSSION AND ANALYSIS

The 6% increase in postpaid ARPA was primarily a result of the continued adoption of Rogers Share Everything plans and the increasing number of lines per customer account. Customers on Share Everything plans have increasingly utilized the advantages of premium offerings and access their shareable plans with multiple devices on the same account.

The 3% increase in blended ARPU this year was primarily a result of increased service revenue as discussed above.

We believe the increases in gross and net additions to our postpaid subscriber base and the lower postpaid churn this year were results of our strategic focus on enhancing the customer experience by providing higher-value offerings, such as our Share Everything plans, improving our customer service, and continually increasing the quality of our network.

Equipment revenue

Equipment revenue (net of subsidies) includes revenue from sales to:

•	independent dealers, agents, and retailers; and
•	subscribers through fulfillment by Wireless’ customer service groups, websites, telesales, and corporate stores.

The 14% decrease in revenue from equipment revenue this year was a result of:

•	larger average investments in higher-blended-ARPU-generating customers who purchased devices under term contracts; and
•	a 3% decrease in device upgrades by existing subscribers; partially offset by
•	higher gross additions.

OPERATING EXPENSES

We assess operating expenses in two categories:

•	the cost of wireless devices and equipment; and
•	all other expenses involved in day-to-day operations, to service existing subscriber relationships, and to attract new subscribers.

The 4% increase in the cost of equipment this year was a result of:

•	a continued shift in the product mix of device sales towards higher-cost smartphones as we continue to invest in higher-blended-ARPU-generating customers; and
•	higher gross additions; partially offset by
•	the decrease in device upgrades by existing subscribers, as discussed above.

The 2% increase in other operating expenses this year was a result of:

•	higher service costs, as a result of our growing subscriber bases; and
•	higher commissions, as a result of our higher postpaid gross additions; partially offset by
•	various cost efficiencies and productivity initiatives.

ADJUSTED OPERATING PROFIT

The 8% increase in adjusted operating profit this year was a result of the strong flow-through of service revenue growth, partially offset by higher operating expenses, as discussed above.

46    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

CABLE

ONE OF CANADA’S LEADING PROVIDERS OF HIGH-SPEED INTERNET, CABLE TELEVISION, AND PHONE SERVICES

As at December 31, 2017, we had:

•	approximately 2.2 million high-speed Internet subscribers;
•	approximately 1.7 million Television subscribers –approximately 30% of Canadian cable television subscribers;
•	approximately 1.1 million Phone subscribers; and
•	a network passing approximately 4.3 million homes in Ontario, New Brunswick, and on the island of Newfoundland.

CABLE FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg
Revenue
Internet	1,606	1,495	7
Television	1,501	1,562	(4)
Phone	353	386	(9)
Service revenue	3,460	3,443	–
Equipment revenue	6	6	–
Revenue	3,466	3,449	–
Operating expenses
Cost of equipment	2	3	(33)
Other operating expenses	1,755	1,772	(1)
Operating expenses	1,757	1,775	(1)
Adjusted operating profit	1,709	1,674	2
Adjusted operating profit margin	49.3%	48.5%	0.8 pts
Capital expenditures	1,172	1,085	8

CABLE SUBSCRIBER RESULTS 1

	Years ended December 31
(In thousands)	2017	2016	Chg
Internet
Net additions	85	97	(12)
Total Internet subscribers [2]	2,230	2,145	85
Television
Net losses	(80)	(76)	(4)
Total Television subscribers [2]	1,740	1,820	(80)
Phone
Net additions	14	4	10
Total Phone subscribers [2]	1,108	1,094	14
Cable homes passed [2]	4,307	4,241	66
Total service units [3]
Net additions	19	25	(6)
Total service units [2]	5,078	5,059	19

[1]	Subscriber count is a key performance indicator. See “Key Performance Indicators”.
[2]	As at end of period.
[3]	Includes Internet, Television, and Phone subscribers.

REVENUE

Internet revenue includes:

•	monthly subscription and additional use service revenue from residential, small business, and wholesale Internet access subscribers; and
•	modem rental fees.

Television revenue includes:

•	digital and analog cable services – comprised of:
•	basic cable service fees;
•	tier service fees;
•	access fees for use of channel capacity by third parties; and
•	premium and specialty service subscription fees, including pay-per-view service fees and video-on-demand service fees; and
•	rentals of digital cable set-top boxes.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    47

MANAGEMENT’S DISCUSSION AND ANALYSIS

Phone revenue includes revenue from residential and small business local telephony service from:

•	monthly service fees;
•	calling features, such as voicemail, call waiting, and caller ID; and
•	long distance calling.

The marginal increase in revenue this year was a result of:

•	general movement of customers to higher speed and usage tiers of our Ignite broadband Internet offerings; and
•	a larger Internet subscriber base; partially offset by
•	Television subscriber losses over the past year; and
•

lower wholesale revenue as a result of a CRTC decision that reduced wholesale Internet access service rates. Excluding the impact of the CRTC decision, Cable revenue would have increased by 1% this year.

Internet revenue

The 7% increase in Internet revenue this year was a result of:

•	general movement of customers to higher speed and usage tiers of our Ignite broadband Internet offerings;
•	a larger Internet subscriber base, with 54% of our residential Internet base on plans of 100 megabits per second or higher (2016 – 46%); and
•	the impact of changes in Internet service pricing; partially offset by
•	more promotional pricing provided to subscribers; and
•	lower wholesale revenue as a result of a CRTC decision that reduced wholesale Internet access service rates. Excluding this impact, Internet revenue would have increased by 9% this year.

Television revenue

The 4% decrease in Television revenue this year was a result of:

•	the decline in Television subscribers over the past year; partially offset by
•	the impact of Television service pricing changes, net of promotional pricing.

Phone revenue

The 9% decrease in Phone revenue this year was a result of the impact of pricing.

Equipment revenue

Equipment revenue includes revenue generated from the sale of digital cable set-top boxes and Internet modems. Equipment revenue this year was in line with 2016.

OPERATING EXPENSES

We assess Cable operating expenses in three categories:

•	the cost of programming;
•	the cost of equipment revenue (cable digital set-top boxes and Internet modem equipment); and
•	all other expenses involved in day-to-day operations, to service and retain existing subscriber relationships, and to attract new subscribers.

The 1% decrease in operating expenses this year was a result of:

•	various cost efficiency and productivity initiatives; and
•	relative shifts in product mix to higher-margin Internet from conventional Television broadcasting; partially offset by
•	higher costs related to increased revenue, as discussed above.

ADJUSTED OPERATING PROFIT

The 2% increase in adjusted operating profit this year was a result of the revenue and expense changes described above. Excluding the impact of the CRTC decision that reduced wholesale Internet access service rates, adjusted operating profit would have increased by 4% this year.

48    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

BUSINESS SOLUTIONS

LEADING-EDGE WIRELINE TELECOM AND DATA COMMUNICATIONS SERVICES TO CANADIAN BUSINESSES

As at December 31, 2017, Business Solutions:

•	sold to enterprises and public sector;
•	sold to other carriers on a wholesale basis;
•	had 10,000 on-net fibre connected buildings; and
•	had fibre passing close to an additional 25,500 near-net buildings.

BUSINESS SOLUTIONS FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg
Revenue
Next generation	322	307	5
Legacy	58	71	(18)
Service revenue	380	378	1
Equipment revenue	7	6	17
Revenue	387	384	1
Operating expenses	259	261	(1)
Adjusted operating profit	128	123	4
Adjusted operating profit margin	33.1%	32.0%	1.1 pts
Capital expenditures	131	146	(10)

Business Solutions generates revenue from the provision of wireline communications services and the sale of related equipment to enterprises and public sector at retail rates and to other telecommunications carriers on a wholesale basis. Business Solutions also provides voice and data communications and advanced services, including data centres, cloud computing, fibre networking, and professional services.

Next generation revenue is generated by the provision of high-speed, high-reliability data and voice communications, provided on Rogers’ advanced IP, Ethernet, and cloud platforms, and mainly through Rogers’ extensive communications network and data centre infrastructure.

Legacy revenue is generated mainly by circuit-switched local and long distance voice services and legacy data services, provided over time-division multiplexing (TDM) and prior generation data platforms, with client access often delivered using leased third-party network elements and tariffed ILEC services.

REVENUE

The 1% increase in service revenue this year was a result of:

•	the continued growth of higher margin, next generation on-net and near-net IP-based services revenue; partially offset by
•

the continued decline in the legacy and off-net voice business, a trend we expect to continue as we focus the business on next generation on-net and near-net opportunities and customers move to more advanced and cost-effective IP-based services and solutions.

Next generation services, which include our data centre operations, represented 85% (2016 – 81%) of total service revenue during the year.

OPERATING EXPENSES

The 1% decrease in operating expenses this year was a result of lower service costs as we continue to grow our higher-margin on-net and near IP-based offerings.

ADJUSTED OPERATING PROFIT

The 4% increase in adjusted operating profit this year was a result of the revenue and expense changes discussed above.

We intend to redefine our reporting segments effective January 1, 2018 such that, the results of our existing Cable segment, Business Solutions segment, and our Smart Home Monitoring products will be presented within a redefined Cable segment. We will retrospectively amend our 2017 comparative segment results in 2018 to account for this redefinition. See “Understanding Our Business”.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    49

MANAGEMENT’S DISCUSSION AND ANALYSIS

MEDIA

DIVERSIFIED CANADIAN MEDIA COMPANY

We have a broad portfolio of media properties, which most significantly includes:

•	sports media and entertainment, such as Sportsnet and the Toronto Blue Jays;
•	our exclusive national 12-year NHL Agreement;
•	category-leading television and radio broadcasting properties;
•	multi-platform televised and online shopping;
•	digital media; and
•	publishing.

MEDIA FINANCIAL RESULTS

	Years ended December 31
(In millions of dollars, except margins)	2017	2016	% Chg
Revenue	2,153	2,146	–
Operating expenses	2,014	1,977	2
Adjusted operating profit	139	169	(18)
Adjusted operating profit margin	6.5%	7.9%	(1.4 pts	)
Capital expenditures	83	62	34

REVENUE

Media revenue is earned from:

•	advertising sales across its television, radio, digital media properties, and publishing;
•	subscriptions to televised and OTT products;
•	ticket sales, fund redistribution and other distributions from MLB, and concession sales;
•	retail product sales; and
•	circulation of published products.

The marginal increase in revenue this year was a result of:

•

higher net sports-related revenue, driven by the continued success of Sportsnet and a distribution in the first quarter to the Toronto Blue Jays from Major League Baseball, partially offset by the 2016 impacts of the Toronto Blue Jays postseason and the World Cup of Hockey;

•	higher TSC merchandise sales; and
•	higher conventional broadcast TV advertising revenue; partially offset by
•	lower publishing-related revenue due to the strategic shift to digital media announced last year.

OPERATING EXPENSES

We assess Media operating expenses by:

•	the cost of broadcast content, including sports programming and production;
•	Toronto Blue Jays player payroll;
•	the cost of retail products sold; and
•	all other expenses involved in day-to-day operations.

The 2% increase in operating expenses this year was a result of:

•	higher Toronto Blue Jays player payroll (including the impact of foreign exchange); and
•	higher TSC merchandise costs; partially offset by
•	lower publishing costs due to the strategic shift described above.

ADJUSTED OPERATING PROFIT

The 18% decrease in adjusted operating profit this year was a result of the revenue and expense changes described above.

50    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

CAPITAL EXPENDITURES

Capital expenditures include costs associated with acquiring property, plant and equipment and placing it into service. The telecommunications business requires extensive and continual investments, including investment in new technologies and the expansion of capacity and geographical reach. The expenditures related to the acquisition of spectrum licences are not included in capital expenditures and do not factor into the calculation of free cash flow or capital intensity. See “Managing Our Liquidity and Financial Resources”, “Key Performance Indicators”, and “Non-GAAP Measures” for more information.

Capital expenditures are significant and have a material impact on our cash flows, therefore our management teams focus on planning, funding, and managing them.

Capital expenditures before related changes to non-cash working capital represent capital assets to which we took title. We believe this measure best reflects our cost of property, plant and equipment in a given period and is a simpler measure for comparing between periods.

	Years ended December 31
(In millions of dollars, except capital intensity)	2017	2016	% Chg
Capital expenditures
Wireless	806	702	15
Cable	1,172	1,085	8
Business Solutions	131	146	(10)
Media	83	62	34
Corporate	318	357	(11)
Capital expenditures before proceeds on disposition	2,510	2,352	7
Proceeds on disposition	(74)	–	n/m
Capital expenditures [1]	2,436	2,352	4
Capital intensity [2]	17.2%	17.2%	– pts
[1]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.
[2]	As defined. See “Key Performance Indicators”.

WIRELESS

The increase in capital expenditures in Wireless this year was a result of investments made to upgrade our wireless network to continue delivering worry-free, reliable performance for our customers. We are augmenting our existing LTE network with 4.5G technology investments that are also designed to migrate to a 5G environment. This year, we began upgrading our radio infrastructure and made investments to activate the AWS-1 spectrum licence acquired this year.

In 2017, we acquired a spectrum licence for $184 million, which is not included in the table above. See “Managing Our Liquidity and Financial Resources”.

CABLE

The increase in capital expenditures in Cable this year was a result of higher investments in network infrastructure, partially related to our forthcoming Ignite TV, which uses Comcast’s X1 IP-based video platform, and higher customer premise equipment additions in 2017, partially offset by costs related to development of our legacy IPTV product in 2016. This year, we began upgrading our hybrid fibre-coaxial infrastructure with additional fibre deployments and further DOCSIS technology enhancements. These deployments and enhancements will lower the number of homes passed per node and incorporate the latest technologies to help deliver more bandwidth and an even more reliable customer experience.

BUSINESS SOLUTIONS

The decrease in capital expenditures in Business Solutions this year was a result of higher investments in network infrastructure in 2016.

MEDIA

The increase in capital expenditures this year was a result of higher investments in our broadcast infrastructure and the Rogers Centre this year, partially offset by greater investments in digital platforms in 2016.

CORPORATE

The decrease in capital expenditures in Corporate this year was a result of higher investments in information technology and premise improvements at our various offices in 2016.

PROCEEDS ON DISPOSITION

We sold certain real estate assets for total proceeds of $74 million in 2017.

CAPITAL INTENSITY

Capital intensity was stable this year as a result of the higher capital expenditures as discussed above, offset by the increase in revenue.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    51

MANAGEMENT’S DISCUSSION AND ANALYSIS

REVIEW OF CONSOLIDATED PERFORMANCE

This section discusses our net income and other expenses that do not form part of the segment discussions above.

	Years ended December 31
(In millions of dollars)	2017	2016	% Chg
Adjusted operating profit [1]	5,379	5,092	6
Deduct (add):
Stock-based compensation	61	61	–
Depreciation and amortization	2,142	2,276	(6)
Gain on disposition of property, plant and equipment	(49)	–	n/m
Restructuring, acquisition and other	152	644	(76)
Finance costs	746	761	(2)
Other (income) expense	(19)	191	(110)
Income tax expense	635	324	96
Net income	1,711	835	105

[1]

Adjusted operating profit is a non-GAAP measure and should not be considered a substitute or alternative for GAAP measures. It is not a defined term under IFRS and does not have a standard meaning, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about this measure, including how we calculate it.

ADJUSTED OPERATING PROFIT

See “Key Changes in Financial Results This Year Compared to 2016” for a discussion of the increase in adjusted operating profit this year.

STOCK-BASED COMPENSATION

Our stock-based compensation, which includes stock options (with stock appreciation rights), restricted share units (RSUs), and deferred share units (DSUs), is generally determined by:

•	the vesting of stock options and share units; and
•	changes in the market price of Class B Non-Voting Shares; offset by
•

the impact of certain derivative instruments to hedge a portion of the stock price appreciation risk for our stock-based compensation program. See “Financial Risk Management” for information about equity derivatives.

	Years ended December 31
(In millions of dollars)	2017	2016
Impact of vesting	61	70
Impact of change in price	74	24
Equity derivatives, net of interest receipt	(74)	(33)
Total stock-based compensation	61	61

Stock-based compensation was stable in 2017 (2016 – $61 million) as the change in market price of our Class B Non-Voting Shares was offset by the change in value of our equity derivatives.

We had a liability of $223 million as at December 31, 2017 (2016 –$189 million) related to stock-based compensation recorded at its fair value, including stock options, RSUs, and DSUs.

We paid $107 million in 2017 (2016 – $69 million) to holders of stock options, RSUs, and DSUs upon exercise.

DEPRECIATION AND AMORTIZATION

	Years ended December 31
(In millions of dollars)	2017	2016	% Chg
Depreciation	2,087	2,183	(4)
Amortization	55	93	(41)
Total depreciation and amortization	2,142	2,276	(6)

Depreciation and amortization decreased this year primarily as a result of certain assets becoming fully amortized.

RESTRUCTURING, ACQUISITION AND OTHER

This year, we incurred $152 million (2016 – $644 million) in restructuring, acquisition and other expenses. These expenses in 2017 primarily consisted of severance costs associated with the targeted restructuring of our employee base and legal fees pertaining to class action lawsuits.

In 2016, these costs were primarily associated with the $484 million asset impairment and onerous contract charges related to a change in strategic direction such that we discontinued the internal development of our legacy IPTV product in lieu of a forthcoming IPTV product being developed in tandem with Comcast, which was classified as impairment of assets and related onerous contract charges in our 2016 financial statements and reclassified in 2017 to be included in restructuring, acquisition and other expenses. The other restructuring costs primarily consisted of severance costs associated with the targeted restructuring of our employee base and costs related to the wind-down of and changes to certain businesses.

FINANCE COSTS

	Years ended December 31
(In millions of dollars)	2017	2016	% Chg
Interest on borrowings [1]	740	758	(2)
Interest on post-employment benefits liability	12	9	33
(Gain) loss on foreign exchange	(107)	13	n/m
Change in fair value of derivative instruments	99	(16)	n/m
Capitalized interest	(18)	(18)	–
Other	20	15	33
Total finance costs	746	761	(2)

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

Interest on borrowings

Interest on borrowings decreased this year as a result of a lower amount of debt outstanding compared to 2016. See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

52    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Gain on foreign exchange

During 2017, all of our US dollar-denominated senior notes and debentures were hedged for accounting purposes. Foreign exchange gains recognized in 2017 were primarily related to our US CP program borrowings and US dollar-denominated credit facility borrowings, for which the associated debt derivatives were not designated as hedges for accounting purposes due to the short-term nature of the borrowings. Foreign exchange losses recognized in 2016 were also related to our US dollar-denominated credit facility borrowings.

See “Managing Our Liquidity and Financial Resources” for more information about our debt and related finance costs.

OTHER (INCOME) EXPENSE

The increase in other income this year was primarily a result of the $140 million loss on the wind-down of shomi recognized in 2016. Additionally, in 2017 we recognized a recovery on the reversal of a provision pertaining to shomi of $20 million.

INCOME TAX EXPENSE

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the actual income tax expense for the year.

	Years ended December 31
(In millions of dollars, except tax rates)	2017	2016
Statutory income tax rate	26.7%	26.6%
Income before income tax expense	2,346	1,159
Computed income tax expense	626	308
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	9	5
Non-deductible portion of equity losses	–	18
Non-deductible loss on available-for-sale investments	7	–
Income tax adjustment, legislative tax change	2	3
Non-taxable portion of capital gain	(10)	(7)
Other items	1	(3)
Total income tax expense	635	324
Effective income tax rate	27.1%	28.0%
Cash income taxes paid	475	295

Our effective income tax rate this year was 27.1% compared to 28.0% for 2016. The effective income tax rate for 2017 was higher than the statutory tax rate primarily as a result of non-deductible stock-based compensation and non-deductible losses recognized on certain of our investments, partially offset by the non-taxable portion of capital gains on the sale of certain real estate assets.

Cash income taxes paid increased this year primarily as a result of the impact that the 2015 acquisition of Mobilicity had on reducing our 2016 installment payments.

NET INCOME

Net income was 105% higher than last year primarily as a result of losses incurred last year related to the discontinuation of the development of our legacy IPTV product and the wind-down of shomi, higher adjusted operating profit, and lower depreciation and amortization expense, partially offset by higher income tax expense. See “Key Changes in Financial Results This Year Compared to 2016” for more information.

	Years ended December 31
(In millions of dollars, except per share amounts)	2017	2016	% Chg
Net income	1,711	835	105
Basic earnings per share	$3.32	$1.62	105
Diluted earnings per share	$3.31	$1.62	104

ADJUSTED NET INCOME

Adjusted net income was 23% higher compared to 2016, primarily as a result of higher adjusted operating profit, lower depreciation and amortization, and lower other expense, partially offset by higher income tax expense.

	Years ended December 31
(In millions of dollars, except per share amounts)	2017	2016	% Chg
Adjusted operating profit [1]	5,379	5,092	6
Deduct (add):
Depreciation and amortization	2,142	2,276	(6)
Finance costs	746	761	(2)
Other expense [2]	1	40	(98)
Income tax expense [3]	669	534	25
Adjusted net income [1]	1,821	1,481	23
Adjusted basic earnings per share [1]	$3.54	$2.88	23
Adjusted diluted earnings per share [1]	$3.52	$2.86	23

[1]

Adjusted operating profit, adjusted net income, and adjusted basic and diluted earnings per share are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]

Other expense for 2017 excludes a $20 million recovery on the reversal of a provision pertaining to the wind-down of shomi. Other expense for 2016 excludes an $11 million net loss on divestitures pertaining to investments and a $140 million loss on the wind-down of our shomi joint venture.

[3]

Income tax expense excludes the $36 million recovery (2016 – $213 million recovery) for the year ended December 31, 2017 related to the income tax impact for adjusted items. Income tax expense also excludes the $2 million expense (2016 – $3 million expense) for the revaluation of deferred tax balances as a result of legislative income tax rate changes.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    53

MANAGEMENT’S DISCUSSION AND ANALYSIS

EMPLOYEES

Employee salaries and benefits represent a material portion of our expenses. As at December 31, 2017, we had approximately 24,500 employees (2016 – 25,200) across all of our operating groups, including shared services and the corporate office. Total salaries and benefits for full-time and part-time employees in 2017 were $2,120 million (2016 – $2,073 million). The increase was primarily a result of higher Toronto Blue Jays player salaries and higher pension expenses.

2016 FULL YEAR RESULTS COMPARED TO 2015

Revenue

Consolidated revenue increased by 2% in 2016, reflecting revenue growth of 3% in Wireless, 3% in Media and 2% in Business Solutions, while Cable revenue decreased marginally. Wireless revenue increased as a result of the continued adoption of Rogers Share Everything plans. Cable revenue decreased marginally as the increase in Internet revenue from a larger subscriber base and subscriber movement to higher-end speed and usage tiers was more than offset by the decrease in Television subscribers and the impact of Phone pricing packages. Business Solutions revenue increased primarily as a result of the growth in on-net next generation services, including our data centre businesses, which more than offset the continued reduction in lower-margin, off-net legacy revenue. Media revenue increased as a result of higher sports-related revenue, driven by the success of Sportsnet and the Toronto Blue Jays, partially offset by continued softness in publishing and radio advertising.

Adjusted operating profit

Consolidated adjusted operating profit increased in 2016 to $5,092 million, reflecting increases in Wireless, Cable and Business Solutions, partially offset by a decrease in Media. Wireless adjusted operating profit increased 1% as a result of the continued adoption of higher-rate service plans, partially offset by higher service costs associated with increased volumes and costs of devices. Cable adjusted operating profit increased by 1% in 2016 as a result of lower service and programming costs, and various cost efficiency and productivity initiatives, partially offset by increased advertising related to our Ignite Internet and 4K TV offerings. The increase in Business Solutions was a result of continued growth in the higher-margin on-net, next generation business improvements, partially offset by continued declines in the legacy, off-net business. Media adjusted operating profit decreased primarily as a result of the increase in sports-related and digital media costs, partially offset by higher sports-related revenue driven by the strength of Sportsnet and the success of the Toronto Blue Jays.

Net income and adjusted net income

Net income decreased to $835 million in 2016 from $1,342 million in 2015 primarily as a result of the impairment and related charges we recognized on our legacy IPTV product as a result of our decision to discontinue developing this product and develop a long-term relationship with Comcast and deploy their X1 IP-based video platform, along with higher restructuring, acquisition and other costs and higher equity losses associated with the wind-down of shomi.

Adjusted net income increased marginally to $1,481 million in 2016 from $1,479 million in 2015 as a result of a higher adjusted operating profit partially offset by higher other expense and higher income tax expense.

54    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

QUARTERLY RESULTS

Below is a summary of our quarterly consolidated financial results and key performance indicators for 2017 and 2016.

QUARTERLY CONSOLIDATED FINANCIAL SUMMARY

	2017					2016
(In millions of dollars, except per share amounts)	Full Year	Q4	Q3	Q2	Q1	Full Year	Q4	Q3	Q2	Q1
Revenue
Wireless	8,343	2,189	2,138	2,048	1,968	7,916	2,058	2,037	1,931	1,890
Cable	3,466	871	870	870	855	3,449	858	865	870	856
Business Solutions	387	99	97	96	95	384	96	95	97	96
Media	2,153	526	516	637	474	2,146	550	533	615	448
Corporate items and intercompany eliminations	(206)	(53)	(40)	(59)	(54)	(193)	(52)	(38)	(58)	(45)
Total revenue	14,143	3,632	3,581	3,592	3,338	13,702	3,510	3,492	3,455	3,245
Total service revenue [1]	13,560	3,430	3,450	3,466	3,214	13,027	3,306	3,328	3,308	3,085
Adjusted operating profit (loss)
Wireless	3,561	860	964	924	813	3,285	792	884	846	763
Cable	1,709	449	440	428	392	1,674	435	431	415	393
Business Solutions	128	32	33	32	31	123	30	31	31	31
Media	139	39	65	63	(28)	169	49	79	90	(49)
Corporate items and intercompany eliminations	(158)	(40)	(39)	(37)	(42)	(159)	(47)	(40)	(35)	(37)
Adjusted operating profit [2]	5,379	1,340	1,463	1,410	1,166	5,092	1,259	1,385	1,347	1,101
Deduct (add):
Stock-based compensation	61	14	15	19	13	61	16	18	15	12
Depreciation and amortization	2,142	531	531	535	545	2,276	555	575	572	574
Gain on disposition of property, plant and equipment	(49)	–	–	(49)	–	–	–	–	–	–
Restructuring, acquisition and other	152	31	59	34	28	644	518	55	27	44
Finance costs	746	184	183	189	190	761	188	188	189	196
Other (income) loss	(19)	3	20	(31)	(11)	191	(4)	220	9	(34)
Net income (loss) before income tax expense (recovery)	2,346	577	655	713	401	1,159	(14)	329	535	309
Income tax expense (recovery)	635	158	188	182	107	324	(5)	109	141	79
Net income (loss)	1,711	419	467	531	294	835	(9)	220	394	230
Earnings (loss) per share:
Basic	$3.32	$0.81	$0.91	$1.03	$0.57	$1.62	($0.02)	$0.43	$0.77	$0.45
Diluted	$3.31	$0.81	$0.91	$1.03	$0.57	$1.62	($0.04)	$0.43	$0.76	$0.44
Net income (loss)	1,711	419	467	531	294	835	(9)	220	394	230
Add (deduct):
Stock-based compensation	61	14	15	19	13	61	16	18	15	12
Restructuring, acquisition and other	152	31	59	34	28	644	518	55	27	44
(Recovery) loss on wind-down of shomi	(20)	–	–	(20)	–	140	–	140	–	–
Net loss (gain) on divestitures pertaining to investments	–	–	–	–	–	11	–	50	–	(39)
Gain on disposition of property, plant and equipment	(49)	–	–	(49)	–	–	–	–	–	–
Income tax impact of above items	(36)	(11)	(18)	(1)	(6)	(213)	(143)	(56)	(9)	(5)
Income tax adjustment, legislative tax change	2	2	–	–	–	3	–	–	–	3
Adjusted net income [2]	1,821	455	523	514	329	1,481	382	427	427	245
Adjusted earnings per share [2]:
Basic	$3.54	$0.88	$1.02	$1.00	$0.64	$2.88	$0.74	$0.83	$0.83	$0.48
Diluted	$3.52	$0.88	$1.01	$1.00	$0.64	$2.86	$0.74	$0.83	$0.83	$0.47
Capital expenditures	2,436	841	658	451	486	2,352	604	549	647	552
Cash provided by operating activities	3,938	1,142	1,377	823	596	3,957	1,053	1,185	1,121	598
Free cash flow [2]	1,746	244	538	626	338	1,705	392	598	495	220

[1]	As defined. See “Key Performance Indicators”.
[2]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    55

MANAGEMENT’S DISCUSSION AND ANALYSIS

FOURTH QUARTER 2017 RESULTS

Results commentary in “Fourth Quarter 2017 Results” compares the fourth quarter of 2017 with the fourth quarter of 2016.

Higher revenue

Consolidated revenue increased 3% in the fourth quarter, largely driven by Wireless service revenue growth of 7%.

Wireless service revenue increased 7% in the fourth quarter primarily as a result of subscriber growth and a greater number of subscribers on higher-rate plans from our various brands, including Rogers Share Everything plans.

Cable revenue increased 2% in the fourth quarter as strong Internet revenue growth of 9% was partially offset by the decline in Television and Phone revenue. We continue to see an ongoing shift in product mix to higher-margin Internet services.

Media revenue decreased 4% in the fourth quarter primarily as a result of lower revenue from the Toronto Blue Jays, primarily due to the postseason success in 2016, and lower publishing-related revenue due to the strategic shift to digital media announced last year, partially offset by higher Sportsnet revenue and increased sales at TSC.

Higher adjusted operating profit

Higher consolidated adjusted operating profit in the fourth quarter reflects an increase in Wireless adjusted operating profit as a result of the strong flow-through of top-line growth described above and improved Cable performance due to the shift in product mix to higher-margin Internet services.

Net income and higher adjusted net income

Net income increased in the fourth quarter as a result of losses incurred last year related to the discontinuation of the development of our legacy IPTV product and higher adjusted operating profit. Adjusted net income increased 19% in the fourth quarter primarily due to higher adjusted operating profit and lower depreciation and amortization.

QUARTERLY TRENDS AND SEASONALITY

Our operating results generally vary from quarter to quarter as a result of changes in general economic conditions and seasonal fluctuations, among other things, in each of our reporting segments. This means our results in one quarter are not necessarily indicative of how we will perform in a future quarter. Wireless, Cable, and Media each have unique seasonal aspects to, and certain other historical trends in, their businesses.

Fluctuations in net income from quarter to quarter can also be attributed to losses on the repayment of debt, foreign exchange gains or losses, changes in the fair value of derivative instruments, other income and expenses, impairment of assets, and changes in income tax expense.

Wireless

The trends in Wireless revenue and adjusted operating profit reflect:

•	the growing number of wireless voice and data subscribers;
•	higher usage of wireless data;
•	higher wireless device sales as more consumers shift to smartphones;
•	decreasing postpaid churn, which we believe is beginning to reflect the realization of our enhanced customer service efforts; and
•	higher roaming revenue as a result of customers increasingly utilizing our Roam Like Home and Fido Roam services; partially offset by
•	decreasing voice revenue as rate plans increasingly incorporate more monthly minutes and calling features, such as long distance.

The trends in Wireless adjusted operating profit reflect:

•	higher wireless device subsidies that offset the higher wireless device sales as more consumers shift to higher-cost smartphones; and
•	higher voice and data costs related to the increasing number of subscribers.

We continue to target organic growth in higher-value postpaid subscribers. We have maintained a stable mix of postpaid and prepaid subscribers. Prepaid plans are evolving to have properties similar to those of traditional postpaid plans. We believe this evolution provides Canadians with greater choice of subscribing to a postpaid or prepaid service plan. Growth in our customer base over time has resulted in higher costs for customer service, retention, credit, and collection; however, most of the cost increases have been offset by gains in operating efficiencies.

Wireless operating results are influenced by the timing of our marketing and promotional expenditures and higher levels of subscriber additions and related subsidies, resulting in higher subscriber acquisition- and activation-related expenses, typically in the third and fourth quarters. Conversely, periods with higher activity may adversely impact subscriber churn metrics as a result of heightened competitive activity. The third and fourth quarters typically experience higher volumes of activity as a result of “back to school” and holiday season-related consumer behaviour. Aggressive promotional offers are often advertised during these periods and also contribute to the impact on subscriber metrics. In contrast, we typically see lower subscriber additions in the first quarter of the year.

The launch of popular new wireless device models can also affect the level of subscriber activity. Highly-anticipated device launches typically occur in the fall season of each year. Wireless roaming revenue is dependent on customer travel volumes and timing, which is impacted by the foreign exchange rate of the Canadian dollar and general economic conditions.

Cable

The trends in Cable service revenue primarily reflect:

•	higher Internet subscription fees as customers increasingly upgrade to higher-tier speed plans, including those with unlimited usage;
•	general pricing increases; and
•	shift of enterprise customers from lower-margin, off-net legacy long distance and data services to higher-margin, next generation services and data centre businesses; partially offset by
•	competitive losses of Television subscribers;
•	Television subscribers downgrading their service plans; and
•

lower additional usage of Internet, Television, and Phone products and services as service plans are increasingly bundling more features, such as unlimited bandwidth or a greater number of TV channels.

56    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

The trends in Cable adjusted operating profit primarily reflect:

•	higher Internet operating margins, as a result of the shift from conventional Television to Internet services; partially offset by
•	higher premium supplier fees in Television as a result of bundling more value-added offerings into our Cable products.

Cable’s operating results are affected by modest seasonal fluctuations in subscriber additions and disconnections, typically caused by:

•

university and college students who live in residences moving out early in the second quarter and canceling their service as well as students moving in late in the third quarter and signing up for cable service;

•	individuals temporarily suspending service for extended vacations or seasonal relocations; and
•	the concentrated marketing we generally conduct in our fourth quarter.

Cable operating results are also influenced by trends in cord shaving and cord cutting, which has resulted in fewer subscribers watching traditional cable television, as well as a lower number of Television subscribers. In addition, trends in the use of wireless products and Internet or social media as substitutes for traditional home phone products have resulted in fewer Phone subscribers. Cable results from our enterprise customers do not generally have any unique seasonal aspects.

Media

The trends in Media’s results are generally the result of:

•	fluctuations in advertising and consumer market conditions;
•	subscriber rate increases;
•	higher sports and rights costs, including increases as we move further along in our NHL Agreement; and
•	continual investment in primetime and specialty programming relating to both our broadcast networks (such as City) and our specialty channels (such as FX (Canada)).

Seasonal fluctuations relate to:

•

periods of increased consumer activity and their impact on advertising and related retail cycles, which tend to be most active in the fourth quarter due to holiday spending and slower in the first quarter;

•	the MLB season, where:
•	games played are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year);
•

revenue related to game day ticket sales, merchandise sales, and advertising are concentrated in the spring, summer, and fall months (generally the second and third quarters of the year), with postseason games commanding a premium in advertising revenue and additional revenue from game day ticket sales and merchandise sales, if and when the Toronto Blue Jays play in the postseason; and

•	programming and production costs and player payroll are expensed based on the number of games aired or played, as applicable; and
•	the NHL season, where:
•

regular season games are concentrated in the fall and winter months (generally the first and fourth quarters of the year) and playoff games are concentrated in the spring months (generally the second quarter of the year). We expect a correlation between the quality of revenue and earnings and the extent of Canadian teams’ presence during the playoffs;

•	programming and production costs are expensed based on the timing of when the rights are aired or are expected to be consumed; and
•	advertising revenue and programming expenses are concentrated in the fall, winter, and spring months, with playoff games commanding a premium in advertising revenue.

Other expenses

Depreciation and amortization has been trending upward over the past several years as a result of an increase in our general depreciable asset base, related significantly to our recent rollout and expansion of our wireless network. This is a direct result of increasing capital expenditures in previous and current years as we worked to upgrade our wireless network, purchase NextBox set-top boxes, and roll out Ignite Gigabit Internet and 4K TV to our Cable footprint. Depreciation and amortization has decreased in 2017 as a result of certain assets becoming fully amortized and our decision to discontinue development of our legacy IPTV product, which resulted in a reduction of assets subject to depreciation. We expect future depreciation and amortization to align with ongoing capital expenditures.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    57

MANAGEMENT’S DISCUSSION AND ANALYSIS

OVERVIEW OF FINANCIAL POSITION

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

As at December 31 (In millions of dollars)	2017	2016	$ Chg	% Chg	Explanation of significant changes
Assets
Current assets:
Accounts receivable	2,041	1,949	92	5	Reflects an increase in trade receivables driven by increased revenue.
Inventories	313	315	(2)	(1)	n/m
Other current assets	197	215	(18)	(8)	n/m
Current portion of derivative instruments	421	91	330	n/m	Primarily reflects the reclassification to current of the debt derivatives associated with the upcoming maturity of our US$1.4 billion senior notes. See “Financial Risk Management”.
Total current assets	2,972	2,570	402	16
Property, plant and equipment	11,143	10,749	394	4	Primarily reflects capital expenditures, partially offset by depreciation expense. See “Capital Expenditures”.
Intangible assets	7,244	7,130	114	2	Reflects the acquisition of a spectrum licence, partially offset by amortization of intangible assets.
Investments	2,561	2,174	387	18	Primarily reflects fair value increases for certain publicly-traded investments.
Derivative instruments	953	1,708	(755)	(44)	Primarily reflects the reclassification to current of the debt derivatives associated with the upcoming maturity of our US$1.4 billion senior notes and the changes in market value of our debt derivatives as a result of the appreciation of the Cdn$ relative to the US$. See “Financial Risk Management”.
Other long-term assets	82	98	(16)	(16)	n/m
Deferred tax assets	3	8	(5)	(63)	n/m
Goodwill	3,905	3,905	–	–	n/m
Total assets	28,863	28,342	521	2
Liabilities and shareholders’ equity
Current liabilities:
Bank advances	6	71	(65)	n/m	See “Sources and Uses of Cash”.
Short-term borrowings	1,585	800	785	98	Reflects borrowings under our new US CP program, partially offset by a decrease in borrowings under our securitization program.
Accounts payable and accrued liabilities	2,931	2,783	148	5	Primarily reflects an overall increase in trade payables as a result of the timing of payments made.
Income tax payable	62	186	(124)	(67)	Reflects the timing of tax installments.
Current portion of provisions	4	134	(130)	(97)	Primarily reflects payments made for our share of the remaining obligations in our shomi joint venture and a related provision reversal.
Unearned revenue	346	367	(21)	(6)	Reflects customer deposits at the Toronto Blue Jays.
Current portion of long-term debt	1,756	750	1,006	134	Reflects the reclassification of our US$1.4 billion senior notes to current, partially offset by the cumulative repayment of $750 million of senior notes in 2017. See “Managing our Liquidity and Financial Resources”.
Current portion of derivative instruments	133	22	111	n/m	Primarily reflects changes in market values of our expenditure derivatives, as a result of the appreciation of the Cdn$ relative to the US$, and bond forwards, as a result of a change in the Government of Canada interest rates. See “Financial Risk Management”.
Total current liabilities	6,823	5,113	1,710	33
Provisions	35	33	2	6	n/m
Long-term debt	12,692	15,330	(2,638)	(17)	Primarily reflects the reclassification to current of our US$1.4 billion of senior notes, a decrease in our credit facility borrowings, and revaluation due to the appreciation of the Cdn$ relative to the US$. See “Sources and Uses of Cash”.
Derivative instruments	147	118	29	25	Reflects changes in market values of debt derivatives, primarily as a result of the appreciation of the Cdn$ relative to the US$, partially offset by the upcoming maturity of certain bond forwards that are now classified as current. See “Financial Risk Management”.
Other long-term liabilities	613	562	51	9	Reflects an increase in long-term pension obligations.
Deferred tax liabilities	2,206	1,917	289	15	Primarily reflects an increase in temporary differences between the accounting and tax bases for certain assets and liabilities.
Total liabilities	22,516	23,073	(557)	(2)
Shareholders’ equity	6,347	5,269	1,078	20	Reflects changes in retained earnings and equity reserves.
Total liabilities and shareholders’ equity	28,863	28,342	521	2

58    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Managing Our Liquidity and Financial Resources

SOURCES AND USES OF CASH

OPERATING, INVESTING, AND FINANCING ACTIVITIES

	Years ended December 31
(In millions of dollars)	2017	2016
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid	5,302	4,994
Change in non-cash operating working capital items	(154)	14
Cash provided by operating activities before income taxes paid and interest paid	5,148	5,008
Income taxes paid	(475)	(295)
Interest paid	(735)	(756)
Cash provided by operating activities	3,938	3,957
Investing activities:
Capital expenditures	(2,436)	(2,352)
Additions to program rights	(59)	(46)
Changes in non-cash working capital related to capital expenditures and intangible assets	109	(103)
Acquisitions and other strategic transactions, net of cash acquired	(184)	–
Other	(60)	45
Cash used in investing activities	(2,630)	(2,456)
Financing activities:
Net proceeds received on short-term borrowings	858	–
Net repayment of long-term debt	(1,034)	(538)
Net payments on settlement of debt derivatives and forward contracts	(79)	(45)
Transaction costs incurred	–	(17)
Dividends paid	(988)	(988)
Other	–	5
Cash used in financing activities	(1,243)	(1,583)
Change in cash and cash equivalents	65	(82)
(Bank advances) cash and cash equivalents, beginning of period	(71)	11
Bank advances, end of period	(6)	(71)

OPERATING ACTIVITIES

The marginal decrease in cash provided by operating activities this year was a result of higher net investment in non-cash working capital and higher cash income taxes paid, partially offset by lower interest paid.

INVESTING ACTIVITIES

Capital expenditures

We spent a net amount of $2,436 million this year on property, plant and equipment before related changes in non-cash working capital items, which was 4% higher than 2016. See “Capital Expenditures” for more information.

Acquisitions and other strategic transactions

In June 2017, upon receipt of all necessary regulatory approvals, we acquired an AWS-1 spectrum licence from Quebecor Inc., pursuant to an existing agreement, by paying $184 million. Upon acquisition, we recognized the spectrum licence as an intangible asset of $184 million, which included directly attributable costs. The spectrum licence provides us with more wireless capacity in the Greater Toronto Area. We did not make any material acquisitions or other strategic transactions in 2016.

FINANCING ACTIVITIES

We repaid net amounts of $255 million for the year ended December 31, 2017 (2016 – $583 million) on our short-term borrowings, long-term debt, and related derivatives. See “Financial Risk Management” for more information on the cash flows relating to our derivative instruments.

Short-term borrowings

Our short-term borrowings consist of amounts outstanding under our accounts receivable securitization program and under our US CP program. Below is a summary of our short-term borrowings as at December 31, 2017 and 2016.

	Years ended December 31
(In millions of dollars)	2017	2016
Accounts receivable securitization program	650	800
US commercial paper program	935	–
Total short-term borrowings	1,585	800

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    59

MANAGEMENT’S DISCUSSION AND ANALYSIS

The table below summarizes the activity relating to our short-term borrowings for the years ended December 31, 2017 and 2016.

	Year ended December 31, 2017			Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from accounts receivable securitization			530			295
Repayment of accounts receivable securitization			(680)			(295)
Net repayment of accounts receivable securitization			(150)			–
Proceeds received from US commercial paper	8,267	1.30	10,712	–	–	–
Repayment of US commercial paper	(7,530)	1.30	(9,704)	–	–	–
Net proceeds received from US commercial paper	737	1.37	1,008			–
Net proceeds received on short-term borrowings			858			–

In March 2017, we entered into a US CP program that allowed us to issue up to a maximum aggregate principal amount of US$1 billion. In December 2017, we increased the maximum aggregate principal amount allowed under our US CP program to US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. The obligations of RCI under the US CP program are unsecured and guaranteed by RCCI, and rank equally in right of payment with all our senior notes and debentures. See “Financial Condition” for more information.

Concurrent with our commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the US CP program. See “Financial Risk Management” for more information.

Long-term debt

Our long-term debt consists of amounts outstanding under our bank and letter of credit facilities and the senior notes and debentures we have issued. The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2017 and 2016.

	Year ended December 31, 2017			Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			1,730			1,140
Credit facility borrowings (US$)	960	1.32	1,269	2,188	1.31	2,877
Total credit facility borrowings			2,999			4,017

Credit facility repayments (Cdn$)			(1,830)			(1,540)
Credit facility repayments (US$)	(1,110)	1.31	(1,453)	(2,038)	1.32	(2,686)
Total credit facility repayments			(3,283)			(4,226)

Net repayments under credit facilities			(284)			(209)

Senior notes issuances (US$)	–	–	–	500	1.34	671
Senior notes repayments (Cdn$)			(750)			(1,000)

Net repayment of senior notes			(750)			(329)

Net repayment of long-term debt			(1,034)			(538)

	Years ended December 31
(In millions of dollars)	2017	2016
Long-term debt net of transaction costs, beginning of period	16,080	16,870
Net repayment of long-term debt	(1,034)	(538)
Gain on foreign exchange	(608)	(245)
Deferred transaction costs incurred	(3)	(12)
Amortization of deferred transaction costs	13	5
Long-term debt net of transaction costs, end of period	14,448	16,080

The revolving credit facility is unsecured, guaranteed by RCCI, and ranks equally with all of our senior notes and debentures.

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018. As a result of the repayments made during 2016, we reduced the amount of borrowings available under our non-revolving credit facility from $1.0 billion to $301 million.

60    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

As at December 31, 2017, we had nil drawn under our bank credit facilities (2016 – $301 million ($100 million and US$150 million)). We had entered into debt derivatives related to these borrowings to convert all the interest and principal payment obligations to Canadian dollars as at December 31, 2016. See “Financial Risk Management” for more information.

Issuance of senior notes and related debt derivatives

Below is a summary of the senior notes that we issued in 2016, with the proceeds used to repay outstanding advances under our credit facilities and for general corporate purposes. We did not issue any senior notes in 2017.

(In millions of dollars, except interest rates and discounts)
Date Issued	Principal amount	Due date	Interest rate	Discount/premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2016 issuances
November 4, 2016	US 500	2026	2.900%	98.354%	671	17

[1]	Gross proceeds before transaction costs, discounts, and premiums.
[2]

Transaction costs, discounts, and premiums are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

The senior notes issued in 2016 were issued pursuant to public offerings in the US.

Concurrent with the 2016 issuance, we entered into debt derivatives to convert all interest and principal payment obligations on the senior notes to Canadian dollars. See “Financial Risk Management” for more information.

On February 8, 2018, we issued US$750 million senior notes due 2048 at a rate of 4.300%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance. We intend to use these funds for general corporate purposes, which may include the repayment at maturity of our outstanding commercial paper under our US CP program.

All the notes issued are unsecured and guaranteed by RCCI, ranking equally with all of our other unsecured senior notes and debentures, bank credit facilities, and letter of credit facilities.

Repayment of senior notes and related derivative settlements

Below is a summary of the repayment of our senior notes during 2017 and 2016.

(In millions of dollars)
Maturity date	Notional amount (Cdn$)
2017 repayments
March 2017	250
June 2017	500
Total for 2017	750

2016 repayments
May 2016	1,000

There were no debt derivatives associated with the 2017 and 2016 repayments.

Dividends

In 2017, we declared and paid dividends on each of our outstanding Class A Shares and Class B Non-Voting Shares. We paid $988 million in cash dividends. See “Dividends and Share Information” for more information.

Shelf prospectuses

We have two shelf prospectuses that qualify the offering of debt securities from time to time. One shelf prospectus qualifies the public offering of up to $4 billion of our debt securities in each of the provinces of Canada (Canadian Shelf) and the other shelf prospectus (together with a corresponding registration statement filed with the US Securities and Exchange Commission) qualifies the public offering of up to US$4 billion of our debt securities in the United States and Ontario (US Shelf). Both the Canadian Shelf and the US Shelf will expire in April 2018. In November 2016, we issued US$500 million ($671 million) of debt securities under the US Shelf. We did not issue any additional debt securities in 2017.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    61

MANAGEMENT’S DISCUSSION AND ANALYSIS

FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2017	2016	% Chg
Adjusted operating profit [1]	5,379	5,092	6
Deduct (add):
Capital expenditures [2]	2,436	2,352	4
Interest on borrowings, net of capitalized interest	722	740	(2)
Cash income taxes [3]	475	295	61
Free cash flow [1]	1,746	1,705	2

[1]

Adjusted operating profit and free cash flow are non-GAAP measures and should not be considered as substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[2]	Includes additions to property, plant and equipment net of proceeds on disposition, but does not include expenditures for spectrum licences.
[3]	Cash income taxes are net of refunds received.

The 2% increase in free cash flow this year was primarily a result of:

•	higher adjusted operating profit; partially offset by
•	higher capital expenditures; and
•	higher cash income taxes.

FINANCIAL CONDITION

LIQUIDITY

Below is a summary of our total available liquidity under our bank credit facilities, letters of credit facilities, and short-term borrowings.

As at December 31, 2017 (In millions of dollars)
	Total available	Drawn	Letters of credit	US CP program	Net available
Bank credit facilities:
Revolving	3,200	–	9	935	2,256
Outstanding letters of credit	87	–	87	–	–
Bank advances	–	6	–	–	(6)
Total bank credit facilities	3,287	6	96	935	2,250
Accounts receivable securitization	1,050	650	–	–	400
Total	4,337	656	96	935	2,650

As at December 31, 2016 (In millions of dollars)
		Total available	Drawn	Letters of credit	Net available
Bank credit facilities:
Revolving		2,500	–	9	2,491
Non-revolving		301	301	–	–
Outstanding letters of credit		59	–	59	–
Bank advances		–	71	–	(71)
Total bank credit facilities		2,860	372	68	2,420
Accounts receivable securitization		1,050	800	–	250
Total		3,910	1,172	68	2,670

In addition to the noted sources of available liquidity, we held $1,465 million of marketable securities in publicly-traded companies as at December 31, 2017 (2016 – $1,047 million).

Weighted average cost of borrowings

Our borrowings had a weighted average cost of 4.70% as at December 31, 2017 (2016 – 4.72%) and a weighted average term to maturity of 9.9 years (2016 – 10.6 years).

COVENANTS

The provisions of our $3.2 billion revolving bank credit facility described in “Sources and Uses of Cash” impose certain restrictions on our operations and activities, the most significant of which are leverage-related maintenance tests. As at December 31, 2017 and 2016, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our debt agreements. Throughout 2017, these covenants did not impose restrictions of any material consequence on our operations.

62    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of an issue of securities and can affect our ability to obtain short-term and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

We have engaged each of S&P Global Ratings Services (S&P), Moody’s Investors Service (Moody’s), and Fitch Ratings (Fitch) to rate certain of our public debt issues. Below is a summary of the credit ratings on RCI’s outstanding senior notes and debentures (long-term) and US CP (short-term) as at December 31, 2017.

Issuance	S&P	Moody’s	Fitch
Corporate credit issuer default rating [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
Senior unsecured debt [1]	BBB+ with a stable outlook	Baa1 with a stable outlook	BBB+ with a stable outlook
US commercial paper [2]	A-2	P-2	N/A [3]

[1]	Unchanged for the year.
[2]	Unchanged since the inception of our US CP program in the first quarter of 2017.
[3]	We did not seek a rating from Fitch for our short-term obligations in 2017.

Ratings for long-term debt instruments across the universe of composite rates range from AAA (S&P and Fitch) or Aaa (Moody’s), representing the highest quality of securities rated, to D (S&P), Substantial Risk (Fitch), and C (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to range from BBB- (S&P and Fitch) or Baa3 (Moody’s) to AAA (S&P and Fitch) or Aaa (Moody’s).

Ratings for short-term debt instruments across the universe of composite rates ranges from A-1+ (S&P), F1+ (Fitch), or P-1 (Moody’s), representing the highest quality of securities rated, to C (S&P and Fitch), and not prime (Moody’s) for the lowest quality of securities rated. Investment-grade credit ratings are generally considered to be ratings of at least A-3 (S&P), F3 (Fitch), or P-3 (Moody’s) quality or higher.

Credit ratings are not recommendations to purchase, hold, or sell securities, nor are they a comment on market price or investor suitability. There is no assurance that a rating will remain in effect for a given period, or that a rating will not be revised or withdrawn entirely by a rating agency if it believes circumstances warrant it. The ratings on our senior debt provided by S&P, Fitch, and Moody’s are investment-grade ratings.

PENSION OBLIGATIONS

Our defined benefit pension plans had a net funding deficit of approximately $452 million as at December 31, 2017 (2016 – $387 million). During 2017, our net funding deficit increased by $65 million primarily as a result of a decrease in the discount rate we used to measure these obligations.

We made a total of $145 million (2016 – $125 million) of contributions to our defined benefit pension plans this year. We expect our total estimated funding requirements to be $141 million in 2018 and to be adjusted annually thereafter based on various market factors, such as interest rates, expected returns, and staffing assumptions.

Changes in factors such as the discount rate, participation rates, increases in compensation, and the expected return on plan assets can affect the accrued benefit obligation, pension expense, and the deficiency of plan assets over accrued obligations in the future. See “Accounting Policies” for more information.

In order to manage the rising cost of our pension plans, effective June 30, 2016, the Rogers Defined Benefit Pension Plan was closed to new enrollment. Beginning July 1, 2016, employees not participating in the Rogers Defined Benefit Pension Plan became eligible for enrollment into a new Defined Contribution Pension Plan.

Purchase of annuities

From time to time, we have made additional lump-sum contributions to our pension plans, and the pension plans have purchased annuities from insurance companies to fund the pension benefit obligations for certain groups of retired employees in the plans. Purchasing the annuities relieves us of our primary responsibility for that portion of the accrued benefit obligations for the retired employees and eliminates the significant risk associated with the obligations.

We did not make any additional lump-sum contributions to our pension plans in 2017 or 2016, and the pension plans did not purchase additional annuities.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    63

MANAGEMENT’S DISCUSSION AND ANALYSIS

FINANCIAL RISK MANAGEMENT

We use derivative instruments from time to time to manage risks related to our business activities, summarized as follows:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives

•  Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated senior notes and debentures, credit facility borrowings, and commercial paper borrowings.

• Cross-currency interest rate exchange agreements • Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	• Impact of fluctuations in market interest rates on forecasted interest payments for expected long-term debt	• Forward interest rate agreements
Expenditure derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar-denominated expenditures	• Forward foreign exchange agreements
Equity derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

We also manage our exposure to fluctuating interest rates and we have fixed the interest rate on 89.5% (2016 – 91.2%) of our debt, including short-term borrowings, as at December 31, 2017.

We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility and US CP borrowings as hedges for accounting purposes. Our bond forwards and expenditure derivatives are also designated as hedges for accounting purposes.

DEBT DERIVATIVES

We use cross-currency interest rate exchange agreements (debt derivatives) to hedge the foreign exchange risk on all of the interest and principal payment obligations of our US dollar-denominated senior notes and debentures.

New debt derivatives to hedge new senior notes issued

		US$		Hedging effect
(In millions of dollars, except interest rates) Effective date	Principal/ Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
November 4, 2016	500	2026	2.900%	2.834%	671

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

During 2017, we did not enter into or settle any debt derivatives related to senior notes.

During the year, we entered into debt derivatives related to our credit facility and US CP borrowings as a result of a favourable interest rate spread obtained from borrowing funds in US dollars. We used these derivatives to offset the foreign exchange and interest rate risk on our US dollar-denominated credit facility and commercial paper borrowings. As a result of the short-term nature of these debt derivatives, we have not designated them as hedges for accounting purposes.

Below is a summary of the debt derivatives we entered into and settled related to our credit facility borrowings and commercial paper program during 2017 and 2016.

	Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	1,610	1.32	2,126
Debt derivatives settled	1,760	1.32	2,327
Net cash paid			(17)

Commercial paper program
Debt derivatives entered	8,266	1.30	10,711
Debt derivatives settled	7,521	1.29	9,692
Net cash paid			(62)

	Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	8,683	1.31	11,360
Debt derivatives settled	8,533	1.31	11,159
Net cash received			8

64    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

As at December 31, 2017, we had US$6.7 billion of US dollar-denominated senior notes and debentures, all of which were hedged using debt derivatives.

	As at December 31
(In millions of dollars, except exchange rates, percentages, and years)	2017		2016
US dollar-denominated long-term debt [1]	US$	6,700	US$	6,700
Hedged with debt derivatives	US$	6,700	US$	6,700
Hedged exchange rate		1.1070		1.1070
Percent hedged [2]		100.0%		100.0%
Amount of borrowings at fixed rates [3]
Total borrowings		$15,152		$15,418
Total borrowings at fixed rates		$13,567		$14,067
Percent of borrowings at fixed rates		89.5%		91.2%
Weighted average interest rate on borrowings		4.70%		4.72%
Weighted average term to maturity		9.9 years		10.6 years

[1]	US dollar-denominated long-term debt reflects the hedged exchange rate and the hedged interest rate.
[2]

Pursuant to the requirements for hedge accounting under IAS 39, Financial Instruments: Recognition and Measurement, on December 31, 2017, and December 31, 2016, RCI accounted for 100% of its debt derivatives related to senior notes as hedges against designated US dollar-denominated debt. As a result, on December 31, 2017 and 2016, 100% of our US dollar-denominated debt is hedged for accounting and economic purposes.

[3]	Borrowings include long-term debt, including the impact of debt derivatives, and short-term borrowings associated with our US CP and accounts receivable securitization programs.

BOND FORWARDS

From time to time, we use extendible bond forward derivatives (bond forwards) to hedge interest rate risk on the debt instruments we expect to issue in the future. As at December 31, 2017, approximately $5.6 billion of our outstanding public debt matures over the next five years (2016 – $5.9 billion) and we anticipate that we will issue public debt over that time to fund at least a portion of those maturities together with other general corporate funding requirements. We use bond forwards for risk management purposes only. The bond forwards noted below have been designated as hedges for accounting purposes.

During 2014, we entered into bond forwards to hedge the underlying Government of Canada (GoC) interest rate risk that will comprise a portion of the interest rate risk associated with our anticipated future debt issuances. As a result of these bond forwards, we hedged the underlying GoC 10-year rate on $1.5 billion notional amount for anticipated future debt issuances from 2015 to 2018 and the underlying GoC 30-year rate on $0.4 billion notional amount for December 31, 2018. The bond forwards are effective from December 2014.

On November 4, 2016, we exercised a $500 million notional bond forward due January 4, 2017 in relation to the issuance of the US$500 million senior notes due 2026 and paid $53 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be reclassified into finance costs from the hedging reserve using the effective interest rate method over the life of the US$500 million senior notes due 2026.

As at December 31, 2017 we had $900 million notional amount of bond forwards outstanding (2016 – $900 million), all of which were designated as hedges for accounting purposes.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2017	Hedged GoC interest rate as at December 31, 2016 [1]	2017	2016
10	December 2014	April 30, 2018	500	2.85%	2.52%	500	500
30	December 2014	December 31, 2018	400	2.65%	2.62%	400	400
Total			900			900	900

[1]

Bond forwards with maturity dates beyond December 31, 2017 are subject to GoC rate re-setting from time to time. The $400 million due in December 2018 was extended in December 2017 such that its rate will reset in April 2018.

EXPENDITURE DERIVATIVES

We use foreign currency forward contracts (expenditure derivatives) to hedge the foreign exchange risk on the notional amount of certain forecasted US dollar-denominated expenditures. Below is a summary of the expenditure derivatives into which we entered to manage foreign exchange risk related to certain forecasted expenditures.

	Year ended December 31, 2017			Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	840	1.27	1,070	990	1.33	1,318
Expenditure derivatives settled	930	1.33	1,240	840	1.22	1,025

The expenditure derivatives noted above have been designated as hedges for accounting purposes.

As at December 31, 2017, we had US$1,200 million of expenditure derivatives outstanding (2016 – US$1,290 million), at an average rate of $1.28/US$ (2016 – $1.32/US$), with terms to maturity ranging from January 2018 to December 2019 (2016 –January 2017 to December 2018). Our outstanding expenditure derivatives maturing in 2018 are hedged at an average exchange rate of $1.30/US$.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    65

MANAGEMENT’S DISCUSSION AND ANALYSIS

EQUITY DERIVATIVES

We use stock-based compensation derivatives (equity derivatives) to hedge the market price appreciation risk of the Class B Non-Voting Shares granted under our stock-based compensation programs. As at December 31, 2017, we had equity derivatives for 5.4 million Class B Non-Voting Shares with a weighted average price of $51.44. These derivatives have not been designated as hedges for accounting purposes. We record changes in their fair value as a stock-based compensation expense, or offset thereto, which serves to offset a substantial portion of the impact of changes in the market price of Class B Non-Voting Shares on the accrued value of the stock-based compensation liability for our stock-based compensation programs.

During 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on 1.0 million Class B Non-Voting Shares with an expiry date of March 2018.

We have executed extension agreements for the remaining equity derivative contracts under substantially the same terms and conditions with revised expiry dates to April 2018 (from April 2017).

In August 2016, we settled 0.3 million equity derivatives at a weighted average price of $58.16 as a result of a reduction in the number of share-based compensation units outstanding.

MARK-TO-MARKET VALUE

We record our derivatives using an estimated credit-adjusted, mark-to-market valuation, calculated in accordance with IFRS.

	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets	–	–	276	68
Net mark-to-market asset				1,094

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,751
As liabilities	1,500	1.3388	2,008	(68)
Short-term debt derivatives not accounted for as hedges:
As liabilities	150	1.3407	201	–
Net mark-to-market debt derivative asset				1,683
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	900	(51)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2967	1,284	40
As liabilities	300	1.4129	424	(21)
Net mark-to-market expenditure derivative asset				19
Equity derivatives not accounted for as hedges:
As assets	–	–	270	8
Net mark-to-market asset				1,659

ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

We use adjusted net debt and debt leverage ratio to conduct valuation-related analysis and make capital structure-related decisions. Adjusted net debt includes long-term debt, net debt derivative assets or liabilities, short-term borrowings, and cash and cash equivalents.

	As at December 31
(In millions of dollars, except ratios)	2017	2016
Long-term debt [1]	14,555	16,197
Net debt derivative assets valued without any adjustment for credit risk [2]	(1,146)	(1,740)
Short-term borrowings	1,585	800
Bank advances	6	71
Adjusted net debt [3]	15,000	15,328
Debt leverage ratio [3,4]	2.8	3.0

[1]

Includes current and long-term portion of long-term debt before deferred transaction costs and discounts. See “Reconciliation of adjusted net debt” in the section “Non-GAAP Measures” for the calculation of this amount.

[2]

For purposes of calculating adjusted net debt and debt leverage ratio, we believe including debt derivatives valued without adjustment for credit risk is commonly used to evaluate debt leverage and for market valuation and transactional purposes.

[3]

Adjusted net debt and debt leverage ratio are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Debt leverage ratio is measured using adjusted operating profit for the last twelve consecutive months.

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In addition, as at December 31, 2017, we held $1,465 million of marketable securities in publicly-traded companies (2016 – $1,047 million).

Our adjusted net debt decreased by $328 million from December 31, 2016 primarily as a result of a decrease in our outstanding long-term debt, partially offset by a reduction in the fair value of our net debt derivative asset. See “Overview of Financial Position” for more information.

DIVIDENDS AND SHARE INFORMATION

DIVIDENDS

Below is a summary of the dividends that have been declared and paid on our outstanding Class A Shares and Class B Non-Voting Shares.

Declaration date	Record date	Payment date	Dividend per share (dollars)	Dividends paid (in millions of dollars)
January 26, 2017	March 13, 2017	April 3, 2017	0.48	247
April 18, 2017	June 12, 2017	July 4, 2017	0.48	247
August 17, 2017	September 15, 2017	October 3, 2017	0.48	247
October 19, 2017	December 11, 2017	January 2, 2018	0.48	247

January 27, 2016	March 13, 2016	April 1, 2016	0.48	247
April 18, 2016	June 12, 2016	July 4, 2016	0.48	247
August 11, 2016	September 11, 2016	October 3, 2016	0.48	247
October 20, 2016	December 12, 2016	January 3, 2017	0.48	247

In January 2018, the Board declared a quarterly dividend of $0.48 per Class A Share and Class B Non-Voting Share, to be paid on April 3, 2018, to shareholders of record on March 12, 2018.

We currently expect that the remaining record and payment dates for the 2018 declaration of dividends will be as follows, subject to the declaration by the Board each quarter at its sole discretion:

Declaration date	Record date	Payment date
April 19, 2018	June 11, 2018	July 3, 2018
August 16, 2018	September 14, 2018	October 3, 2018
October 18, 2018	December 11, 2018	January 3, 2019

OUTSTANDING COMMON SHARES

	As at December 31
	2017	2016
Common shares outstanding [1]
Class A Voting	112,407,192	112,411,992
Class B Non-Voting	402,403,433	402,396,133
Total common shares	514,810,625	514,808,125
Options to purchase Class B Non-Voting Shares
Outstanding options	2,637,890	3,732,524
Outstanding options exercisable	924,562	1,770,784

[1]

Holders of our Class B Non-Voting Shares are entitled to receive notice of and to attend shareholder meetings; however, they are not entitled to vote at these meetings except as required by law or stipulated by stock exchanges. If an offer is made to purchase outstanding Class A Shares, there is no requirement under applicable law or our constating documents that an offer be made for the outstanding Class B Non-Voting Shares, and there is no other protection available to shareholders under our constating documents. If an offer is made to purchase both classes of shares, the offer for the Class A Shares may be made on different terms than the offer to the holders of Class B Non-Voting Shares.

As at February 28, 2018, 112,407,192 Class A Shares, 402,405,483 Class B Non-Voting Shares, and 2,563,019 options to purchase Class B Non-Voting Shares were outstanding.

We use the weighted average number of shares outstanding to calculate earnings per share and adjusted earnings per share.

	Years ended December 31
(Number of shares in millions)	2017	2016
Basic weighted average number of shares outstanding	515	515
Diluted weighted average number of shares outstanding	517	517

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    67

MANAGEMENT’S DISCUSSION AND ANALYSIS

COMMITMENTS AND CONTRACTUAL OBLIGATIONS

CONTRACTUAL OBLIGATIONS

Below is a summary of our obligations under firm contractual arrangements as at December 31, 2017. See notes 3, 21, and 27 to our 2017 Audited Consolidated Financial Statements for more information.

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Short-term borrowings	1,585	–	–	–	1,585
Long-term debt [1]	1,756	1,800	2,050	8,949	14,555
Net interest payments	712	1,160	908	5,409	8,189
Debt derivative instruments [2]	(299)	–	–	(667)	(966)
Expenditure derivative instruments [2]	39	(7)	–	–	32
Bond forwards [2]	64	–	–	–	64
Operating leases	202	308	167	294	971
Player contracts [3]	111	88	10	7	216
Purchase obligations [4]	368	346	167	121	1,002
Property, plant and equipment	94	77	61	66	298
Intangible assets	97	44	–	–	141
Program rights [5]	546	1,121	1,079	1,886	4,632
Other long-term liabilities	2	3	2	2	9
Total	5,277	4,940	4,444	16,067	30,728

[1]	Principal obligations of long-term debt (including current portion) due at maturity.
[2]	Net (receipts) disbursements due at maturity. US dollar amounts have been translated into Canadian dollars at the Bank of Canada year-end rate.
[3]	Player contracts are Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[4]	Purchase obligations are the contractual obligations under service, product, and wireless device contracts to which we have committed.
[5]	Program rights are the agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

OFF-BALANCE SHEET ARRANGEMENTS

GUARANTEES

As a regular part of our business, we enter into agreements that provide for indemnification and guarantees to counterparties in transactions involving business sale and business combination agreements, sales of services, and purchases and development of assets. Due to the nature of these indemnifications, we are unable to make a reasonable estimate of the maximum potential amount we could be required to pay counterparties. Historically, we have not made any significant payment under these indemnifications or guarantees. See note 26 to our 2017 Audited Consolidated Financial Statements.

OPERATING LEASES

We have entered into operating leases for the rental of premises, distribution facilities, equipment and wireless towers, and other contracts. Terminating any single one of these lease agreements would not have a material adverse effect on us as a whole. See “Commitments and Contractual Obligations” and note 27 to our 2017 Audited Consolidated Financial Statements for quantification.

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Governance and Risk Management

GOVERNANCE AT ROGERS

Rogers is a family-founded, family-controlled company and we take pride in our proactive and disciplined approach to ensuring that our governance structure and practices instill the confidence of our shareholders.

Voting control of Rogers Communications Inc. is held by a trust, the beneficiaries of which are members of the Rogers family. The trust holds voting control of RCI for the benefit of successive generations of the Rogers family via the trust’s ownership of 91% of the outstanding Class A Shares of RCI (2016 – 91%). The Rogers family are substantial stakeholders and owned approximately 27% of our equity as at December 31, 2017 (2016 –27%) through its ownership of a combined total of 141 million Class A Shares and Class B Non-Voting Shares (2016 – 141 million).

The Board is made up of four members of the Rogers family and another twelve directors who bring a rich mix of experience as business leaders in North America. All of our directors are firmly committed to firm governance, strong oversight, and the ongoing creation of shareholder value. The Board as a whole is committed to sound corporate governance and continually reviews its governance practices and benchmarks them against acknowledged leaders and evolving legislation. The Board believes that Rogers’ governance system is effective and that there are appropriate structures and procedures in place.

GOVERNANCE BEST PRACTICES

The majority of our directors are independent and we have adopted many best practices for effective governance, including:

•	an independent lead director;
•	formal corporate governance policy and charters;
•	a code of business conduct and whistleblower hotline;
•	director share ownership guidelines;
•	Board and committee in camera discussions;
•	annual reviews of Board and director performance;
•	Audit and Risk Committee meetings with internal and external auditors;
•	an orientation programs for new directors;
•	regular Board education sessions;
•	committee authority to retain independent advisors;
•	director material relationship standards; and
•	separation of the CEO and Chair roles.

We comply with all relevant corporate governance guidelines and standards as a Canadian public company listed on the TSX and as a foreign private issuer listed on the NYSE in the US.

BOARD OVERSIGHT

The Board delegates certain responsibilities to its seven standing committees to ensure proper oversight and accountability:

•

Audit and Risk Committee – reviews our accounting policies and practices, the integrity of our financial reporting processes and procedures, and the financial statements and other relevant disclosure for release to shareholders and the public. It assists the Board in its oversight of our compliance with legal and regulatory requirements for financial reporting, assesses our accounting and financial control systems, and evaluates the qualifications, independence, and work of our internal and external auditors. It also reviews risk management policies and associated processes used to manage major risk exposures.

•

Corporate Governance Committee – assists the Board to ensure it has appropriate systems and procedures for carrying out its responsibilities. This committee develops governance policies and practices, recommends them to the Board for approval, and leads the Board in its periodic review of Board and committee performance.

•

Nominating Committee – identifies prospective candidates to serve on the Board. Nominated directors are either elected by shareholders at a meeting or appointed by the Board. The committee also recommends nominees for each Board committee, including each committee chair.

•

Human Resources Committee – assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices. It is also responsible for recommending the compensation of senior management and monitoring senior executive succession planning.

•

Executive Committee – assists the Board in discharging its responsibilities between meetings, including acting in such areas as are specifically designated and authorized at a preceding Board meeting to consider matters that may arise from time to time.

•	Finance Committee – reviews our investment strategies, general debt, and equity structure and reports on them to the Board.
•	Pension Committee – oversees the administration of our retiree pension plans and reviews the investment performance and provisions of the plans.

You can find more details about governance at Rogers on our Investor Relations website (investors.rogers.com), including:

•	a complete statement of our corporate governance practices;
•	our codes of conduct and ethics;
•	full Board committee charters;
•	director biographies; and
•	a summary of the differences between the NYSE corporate governance rules that apply to US-based companies and our governance practices as a non-US-based issuer listed on the NYSE.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    69

MANAGEMENT’S DISCUSSION AND ANALYSIS

SOCIAL RESPONSIBILITY

CORPORATE SOCIAL RESPONSIBILITY

Rogers prides itself on being a good corporate citizen. We aim to foster a culture of sound ethics and transparency; that means putting programs in place that have societal, economic, and environmental benefits.

The material aspects of our Corporate Social Responsibility platform are grouped into six focus areas that are listed below, along with our approaches in addressing them:

Good governance

•

Governance and Ethics: We strive to uphold the highest standards of integrity, ethical behaviour, and good corporate citizenship, underpinned by guidelines and policies that govern the actions of our directors and employees and promote responsible conduct.

Customer experience

•

Customer Service and Transparency: Customer service is a core pillar of our strategy. We are committed to an improved customer experience and have implemented programs to address customer issues, such as a Roam Like Home, Rogers EnRoute, and customer service through social media channels like Facebook Messenger and Twitter.

•	Network Leadership and Innovation: Innovation has always been a part of our identity, whether it is bringing new products or the latest network technologies to market.
•

Product Responsibility: We have programs and policies in place to manage a range of product responsibility issues. For instance, we have policies in place to comply with all relevant safety regulations and codes, have programs and teams to manage and advise on our accessibility offerings, and operate stewardship programs to manage the proper disposal and recycling of our used products, including Rogers Trade-Up and FidoTrade.
•

Customer Privacy: Rogers highly values the security, integrity, and sensitivity of our customers’ private information. Rogers’ Privacy Policy outlines our responsibilities and practices regarding the protection of the personal information of our employees and customers. Our Chief Privacy Officer oversees our compliance with this policy and all applicable laws, and responds to requests from law enforcement for customer data.

Employee experience

•

Talent Management: We want to attract, develop, and engage the best talent in Canada. We continue to invest in employee programs including an onboarding program, new training programs, a new development planning program, and a revised employee engagement survey. Our Chief Human Resources Officer oversees talent management, while the Human Resources Committee assists the Board in monitoring, reviewing, and approving compensation and benefit policies and practices.

•

Inclusion and Diversity: At Rogers, we believe that an inclusive workplace reflective of the diverse communities we serve drives better performance – for our employees, our customers, and our company. Our Inclusion and Diversity Council, comprised of leaders from across the business, oversees the development and execution of our inclusion and diversity strategy.

•

Health, Safety, and Wellness: We have a comprehensive integrated healthy workplace program. Our goal is always to protect people by preventing injuries and we invest millions of dollars as well as thousands of hours in safety training every year. We have robust programs and practices in place to identify and minimize potential hazards. We continually monitor those practices, our sites, and our work to ensure employees remain

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safe. We also have a national employee wellness program, bWell, that promotes health and wellness at work and at home.

Environmental responsibility

•

Energy Use and Climate Change: Rogers operates thousands of facilities, which include owned and leased buildings, cell transmission sites, power supply stations, and retail stores, as well as an extensive vehicle fleet. We strive to meet our goal of reducing the associated greenhouse gas emissions and energy consumption by 2025, reflected in our company-wide reduction targets of 25% and 10%, respectively, based on 2011 levels.

•

Waste and Recycling: Reducing the amount of waste we produce is another important way in which we are managing our environmental footprint. To reduce and responsibly manage the waste we produce, we look for opportunities to avoid waste generation, run programs to recycle and reuse materials, and work to increase employees’ recycling behaviours through our award-winning “Get Up and Get Green” program.

Community investment

•

Community Giving: In 2017, Rogers provided $64 million in cash and in-kind donations to support various organizations and causes. In 2017, we launched the Ted Rogers Scholarship Fund, dedicated to ensuring the success of future generations of Canadians by helping some of the brightest young leaders across the country succeed in their educational aspirations. We also support our employees and their community activities through the Rogers Employee Volunteer Program, which gives employees the opportunity to volunteer in their communities for one paid day per year. The Jays Care Foundation also works to ensure children in need make positive life choices through programs that support physical activity, education, and life-skill development.

•

Digital Inclusion: Digital inclusion is a priority for Rogers and one of the best ways we can contribute to society. Our Connected for Success program provides low-cost broadband Internet to rent-subsidized tenants within partnered non-profit organizations and housing providers. 150,000 Canadian households are eligible for Internet access through the Connected for Success program, giving them the tools and resources needed to experience the benefits of connectivity.

Economy and society

•

Economic Performance: We strive to offer innovative solutions for customers, create diverse and well-paying jobs, support small businesses, pay our fair share of taxes, and deliver dividends to shareholders. Beyond these direct economic impacts, our performance produces indirect economic benefits as well, including significant charitable donations and locally procured goods and services.

•

Supply Chain Management: Suppliers play a huge role in our success, which is why we ensure that we have strong supplier selection processes and management, and that we conduct business with socially and environmentally responsible companies who share our values. Our Supplier Code of Conduct sets out high standards for supplier performance in the areas of ethics, labour rights, health and safety, environment, and management systems. We are members of the Joint Audit Cooperation (JAC), a group of global telecom companies that share common suppliers. Through our participation in JAC, we share audit results among our peers to ensure that our suppliers adhere to internationally recognized supply chain and sustainability standards.

See our annual Corporate Social Responsibility report on our website (about.rogers.com/responsibility) for more information about our social and environmental performance.

INCOME TAX AND OTHER GOVERNMENT PAYMENTS

We proactively manage our tax affairs to enhance Rogers’ business decisions and optimize after-tax free cash flow available for investment in our business and shareholder returns. We have comprehensive policies and procedures to ensure we are compliant with all tax laws and reporting requirements, including filing and making all income and sales tax returns and payments on a timely basis. As a part of this process, we pursue open and cooperative relationships with revenue authorities to minimize audit effort and reduce tax uncertainty. We also engage with government policy makers on taxation matters that affect Rogers and its shareholders, employees, customers, and other stakeholders.

INCOME TAX PAYMENTS

Rogers’ total income tax expense of $635 million in 2017 is close to the expense computed on its accounting income at the statutory rate of 26.7%. Cash income tax payments totaled $475 million in 2017. Cash income tax payments differ from the tax expense shown on the financial statements for various reasons, including the required timing of payments. The primary reason our cash income tax is lower than our tax expense is a result of the significant capital investment we continue to make in our wireless and broadband telecommunications networks throughout Canada. Similar to tax systems throughout the world, Canadian tax laws permit investments in such productivity-enhancing assets to be deducted for tax purposes more quickly than they are depreciated for financial statement purposes.

OTHER GOVERNMENT PAYMENTS

In addition to paying income tax on the profits we earn, we contribute significantly to Canadians by paying taxes and fees to federal, provincial, and municipal governments, including:

•	various taxes on the salaries and wages we pay (payroll taxes) to approximately 24,500 employees;
•	property and business taxes;
•	unrecoverable sales taxes and custom duties; and
•	broadcast, spectrum, and other regulatory fees.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    71

MANAGEMENT’S DISCUSSION AND ANALYSIS

As outlined in the table below, the total cost to Rogers of these payments in 2017 was $1,185 million.

(In millions of dollars)
	Income taxes	Non-recoverable sales taxes	Payroll taxes	Regulatory and spectrum fees [1]	Property and business taxes	Total taxes and other payments
Total payments	475	9	127	521	53	1,185

[1]	Includes an allocation of $266 million relating to the $1.0 billion, $3.3 billion, and $24 million we paid for the acquisition of spectrum licences in 2008, 2014, and 2015, respectively.

We also collected on behalf of the government $1,876 million in sales taxes on our products and services and $635 million in employee payroll taxes.

RISK MANAGEMENT

We strive to continually strengthen our risk management capabilities to protect and enhance shareholder value. The purpose of risk management is not to eliminate risk but to optimize trade-offs between risk and return to maximize value to the organization.

RISK GOVERNANCE

The Board has overall responsibility for risk governance and oversees management in identifying the key risks we face in our business and implementing appropriate risk assessment processes to manage these risks. It delegates certain risk oversight and management duties to the Audit and Risk Committee.

The Audit and Risk Committee discusses risk policies with management and the Board and assists the Board in overseeing our compliance with legal and regulatory requirements.

The Audit and Risk Committee also reviews:

•

the adequacy of the internal controls that have been adopted to safeguard assets from loss and unauthorized use, to prevent, deter, and detect fraud, and to ensure the accuracy of the financial records;

•	the processes for identifying, assessing, and managing risks;
•	our exposure to major risks and trends and management’s implementation of risk policies and actions to monitor and control these exposures, including cybersecurity;
•	the implementation of new major systems and changes to existing major systems;
•	our business continuity and disaster recovery plans;
•	any special audit steps adopted due to material weaknesses or significant deficiencies that may be identified; and
•	other risk management matters from time to time as determined by the Audit and Risk Committee or directed by the Board.

ENTERPRISE RISK MANAGEMENT

Our Enterprise Risk Management (ERM) program uses the “3 Lines of Defence” framework to identify, assess, manage, monitor, and communicate risks. Our business units and departments, led by the Executive Leadership Team, are the first line of defence and are accountable for managing or accepting the risks. Together, they identify and assess key risks, define controls and action plans to minimize these risks, and enhance our ability to meet our business objectives.

ERM is the second line of defence. ERM helps management identify the key risks in meeting our business objectives, our risk appetite, and emerging risks. At the business unit and department level, ERM works with management to provide governance and advice in managing the key risks and associated controls to mitigate these risks. ERM works with Internal Audit to monitor the adequacy and effectiveness of controls to reduce risks to an acceptable level.

ERM carries out an annual strategic risk assessment to identify our key risks in achieving our corporate objectives by identifying corporate-, business unit- and department-level risks and aligning business unit and department objectives to the corporate objectives. Using an aggregate approach, ERM identifies the key risks and the potential impact on our ability to achieve our corporate objectives. This assessment includes reviewing risk reports, audit reports, and industry benchmarks and interviewing senior management with business unit and department accountability. ERM reports the results of the annual strategic risk assessment to the Executive Leadership Team, the Audit and Risk Committee, and the Board.

Internal Audit is the third line of defence. Internal Audit evaluates the design and operational effectiveness of the governance program, internal controls, and risk management. Risks, controls, and mitigation plans identified through this process are incorporated into the annual Internal Audit plan. Annually, Internal Audit also facilitates and monitors management’s completion of the financial statement fraud risk assessment to identify areas of potential fraud or misstatement in our financial statements and disclosures and to assess whether controls are adequately designed and operating effectively.

The Executive Leadership Team and the Audit and Risk Committee are responsible for approving our enterprise risk policies. Our ERM methodology and policies rely on the expertise of our management and employees to identify risks and opportunities and implement risk mitigation strategies as required.

RISKS AND UNCERTAINTIES AFFECTING OUR BUSINESS

This section describes the principal risks and uncertainties that could have a material adverse effect on our business and financial results. Any discussion about risks should be read in conjunction with “About Forward-Looking Information”.

GENERAL RISKS

ECONOMIC CONDITIONS

Our businesses are affected by general economic conditions and consumer confidence and spending. Recessions, declines in

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economic activity, and economic uncertainty can erode consumer and business confidence and reduce discretionary spending. Any of these factors can negatively affect us through reduced advertising, lower demand for our products and services, decreased revenue and profitability, and higher churn and bad debt expense. A significant portion of our broadcasting, publishing, and digital revenue comes from the sale of advertising and is affected by the strength of the economy.

Poor economic conditions can also have an impact on our pension plans, as there is no assurance that the plans will be able to earn the assumed rate of return. Capital market volatility may result in changes in the discount rates and other variables used to calculate our pension obligations, requiring us to make contributions in the future that differ significantly from current contributions and assumptions being used in the actuarial valuation process.

SUBSTANTIAL COMPETITION

There is no assurance that our current or future competitors will not provide services that are superior to ours or at lower prices, adapt more quickly to evolving industry trends or changing market requirements, enter markets in which we operate, or introduce competing services. Any of these factors could increase churn or reduce our business market share or revenue.

We may have some ongoing re-pricing of products and services, as we may need to extend lower wireless pricing offers to attract new customers and retain existing subscribers. As wireless penetration of the population deepens, new wireless customers may generate lower average monthly revenue, which could slow revenue growth.

Global technology giants continue to ramp up content spending into new markets such as sports media, resulting in increased competition for our Media and Cable business segments. This may result in an increase in subscriber churn as customers now have additional supplementary sources of media content to choose from.

Wireless could face increased competition due to changes to foreign ownership rules and control of wireless licences:

•

foreign telecommunication companies could enter the Canadian market by acquiring wireless licences or a holder of wireless licences. If companies with significantly greater capital resources enter the Canadian market, it could reduce our wireless market share. See “Foreign Ownership and Control” for more information.

•

ISED Canada’s policy regarding the transfer of spectrum licences, combined with 2012 legislation that allows foreign ownership of wireless providers with less than 10% market share, could make it harder for incumbent wireless carriers to acquire additional spectrum. The legislation regarding foreign ownership of wireless providers could make it less expensive for foreign wireless carriers to enter the Canadian wireless market. This could increase the intensity of competition in the Canadian wireless sector.

In addition, the CRTC Broadcasting Distribution Regulations do not allow cable operators to obtain exclusive contracts in buildings where it is technically feasible to install two or more transmission systems.

TECHNOLOGY RISKS

INFORMATION SECURITY RISK

Our industry is vulnerable to cyber risks that are growing in both frequency and complexity. Rogers, along with our suppliers, employs systems and network infrastructure that are subject to cyberattacks, which may include theft of assets, unauthorized access to proprietary or sensitive information, destruction or corruption of data, or operational disruption. A significant cyberattack against our, or our suppliers’, critical network infrastructure and supporting information systems could result in service disruptions, litigation, loss of customers, significant remediation costs, and reputational damage.

Management has committed to an information and cybersecurity program designed to reinforce the importance of remaining a secure, vigilant, and resilient organization. Our ongoing success depends on protecting our sensitive data, including personal information about our customers and employees. We rely on security awareness training, policies, procedures, and information technology systems to protect this information. Rogers continues to monitor this risk, leveraging external threat intelligence, internal monitoring, reviewing best practices, and implementing controls as required to mitigate cybersecurity risks. We have insurance coverage against certain damages related to cybersecurity breaches, intrusions, and attacks, amongst other things. The Audit and Risk Committee is responsible for overseeing management’s policies and associated procedures related to cybersecurity risks.

External threats to the network are constantly changing and there is no assurance we will be able to protect the network from all future threats. The impact of such attacks may affect our revenue.

IMPACT OF NETWORK FAILURES ON REVENUE AND CUSTOMER SERVICE

If our networks or key network components fail, it could, in some circumstances, result in a loss of service for our customers for certain periods and have an adverse effect on our results and our financial position. We rely on business partners to carry some traffic for certain customers. If one of these carriers has a service failure, it might also cause a service interruption for those customers that would last until we could reroute the traffic to another carrier.

We work to protect our service from the impact of natural disasters and major weather events such as ice storms, flooding, or landslides where it is necessary and feasible to do so. There are no assurances that a future event will not cause service outages and that such outages would not affect our revenue.

DEPENDENCE ON INFORMATION TECHNOLOGY SYSTEMS

Our businesses depend on IT systems for day-to-day operations. If we are unable to operate our systems, make enhancements to accommodate customer growth and new products and services, or if our systems experience disruptions or failures, it could have an adverse effect on our ability to acquire new subscribers, service customers, manage subscriber churn, produce accurate and timely subscriber invoices, generate revenue growth, and manage operating expenses. This could have an adverse impact on our results and financial position.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Most of our employees and critical elements of our network infrastructure and IT systems are concentrated in various physical facilities. If we cannot access one or more of these facilities as a result of a natural or human-made disaster or otherwise, our operations may be significantly affected to the extent that it may be difficult for us to recover without a significant interruption in service or negative impact to our revenue or customer base.

UNAUTHORIZED ACCESS TO DIGITAL BOXES OR INTERNET MODEMS

We use encryption technology developed and supported by our vendors to protect our cable signals from unauthorized access and to control access to programming based on subscription packages. We also use encryption and security technologies to prevent unauthorized access to our Internet service.

There is no assurance that we will be able to effectively prevent unauthorized decoding of television signals or Internet access in the future. If we are unable to control cable access with our encryption technology, and subscriptions to digital programming, including premium video-on-demand and subscription video-on-demand, this could result in a decline in our Cable revenue.

NEW TECHNOLOGY

Our network plans assume the availability of new technology for both wireless and wireline networks. While we work with industry standards bodies and our vendors to ensure timely delivery of new technology, there are no assurances these technologies will be available as and when required.

COMPETING TECHNOLOGIES

Several technologies have affected the way our services are delivered, including:

•	broadband;
•	IP-based voice, data, and video delivery services;
•	increased use of optical fibre technologies to businesses and residences;
•	broadband wireless access and wireless services using a radio frequency spectrum to which we may have limited or no access; and
•	applications and services using cloud-based technology, independent of carrier or physical connectivity.

These technologies may also lead to significantly different cost structures for users and therefore affect the long-term viability of some of our current technologies. Some of the new technologies have allowed competitors to enter our markets with similar products or services at lower costs. These competitors may also be larger, have greater access to financial resources, and have fewer regulatory restrictions than Rogers.

Accelerated deployments of fibre networks by competitors may lead to an increase in the reach and stability of their wireline-related services. This could result in an increase in churn pertaining to our wireline business segment services. See “Key Performance Indicators” for more information.

Improvements in the quality of streaming video over the Internet, coupled with increasing availability of television shows and movies online through OTT content providers, has resulted in competition for viewership and increased competition for Canadian cable television service providers. As a result, we have noticed an increase in cord cutting and cord shaving as consumers continue to withdraw from traditional cable services. If advances in technology are made to any alternative Canadian multi-channel broadcasting distribution system, our cable services may face increased competition. In addition, as the technology for wireless Internet continues to develop, it is, in some instances, replacing traditional wireline Internet.

The use of PVRs has affected our ability to generate television advertising revenue as viewers can skip advertising aired on television networks. The continued emergence and growth of subscriber-based satellite and digital radio products could affect AM and FM radio audience listening habits and have a negative effect on the results of our radio stations. Certain audiences are also migrating away from traditional broadcast platforms to the Internet as more video and audio content streaming becomes available.

REGULATORY RISKS

CHANGES IN GOVERNMENT REGULATIONS

Substantially all of our business activities are regulated by ISED Canada and/or the CRTC. Any regulatory changes or decisions could adversely affect our consolidated results of operations. See “Regulation In Our Industry” for more information.

Regulatory changes or decisions made by these regulators could adversely impact our results on a consolidated basis. This regulation relates to, among other things, licensing and related fees, competition, the cable television programming services we must distribute, wireless and wireline interconnection agreements, the rates we may charge to provide access to our network by third parties, the resale of our networks and roaming on our networks, our operation and ownership of communications systems, and our ability to acquire an interest in other communications systems. In addition, the costs of providing services may be increased from time to time as a result of compliance with industry or legislative initiatives to address consumer protection concerns or such Internet-related issues as copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our licences are granted for a specified term and are subject to conditions on the maintenance of these licences. These licensing conditions and related fees may be modified at any time by the regulators. The regulators may decide not to renew a licence when it expires, and any failure by us to comply with the conditions on the maintenance of a licence could result in a revocation or forfeiture of any of our licences or the imposition of fines. Our cable, wireless, and broadcasting licences generally may not be transferred without regulatory approval.

The licences include conditions requiring us to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with all of these Canadian ownership and control requirements. If these requirements were violated, we would be subject to various penalties, possibly including, in the extreme case, the loss of a licence.

SPECTRUM

Radio spectrum is one of the fundamental assets required to carry on our Wireless business. Our ability to continue to offer and improve current services and to offer new services depends on, among other factors, continued access to, and deployment of, adequate spectrum, including the ability to both renew current spectrum licences and acquire new spectrum licences.

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If we cannot acquire and retain needed spectrum, we may not be able to continue to offer and improve our current services and deploy new services on a timely basis, including providing competitive data speeds our customers want. As a result, our ability to attract and retain customers could be adversely affected. In addition, an inability to acquire and retain needed spectrum could affect network quality and result in higher capital expenditures.

Changes to government spectrum fees could significantly increase our payments and therefore materially reduce our net income.

HIGHER DEVICE SUBSIDIES

Our wireless business model is based substantially on subsidizing the cost of subscriber devices, similar to other Canadian wireless carriers. This model attracts customers and in exchange, they commit to a term contract with us. We also commit to a minimum subsidy per unit with the supplier of certain smartphone devices. If we are unable to recover the costs of the subsidies over the term of the customer contract, this could have an adverse effect on our business, results of operations, and financial condition.

THE WIRELESS CODE

The CRTC’s decision to implement its Wireless Code, among other things, effectively required Canadian wireless carriers to move away from offering three-year service contracts and instead offer two-year contracts. This affects our customer acquisition and retention costs and subscriber churn. The code was applied to all contracts (excluding enterprise plans) entered into or renewed after December 2, 2013 and applied to contracts (excluding enterprise plans) as of June 3, 2015, no matter when they were originally entered. See “Regulation In Our Industry” for more information.

Our Wireless business could be adversely affected if laws, regulation, or customer behaviour make it difficult for us to impose term commitments or early cancellation fees on customers or receive the service revenue we anticipate from the term commitments.

NATIONAL WIRELESS TOWER POLICY

The policy affects all parties that plan to install or modify an antenna system, including personal communications service (PCS), cellular, and broadcasting service providers. The policy requires, among other things, that antenna proponents consider using existing antenna structures before proposing new structures and those owners of existing systems respond to requests to share antenna systems. Antenna proponents must follow a defined process for notifying the public and addressing local requirements and concerns. Certain types of antenna installations are excluded from the consultation requirements with local authorities and the public. The policy could prevent us from installing certain new antenna systems and/or expanding our network, which would ultimately affect our ability to serve our customers.

RADIO FREQUENCY EMISSIONS

From time to time, media and other reports have highlighted alleged links between radio frequency emissions from wireless devices and various health concerns, including cancer, and interference with various medical devices, including hearing aids and pacemakers. This may discourage the use of wireless devices or expose us to potential litigation even though there are no definitive reports or studies stating that these health issues are directly attributable to radio frequency emissions. Future regulatory actions may result in more restrictive standards on radio frequency emissions from low-powered devices like wireless devices. We cannot predict the nature or extent of any restrictions.

OBTAINING ACCESS TO SUPPORT STRUCTURES AND MUNICIPAL RIGHTS OF WAY

We must have access to support structures and municipal rights of way for our cable facilities. We can apply to the CRTC to obtain a right of access under the Telecommunications Act (Canada) (Telecommunications Act) in areas where we cannot secure access to municipal rights of way. Failure to obtain access could increase Cable costs and adversely affect our business.

The Supreme Court of Canada ruled in 2003, however, that the CRTC does not have the jurisdiction to establish the terms and conditions of accessing the poles of hydroelectric companies. As a result, we normally obtain access under terms established by the provincial utility boards.

DEPENDENCE ON FACILITIES AND SERVICES OF ILECS

Certain business telephony operations outside of our cable territory depend significantly on the availability of facilities and services acquired from incumbent telecommunication operators, according to CRTC rules. Changes to these rules could significantly affect the cost of operating these businesses.

COPYRIGHT TARIFFS

Pressures on copyright tariffs continue to affect our services. Any increase in fees could negatively affect our results of operations.

CRTC LICENCE RENEWALS

In May 2017, the CRTC renewed our broadcasting licences that permit us to operate our Media television properties for a five-year period. At the same time, the CRTC renewed the licences of other large broadcasting companies, such as Bell Media and Corus Entertainment. A number of parties from the creative community have appealed the decisions in regard to the percentage of revenue that broadcasters must devote to the creation of Programs of National Interest (PNI). A CRTC decision is pending. If the decision significantly alters our renewals on terms that are adverse to our business plans, it could have a negative impact on our results of operations. See “Regulation In Our Industry” for more information.

BUSINESS RISKS

REVENUE EXPECTATIONS FROM NEW AND ADVANCED SERVICES

We expect that a substantial portion of our future revenue growth may come from new and advanced services, and we continue to invest significant capital resources to develop our networks so we can offer these services. It is possible, however, that there may not be sufficient consumer demand, or that we may not anticipate or satisfy demand for certain products and services or be able to offer or market these new products and services successfully to subscribers. If we do not attract subscribers to new products and services profitably or keep pace with changing consumer preferences, we could experience slower revenue growth and increased churn. This could have a material adverse effect on our business, results of operations, and financial condition.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

COMPLEXITY OF OUR BUSINESS

Our businesses, technologies, processes, and systems are operationally complex and increasingly interconnected. If we do not execute properly, or if errors or disasters affect them, customers may have a negative experience, resulting in increased churn and lower revenue.

STRATEGY AND BUSINESS PLANS

Our strategy is vital to our long-term success. Changing strategic priorities or adding new strategic priorities could compromise existing initiatives and could have a material adverse effect on our business, results of operations, and financial condition.

We develop business plans, execute projects, and launch new ventures to grow our business. If the expected benefits from these do not materialize, this could have a material adverse effect on our business, results of operations, and financial condition.

We are working towards the development and deployment of our new IPTV product, Ignite TV. These activities rely, in part, on certain vendors. Should the deployment not proceed as planned, or should the product not operate as intended, our business and financial results could be adversely affected. This may result in subscriber losses, lower Cable revenue, and unfavourable customer satisfaction.

RELIANCE ON THIRD-PARTY SERVICE PROVIDERS

We have outsourcing and managed service arrangements with third parties to provide certain essential components of our business operations to our employees and customers, including payroll, certain facilities or property management functions, call centre support, certain installation and service technicians, certain network and IT functions, and invoice printing. Interruptions in these services could adversely affect our ability to service our customers.

ACQUISITIONS, DIVESTITURES, OR INVESTMENTS

Acquiring complementary businesses and technologies, developing strategic alliances, and divesting portions of our business are often required to optimally execute our business strategy. Some areas of our operations (and adjacent businesses) are subject to rapidly evolving technologies and consumer usage and demand trends. It is possible that we may not effectively forecast the value of consumer demand or risk of competing technologies resulting in higher valuations for acquisitions or missed opportunities.

Services, technologies, key personnel, or businesses of companies we acquire may not be effectively integrated into our business or service offerings, or our alliances may not be successful. We also may not be able to successfully complete certain divestitures on satisfactory terms, if at all.

ORGANIZATIONAL STRUCTURE AND TALENT

The industry is competitive in attracting and retaining a skilled workforce. Losing certain employees or changes in morale due to a restructuring or other event could affect our revenue and profitability in certain circumstances.

DEPENDENCE ON CERTAIN KEY INFRASTRUCTURE AND WIRELESS DEVICE VENDORS

Our wireless business has relationships with a relatively small number of essential network infrastructure and device vendors. We do not have operational or financial control over them and only have limited influence on how they conduct their business with us. Wireless device vendor market share has recently shifted towards fewer top suppliers, which will augment this dependency.

If one of our network infrastructure suppliers fails, it could delay adding network capacity or new capabilities and services. Device and network infrastructure suppliers can extend delivery times, raise prices, and limit supply due to their own shortages and business requirements, among other things. If these suppliers do not develop devices that satisfy customer demands, nor deliver products and services on a timely basis, it could have a material adverse effect on our business, financial condition, and results of operations. Any interruption in the supply of equipment for our networks could also affect the quality of our service or impede network development and expansion.

Apple has introduced embedded Subscriber Identification Module (e-SIM) technology to its latest iPads. This technology, when widely adopted, will allow customers to switch between carriers without the use of a carrier-provided SIM card. If Apple continues to introduce, or other major device vendors do introduce, e-SIM to their mobile products in Canada, this could have an adverse effect on our business, churn, and results of operations, as many customers without subsidized devices are under no contractual obligation to remain with Rogers.

INCREASE IN BRING YOUR OWN DEVICE (BYOD) CUSTOMERS

With the CRTC’s Wireless Code limiting wireless term contracts to two years from three years, the number of BYOD customers with no-term contracts has increased. These customers are under no contractual obligation to remain with Rogers, which could have a material adverse effect on our churn and our Wireless revenue.

UNLOCKING OF WIRELESS DEVICES

Effective December 1, 2017, the Wireless Code required us to sell only unlocked devices and to unlock devices owned by our subscribers for free, should they request it. As a result of this, subscribers will not be as restricted to a single wireless service provider as previously. If customers increasingly switch providers, this could have an effect on our churn and our Wireless revenue.

INVENTORY OBSOLESCENCE

Our inventories balance mainly consists of wireless devices and mobile data devices, which generally have relatively short product lifecycles due to frequent new device introductions. If we cannot effectively manage inventory levels based on product demand, this may increase the risk of inventory obsolescence.

ACCESS TO PROGRAMMING RIGHTS

Competition is increasing for content programming rights from both traditional linear television broadcasters and online competitors. Online providers are moving towards self-made, self-hosted exclusive content, such that traditional broadcasters may not gain access to desirable programming. Additionally, if broadcasters and distributors sign longer-term agreements to secure programming rights, this could affect the availability of desirable programming rights and result in lower revenue due to a lack of access to these rights.

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INCREASING PROGRAMMING COSTS

Acquiring programming is the single most significant purchasing commitment in our Cable television business and is a material cost for Media television properties. Increased competition for programming rights to content and popular properties from both traditional linear television broadcasters and online competitors continue to increase the cost of programming rights. Higher programming costs could adversely affect the operating results of our business if we are unable to recover programming investments through advertising revenue and subscription fee increases that reflect the market.

CHANNEL UNBUNDLING

Recent CRTC regulatory decisions have been unfavourable to certain of our Media television properties and have resulted in a challenging operating environment. CRTC-mandated programming package unbundling and the required implementation of flexible channel packaging took place earlier this year but only impacted a few of our services. As a result, we ceased to operate G4 on August 31, 2017.

DECLINE OF PAY TELEVISION SUBSCRIBERS IN CANADA

The number of pay television households in Canada continues to decline. Other video offerings available to consumers (for example, direct-to-consumer subscription and free services), as well as piracy, have contributed to this trend. If this decline continues, it could have a material adverse effect on our results of operations.

MIGRATING FROM CONVENTIONAL TO DIGITAL MEDIA

Our Media business operates in many industries that can be affected by customers migrating from conventional to digital media, which is driving shifts in the quality and accessibility of data and mobile alternatives to conventional media. We have been shifting our focus towards the digital market. Increasing competition for advertising revenue from digital platforms, such as search engines, social networks, and digital content alternatives, has resulted in advertising dollars migrating from conventional television broadcasters to digital platforms. The impact is greater on conventional over-the-air broadcast networks, such as City and OMNI, which do not have a second revenue stream from subscription revenue. Our Media results could be adversely affected if we are unsuccessful in shifting advertising dollars from conventional to digital platforms.

OUR MARKET POSITION IN RADIO, TELEVISION, OR MAGAZINE READERSHIP

Advertising dollars typically migrate to media properties that are leaders in their respective markets and categories, particularly when advertising budgets are tight. Our radio, television, and magazine properties may not continue performing how they currently perform. Advertisers base a substantial part of their purchasing decisions on ratings and readership data generated by industry associations and agencies. If our radio and television ratings or magazine readership levels decrease substantially, our advertising sales volumes and the rates that we charge advertisers could be adversely affected.

FINANCIAL RISKS

CAPITAL COMMITMENTS, LIQUIDITY, DEBT, AND INTEREST PAYMENTS

Our capital commitments and financing obligations could have important consequences including:

•

requiring us to dedicate a substantial portion of cash provided by operating activities to pay interest, principal amounts, and dividends, which reduces funds available for other business purposes, including other financial operations;

•	making us more vulnerable to adverse economic and industry conditions;
•	limiting our flexibility in planning for, and reacting to, changes in our business and industry;
•	putting us at a competitive disadvantage compared to competitors who may have more financial resources and/or less financial leverage; or
•	restricting our ability to obtain additional financing to fund working capital and capital expenditures and for other general corporate purposes.

Our ability to satisfy our financial obligations depends on our future operating performance and economic, financial, competitive, and other factors, many of which are beyond our control. Our business may not generate sufficient cash flow in the future and financings may not be available to provide sufficient net proceeds to meet these obligations or to successfully execute our business strategy.

CREDIT RATINGS

Credit ratings provide an independent measure of credit quality of a securities issuer and can affect our ability to obtain short- and long-term financing and the terms of the financing. If rating agencies lower the credit ratings on our debt, particularly a downgrade below investment-grade, it could adversely affect our cost of financing and access to liquidity and capital.

INCOME TAXES AND OTHER TAXES

We collect, pay, and accrue significant amounts of income and other taxes, such as federal and provincial sales, employment, and property taxes.

We have recorded significant amounts of deferred income tax liabilities and current income tax expense, and calculated these amounts based on substantively enacted income tax rates in effect at the relevant time. A legislative change in these rates could have a material effect on the amounts recorded and payable in the future.

We provide for income and indirect taxes based on all currently available information and believe that we have adequately provided for these items. The calculation of applicable taxes in many cases, however, requires significant judgment in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets, liabilities, and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

LITIGATION RISKS

SYSTEM ACCESS FEE – SASKATCHEWAN

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 FEE

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

CELLULAR DEVICES

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

OTHER CLAIMS

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

OUTCOME OF PROCEEDINGS

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

OWNERSHIP RISK

CONTROLLING SHAREHOLDER

Rogers is a family-founded, family-controlled company. Voting control of Rogers Communications Inc. is held by the Rogers Control Trust (the Trust) for the benefit of successive generations of the Rogers family. The beneficiaries of the Trust are a small group of individuals that are members of the Rogers family, several of whom are also directors of the Board. The trustee is the trust company subsidiary of a Canadian chartered bank.

As at December 31, 2017, private, Rogers family holding companies controlled by the Trust owned approximately 91% of our outstanding Class A Shares (2016 – 91%) and approximately 10% of our Class B Non-Voting Shares (2016 – 10%), or in total approximately 27% of the total shares outstanding (2016 – 27%). Only Class A Shares carry the right to vote in most circumstances. As a result, the Trust is able to elect all members of the Board and to control the vote on most matters submitted to a shareholder vote.

CONTROLS AND PROCEDURES

DISCLOSURE CONTROLS AND PROCEDURES

We conducted an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as at December 31, 2017, under the supervision and with the participation of our management, including the Chief Executive Officer and Chief Financial Officer, pursuant to Rule 13a-15 promulgated under the US Securities Exchange Act of 1934, as amended. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that our disclosure controls and procedures were effective at that date.

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MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management is responsible for establishing and maintaining adequate internal controls over financial reporting.

Our internal control system is designed to give management and the Board reasonable assurance that our financial statements are prepared and fairly presented in accordance with IFRS as issued by the IASB. The system is intended to provide reasonable assurance that transactions are authorized, assets are safeguarded, and financial records are reliable. Management also takes steps to assure the flow of information and communication is effective, and monitors performance and our internal control procedures.

Management assessed the effectiveness of our internal control over financial reporting as at December 31, 2017, based on the criteria set out in the Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and concluded that it was effective at that date. Our independent auditors, KPMG LLP, have issued an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting as of December 31, 2017. This report is included in our 2017 Audited Consolidated Financial Statements filed on SEDAR (sedar.com).

All internal control systems, however, no matter how well designed, have inherent limitations, and even systems that have been determined to be effective can only provide reasonable assurance about the preparation and presentation of financial statements.

CHANGES IN INTERNAL CONTROL OVER FINANCIAL REPORTING AND DISCLOSURE CONTROLS AND PROCEDURES

There were no changes in 2017 that materially affected, or are reasonably likely to materially affect, our internal controls over financial reporting.

We continue to implement a plan that will require modifications and additions to our existing internal control over financial reporting as a result of the upcoming transition to IFRS 15, Revenue from contracts with customers, effective for financial reports for periods beginning on or after January 1, 2018. Changes will also be required as a result of the implementation of a new revenue recognition accounting system enabling us to comply with IFRS 15. We believe these changes will represent a material change in our internal controls over financial reporting. The controls are being designed to address risks associated with the new revenue recognition requirements. We are performing pre-implementation and post- implementation reviews to ensure the system captures all data necessary and that it is designed appropriately to prevent material errors. As a result, we will modify and add to our internal control over financial reporting in 2018 as follows:

•	we will augment our risk assessment process to take into account the risks related to recognizing revenue under IFRS 15;
•	we will develop and implement controls designed to address risks associated with the five-step revenue recognition model; and
•	we will implement controls surrounding our new revenue recognition system to ensure the inputs, processes, and outputs are complete and accurate.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Regulation In Our Industry

Our business, except for the non-broadcasting operations of Media, is regulated by two groups:

•	Innovation, Science and Economic Development Canada (ISED Canada) on behalf of the Minister of Innovation, Science and Economic Development; and
•	the CRTC, under the Telecommunications Act and the Broadcasting Act (Canada) (Broadcasting Act).

Regulation relates to the following, among other things:

•	wireless spectrum and broadcasting licensing;
•	competition;
•	the cable television programming services we must, and can, distribute;
•	wireless and wireline interconnection agreements;
•	rates we can charge third parties for access to our network;
•	the resale of our networks;
•	roaming on our networks and the networks of others;
•	ownership and operation of our communications systems; and
•	our ability to acquire an interest in other communications systems.

Regulatory changes or decisions can adversely affect our consolidated results of operations.

Our costs of providing services may increase from time to time as we comply with industry or legislative initiatives to address consumer protection concerns or Internet-related issues like copyright infringement, unsolicited commercial e-mail, cybercrime, and lawful access.

Generally, our spectrum and broadcast licences are granted for a specified term and are subject to conditions for maintaining these licences. Regulators can modify these licensing conditions at any time, and they can decide not to renew a licence when it expires. If we do not comply with the conditions, a licence may be forfeited or revoked, or we may be fined.

The licences have conditions that require us, amongst other things, to comply with Canadian ownership restrictions of the applicable legislation. We are currently in compliance with these conditions. If we violate the requirements, we would be subject to various penalties, including the loss of a licence in extreme cases.

Cable, wireless, and broadcasting licences generally cannot be transferred without regulatory approval.

CANADIAN BROADCASTING AND TELECOMMUNICATIONS OPERATIONS

The CRTC is responsible for regulating and supervising all aspects of the Canadian broadcasting and telecommunications system. Our Canadian broadcasting operations – including our cable television systems, radio and television stations, and specialty services – are licensed (or operated under an exemption order) and regulated by the CRTC under the Broadcasting Act.

The CRTC is also responsible under the Telecommunications Act for the regulation of telecommunications carriers, including:

•	Wireless’ mobile voice and data operations; and
•	Cable’s Internet and telephone services.

Our cable and telecommunications retail services are not subject to price regulation, other than our affordable entry-level basic cable television service ordered by the CRTC and introduced in 2016, as the CRTC believes there is enough competition for these services provided by other carriers to protect the interests of users and has forborne from regulating them. Regulations can and do, however, affect the terms and conditions under which we offer these services.

SPECTRUM LICENCES

ISED Canada sets technical standards for telecommunications under the Radiocommunication Act (Canada) (Radiocommunication Act) and the Telecommunications Act. It licences and oversees:

•	the technical aspects of the operation of radio and television stations;
•	the frequency-related operations of cable television networks; and
•	awarding and supervising spectrum for wireless communications systems in Canada.

ROYALTIES

The Copyright Board of Canada (Copyright Board) oversees the administration of copyright royalties in Canada and establishes the royalties to be paid for the use of certain copyrighted works. It sets the copyright tariff royalties that Canadian broadcasting undertakings, including cable, radio, television, and specialty services, pay to copyright collectives.

BILLING AND CONTRACTS

Manitoba, Newfoundland and Labrador, Ontario, and Quebec have enacted consumer protection legislation for wireless, wireline, and Internet service contracts. This legislation addresses the content of such contracts, the determination of the early cancellation fees that can be charged to customers, the use of security deposits, the cancellation and renewal rights of customers, the sale of prepaid cards, and the disclosure of related costs. Rogers is also currently subject to the CRTC Wireless Code and the CRTC Television Service Provider Code of Conduct that became effective on September 1, 2017. See “CRTC Wireless Code” for more information.

FOREIGN OWNERSHIP AND CONTROL

Non-Canadians can own and control, directly or indirectly:

•	up to 33.3% of the voting shares and the related votes of a holding company that has a subsidiary operating company licenced under the Broadcasting Act, and
•	up to 20% of the voting shares and the related votes of the operating licensee company may be owned and controlled directly or indirectly by non-Canadians.

Combined, these limits can enable effective foreign control of up to 46.7%.

The chief executive officer and 80% of the members of the Board of Directors of the operating licensee must be resident Canadians. There are no restrictions on the number of non-voting shares that may be held by non-Canadians at either the holding company or the licensee company level. Neither the Canadian carrier nor its parent may be otherwise controlled in fact by non-Canadians. Subject to appeal to the federal Cabinet, the CRTC has the jurisdiction to determine as a question of fact whether a given licensee is controlled by non-Canadians.

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Pursuant to the Telecommunications Act and associated regulations, the same rules also apply to Canadian telecommunications carriers such as Wireless, except that there is no requirement that the chief executive officer be a resident Canadian. We believe we are in compliance with the foregoing foreign ownership and control requirements.

On June 29, 2012, Bill C-38 amending the Telecommunications Act passed into law. The amendments exempt telecommunications companies with less than 10% of total Canadian telecommunications market measured by revenue from foreign investment restrictions. Companies that are successful in growing their market shares in excess of 10% of total Canadian telecommunications market revenue other than by way of merger or acquisitions will continue to be exempt from the restrictions.

CRTC REVIEW OF BASIC TELECOMMUNICATIONS SERVICES

On April 9, 2015, the CRTC issued Telecom Notice of Consultation 2015-134. Through an extensive proceeding culminating with a three-week public hearing in April 2016, the CRTC examined which telecommunications services Canadians require to participate meaningfully in the digital economy and the CRTC’s role in ensuring the availability of affordable basic telecommunications services to all Canadians. The CRTC released its decisions in the proceeding on December 21, 2016 in Telecom Regulatory Policy CRTC 2016-496. The CRTC set as its universal service objective that Canadians, in urban areas as well as in rural and remote areas, have access to voice services and broadband Internet access services, on both fixed and mobile wireless networks. To measure the successful achievement of this objective, the CRTC has established several criteria, including:

•

90% of Canadian residential and business fixed broadband Internet access service subscribers should be able to access speeds of at least 50 Mbps download and 10 Mbps upload, and to subscribe to a service offering with an unlimited data allowance by 2021, with the remaining 10% of the population receiving such service by 2031; and

•	the latest generally deployed mobile wireless technology should be available not only in Canadian homes and businesses, but on as many major transportation roads as possible in Canada.

To help attain the universal service objective, the CRTC will begin to shift the focus of its regulatory frameworks from wireline voice services to broadband Internet access services. As such, the following services which form part of the universal service objective are hereby basic telecommunications services within the meaning of subsection 46.5(1) of the Telecommunications Act:

•	fixed and mobile wireless broadband Internet access services; and
•	fixed and mobile wireless voice services.

Designated high cost local voice serving areas received approximately $100 million in subsidies in 2017 collected by a 0.60% levy on wireline and wireless voice services revenue. In its decision, the CRTC determined that the current local voice subsidy will be phased out, except where reliable broadband Internet access service is unavailable, and a follow-up proceeding would occur in 2017 to establish the specifics of the phase-out of the subsidy.

To assist in extending broadband into under-served rural and remote locations, the CRTC will establish a new broadband funding mechanism. The specifics of the fund, including guiding principles,

fund design, and assessment criteria, were addressed in a follow-up proceeding during 2017. The decision on these items is anticipated in 2018. Implementation will occur thereafter with a maximum funding level of $100 million in the first year of implementation, increasing by $25 million annually over the following four years to reach an annual cap of $200 million, with the incremental increases in years four and five contingent on a review of the fund in the third year to ensure it is being managed efficiently and is achieving its intended purpose. Funds will be generated by extending a percent of revenue levy on wireline and wireless Internet and texting revenue. The CRTC noted that the revenue percent charge at the $200 million annual cap in year five would be approximately the same as the current revenue percent charge.

The CRTC also established regulatory measures to address issues related to wireless services accessibility for persons with disabilities and online tools for consumers to easily manage their data usage that were implemented in 2017.

CANADIAN ANTI-SPAM LEGISLATION

Canada’s anti-spam legislation was passed into law on December 15, 2010 and came into force on July 1, 2014, with the exception of those sections of the Act related to the unsolicited installation of computer programs or software, which came into force on January 15, 2015. A private right of action that was to come into place under the legislation effective July 1, 2017, was deferred pending further study. We believe we are in compliance with this legislation.

WIRELESS

600 MHZ SPECTRUM LICENCE BAND

On August 14, 2015, ISED Canada released a decision regarding the reallocation of spectrum licences in the 600 MHz band for mobile services. Canada will reallocate the same amount of spectrum licences as the US, following the US 600 MHz incentive auction that concluded in 2017. TV channels currently using the 600 MHz band spectrum that will be auctioned for mobile services will be given a new channel in the new allotment plan and will be provided with a minimum of 18 months to complete the transition. Certain Rogers over-the-air TV channels will need to be transitioned. Rogers participated in the written industry consultation during the fall of 2017 addressing the proposed structure of the auction outlined by ISED in its call for comments released on August 19, 2017. A decision on the structure of the auction is anticipated in 2018 with the auction likely to occur in 2019.

3.5 GHZ BAND POLICY CHANGES

In December 2014, ISED Canada released its policy changes to the 3.5 GHz spectrum band. Rogers has a 50% interest in the Inukshuk Wireless Partnership which holds (on average) between 100-175 MHz of 3.5 GHz spectrum in most major urban markets in Canada. The 3.5 GHz band will be reallocated for mobile services (it is currently only licensed for fixed wireless access in Canada). The establishment of a new band plan and licensing framework for mobile services will be the subject of a future consultation. The band will eventually be relicensed on a flexible-use basis whereby licensees will be permitted to determine the extent to which they will implement fixed and/or mobile services in the band in a given geographic area.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Until the future consultation is completed and the related decisions are released, all existing licences that will be renewed will be limited to the provision of fixed services. Licences will be renewed where licensees have satisfied all of their conditions of licence and renewed licences will have a one-year term. On completion of the consultation process and release of related decisions, renewed licensees will have a high expectation of receiving new licences for 10 or 20 years (depending on consultation outcome). Spectrum associated with existing licences that are not renewed by ISED Canada will be made available on a first-come, first-served basis using an application process.

WHOLESALE DOMESTIC WIRELESS ROAMING RATES TERMS & CONDITIONS AND RATES

On June 19, 2014, the federal government enacted legislation to cap wholesale domestic wireless roaming rates carriers can charge to one another at amounts no higher than the average rates carriers charge their own retail customers. The legislation also provided the CRTC with the power to set domestic roaming rates between carriers, regardless of the formula. The CRTC conducted a review into wireless roaming rates and the state of wireless wholesale competition with a public hearing, which concluded in early October 2014.

On May 5, 2015, the CRTC released its decision on the regulatory framework for wholesale mobile wireless services (Telecom Regulatory Policy 2015-177). The CRTC determined it is necessary to regulate the rates that Rogers Communications and two of its competitors (Bell Mobility and Telus Communications) charge other Canadian wireless carriers for domestic GSM-based wholesale roaming. The CRTC directed Rogers, Bell, and Telus to each file proposed cost-based tariffs for wholesale roaming on November 4, 2015. Pending its final determination on the proposed tariffs, the CRTC approved, on an interim basis, a maximum rate for each of GSM-based voice, text, and data wholesale roaming provided by Bell, Rogers, and Telus across their respective networks to other Canadian wireless carriers. This rate is equal to the highest rate charged by each of Rogers, Bell, and Telus to any other Canadian wireless carrier for each of GSM-based voice, text, and data wholesale roaming as of the date of the decision. These rates were replaced when the CRTC gave interim approval to the proposed cost-based tariffs filed by the carriers on December 3, 2015 and made these interim rates effective November 23, 2015. The CRTC process to establish final rates remains underway.

The CRTC further determined that it is not appropriate to mandate wholesale MVNO access.

Finally, the CRTC determined that the regulatory measures established in the decision would remain in place for a minimum of five years, during which time the CRTC will monitor competitive conditions in the mobile wireless market.

On July 20, 2017, prompted by Order in Council P.C. 2017-0557, the CRTC initiated a proceeding (Telecom Notice of Consultation CRTC 2017-259, Reconsideration of Telecom Decision 2017-56 regarding final terms and conditions for wholesale mobile wireless roaming service) to reconsider its earlier decision maintaining the integrity of domestic roaming agreements and instead consider expanding the scope of the wholesale roaming regime to explore innovative business models and technological solutions that could result in more meaningful choices for Canadian consumers, especially those with low incomes. The specific issue is to reconsider the exclusion of public Wi-Fi networks from the definition of ‘home network’ that disqualifies such networks from roaming rights. The proceeding is to consider whether the impact on investment could be mitigated by imposing conditions, such as ensuring that roaming by customers of providers who offer service primarily over Wi-Fi would be incidental rather than permanent by, for example, limiting roaming in amount, subjecting roaming services to a different tariffed wholesale rate, or both. The reconsideration is to be completed no later than March 31, 2018. Rogers submitted its comments and reply comments in the proceeding on September 8, 2017 and December 1, 2017, respectively.

TRANSFERS, DIVISIONS, AND SUBORDINATE LICENSING OF SPECTRUM LICENCES

In June 2013, ISED Canada released Framework Relating to Transfers, Divisions and Subordinate Licensing of Spectrum Licences for Commercial Mobile Spectrum. The Framework lays out the criteria ISED Canada will consider and the processes it will use when it reviews spectrum licence transfers, including prospective transfers that could arise from purchase or sale options and other agreements. Key items to note are that:

•

ISED Canada will review all spectrum transfer requests, and will not allow any that result in “undue spectrum concentration” and reduced competition. Decisions will be made on a case-by-case basis and will be issued publicly to increase transparency; and

•

licensees must ask for a review within 15 days of entering into any agreement that could lead to a prospective transfer. ISED Canada will review the agreement as though the licence transfer that could arise from it has been made.

CRTC WIRELESS CODE

In June 2013, the CRTC issued its Wireless Code. The Wireless Code imposes several obligations on wireless carriers, including maximum contract term length, roaming bill caps, device unlocking requirements, and contract summaries. It also lays out the rules for device subsidies and early cancellation fees. Under the code, if a customer cancels a contract early, carriers can only charge the outstanding balance of the device subsidy they received, which decreases by an equal amount every month over no more than 24 months. This effectively makes the maximum contract length two years.

The CRTC committed to a review of the Wireless Code’s effectiveness within three years of its implementation. In Telecom Notice of Consultation CRTC 2016-293, released on July 28, 2016, the CRTC called for comments on the effectiveness of the Wireless Code and how the Wireless Code should be updated to reflect the evolution of the wireless market since the Wireless Code’s implementation. An oral hearing began on February 6, 2017.

On June 15, 2017, the CRTC released its decision on the three-year review of the CRTC Wireless Code of Conduct that came into effect in December 2013 (Telecom Regulatory Policy CRTC 2017-200). The CRTC determined that as of December 1, 2017, all individual and small business wireless service customers will have the right to have their cellular phones and other mobile devices unlocked, free of charge, upon request. In addition, all newly purchased devices must be provided unlocked from that day forward. The CRTC also

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determined that for family or shared plans (multi-line plans), the account holder must, by default, be the one who consents to data overage and data roaming charges beyond the established caps ($50 and $100 per month, respectively). Wireless service providers may, however, allow account holders to authorize other users on a family or shared plan to consent to additional charges. The CRTC also made clear that in all instances, the caps apply on a per account basis, regardless of the number of devices, for multi-line plans and individual lines on the account.

TOWER SHARING POLICY

In March 2013, ISED Canada released Revised Frameworks for Mandatory Roaming and Antenna Tower and Site Sharing, concluding a consultation initiated in 2012. It sets out the current rules for tower and site sharing, among other things. The key terms of the tower and site sharing rules are:

•	all holders of spectrum licences, radio licences, and broadcasting certificates must share towers and antenna sites, where technically feasible, at commercial rates; and
•	the timeframe for negotiating agreements is 60 days, after which arbitration according to ISED Canada arbitration rules will begin.

In Telecom Regulatory Policy 2015-177, released in May 2015, the CRTC determined that it would not mandate or require general wholesale tariffs for tower and site sharing. At the same time, it determined that its existing powers and processes are sufficient to address tower and site sharing disputes related to rates, terms, and conditions. As a result, carriers may use the arbitration process established by ISED Canada, or they may request the CRTC to intervene in the event that tower and site sharing negotiations fail.

CABLE

DIFFERENTIAL PRICING RELATED TO INTERNET DATA PLANS

On May 18, 2016, the CRTC initiated a proceeding (Telecom Notice of Consultation CRTC 2016-192) to examine the policy issues surrounding the use of differential pricing practices by Canadian ISPs (i.e., zero-rating or discounting of retail Internet data traffic by Canadian Internet service providers) related to the provision of Internet data plans. This proceeding stems from an application made by several parties concerning the pricing practices used by Videotron when offering its Unlimited Music service to its mobile wireless customers. The oral hearing commenced the week of October 31, 2016 and concluded on November 4, 2016.

On April 20, 2017, the CRTC released its decision in the consultation. In its decision (Telecom Regulatory Policy CRTC 2017-104), the CRTC set out the evaluation criteria it will apply to determine whether a specific differential pricing practice complies with subsection 27(2) of the Telecommunications Act on a case-by-case basis, as follows:

•	the degree to which the treatment of data is agnostic (i.e., data is treated equally regardless of its source or nature);
•	whether the offering is exclusive to certain customers or certain content providers;
•	the impact on Internet openness and innovation; and
•	whether there is financial compensation involved.

Of these criteria, the degree to which data is treated agnostically will generally carry the most weight. The overriding expectation is that all content and applications will be treated in a neutral manner. Zero-rating of account management functions (e.g., monitoring of Internet data usage or the payment of bills online) will generally be permitted.

WHOLESALE INTERNET COSTING AND PRICING

On March 31, 2016, the CRTC released its decision on the review of costing inputs and the application process for existing wholesale high-speed access services that provide for a single provincial point of interconnection, but which are not available over FTTH access facilities (Telecom Decision CRTC 2016-117). The CRTC determined that wholesale telecom rates paid by competitive telecom providers were no longer appropriate, and required all wholesale high-speed access service providers to file new cost studies with proposed rates for final approval. The CRTC further determined that all wholesale Internet rates that were currently approved were to be made interim as of the date of the decision. The CRTC will assess the extent to which, if at all, retroactivity will apply when new cost studies are submitted in support of revised wholesale high-speed access service rates. On June 30, 2016, we filed our new cost studies with the CRTC, which detail our proposed rates.

On October 6, 2016, the CRTC issued Telecom Order 2016-396, significantly reducing existing interim rates for the capacity charge tariff component of wholesale high-speed access service pending approval of final rates. The interim rate reductions took effect immediately. The CRTC will assess the extent to which, if at all, retroactivity will apply when wholesale high-speed access service rates are set on a final basis. Information was filed on October 30, 2017 with additional process to follow. A decision is anticipated in 2018.

CRTC REVIEW OF WHOLESALE WIRELINE TELECOMMUNICATIONS SERVICES

In October 2013, the CRTC initiated its planned review of the telecommunications essential services rulings it released in March 2008. The review determined which wireline services, and under what terms and conditions, facilities-based telecommunications carriers must make available to other telecommunications service providers, such as resellers. Extensive submissions were filed during 2014 leading to a two-week public hearing that concluded on December 4, 2014.

On July 22, 2015, the CRTC released its decision on the regulatory framework for wholesale wireline services (Telecom Regulatory Policy 2015-326). The CRTC determined that wholesale high-speed access services, which are used to support retail competition for services, such as local phone, television, and Internet access, would continue to be mandated. The provision of provincially aggregated services, however, would no longer be mandated and would be phased out in conjunction with the implementation of a disaggregated service with connections at telephone company central offices and cable company head-ends. The requirement to implement disaggregated wholesale high-speed access services will include making them available over FTTH access facilities. Regulated rates will continue to be based on long-run increment cost studies.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

On September 20, 2016, the CRTC released a follow-up decision (Telecom Decision CRTC 2016-379) to Telecom Regulatory Policy 2015-326, addressing the technical implementation of new, disaggregated, high-speed access TPIA, a service that will provide access to FTTH facilities as ordered in the CRTC’s July 22, 2015 ruling. The decision is consistent with the positions submitted by Rogers in our filings. Proposed tariffs and supporting cost studies for the new service were filed on January 9, 2017. Further information was filed on October 30, 2017 with additional process to follow. A decision is anticipated in 2018.

CRTC REVIEW OF LOCAL AND COMMUNITY PROGRAMMING

On September 14, 2015, the CRTC announced a proceeding to review the policy framework for local and community programming (Broadcasting Notice of Consultation 2015-421). Comments were due October 29, 2015 and an oral hearing concluded on February 3, 2016. On June 15, 2016, the CRTC released its decision regarding local and community television policy (Broadcasting Regulatory Policy CRTC 2016-224). The CRTC created a new model for BDU contributions to Canadian programming that took effect on September 1, 2017. Annual contributions will remain at 5% of annual gross broadcasting revenues; however, of that amount, in all licensed cable systems, up to 1.5% (rather than the previous 2%) can be used to fund community channel programming. Of this revenue, 0.3% must now go to a newly-created Independent Local News Fund for independently-owned local TV stations, and the remaining funding will continue to go to the Canada Media Fund and independent production funds. This decision provides the flexibility for BDUs that operate community channels in large markets (Montreal, Toronto, Edmonton, Calgary, and Vancouver) to now direct their community channel revenues from those markets to fund either community channel programming in smaller markets, or to fund local news on TV stations (such as City, in the case of Rogers). Rogers has closed its Toronto community channels and redirected these revenues.

TELEVISION SERVICES DISTRIBUTION

On October 24, 2013, the CRTC launched a broad-based public consultation (Let’s Talk TV) on the subject of television. The consultation covered three broad themes, asking what consumers think about:

•	the television programming available to them;
•	the reception of television programming from service providers and other sources; and
•	whether they have enough information to make informed choices and seek solutions if they are not satisfied.

In November 2014, the CRTC released its first decision arising from the Let’s Talk TV hearing ordering the elimination of the 30-day cancellation provision for cable, Internet, and phone services, effective January 23, 2015.

On January 29, 2015, the CRTC released decisions requiring local stations to continue over-the-air transmission under the same regulatory regime currently in place and maintaining simultaneous substitution requirements, except for the NFL Super Bowl, beginning in 2017. In a related decision released the same day, the CRTC found that it would be an undue preference under the

Telecommunications Act for a vertically integrated company that offers a Mobile TV service to exempt this service from standard monthly wireless data caps and usage charges generally applicable to its wireless service.

On March 19, 2015, the CRTC released the third of its decisions related to its Let’s Talk TV proceeding. The CRTC ordered distributors to offer customers an option for a small basic service consisting only of Canadian local channels (local radio is optional), national mandatory services, community and provincial legislature channels, and, should they wish, US 4+1 networks beginning March 1, 2016. The retail rate for this entry-level service will be capped at $25 per month (excluding equipment). The CRTC adopted phased-in requirements for selling channels to customers “à la carte” and as part of “pick-packs”. All channels above the basic tier must be offered on an à la carte basis or in smaller, reasonably priced packages by March 1, 2016. By December 1, 2016, they must be offered in both forms. As a BDU, we will be permitted to continue to offer our existing basic service and programming packages. The CRTC will also revise its existing “preponderance” rule so that consumers will have to be offered, but will not have to receive, a majority of Canadian services.

The CRTC also proposed several changes to the Wholesale Code (formerly the Vertical Integration (VI) Code) addressing, amongst other matters, penetration-based rate cards and minimum guarantees. All licensed programmers and BDUs will be required to comply with the Wholesale Code, which came into effect on January 22, 2016.

The March 19 decision also addressed rules for distribution of foreign services authorized for distribution in Canada, including requirements that foreign services make their channels available “à la carte” and in “pick-packs” or in smaller pre-assembled packages and abide by the Wholesale Code. Access rules for VI-owned services and independent services, channel packaging, and buy-through rules for multicultural services were also addressed.

On March 26, 2015, in the final decision related to Let’s Talk TV, the CRTC announced plans to establish a Television Service Provider (TVSP) Code of Conduct to govern certain aspects of the relationship between TVSPs and their customers as well as to allow consumers to complain to the Commissioner for Complaints for Telecommunications Services about their providers. On January 8, 2016, the CRTC issued the final version of the TVSP Code, which came into effect on September 1, 2017. Upon launch of the TVSP Code, the Commissioner for Complaints for Telecommunications Services changed its name to Commission for Complaints for Telecom-television Services (CCTS). This decision also introduced new requirements related to the provision of service to persons with disabilities for both BDUs and broadcasters.

On March 1, 2016, the first phase of the CRTC’s small basic $25 per month (excluding equipment) television service mandate came into effect. Effective March 1, 2016, we offer a small basic service consisting of Canadian local channels, national mandatory services, community and provincial legislature channels, and the US 4+1 networks. We also offer smaller, reasonably priced packages of specialty and premium channels. On December 1, 2016, we began offering all specialty and premium channels on an “à la carte” basis as well.

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On May 24, 2016, the CRTC released a notice of consultation (Broadcasting Notice of Consultation CRTC 2016-197) stating that a hearing will be held in consideration of the license renewal applications of BDUs, including Rogers. The hearing, which commenced on September 7, 2016, reviewed the practices of all BDU licensees in regard to the small basic service and flexible packaging requirements described above that came into effect on March 1, 2016.

On November 21, 2016, the CRTC released Broadcasting Decision CRTC 2016-458, renewing Rogers’ BDU licences from December 1, 2016 to November 30, 2017. In the decision, the CRTC established what it called a set of best practices for BDUs that serve to promote choice for Canadians and stated that it would monitor all of these practices, including how BDUs promote and offer the small basic service and pick-and-pay and small package options, and will take any necessary remedial action when it examines the renewal of the licenses for BDUs again in 2017 for a full renewal term. Prior to the 2017 license renewal hearing that occurred in October, Rogers’ cable license received an administrative extension to May 31, 2018. A decision on the full 7-year term renewal is anticipated in early 2018.

MEDIA

COPYRIGHT RETRANSMISSION OF DISTANT SIGNALS

Pursuant to section 31(2) of the Copyright Act, television service providers are permitted to retransmit programming within distant over-the-air television signals as part of a compulsory licensing regime. Rates for the distribution of the programming are established through negotiation or set by the Copyright Board. Distributors and content providers were unable to agree on a new rate for the distribution of distant signals after the expiration of the current agreement in 2013. A proceeding was initiated by the Copyright Board, which began on November 23, 2015. The proceeding continued into 2016 and 2017 with a decision expected in 2018.

The Collectives (content providers) have proposed a royalty rate that is approximately double the current rate, which, if certified, would have a significant financial impact on Rogers with additional costs of approximately $30 million per year.

LICENCE RENEWALS

In a proceeding initiated by Broadcasting Notice of Consultation CRTC 2016-225 released June 15, 2016, Rogers sought renewal of our group-based licences (six City over-the-air English stations, Sportsnet 360, VICELAND, G4Tech, Outdoor Life, FX, and FXX), our five over-the-air ethnic OMNI television licences, and our mainstream sports licences (Sportsnet and Sportsnet One). We also sought approval of an application seeking a new licence to operate a discretionary service called OMNI Regional, which would operate pursuant to a section 9(1)(h) order granting it mandatory carriage on the basic service with a regulated affiliation fee. An oral hearing was held during the week of November 28, 2016, a final written reply was filed on January 9, 2017.

On May 18, 2017, the CRTC released Broadcasting Decision CRTC 2017-151, approving five-year renewals of our group-based licences (six City over-the-air English stations, Sportsnet 360, VICELAND, G4Tech, Outdoor Life, FX, and FXX). Five-year licence renewals were also approved for our mainstream sports services licences (Sportsnet and Sportsnet One) and our on-demand service (Rogers on Demand). To coincide with the expiry date of the broadcasting licence for our new discretionary service, OMNI Regional, discussed below, the broadcasting licences for our five over-the-air ethnic OMNI television licences were renewed for a three-year period in this Broadcasting Decision.

In Broadcasting Decision CRTC 2017-152, released the same day, the CRTC also approved our application seeking a new licence to operate a discretionary service called OMNI Regional, which would operate pursuant to a section 9(1)(h) order, granting it mandatory carriage on the basic service with a regulated affiliation fee of $0.12/subscriber/month for a three-year term. The CRTC further issued a call (Broadcasting Notice of Consultation 2017-154) for competing applications to determine whether OMNI should retain its 9(1)(h) designation after three years or whether the designation should be granted to another applicant.

On August 14, 2017, the Governor in Council, on the advice of the Minister of Canadian Heritage through Order in Council P.C. 2017-1060, directed the CRTC to reconsider its group licence renewal decisions issued May 15, 2017 for large television broadcasters that, among other changes, lowered the amount that some major broadcasters must spend on Programs of National Interest. The CRTC is to “consider how it can be ensured that significant contributions are made to the creation and presentation of programs of national interest, music programming, short films, and short-form documentaries.” Rogers and other broadcasters filed their submissions in the reconsideration proceeding on October 31, 2017. Reply comments were filed on February 2, 2018, after which the CRTC will render a decision.

CRTC PROCEEDING ON FUTURE PROGRAMMING DISTRIBUTION MODELS

On October 12, 2017, prompted by Order in Council P.C. 2017-1195, the CRTC initiated a proceeding (Broadcasting Notice of Consultation CRTC 2017-359, Call for comments on the Governor in Council’s request for a report on future programming distribution models) to report on the distribution model or models of programming that are likely to exist in the future; how and through whom Canadians will access that programming; and the extent to which these models will ensure a vibrant domestic market that is capable of supporting the continued creation, production, and distribution of Canadian programming, in both official languages, including original entertainment and information programming. The report is due no later than June 1, 2018. Rogers filed its Phase I and Phase II submissions on December 1, 2017 and February 13, 2018, respectively.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Other Information

ACCOUNTING POLICIES

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Management makes judgments, estimates, and assumptions that affect how accounting policies are applied, the amounts we report in assets, liabilities, revenue, and expenses, and our related disclosure about contingent assets and liabilities. Significant changes in our assumptions, including those related to our future business plans and cash flows, could materially change the amounts we record. Actual results could be different from these estimates.

These estimates are critical to our business operations and understanding our results of operations. We may need to use additional judgment because of the sensitivity of the methods and assumptions used in determining the asset, liability, revenue, and expense amounts.

ESTIMATES

FAIR VALUE

We use estimates to determine the fair value of assets acquired and liabilities assumed in an acquisition, using the best available information, including information from financial markets. These estimates include key assumptions such as discount rates, attrition rates, and terminal growth rates for performing discounted cash flow analyses.

USEFUL LIVES

We depreciate the cost of property, plant and equipment over their estimated useful lives by considering industry trends and company-specific factors, including changing technologies and expectations for the in-service period of certain assets at the time. We reassess our estimates of useful lives annually, or when circumstances change, to ensure they match the anticipated life of the technology from a revenue-producing perspective. If technological change happens more quickly, or in a different way, than anticipated, we might have to reduce the estimated life of property, plant and equipment, which could result in a higher depreciation expense in future periods or an impairment charge to write down the value. We monitor and review our depreciation rates and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

CAPITALIZING DIRECT LABOUR, OVERHEAD, AND INTEREST

Certain direct labour, overhead, and interest costs associated with the acquisition, construction, development, or improvement of our networks are capitalized to property, plant and equipment. The capitalized amounts are calculated based on estimated costs of projects that are capital in nature, and are generally based on a per-hour rate. In addition, interest costs are capitalized during development and construction of certain property, plant and equipment. Capitalized amounts increase the cost of the asset and result in a higher depreciation expense in future periods.

IMPAIRMENT OF ASSETS

Indefinite-life intangible assets (including goodwill and spectrum and/or broadcast licences) are assessed for impairment on an annual basis, or more often if events or circumstances warrant, and finite-life assets (including property, plant and equipment and other intangible assets) are assessed for impairment if events or circumstances warrant. The recoverable amount of a cash generating unit (CGU) involves significant estimates such as future cash flows, terminal growth rates, and discount rates. If key estimates differ unfavourably in the future, we could experience impairment charges that could decrease net income.

FINANCIAL INSTRUMENTS

The fair values of our derivatives are recorded using an estimated credit-adjusted mark-to-market valuation. If the derivatives are in an asset position (i.e. the counterparty owes Rogers), the credit spread for the bank counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value. If the derivatives are in a liability position (i.e. Rogers owes the counterparty), our credit spread is added to the risk-free discount rate. The estimated credit-adjusted value of derivatives requires assessment of the credit risk of the parties to the instruments and the instruments’ discount rates.

For all derivative instruments where hedge accounting is applied, we are required to ensure that the hedging relationships meet hedge effectiveness criteria both retrospectively and prospectively. Hedge effectiveness testing requires the use of both judgments and estimates.

PENSION BENEFITS

When we account for defined benefit pension plans, assumptions are made in determining the valuation of benefit obligations. Assumptions and estimates include the discount rate, the rate of future compensation increase, and the mortality rate. Changes to these primary assumptions and estimates would affect the pension expense, pension asset and liability, and other comprehensive income. Changes in economic conditions, including financial markets and interest rates, may also have an impact on our pension plan, as there is no assurance that the plan will be able to earn the assumed rate of return. Market-driven changes may also result in changes in the discount rates and other variables that could require us to make contributions in the future that differ significantly from the current contributions and assumptions incorporated into the actuarial valuation process.

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Below is a summary of the effect an increase or decrease in the primary assumptions and estimates would have had on our accrued benefit obligation and pension expense for 2017.

(In millions of dollars)	Increase (decrease) in accrued benefit obligation	Increase (decrease) in pension expense
Discount rate
Impact of 0.5% increase	(207)	(25)
Impact of 0.5% decrease	237	27
Rate of future compensation increase
Impact of 0.25% increase	21	4
Impact of 0.25% decrease	(21)	(4)
Mortality rate
Impact of 1 year increase	49	6
Impact of 1 year decrease	(52)	(6)

STOCK-BASED COMPENSATION

Stock option plans

Our employee stock option plans attach cash-settled share appreciation rights (SARs) to all new and previously granted options. The SAR feature allows the option holder to elect to receive a cash payment equal to the intrinsic value of the option, instead of exercising the option and acquiring Class B Non-Voting Shares.

We measure stock-based compensation to employees at fair value. We determine the fair value of options using our Class B Non-Voting Share price and option pricing models, and record all outstanding stock options as liabilities. The liability is marked to market each period and is amortized to expense using a graded vesting approach over the period during which employee services are rendered, or over the period to the date an employee is eligible to retire, whichever is shorter. The expense in each period is affected by the change in the price of our Class B Non-Voting Shares during the period.

Restricted share unit and deferred share unit plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

JUDGMENTS

USEFUL LIVES AND DEPRECIATION AND AMORTIZATION METHODS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

We amortize the cost of intangible assets with finite lives over their estimated useful lives. We review their useful lives, residual values, and the amortization methods at least once a year.

We do not amortize intangible assets with indefinite lives (spectrum, broadcast licences, and certain brand names) as there is no foreseeable limit to the period over which these assets are expected to generate net cash inflows for us. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods for amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

IMPAIRMENT OF ASSETS

We make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing. The allocation of goodwill involves considerable management judgment in determining the CGUs (or groups of CGUs) that are expected to benefit from the synergies of a business combination. A CGU is the smallest identifiable group of assets that generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. Goodwill and indefinite-life intangible assets are allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which is not higher than an operating segment.

SEGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and to assess component performance, and for which discrete financial information is available. We intend to redefine our reporting segments effective January 1, 2018. See “Understanding Our Business”.

HEDGE ACCOUNTING

We make significant judgments in determining whether our financial instruments qualify for hedge accounting, including assumptions for effectiveness valuation models.

INCOME TAXES AND OTHER TAXES

We accrue income and other tax provisions based on information currently available in each of the jurisdictions in which we operate. While we believe we have paid and provided for adequate amounts of tax, our business is complex and significant judgment is required in interpreting how tax legislation and regulations apply to us. Our tax filings are subject to audit by the relevant government revenue authorities and the results of the government audit could materially change the amount of our actual income tax expense, income tax payable or receivable, other taxes payable or

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MANAGEMENT’S DISCUSSION AND ANALYSIS

receivable, and deferred income tax assets and liabilities and could, in certain circumstances, result in the assessment of interest and penalties.

CONTINGENCIES

Considerable judgment is involved in the determination of contingent liabilities. Our judgment is based on information currently known to us, and the probability of the ultimate resolution of the contingencies. If it becomes probable that a contingent liability will result in an outflow of economic resources, we will record a provision in the period the change in probability occurs. The amount of the loss involves judgment based on information available at that time. Any provision recognized for a contingent liability could be material to our consolidated financial position and results of operations.

ONEROUS CONTRACTS

Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

TRANSACTIONS WITH RELATED PARTIES

We have entered into certain transactions in the normal course of business with related parties in which we have an equity interest. The amounts received from or paid to these parties were as follows:

	Years ended December 31
(In millions of dollars)	2017	2016	% Chg
Revenue	74	50	48%
Purchases	198	189	5%

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These Directors are:

•	the non-executive chairman of a law firm that provides a portion of the Company’s legal services; and
•	the chairman of a company that provides printing services to the Company.

	Years ended December 31
(In millions of dollars)	2017	2016
Printing and legal services	17	27

In addition, during the year ended December 31, 2016, we announced a strategic change across our publishing business such that we will focus on digital content through the Internet and mobile applications. As a result, we sold select publishing titles to the aforementioned printing services company for $5 million.

We have also entered into certain transactions with our controlling shareholder and companies it controls. These transactions are subject to formal agreements approved by the Audit and Risk Committee. Total amounts paid to these related parties generally reflect the charges to Rogers for occasional business use of aircraft, net of other administrative services, and were less than $1 million for each of 2017 and 2016.

These transactions are measured at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month from the date of the transaction.

NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2017

We adopted the following IFRS amendments in 2017. They did not have a material effect on our financial statements.

•

Amendments to IAS 7, Statement of Cash Flows, requiring entities to provide additional disclosures that enable financial statement users to evaluate cash flow and non-cash changes in liabilities arising from financing activities.

•	Amendments to IAS 12, Income Taxes, clarifying the requirements for deferred tax assets for unrealized losses on debt instruments.
•

Amendments to IFRS 12, Disclosure of Interests in Other Entities, clarifying the required disclosures regarding an entity’s interest in subsidiaries, joint arrangements, and associates that are held for sale, held for distribution, or classified as discontinued operations.

RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standards that will become effective in a future year and will have an impact on our consolidated financial statements in future periods.

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS (IFRS 15)

Effective January 1, 2018, we will adopt IFRS 15. Our first quarter 2018 interim financial statements will be our first financial statements issued in accordance with IFRS 15. IFRS 15 supersedes current accounting standards for revenue, including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract; and
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

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The application of this new standard will have significant impacts on our reported Wireless results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue is affected because, at contract inception, IFRS 15 requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. This will most significantly affect our Wireless arrangements that bundle equipment and service together into monthly service fees, which will result in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts. We do not expect the application of IFRS 15 to affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Currently, such costs are expensed as incurred.

In addition, new assets and liabilities will be recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset and contract liability will be recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

Significant judgment is needed to define the enforceable rights and obligations of a contract and to determine when the customer obtains control of the distinct good or service.

We plan to retrospectively apply IFRS 15 to all contracts that are not complete on the date of initial application. We have made a policy choice to restate each prior period presented and will recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity as at January 1, 2017, subject to certain practical expedients we adopted.

We have implemented a new revenue recognition system to enable us to comply with the requirements of IFRS 15, including appropriately allocating revenue between different performance obligations within individual contracts for certain revenue streams. We have had detailed data validation processes in place throughout the transition work period to implement IFRS 15.

We have a team dedicated to ensuring our compliance with IFRS 15. This team was responsible for determining system requirements, ensuring our data collection was appropriate, and communicating the upcoming changes with various stakeholders. In addition, this team assisted in the development of new internal controls that will help ensure our new revenue recognition system operates as intended and the related results are complete and accurate.

EFFECT OF TRANSITION TO IFRS 15

Below is a summary of the estimated effect of transition to IFRS 15 on our key financial information for the year ended December 31, 2017, all of which pertains to our Wireless segment. Only metrics that are impacted by the IFRS 15 conversion are presented.

	Year ended December 31
(In billions of dollars)	2017	Estimated effect of transition [1]	2017 subsequent to transition [2]

Consolidated
Total revenue	14.1	0.2	14.3
Total service revenue [3]	13.6	(1.0)	12.6
Adjusted operating profit [4]	5.4	0.2	5.6

Net income	1.7	0.2	1.9
Adjusted net income [4]	1.8	0.2	2.0

Wireless
Service revenue	7.8	(1.0)	6.8
Equipment revenue	0.6	1.2	1.8

Operating expenses	4.8	***	4.8
Adjusted operating profit	3.6	0.2	3.8

***	Amounts less than $0.1 billion; these amounts have been excluded from subtotals.
[1]	Excludes estimated effects of transition of less than $0.1 billion.
[2]	As a result of IFRS 15 being adopted effective January 1, 2018, we will retrospectively amend our 2017 results in our fiscal 2018 financial filings.
[3]	As defined. See “Key Performance Indicators”.
[4]

Adjusted operating profit and adjusted net income are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

As a result of the estimated effect of transition to IFRS 15, the following key financial metrics from our Consolidated Statements of Financial Position as at December 31, 2017 will be affected:

	As at December 31
(In billions of dollars)	2017	Estimated effect of transition [1]	2017 subsequent to transition [2]

Consolidated
Total assets	28.9	1.5	30.4
Total liabilities	22.5	0.5	23.0
Shareholders’ equity	6.4	1.0	7.4

[1]	Excludes estimated effects of transition of less than $0.1 billion.
[2]	As a result of IFRS 15 being adopted effective January 1, 2018, we will retrospectively amend our 2017 results in our fiscal 2018 financial filings.

The estimated effect discussed above should be read in conjunction with note 2(g) of our 2017 Annual Audited Consolidated Financial Statements.

Free cash flow subsequent to transition

We do not expect the application of IFRS 15 to affect our free cash flow; however, we will amend our definition of free cash flow to include the net change in contract asset and deferred commission cost asset balances.

Key performance indicators subsequent to transition

We plan to begin disclosing blended average billings per user (ABPU) as one of our key performance indicators in the first quarter of 2018. We will use blended ABPU as a measure that approximates the average amount we invoice an individual subscriber on a monthly basis. This measure will be similar to blended ARPU under current results. Blended ABPU will help us identify trends and measure our success in attracting and retaining higher value subscribers. We will calculate blended ABPU by dividing the sum of service revenue and the transfers from contract assets to receivables by the average total number of Wireless subscribers for the same period.

IFRS 9, FINANCIAL INSTRUMENTS (IFRS 9)

Effective January 1, 2018, we will adopt IFRS 9. Our first quarter 2018 interim financial statements will be our first financial statements issued in accordance with IFRS 9. In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. We have made a policy choice to adopt IFRS 9 on a retrospective basis; however, our 2017 comparatives will not be restated because it is not possible to do so without the use of hindsight.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI), and fair value through profit and loss (FVTPL). Under IFRS 9, we will irrevocably elect to present subsequent changes in the fair value of our equity investments that are neither held-for-trading nor contingent consideration arising from a business combination in other comprehensive income (FVTOCI with no reclassification to net income). For these equity investments, any impairment on the instrument will be recorded in other comprehensive income, and cumulative gains or losses in other comprehensive income will not be reclassified into net income on disposal.

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. A portion of our trade receivables require an incremental loss allowance in order to comply with the requirements of IFRS 9; as a result, we will recognize a $4 million decrease to accounts receivable and a corresponding decrease to retained earnings within shareholders’ equity, effective January 1, 2018. In addition, the expected loss allowance using the lifetime credit loss approach will be applied to contract assets under IFRS 15. There is no significant effect on the carrying value of our other financial instruments under IFRS 9 related to this new requirement.

The new hedge accounting guidance aligns hedge accounting more closely with an entity’s risk management strategies. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship, primarily from a qualitative standpoint. This is not expected to have an effect on our reported results and will simplify our application of effectiveness tests going forward.

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Below is a summary showing the classification and measurement bases of our financial instruments as at January 1, 2018 as a result of adopting IFRS 9 (along with a comparison to IAS 39).

Financial instrument	IAS 39	IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Investments	Available-for-sale [1]	FVTOCI with no reclassification to net income
Financial liabilities
Bank advances	Other financial liabilities	Amortized cost
Short-term borrowings	Other financial liabilities [2]	Amortized cost
Accounts payable	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities [2]	Amortized cost
Derivatives [3]
Debt derivatives [4]	Held-for-trading	FVTOCI and FVTPL
Bond forwards	Held-for-trading	FVTOCI
Expenditure derivatives	Held-for-trading	FVTOCI
Equity derivatives	Held-for-trading [5]	FVTPL

[1]

Subsequently measured at fair value with changes recognized in other comprehensive income. The net change subsequent to initial recognition, in the case of investments, is reclassified into net income upon disposal of the investment or when the investment becomes impaired.

[2]	Subsequently measured at amortized cost using the effective interest method.
[3]

The derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[4]

Debt derivatives related to our senior notes and debentures have been designated as hedges for accounting purposes and will be classified as fair value through other comprehensive income (FVTOCI). Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and will be classified as fair value through profit and loss (FVTPL).

[5]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

IFRS 16, LEASES (IFRS 16)

In January 2016, the IASB issued the final publication of the IFRS 16 standard, which will supersede the current IAS 17, Leases (IAS 17) standard. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

The standard is effective for annual periods beginning on or after January 1, 2019. We have the option to either:

•	apply IFRS 16 with full retrospective effect; or
•	recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application.

We believe that, as a result of adopting IFRS 16, we will recognize a significant increase to both assets and liabilities, as we will be required to record a right-of-use asset and a corresponding lease liability on our Consolidated Statements of Financial Position, as well as a decrease to operating costs, an increase to finance costs (due to accretion of the lease liability), and an increase to depreciation and amortization (due to depreciation of the right-of-use asset).

We have a team engaged to ensuring our compliance with IFRS 16. This team has been responsible for determining process requirements, ensuring our data collection is appropriate, and communicating the upcoming changes with various stakeholders. In addition, this team is assisting in the development of new internal controls that will help ensure the system runs as intended and the related results are accurate.

We are implementing a process that will enable us to comply with the requirements of IFRS 16 on a lease-by-lease basis. We expect to begin a parallel run under both IAS 17 and IFRS 16 using this system in 2018. We will have detailed data validation processes that will continue throughout the course of 2018. As a result, we are continuing to assess the effect of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its effect. We expect to disclose the estimated financial effects of the adoption of IFRS 16 in our 2018 consolidated financial statements.

KEY PERFORMANCE INDICATORS

We measure the success of our strategy using a number of key performance indicators, which are outlined below. We believe these key performance indicators allow us to appropriately measure our performance against our operating strategy as well as against the results of our peers and competitors. The following key performance indicators are not measurements in accordance with IFRS and should not be considered alternatives to net income or any other measure of performance under IFRS.

TOTAL SERVICE REVENUE

We use total service revenue to measure our core business performance from the provision of services to our customers separate from revenue from the sale of equipment we have acquired from device manufacturers and resold. Included in this metric is our retail revenue from TSC and the Toronto Blue Jays, which are also core to our business. We calculate total service revenue by subtracting equipment revenue from total revenue.

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MANAGEMENT’S DISCUSSION AND ANALYSIS

SUBSCRIBER COUNT

We determine the number of subscribers to our services based on active subscribers. When subscribers are deactivated, either voluntarily or involuntarily for non-payment, they are considered deactivations in the period the services are discontinued.

Wireless

•	A wireless subscriber is represented by each identifiable telephone number.
•

We report wireless subscribers in two categories: postpaid and prepaid. Postpaid and prepaid include voice-only subscribers, data-only subscribers, and subscribers with service plans integrating both voice and data.

•	Usage and overage charges for postpaid subscribers are billed a month in arrears. Prepaid subscribers cannot incur usage and/or overage charges in excess of their plan limits or account balance.
•	Wireless prepaid subscribers are considered active for a period of 180 days from the date of their last revenue-generating usage.

Cable

•	Cable Television and Internet subscribers are represented by a dwelling unit; Cable Phone subscribers are represented by line counts.
•

When there is more than one unit in one dwelling, such as an apartment building, each tenant with cable service is counted as an individual subscriber, whether the service is invoiced separately or included in the tenant’s rent. Institutional units, like hospitals or hotels, are each considered one subscriber.

•	Cable Television, Internet, and Phone subscribers include only those subscribers who have service installed and operating, and who are being billed accordingly.

SUBSCRIBER CHURN

Subscriber churn (churn) is a measure of the number of subscribers that deactivated during a period as a percentage of the total subscriber base, usually calculated on a monthly basis. Subscriber churn measures our success in retaining our subscribers. We calculate it by dividing the number of Wireless subscribers that deactivated (usually in a month) by the aggregate numbers of subscribers at the beginning of the period. When used or reported for a period greater than one month, subscriber churn represents the sum of the number of subscribers deactivating for each period incurred divided by the sum of the aggregate number of subscribers at the beginning of each period incurred.

POSTPAID AVERAGE REVENUE PER ACCOUNT

Postpaid average revenue per account (ARPA) helps us identify trends and measure our success in attracting and retaining multiple-device accounts. A single Wireless postpaid account typically provides subscribers with the advantage of allowing for the pooling of plan attributes across multiple devices and on a single bill. Each Wireless postpaid account is typically represented by an identifiable billing account number. A single Wireless postpaid account may include more than one identifiable telephone number and receive monthly Wireless services for a variety of connected devices including smartphones, basic phones, tablets, and other devices. Wireless postpaid accounts under our various brand names are considered separate accounts. We calculate Wireless postpaid ARPA by dividing total Wireless postpaid service revenue (monthly) by the average number of Wireless postpaid accounts for the same time period.

BLENDED AVERAGE REVENUE PER USER

Blended average revenue per user (ARPU) helps us identify trends and measure our success in attracting and retaining higher value subscribers. We calculate blended ARPU by dividing service revenue (monthly) by the average total number of Wireless subscribers for the same time period.

CAPITAL INTENSITY

Capital intensity allows us to compare the level of our capital expenditures to that of other companies within the same industry. Our capital expenditures do not include expenditures on spectrum licences. We calculate capital intensity by dividing capital expenditures by revenue. For Wireless, capital intensity is calculated using total service revenue. We use it to evaluate the performance of our assets and when making decisions about capital expenditures. We believe that certain investors and analysts use capital intensity to measure the performance of asset purchases and construction in relation to revenue.

DIVIDEND PAYOUT RATIOS

We calculate the dividend payout ratio by dividing dividends declared for the year by net income or free cash flow for the year. We use dividends as a percentage of net income and free cash flow to conduct analysis and assist with determining the dividends we should pay.

RETURN ON ASSETS

We use return on assets to measure our efficiency in using our assets to generate net income. We calculate return on assets by dividing net income for the year by total assets as at year-end.

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NON-GAAP MEASURES

We use the following non-GAAP measures. These are reviewed regularly by management and the Board in assessing our performance and making decisions regarding the ongoing operations of our business and its ability to generate cash flows. Some or all of these measures may also be used by investors, lending institutions, and credit rating agencies as indicators of our operating performance, of our ability to incur and service debt, and as measurements to value companies in the telecommunications sector. These are not recognized measures under GAAP and do not have standard meanings under IFRS, so may not be reliable ways to compare us to other companies.

Non-GAAP measure	Why we use it	How we calculate it	Most comparable IFRS financial measure
Adjusted operating profit Adjusted operating profit margin

•  To evaluate the performance of our businesses, and when making decisions about the ongoing operations of the business and our ability to generate cash flows.

•  We believe that certain investors and analysts use adjusted operating profit to measure our ability to service debt and to meet other payment obligations.

•  We also use it as one component in determining short-term incentive compensation for all management employees.

Adjusted operating profit:

Net income

add (deduct)

income tax expense (recovery); other expense (income); finance costs; restructuring, acquisition and other; loss (gain) on disposition of property, plant and equipment; depreciation and amortization; and stock-based compensation.

Adjusted operating profit margin:

Adjusted operating profit

divided by revenue (service revenue for Wireless).

Net income
Adjusted net income Adjusted basic and diluted earnings per share

•  To assess the performance of our businesses before the effects of the noted items, because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply that they are non-recurring.

Adjusted net income:

Net income

add (deduct)

stock-based compensation; restructuring, acquisition and other; loss (recovery) on sale or wind down of investments; loss (gain) on disposition of property, plant and equipment; (gain) on acquisitions; loss on non-controlling interest purchase obligations; loss on repayment of long-term debt; and income tax adjustments on these items, including adjustments as a result of legislative changes.

Adjusted basic and diluted earnings per share:

Adjusted net income

divided by

basic and diluted weighted average shares outstanding.

Net income Basic and diluted earnings per share
Free cash flow

•  To show how much cash we have available to repay debt and reinvest in our company, which is an important indicator of our financial strength and performance.

•  We believe that some investors and analysts use free cash flow to value a business and its underlying assets.

		Adjusted operating profit deduct capital expenditures; interest on borrowings net of capitalized interest; and cash income taxes.	Cash provided by operating activities
Adjusted net debt	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.

Total long-term debt

add (deduct)

current portion of long-term debt; deferred transaction costs and discounts; net debt derivative (assets) liabilities; credit risk adjustment related to net debt derivatives; bank advances (cash and cash equivalents); and short-term borrowings.

Long-term debt
Adjusted net debt / adjusted operating profit (debt leverage ratio)	• To conduct valuation-related analysis and make decisions about capital structure. • We believe this helps investors and analysts analyze our enterprise and equity value and assess our leverage.	Adjusted net debt (defined above) divided by 12-month trailing adjusted operating profit (defined above).	Long-term debt divided by net income

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MANAGEMENT’S DISCUSSION AND ANALYSIS

Effective January 1, 2018, we will commence using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. As such, we plan to introduce adjusted EBITDA as a new non-GAAP measures in our financial reports commencing January 1, 2018. This measure will replace our existing adjusted operating profit non-GAAP measure. We believe adjusted EBITDA more fully reflects segment and consolidated profitability. The difference between adjusted operating profit and adjusted EBITDA is that adjusted EBITDA will include stock-based compensation expense. We also believe that our decision-making processes will not be significantly affected through the use of adjusted EBITDA. Additionally, use of this measure will change our current definition of free cash flow.

RECONCILIATION OF ADJUSTED OPERATING PROFIT AND ADJUSTED OPERATING PROFIT MARGIN

	Years ended December 31
(In millions of dollars)	2017	2016
Net income	1,711	835
Add (deduct):
Income tax expense	635	324
Other (income) expense	(19)	191
Finance costs	746	761
Restructuring, acquisition and other	152	644
Gain on disposition of property, plant and equipment	(49)	–
Depreciation and amortization	2,142	2,276
Stock-based compensation	61	61
Adjusted operating profit	5,379	5,092

	Years ended December 31
(In millions of dollars, except percentages)	2017	2016
Adjusted operating profit margin:
Adjusted operating profit	5,379	5,092
Divided by: total revenue	14,143	13,702
Adjusted operating profit margin	38.0%	37.2%

RECONCILIATION OF ADJUSTED NET INCOME

	Years ended December 31
(In millions of dollars)	2017	2016
Net income	1,711	835
Add (deduct):
Stock-based compensation	61	61
Restructuring, acquisition and other	152	644
Net loss on divestitures pertaining to investments	–	11
(Recovery) loss on wind-down of shomi	(20)	140
Gain on disposition of property, plant and equipment	(49)	–
Income tax impact of above items	(36)	(213)
Income tax adjustment, legislative tax change	2	3
Adjusted net income	1,821	1,481

RECONCILIATION OF ADJUSTED EARNINGS PER SHARE

(In millions of dollars, except per share amounts; number of shares outstanding in millions)	Years ended December 31
	2017	2016
Adjusted basic earnings per share:
Adjusted net income	1,821	1,481
Divided by: weighted average number of shares outstanding	515	515
Adjusted basic earnings per share	$3.54	$2.88
Adjusted diluted earnings per share:
Adjusted net income	1,821	1,481
Divided by: diluted weighted average number of shares outstanding	517	517
Adjusted diluted earnings per share	$3.52	$2.86

RECONCILIATION OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars)	2017	2016
Cash provided by operating activities	3,938	3,957
Add (deduct):
Capital expenditures	(2,436)	(2,352)
Interest on borrowings, net of capitalized interest	(722)	(740)
Restructuring, acquisition and other	152	644
Impairment of assets and related onerous contract charges	–	(484)
Interest paid	735	756
Change in non-cash operating working capital items	154	(14)
Other adjustments	(75)	(62)
Free cash flow	1,746	1,705

RECONCILIATION OF DIVIDEND PAYOUT RATIO OF FREE CASH FLOW

	Years ended December 31
(In millions of dollars, except percentages)	2017	2016
Dividend payout ratio of free cash flow:
Dividends declared during the year	988	988
Divided by: free cash flow	1,746	1,705
Dividend payout ratio of free cash flow	57%	58%

94    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

RECONCILIATION OF ADJUSTED NET DEBT AND DEBT LEVERAGE RATIO

	As at December 31
(In millions of dollars)	2017	2016
Current portion of long-term debt	1,756	750
Long-term debt	12,692	15,330
Deferred transaction costs and discounts	107	117
	14,555	16,197
Add (deduct):
Net debt derivative assets	(1,129)	(1,683)
Credit risk adjustment related to net debt derivative assets	(17)	(57)
Short-term borrowings	1,585	800
Bank advances	6	71
Adjusted net debt	15,000	15,328

	As at December 31
(In millions of dollars, except ratios)	2017	2016
Debt leverage ratio
Adjusted net debt	15,000	15,328
Divided by: trailing 12-month adjusted operating profit	5,379	5,092
Debt leverage ratio	2.8	3.0

RECONCILIATION OF EBITDA AND ADJUSTED EBITDA (with respect to 2018 FULL-YEAR CONSOLIDATED GUIDANCE)

	Years ended December 31
(In millions of dollars)	2017	2016	% Chg
Net income	1,711	835	105
Add:
Income tax expense	635	324	96
Finance costs	746	761	(2)
Depreciation and amortization	2,142	2,276	(6)
EBITDA	5,234	4,196	25
Add (deduct):
Other (income) expense	(19)	191	n/m
Restructuring, acquisition and other	152	644	(76)
Gain on disposition of property, plant and equipment	(49)	–	n/m
Adjusted EBITDA	5,318	5,031	6
Add:
Stock-based compensation	61	61	–
Adjusted operating profit	5,379	5,092	6

RECONCILIATION OF FREE CASH FLOW (with respect to 2018 FULL-YEAR CONSOLIDATED GUIDANCE)

	Years ended December 31
(In millions of dollars)	2017	2016	% Chg
Free cash flow as reported:	1,746	1,705	2
Less: Stock-based compensation	61	61	–
Free cash flow calculated with adjusted EBITDA	1,685	1,644	2

SUMMARY OF FINANCIAL RESULTS OF LONG-TERM DEBT GUARANTOR

Our outstanding public debt, $3.2 billion bank credit and letter of credit facilities, and derivatives are unsecured obligations of RCI, as obligor, and RCCI, as either co-obligor or guarantor, as applicable.

The following table sets forth the selected unaudited consolidated summary financial information for RCI for the periods identified below, presented with a separate column for: (i) RCI, (ii) RCCI, (iii) our non-guarantor subsidiaries on a combined basis, (iv) consolidating adjustments, and (v) the total consolidated amounts.

Years ended December 31 (In millions of dollars, unaudited)	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Selected Statements of Income data measure:
Revenue	3	10	12,195	11,746	2,190	2,173	(245)	(227)	14,143	13,702
Net income (loss)	1,711	835	1,525	674	974	990	(2,499)	(1,664)	1,711	835

As at December 31 (In millions of dollars, unaudited)	RCI [1,2]		RCCI [1,2]		Non-guarantor subsidiaries [1,2]		Consolidating adjustments [1,2]		Total
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Selected Statements of Financial Position data measure:
Current assets	24,501	22,831	20,266	19,665	9,016	9,780	(50,811)	(49,706)	2,972	2,570
Non-current assets	30,544	28,812	41,993	38,448	3,521	5,805	(50,167)	(47,293)	25,891	25,772
Current liabilities	30,732	25,712	27,012	25,190	1,505	5,558	(52,426)	(51,347)	6,823	5,113
Non-current liabilities	14,468	17,159	2,390	2,084	572	75	(1,737)	(1,358)	15,693	17,960

[1]	For the purposes of this table, investments in subsidiary companies are accounted for by the equity method.
[2]

Amounts recorded in current liabilities and non-current liabilities for RCCI do not include any obligations arising as a result of being a guarantor or co-obligor, as the case may be, under any of RCI’s long-term debt.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    95

MANAGEMENT’S DISCUSSION AND ANALYSIS

FIVE-YEAR SUMMARY OF CONSOLIDATED FINANCIAL RESULTS

(In millions of dollars, except per share amounts, subscriber count results, churn, ARPA, ARPU, percentages, and ratios)	As at or years ended December 31
	2017	2016	2015	2014	2013
Revenue
Wireless	8,343	7,916	7,651	7,305	7,270
Cable	3,466	3,449	3,465	3,467	3,475
Business Solutions	387	384	377	382	374
Media	2,153	2,146	2,079	1,826	1,704
Corporate items and intercompany eliminations	(206)	(193)	(158)	(130)	(117)
Total revenue	14,143	13,702	13,414	12,850	12,706
Total service revenue [1,2]	13,560	13,027	12,649
Adjusted operating profit [3]
Wireless	3,561	3,285	3,239	3,246	3,157
Cable	1,709	1,674	1,658	1,665	1,718
Business Solutions	128	123	116	122	106
Media	139	169	172	131	161
Corporate items and intercompany eliminations	(158)	(159)	(153)	(145)	(149)
Total adjusted operating profit	5,379	5,092	5,032	5,019	4,993
Net income	1,711	835	1,342	1,341	1,669
Adjusted net income [3]	1,821	1,481	1,479	1,532	1,769
Cash provided by operating activities	3,938	3,957	3,747	3,698	3,990
Free cash flow [3]	1,746	1,705	1,676	1,437	1,548
Capital expenditures	2,436	2,352	2,440	2,366	2,240
Earnings per share
Basic	$3.32	$1.62	$2.61	$2.60	$3.24
Diluted	$3.31	$1.62	$2.60	$2.56	$3.22
Adjusted earnings per share [3]
Basic	$3.54	$2.88	$2.87	$2.97	$3.43
Diluted	$3.52	$2.86	$2.86	$2.96	$3.42
Statements of Financial Position:
Assets
Property, plant and equipment	11,143	10,749	10,997	10,655	10,255
Goodwill	3,905	3,905	3,905	3,897	3,765
Intangible assets	7,244	7,130	7,243	6,588	3,211
Investments	2,561	2,174	2,271	1,898	1,487
Other assets	4,010	4,384	4,773	3,498	4,897
Total assets	28,863	28,342	29,189	26,536	23,615
Liabilities and Shareholders’ Equity
Long-term liabilities	15,693	17,960	18,536	16,205	14,410
Current liabilities	6,823	5,113	5,017	4,920	4,606
Total liabilities	22,516	23,073	23,553	21,125	19,016
Shareholders’ equity	6,347	5,269	5,636	5,411	4,599
Total liabilities and shareholders’ equity	28,863	28,342	29,189	26,536	23,615
Subscriber count results (000s) [1]
Wireless subscribers	10,482	10,274	9,877	9,450	9,503
Internet subscribers	2,230	2,145	2,048	2,011	1,961
Television subscribers	1,740	1,820	1,896	2,024	2,127
Phone subscribers	1,108	1,094	1,090	1,150	1,153
Additional Wireless metrics [1]
Postpaid churn (monthly)	1.20%	1.23%	1.27%	1.27%	1.24%
Postpaid ARPA (monthly) [4]	$124.75	$117.37	$110.74	$106.41
Blended ARPU (monthly)	$62.31	$60.42	$59.71	$59.41	$59.58
Additional consolidated metrics
Revenue growth	3%	2%	4%	1%	2%
Adjusted operating profit growth	6%	1%	0%	1%	3%
Dividends declared per share	$1.92	$1.92	$1.92	$1.83	$1.74
Dividend payout ratio of net income [1]	57.7%	118.3%	73.6%	70.2%	53.7%
Dividend payout ratio of free cash flow [1,3]	56.6%	57.9%	58.9%	65.6%	57.9%
Return on assets [1]	5.9%	2.9%	4.6%	5.1%	7.1%
Debt leverage ratio [3]	2.8	3.0	3.1	2.9	2.3

[1]	As defined. See “Key Performance Indicators”.
[2]

Total service revenue has not been presented for periods prior to 2015. We commenced reporting total service revenue as a key performance indicator in the fourth quarter of 2016. See “Key Performance Indicators”.

[3]

Adjusted operating profit, adjusted net income, adjusted basic and diluted earnings per share, free cash flow, debt leverage ratio, and dividend payout ratio of free cash flow are non-GAAP measures and should not be considered substitutes or alternatives for GAAP measures. These are not defined terms under IFRS, and do not have standard meanings, so may not be a reliable way to compare us to other companies. See “Non-GAAP Measures” for information about these measures, including how we calculate them.

[4]	Postpaid ARPA has not been presented for periods prior to 2014. We commenced reporting postpaid ARPA as a key performance indicator in the first quarter of 2015. See “Key Performance Indicators”.

96    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Management’s Responsibility for Financial Reporting

December 31, 2017

The accompanying consolidated financial statements of Rogers Communications Inc. and its subsidiaries and all the information in Management’s Discussion and Analysis (MD&A) are the responsibility of management and have been approved by the Board of Directors.

Management has prepared the consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. The consolidated financial statements include certain amounts that are based on management’s best estimates and judgments and, in their opinion, present fairly, in all material respects, Rogers Communications Inc.‘s financial position, results of operations, and cash flows. Management has prepared the financial information presented elsewhere in MD&A and has ensured that it is consistent with the consolidated financial statements.

Management has developed and maintains a system of internal controls that further enhances the integrity of the consolidated financial statements. The system of internal controls is supported by the internal audit function and includes management communication to employees about its policies on ethical business conduct.

Management believes these internal controls provide reasonable assurance that:

•	transactions are properly authorized and recorded;
•	financial records are reliable and form a proper basis for the preparation of consolidated financial statements; and
•	the assets of Rogers Communications Inc. and its subsidiaries are properly accounted for and safeguarded.

The Board of Directors is responsible for overseeing management’s responsibility for financial reporting and is ultimately responsible for reviewing and approving the consolidated financial statements. The

Board of Directors carries out this responsibility through its Audit and Risk Committee.

The Audit and Risk Committee meets regularly with management, as well as the internal and external auditors, to discuss internal controls over the financial reporting process, auditing matters, and financial reporting issues; to satisfy itself that each party is properly discharging its responsibilities; and to review MD&A, the consolidated financial statements, and the external auditors’ report. The Audit and Risk Committee reports its findings to the Board of Directors for its consideration when approving the consolidated financial statements for issuance to the shareholders. The Audit and Risk Committee also considers the engagement or re-appointment of the external auditors before submitting its recommendation to the Board of Directors for review and for shareholder approval.

The consolidated financial statements have been audited by KPMG LLP, the external auditors, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) on behalf of the shareholders. Our internal control over financial reporting as at December 31, 2017 has been audited by KPMG LLP, in accordance with the standards of the Public Company Accountability Oversight Board (United States). KPMG LLP has full and free access to the Audit and Risk Committee.

March 8, 2018

Joe Natale President and Chief Executive Officer	Anthony Staffieri, FCPA, FCA Chief Financial Officer

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    97

CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Rogers Communications Inc., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Rogers Communication Inc. as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for the years then ended in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Report on Internal Control Over Financial Reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated March 8, 2018 expressed an unqualified (unmodified) opinion on the effectiveness of Rogers Communications Inc.’s internal control over financial reporting.

Basis for Opinion

A – Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

B – Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to Rogers Communications Inc. in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to Rogers Communications Inc.’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

Chartered Professional Accountants, Licensed Public Accountants We have served as Rogers Communications Inc.‘s auditor since 1969.

Toronto, Canada

March 8, 2018

98    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors of Rogers Communications Inc.

Opinion on Internal Control over Financial Reporting

We have audited Rogers Communications Inc.’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

In our opinion, Rogers Communications Inc. maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO).

Report on the Consolidated Financial Statements

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the consolidated financial statements of Rogers Communications Inc., which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of income, comprehensive income, changes in shareholders’ equity and cash flows for the years then ended, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”) and our report dated March 8, 2018 expressed an unmodified (unqualified) opinion on those consolidated financial statements.

Basis for Opinion

Rogers Communications Inc.’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included under the heading Management’s Report on Internal Control over Financial Reporting contained within Management’s Discussion and Analysis for the year ended December 31, 2017. Our responsibility is to express an opinion on Rogers Communications Inc.’s internal control over financial reporting based on our audit.

We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Rogers Communications Inc. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB and in accordance with the ethical requirements that are relevant to our audit of the financial statements in Canada.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Chartered Professional Accountants, Licensed Public Accountants

Toronto, Canada

March 8, 2018

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    99

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Income

(In millions of Canadian dollars, except per share amounts)

Years ended December 31	Note	2017	2016
Revenue	5	14,143	13,702

Operating expenses:
Operating costs	6	8,825	8,671
Depreciation and amortization	7, 8	2,142	2,276
Gain on disposition of property, plant and equipment	7	(49)	–
Restructuring, acquisition and other	7, 9	152	644
Finance costs	10	746	761
Other (income) expense	11	(19)	191

Income before income tax expense		2,346	1,159
Income tax expense	12	635	324

Net income for the year		1,711	835

Earnings per share:
Basic	13	$3.32	$1.62
Diluted	13	$3.31	$1.62

The accompanying notes are an integral part of the consolidated financial statements.

100    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Consolidated Statements of Comprehensive Income

(In millions of Canadian dollars)

Years ended December 31	Note	2017	2016
Net income for the year		1,711	835

Other comprehensive income (loss):

Items that will not be reclassified to income:
Defined benefit pension plans:
Remeasurements	22	(62)	(101)
Related income tax recovery		17	27
Items that will not be reclassified to net income		(45)	(74)
Items that may subsequently be reclassified to income:
Available-for-sale investments:
Increase in fair value		433	90
Reclassification to net income for gain on sale of investment		–	(39)
Related income tax expense		(62)	(7)
Available-for-sale investments		371	44
Cash flow hedging derivative instruments:
Unrealized loss in fair value of derivative instruments		(566)	(336)
Reclassification to net income of loss on debt derivatives		591	255
Reclassification to net income or property, plant and equipment of loss (gain) on expenditure derivatives		39	(80)
Reclassification to net income for accrued interest		(60)	(69)
Related income tax recovery		40	66
Cash flow hedging derivative instruments		44	(164)
Equity-accounted investments:
Share of other comprehensive loss of equity-accounted investments, net of tax		(15)	(8)
Reclassification to net income of realized other comprehensive income for equity-accounted investments		–	(15)
Equity-accounted investments		(15)	(23)
Items that may subsequently be reclassified to net income		400	(143)
Other comprehensive income (loss) for the year		355	(217)
Comprehensive income for the year		2,066	618

The accompanying notes are an integral part of the consolidated financial statements.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    101

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Financial Position

(In millions of Canadian dollars)

As at December 31	Note	2017	2016
Assets

Current assets:
Accounts receivable	14	2,041	1,949
Inventories	15	313	315
Other current assets		197	215
Current portion of derivative instruments	16	421	91
Total current assets		2,972	2,570

Property, plant and equipment	7	11,143	10,749
Intangible assets	8	7,244	7,130
Investments	17	2,561	2,174
Derivative instruments	16	953	1,708
Other long-term assets		82	98
Deferred tax assets	12	3	8
Goodwill	8	3,905	3,905
Total assets		28,863	28,342

Liabilities and shareholders’ equity

Current liabilities:
Bank advances		6	71
Short-term borrowings	18	1,585	800
Accounts payable and accrued liabilities		2,931	2,783
Income tax payable		62	186
Current portion of provisions	19	4	134
Unearned revenue		346	367
Current portion of long-term debt	20	1,756	750
Current portion of derivative instruments	16	133	22
Total current liabilities		6,823	5,113

Provisions	19	35	33
Long-term debt	20	12,692	15,330
Derivative instruments	16	147	118
Other long-term liabilities	21	613	562
Deferred tax liabilities	12	2,206	1,917
Total liabilities		22,516	23,073
Shareholders’ equity	23	6,347	5,269
Total liabilities and shareholders’ equity		28,863	28,342

Guarantees	26
Commitments and contingent liabilities	27
Subsequent events	20, 23

The accompanying notes are an integral part of the consolidated financial statements.

On behalf of the Board of Directors:

Edward S. Rogers Director	John H. Clappison, FCPA, FCA Director

102    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Consolidated Statements of Changes in Shareholders’ Equity

(In millions of Canadian dollars, except number of shares)

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2017	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available-for- sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2017	72	112,412	405	402,396	4,247	642	(107)	10	5,269
Net income for the year	–	–	–	–	1,711	–	–	–	1,711

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	(45)	–	–	–	(45)
Available-for-sale investments, net of tax	–	–	–	–	–	371	–	–	371
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	44	–	44
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	(15)	(15)
Total other comprehensive income (loss)	–	–	–	–	(45)	371	44	(15)	355
Comprehensive income (loss) for the year	–	–	–	–	1,666	371	44	(15)	2,066

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(988)	–	–	–	(988)
Shares issued on exercise of stock options	–	–	–	2	–	–	–	–	–
Share class exchange	–	(5)	–	5	–	–	–	–	–
Total transactions with shareholders	–	(5)	–	7	(988)	–	–	–	(988)
Balances, December 31, 2017	72	112,407	405	402,403	4,925	1,013	(63)	(5)	6,347

	Class A Voting Shares		Class B Non-Voting Shares
Year ended December 31, 2016	Amount	Number of shares (000s)	Amount	Number of shares (000s)	Retained earnings	Available-for- sale financial assets reserve	Hedging reserve	Equity investment hedging reserve	Total shareholders’ equity
Balances, January 1, 2016	72	112,439	402	402,308	4,474	598	57	33	5,636
Net income for the year	–	–	–	–	835	–	–	–	835

Other comprehensive income (loss):
Defined benefit pension plans, net of tax	–	–	–	–	(74)	–	–	–	(74)
Available-for-sale investments, net of tax	–	–	–	–	–	44	–	–	44
Derivative instruments accounted for as hedges, net of tax	–	–	–	–	–	–	(164)	–	(164)
Share of equity-accounted investments, net of tax	–	–	–	–	–	–	–	(23)	(23)
Total other comprehensive income (loss)	–	–	–	–	(74)	44	(164)	(23)	(217)
Comprehensive income (loss) for the year	–	–	–	–	761	44	(164)	(23)	618

Transactions with shareholders recorded directly in equity:
Dividends declared	–	–	–	–	(988)	–	–	–	(988)
Shares issued on exercise of stock options	–	–	3	61	–	–	–	–	3
Share class exchange	–	(27)	–	27	–	–	–	–	–
Total transactions with shareholders	–	(27)	3	88	(988)	–	–	–	(985)
Balances, December 31, 2016	72	112,412	405	402,396	4,247	642	(107)	10	5,269

The accompanying notes are an integral part of the consolidated financial statements.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    103

CONSOLIDATED FINANCIAL STATEMENTS

Consolidated Statements of Cash Flows

(In millions of Canadian dollars)

Years ended December 31	Note	2017	2016
Operating activities:
Net income for the year		1,711	835
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	7, 8	2,142	2,276
Program rights amortization	8	64	71
Finance costs	10	746	761
Income tax expense	12	635	324
Stock-based compensation	24	61	61
Post-employment benefits contributions, net of expense	22	4	(3)
Net loss on divestitures pertaining to investments		–	11
(Recovery) loss on wind-down of shomi	11	(20)	140
Gain on disposition of property, plant and equipment	7	(49)	–
Impairment of assets and related onerous contract charges	7	–	484
Other		8	34
Cash provided by operating activities before changes in non-cash working capital items, income taxes paid, and interest paid		5,302	4,994
Change in non-cash operating working capital items	28	(154)	14
Cash provided by operating activities before income taxes paid and interest paid		5,148	5,008
Income taxes paid		(475)	(295)
Interest paid		(735)	(756)
Cash provided by operating activities		3,938	3,957
Investing activities:
Capital expenditures	7, 28	(2,436)	(2,352)
Additions to program rights	8	(59)	(46)
Changes in non-cash working capital related to capital expenditures and intangible assets		109	(103)
Acquisitions and other strategic transactions, net of cash acquired	8	(184)	–
Other		(60)	45
Cash used in investing activities		(2,630)	(2,456)
Financing activities:
Net proceeds received on short-term borrowings	18	858	–
Net repayment of long-term debt	20	(1,034)	(538)
Net payments on settlement of debt derivatives and forward contracts	16	(79)	(45)
Transaction costs incurred		–	(17)
Dividends paid	23	(988)	(988)
Other		–	5
Cash used in financing activities		(1,243)	(1,583)
Change in cash and cash equivalents		65	(82)
(Bank advances) cash and cash equivalents, beginning of year		(71)	11
Bank advances, end of year		(6)	(71)

Cash and cash equivalents are defined as cash and short-term deposits that have an original maturity of less than 90 days, less bank advances.

The accompanying notes are an integral part of the consolidated financial statements.

104    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Notes to Consolidated Financial Statements

We, us, our, Rogers, Rogers Communications, and the Company refer to Rogers Communications Inc. and its subsidiaries. RCI refers to the legal entity Rogers Communications Inc., not including its subsidiaries. RCI also holds interests in various investments and ventures.

Page		Note	Page		Note
105	Note 1	Nature of the Business	124	Note 16	Financial Risk Management and Financial Instruments
106	Note 2	Significant Accounting Policies
111	Note 3	Capital Risk Management	132	Note 17	Investments
111	Note 4	Segmented Information	134	Note 18	Short-Term Borrowings
113	Note 5	Revenue	135	Note 19	Provisions
114	Note 6	Operating Costs	136	Note 20	Long-Term Debt
115	Note 7	Property, Plant and Equipment	138	Note 21	Other Long-Term Liabilities
117	Note 8	Intangible Assets and Goodwill	139	Note 22	Post-Employment Benefits
120	Note 9	Restructuring, Acquisition and Other	142	Note 23	Shareholders’ Equity
121	Note 10	Finance Costs	143	Note 24	Stock-Based Compensation
121	Note 11	Other (Income) Expense	145	Note 25	Related Party Transactions
121	Note 12	Income Taxes	146	Note 26	Guarantees
123	Note 13	Earnings Per Share	147	Note 27	Commitments and Contingent Liabilities
123	Note 14	Accounts Receivable	148	Note 28	Supplemental Cash Flow Information
124	Note 15	Inventories

NOTE 1: NATURE OF THE BUSINESS

Rogers Communications Inc. is a diversified Canadian communications and media company. Substantially all of our operations and sales are in Canada. RCI is incorporated in Canada and its registered office is located at 333 Bloor Street East, Toronto, Ontario, M4W 1G9. RCI’s shares are publicly traded on the Toronto Stock Exchange (TSX: RCI.A and RCI.B) and on the New York Stock Exchange (NYSE: RCI).

We report our results of operations in four reportable segments. Each segment and the nature of its business is as follows:

Segment	Principal activities
Wireless	Wireless telecommunications operations for Canadian consumers and businesses.
Cable	Cable telecommunications operations, including Internet, television, and telephony (phone) services for Canadian consumers and businesses.
Business Solutions	Network connectivity through our fibre network and data centre assets to support a range of voice, data, networking, hosting, and cloud-based services for the enterprise, public sector, and carrier wholesale markets.
Media	A diversified portfolio of media properties, including sports media and entertainment, television and radio broadcasting, specialty channels, multi-platform shopping, digital media, and publishing.

During the year ended December 31, 2017, Wireless, Cable, and Business Solutions were operated by our wholly-owned subsidiary, Rogers Communications Canada Inc. (RCCI), and certain other wholly-owned subsidiaries. Media was operated by our wholly-owned subsidiary, Rogers Media Inc., and its subsidiaries.

See note 4 for more information about our reportable operating segments.

STATEMENT OF COMPLIANCE

We prepared our consolidated financial statements in accordance with International Financial Reporting Standards (IFRS) as issued by the International Accounting Standards Board (IASB). The Board of Directors (the Board) authorized these consolidated financial statements for issue on March 8, 2018.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    105

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 2: SIGNIFICANT ACCOUNTING POLICIES

(a) BASIS OF PRESENTATION

All amounts are in Canadian dollars unless otherwise noted. Our functional currency is the Canadian dollar. We prepare the consolidated financial statements on a historical cost basis, except for:

•	certain financial instruments as disclosed in note 16, which are measured at fair value;
•	the net deferred pension liability, which is measured as described in note 22; and
•	liabilities for stock-based compensation, which are measured at fair value as disclosed in note 24.

(b) BASIS OF CONSOLIDATION

Subsidiaries are entities we control. We include the financial statements of our subsidiaries in our consolidated financial statements from the date we gain control of them until our control ceases. We eliminate all intercompany transactions and balances between our subsidiaries on consolidation.

(c) FOREIGN CURRENCY TRANSLATION

We translate amounts denominated in foreign currencies into Canadian dollars as follows:

•	monetary assets and monetary liabilities – at the exchange rate in effect as at the date of the Consolidated Statements of Financial Position;
•	non-monetary assets, non-monetary liabilities, and related depreciation and amortization expenses – at the historical exchange rates; and
•	revenue and expenses other than depreciation and amortization – at the average rate for the month in which the transaction was recognized.

(d) BUSINESS COMBINATIONS

We account for business combinations using the acquisition method of accounting. Only acquisitions that result in our gaining control over the acquired businesses are accounted for as business combinations. We possess control over an entity when we conclude we are exposed to variable returns from our involvement with the acquired entity and we have the ability to affect those returns through our power over the acquired entity.

We calculate the fair value of the consideration paid as the sum of the fair value at the date of acquisition of the assets we transferred and the equity interests we issued, less the liabilities we assumed to acquire the subsidiary.

We measure goodwill as the fair value of the consideration transferred less the net recognized amount of the identifiable assets acquired and liabilities assumed, which are generally measured at fair value as of the acquisition date. When the excess is negative, a gain on acquisition is recognized immediately in net income.

We expense the transaction costs associated with acquisitions as we incur them.

(e) NEW ACCOUNTING PRONOUNCEMENTS ADOPTED IN 2017

We adopted the following IFRS amendments prospectively beginning on January 1, 2017.

•

Amendments to IAS 7, Statement of Cash Flows, requiring entities to provide additional disclosures that enable financial statement users to evaluate cash flow and non-cash changes in liabilities arising from financing activities.

•	Amendments to IAS 12, Income Taxes, clarifying the requirements for deferred tax assets for unrealized losses on debt instruments.
•

Amendments to IFRS 12, Disclosure of Interests in Other Entities, clarifying the required disclosures regarding an entity’s interest in subsidiaries, joint arrangements, and associates that are held for sale, held for distribution, or classified as discontinued operations.

The adoption of these amendments did not have a material effect on our consolidated financial statements.

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(f) ADDITIONAL SIGNIFICANT ACCOUNTING POLICIES, ESTIMATES, AND JUDGMENTS

When preparing our consolidated financial statements, management makes judgments, estimates, and assumptions that affect how accounting policies are applied and the amounts we report as assets, liabilities, revenue, and expenses. Our significant accounting policies, estimates, and judgments are identified in this note. Furthermore, the following information is disclosed throughout the notes as identified in the table below:

•	information about assumptions and estimation uncertainties that have a significant risk of resulting in a material adjustment to the amounts recognized in the consolidated financial statements;
•	information about judgments made in applying accounting policies that have the most significant effect on the amounts recognized in the consolidated financial statements; and
•	information on our significant accounting policies.

Note	Topic	Page	Accounting Policy	Use of Estimates	Use of Judgments
4	Reportable Segments	111	X		X
5	Revenue Recognition	113	X
7	Property, Plant and Equipment	115	X	X	X
8	Intangible Assets and Goodwill	117	X	X	X
12	Income Taxes	121	X		X
13	Earnings Per Share	123	X
14	Accounts Receivable	123	X
15	Inventories	124	X
16	Financial Instruments	124	X	X	X
17	Investments	132	X
19	Provisions	135	X	X	X
22	Post-Employment Benefits	139	X	X
24	Stock-Based Compensation	143	X	X
27	Commitments and Contingent Liabilities	147	X		X

(g) RECENT ACCOUNTING PRONOUNCEMENTS NOT YET ADOPTED

The IASB has issued the following new standards that will become effective in a future year and will have an impact on our consolidated financial statements in future periods.

IFRS 15, REVENUE FROM CONTRACTS WITH CUSTOMERS (IFRS 15)

Effective January 1, 2018, we will adopt IFRS 15. Our first quarter 2018 interim financial statements will be our first financial statements issued in accordance with IFRS 15. IFRS 15 supersedes current accounting standards for revenue, including IAS 18, Revenue and IFRIC 13, Customer Loyalty Programmes.

IFRS 15 introduces a single model for recognizing revenue from contracts with customers. This standard applies to all contracts with customers, with only some exceptions, including certain contracts accounted for under other IFRSs. The standard requires revenue to be recognized in a manner that depicts the transfer of promised goods or services to a customer and at an amount that reflects the consideration expected to be received in exchange for transferring those goods or services. This is achieved by applying the following five steps:

1.	identify the contract with a customer;
2.	identify the performance obligations in the contract;
3.	determine the transaction price;
4.	allocate the transaction price to the performance obligations in the contract; and
5.	recognize revenue when (or as) the entity satisfies a performance obligation.

IFRS 15 also provides guidance relating to the treatment of contract acquisition and contract fulfillment costs.

The application of this new standard will have significant impacts on our reported Wireless results, specifically with regards to the timing of recognition and classification of revenue, and the treatment of costs incurred in acquiring customer contracts. The timing of recognition and classification of revenue is affected because, at contract inception, IFRS 15 requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. This will most significantly affect our Wireless arrangements that bundle equipment and service together into monthly service fees, which will result in an increase to equipment revenue recognized at contract inception and a decrease to service revenue recognized over the course of the contracts. We do not expect the application of IFRS 15 to affect our cash flows from operations or the methods and underlying economics through which we transact with our customers.

The treatment of costs incurred in acquiring customer contracts is affected as IFRS 15 requires certain contract acquisition costs (such as sales commissions) to be recognized as an asset and amortized into operating expenses over time. Currently, such costs are expensed as incurred.

In addition, new assets and liabilities will be recognized on our Consolidated Statements of Financial Position. Specifically, a contract asset and contract liability will be recognized to account for any timing differences between the revenue recognized and the amounts billed to the customer.

Significant judgment is needed to define the enforceable rights and obligations of a contract and to determine when the customer obtains control of the distinct good or service.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

We plan to retrospectively apply IFRS 15 to all contracts that are not complete on the date of initial application. We have made a policy choice to restate each prior period presented and will recognize the cumulative effect of initially applying IFRS 15 as an adjustment to the opening balance of equity as at January 1, 2017, subject to certain practical expedients we adopted.

We have implemented a new revenue recognition system to enable us to comply with the requirements of IFRS 15, including appropriately allocating revenue between different performance obligations within individual contracts for certain revenue streams. We have had detailed data validation processes in place throughout the transition work period to implement IFRS 15.

We have a team dedicated to ensuring our compliance with IFRS 15. This team was responsible for determining system requirements, ensuring our data collection was appropriate, and communicating the upcoming changes with various stakeholders. In addition, this team assisted in the development of new internal controls that will help ensure our new revenue recognition system operates as intended and the related results are complete and accurate.

EFFECT OF TRANSITION TO IFRS 15

Consolidated Statements of Income

Below is the estimated effect of transition to IFRS 15 on our Consolidated Statements of Income for the year ended December 31, 2017, all of which pertain to our Wireless segment. Only metrics that are impacted by the IFRS 15 conversion are presented.

	Note 2(g)	Year ended December 31, 2017
(In billions of dollars)		As reported	Estimated effect of transition	Subsequent to transition [1]
Revenue	i	14.1	0.2	14.3

Operating expenses:
Operating costs	ii, iii	8.8	***	8.8
Other non-operating costs		3.0	–	3.0

Income before income tax expense		2.3	0.2	2.5
Income tax expense		0.6	***	0.6
Net income for the year		1.7	0.2	1.9

***	Amounts less than $0.1 billion; these amounts have been excluded from subtotals.
[1]	As a result of IFRS 15 being adopted effective January 1, 2018, we will retrospectively amend our 2017 results in our fiscal 2018 financial filings.

108    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Consolidated Statements of Financial Position

Below is the estimated effect of transition to IFRS 15 on our Consolidated Statements of Financial Position as at January 1, 2017 and as at December 31, 2017.

		As at January 1, 2017			As at December 31, 2017
(in billions of dollars)	Note 2(g)	As reported	Estimated effect of transition	Subsequent to transition [1]	As reported	Estimated effect of transition	Subsequent to transition [1]
Assets
Current assets:
Accounts receivable		1.9	***	1.9	2.0	***	2.0
Inventories	iii	0.3	0.1	0.4	0.3	0.1	0.4
Current portion of contract assets	i	–	0.7	0.7	–	0.8	0.8
Other current assets	ii	0.2	0.2	0.4	0.2	0.2	0.4
Remainder of current assets		0.2	–	0.2	0.5	–	0.5
Total current assets		2.6	1.0	3.6	3.0	1.1	4.1

Contract assets	i	–	0.4	0.4	–	0.4	0.4
Other long-term assets	ii	0.1	***	0.1	0.1	***	0.1
Remainder of long-term assets		25.6	–	25.6	25.8	–	25.8
Total assets		28.3	1.4	29.7	28.9	1.5	30.4

Liabilities and shareholders’ equity
Current liabilities:
Other current liabilities [2]	iii	0.1	0.1	0.2	–	0.1	0.1
Current portion of contract liabilities [3]	i	0.4	***	0.4	0.3	***	0.3
Remainder of current liabilities		4.6	–	4.6	6.5	–	6.5
Total current liabilities		5.1	0.1	5.2	6.8	0.1	6.9

Deferred tax liabilities		1.9	0.4	2.3	2.2	0.4	2.6
Remainder of long-term liabilities		16.0	–	16.0	13.5	–	13.5
Total liabilities		23.0	0.5	23.5	22.5	0.5	23.0
Shareholders’ equity		5.3	0.9	6.2	6.4	1.0	7.4
Total liabilities and shareholders’ equity		28.3	1.4	29.7	28.9	1.5	30.4

***	Amounts less than $0.1 billion; these amounts have been excluded from subtotals.
[1]	As a result of IFRS 15 being adopted effective January 1, 2018, we will retrospectively amend our 2017 results in our fiscal 2018 financial filings.
[2]	Previously reported as “current portion of provisions”.
[3]	Previously reported as “unearned revenue”.

The application of IFRS 15 will not affect our cash flows from operating, investing, or financing activities.

i) Contract assets and liabilities

Contract assets arise primarily as a result of the difference between revenue recognized on the sale of a wireless device at the onset of a term contract and the cash collected at the point of sale. Revenue recognized at point of sale requires the estimation of total consideration over the contract term and the allocation of that consideration to all performance obligations in the contract based on their relative stand-alone selling prices. For Wireless term contracts, revenue will be recognized earlier than previously reported, with a larger allocation to equipment revenue. Prior to the adoption of IFRS 15, the amount allocated to equipment revenue was limited to the non-contingent consideration received at the point of sale when recovery of the remaining consideration in the contract was contingent upon the delivery of future services.

We will record a contract liability when we receive payment from a customer in advance of providing goods and services. We will account for contract assets and liabilities on a contract-by-contract basis, with each contract being presented as a single net contract asset or net contract liability accordingly.

All contract assets will be recorded net of an allowance for expected credit losses, measured in accordance with IFRS 9.

ii) Deferred commission cost asset

Under IFRS 15, we will defer commission costs paid to internal and external representatives as a result of obtaining contracts with customers as deferred commission cost assets and amortize them over the pattern of the transfer of goods and services to the customer, which is typically evenly over either 12 or 24 consecutive months.

iii) Inventories and other current liabilities

Under IFRS 15, significant judgment is required to determine when the customer obtains control of the distinct good or service. For affected transactions, we have defined our customer as the end subscriber and determined that they obtain control when they receive possession of a wireless device, which typically occurs upon activation. For certain transactions through third-party franchise operators and other retailers, the timing of when the customer obtains control of a wireless device will be deferred in comparison to our current policy where revenue is recognized when the wireless device is delivered and accepted by the independent dealer. This will result in a greater inventory balance and a corresponding increase in other current liabilities.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

IFRS 9, FINANCIAL INSTRUMENTS (IFRS 9)

Effective January 1, 2018, we will adopt IFRS 9. Our first quarter 2018 interim financial statements will be our first financial statements issued in accordance with IFRS 9. In July 2014, the IASB issued the final publication of the IFRS 9 standard, which supersedes IAS 39, Financial Instruments: recognition and measurement (IAS 39). IFRS 9 includes revised guidance on the classification and measurement of financial instruments, new guidance for measuring impairment on financial assets, and new hedge accounting guidance. We have made a policy choice to adopt IFRS 9 on a retrospective basis; however, our 2017 comparatives will not be restated because it is not possible to do so without the use of hindsight.

Under IFRS 9, financial assets are classified and measured based on the business model in which they are held and the characteristics of their contractual cash flows. IFRS 9 contains three primary measurement categories for financial assets: measured at amortized cost, fair value through other comprehensive income (FVTOCI), and fair value through profit and loss (FVTPL). Under IFRS 9, we will irrevocably elect to present subsequent changes in the fair value of our equity investments that are neither held-for-trading nor contingent consideration arising from a business combination in other comprehensive income (FVTOCI with no reclassification to net income). For these equity investments, any impairment on the instrument will be recorded in other comprehensive income, and cumulative gains or losses in other comprehensive income will not be reclassified into net income on disposal.

Under IFRS 9, the loss allowance for trade receivables must be calculated using the expected lifetime credit loss and recorded at the time of initial recognition. A portion of our trade receivables require an incremental loss allowance in order to comply with the requirements of IFRS 9; as a result, we will recognize a $4 million decrease to accounts receivable and a corresponding decrease to retained earnings within shareholders’ equity, effective January 1, 2018. In addition, the expected loss allowance using the lifetime credit loss approach will be applied to contract assets under IFRS 15. There is no significant effect on the carrying value of our other financial instruments under IFRS 9 related to this new requirement.

The new hedge accounting guidance aligns hedge accounting more closely with an entity’s risk management strategies. IFRS 9 does not fundamentally change the types of hedging relationships or the requirement to measure and recognize ineffectiveness; however, it allows more hedging strategies used for risk management to qualify for hedge accounting and introduces more judgment to assess the effectiveness of a hedging relationship, primarily from a qualitative standpoint. This is not expected to have an effect on our reported results and will simplify our application of effectiveness tests going forward.

Below is a summary showing the classification and measurement bases of our financial instruments as at January 1, 2018 as a result of adopting IFRS 9 (along with a comparison to IAS 39).

Financial instrument	IAS 39	IFRS 9
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Investments	Available-for-sale [1]	FVTOCI with no reclassification to net income
Financial liabilities
Bank advances	Other financial liabilities	Amortized cost
Short-term borrowings	Other financial liabilities [2]	Amortized cost
Accounts payable	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities [2]	Amortized cost
Derivatives [3]
Debt derivatives [4]	Held-for-trading	FVTOCI and FVTPL
Bond forwards	Held-for-trading	FVTOCI
Expenditure derivatives	Held-for-trading	FVTOCI
Equity derivatives	Held-for-trading [5]	FVTPL

[1]

Subsequently measured at fair value with changes recognized in other comprehensive income. The net change subsequent to initial recognition, in the case of investments, is reclassified into net income upon disposal of the investment or when the investment becomes impaired.

[2]	Subsequently measured at amortized cost using the effective interest method.
[3]

The derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[4]

Debt derivatives related to our senior notes and debentures have been designated as hedges for accounting purposes and will be classified as fair value through other comprehensive income (FVTOCI). Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes and will be classified as fair value through profit and loss (FVTPL).

[5]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

IFRS 16, LEASES (IFRS 16)

In January 2016, the IASB issued the final publication of the IFRS 16 standard, which will supersede the current IAS 17, Leases (IAS 17) standard. IFRS 16 introduces a single accounting model for lessees and for all leases with a term of more than 12 months, unless the underlying asset is of low value. A lessee will be required to recognize a right-of-use asset, representing its right to use the underlying asset, and a lease liability, representing its obligation to make lease payments. The accounting treatment for lessors will remain largely the same as under IAS 17.

The standard is effective for annual periods beginning on or after January 1, 2019. We have the option to either:

•	apply IFRS 16 with full retrospective effect; or
•	recognize the cumulative effect of initially applying IFRS 16 as an adjustment to opening equity at the date of initial application.

110    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

We believe that, as a result of adopting IFRS 16, we will recognize a significant increase to both assets and liabilities, as we will be required to record a right-of-use asset and a corresponding lease liability on our Consolidated Statements of Financial Position, as well as a decrease to operating costs, an increase to finance costs (due to accretion of the lease liability), and an increase to depreciation and amortization (due to depreciation of the right-of-use asset).

We have a team engaged to ensuring our compliance with IFRS 16. This team has been responsible for determining process requirements, ensuring our data collection is appropriate, and communicating the upcoming changes with various stakeholders. In addition, this team is assisting in the development of new internal controls that will help ensure the system runs as intended and the related results are accurate.

We are implementing a process that will enable us to comply with the requirements of IFRS 16 on a lease-by-lease basis. We expect to begin a parallel run under both IAS 17 and IFRS 16 using this system in 2018. We will have detailed data validation processes that will continue throughout the course of 2018. As a result, we are continuing to assess the effect of this standard on our consolidated financial statements and it is not yet possible to make a reliable estimate of its effect. We expect to disclose the estimated financial effects of the adoption of IFRS 16 in our 2018 consolidated financial statements.

NOTE 3: CAPITAL RISK MANAGEMENT

Our objectives in managing capital are to ensure we have sufficient liquidity to meet all of our commitments and to execute our business plan. We define capital that we manage as shareholders’ equity and indebtedness (including current portion of our long-term debt, long-term debt, and short-term borrowings).

We manage our capital structure, commitments, and maturities and make adjustments based on general economic conditions, financial markets, operating risks, our investment priorities, and working capital requirements. To maintain or adjust our capital structure, we may, with approval from the Board, issue or repay debt and/or short-term borrowings, issue or repurchase shares, pay dividends, or undertake other activities as deemed appropriate under the circumstances. The Board reviews and approves the annual capital and operating budgets, as well as any material transactions that are not part of the ordinary course of business, including proposals for acquisitions or other major financing transactions, investments, or divestitures.

We monitor debt leverage ratios as part of the management of liquidity and shareholders’ return to sustain future development of the business, conduct valuation-related analyses, and make decisions about capital.

The wholly-owned subsidiary through which our Rogers Platinum MasterCard and Fido MasterCard programs are operated is regulated by the Office of the Superintendent of Financial Institutions, which requires that a minimum level of regulatory capital be maintained. Rogers’ subsidiary was in compliance with that requirement as at December 31, 2017 and 2016. The capital requirements are not material to the Company as at December 31, 2017 or December 31, 2016.

With the exception of the Rogers Platinum MasterCard and the Fido MasterCard programs and the subsidiary through which they are operated, we are not subject to externally-imposed capital requirements. Our overall strategy for capital risk management has not changed since December 31, 2016.

NOTE 4: SEGMENTED INFORMATION

ACCOUNTING POLICY

Reportable segments

We determine our reportable segments based on, among other things, how our chief operating decision maker, the Chief Executive Officer and Chief Financial Officer of RCI, regularly review our operations and performance. They review adjusted operating profit as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted operating profit is defined as income before stock-based compensation, depreciation and amortization, restructuring, acquisition and other, finance costs, other expense (income), and income tax expense.

We will redefine our reportable segments effective January 1, 2018 as a result of technological evolution and the increased overlap between the various product offerings within our Cable and Business Solutions reportable segments, as well as how we allocate resources amongst, and the general management of, our reportable segments. Effective January 1, 2018, the results of our existing Cable segment, Business Solutions segment, and our

Smart Home Monitoring products will be presented within a redefined Cable segment. Financial results related to our Smart Home Monitoring product are currently reported within Corporate items and intercompany eliminations. We will retrospectively amend our 2017 comparative segment results in 2018 to account for this redefinition.

Effective January 1, 2018, our chief operating decision maker will commence using adjusted EBITDA as the key measure of profit for the purpose of assessing performance for each segment and to make decisions about the allocation of resources. Adjusted EBITDA will be defined as income before depreciation and amortization, restructuring, acquisition and other, finance costs, other expense (income), and income tax expense.

We follow the same accounting policies for our segments as those described in the notes to our consolidated financial statements. We account for transactions between reportable segments in the same way we account for transactions with external parties, but eliminate them on consolidation.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USE OF ESTIMATES AND JUDGMENT

JUDGMENTS

We make significant judgments in determining our operating segments. These are components that engage in business activities from which they may earn revenue and incur expenses, for which operating results are regularly reviewed by our chief operating decision makers to make decisions about resources to be allocated and assess component performance, and for which discrete financial information is available.

EXPLANATORY INFORMATION

Our reportable segments are Wireless, Cable, Business Solutions, and Media (see note 1). All four segments operate substantially in Canada. Corporate items and eliminations include our interests in businesses that are not reportable operating segments, corporate administrative functions, and eliminations of inter-segment revenue and costs. Segment results include items directly attributable to a segment as well as those that can be allocated on a reasonable basis.

INFORMATION BY SEGMENT

Year ended December 31, 2017 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
Revenue	5	8,343	3,466	387	2,153	(206)	14,143
Operating costs [1]		4,782	1,757	259	2,014	(48)	8,764
Adjusted operating profit		3,561	1,709	128	139	(158)	5,379

Stock-based compensation [1]	24						61
Depreciation and amortization	7, 8						2,142
Gain on disposition of property, plant and equipment	7						(49)
Restructuring, acquisition and other	9						152
Finance costs	10						746
Other income	11						(19)
Income before income tax expense							2,346

Capital expenditures before proceeds on disposition [2]		806	1,172	131	83	318	2,510
Goodwill		1,160	1,379	429	937	–	3,905
Total assets		14,261	6,033	1,196	2,405	4,968	28,863

[1]	Included in operating costs on the Consolidated Statements of Income.
[2]	Excludes proceeds on disposition of $74 million (see note 28).

Year ended December 31, 2016 (In millions of dollars)	Note	Wireless	Cable	Business Solutions	Media	Corporate items and eliminations	Consolidated totals
Revenue	5	7,916	3,449	384	2,146	(193)	13,702
Operating costs [1]		4,631	1,775	261	1,977	(34)	8,610
Adjusted operating profit		3,285	1,674	123	169	(159)	5,092

Stock-based compensation [1]	24						61
Depreciation and amortization	7, 8						2,276
Restructuring, acquisition and other	7, 9						644
Finance costs	10						761
Other expense	11						191
Income before income tax expense							1,159

Capital expenditures before proceeds on disposition		702	1,085	146	62	357	2,352
Goodwill		1,160	1,379	429	937	–	3,905
Total assets		14,074	5,288	1,219	2,474	5,287	28,342

[1]	Included in operating costs on the Consolidated Statements of Income.

112    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

NOTE 5: REVENUE

ACCOUNTING POLICY

Revenue recognition

We recognize revenue when we can estimate its amount, have delivered on our obligations within the revenue-generating arrangements, and are reasonably assured that we can collect it. Revenue is recognized net of discounts.

Source of revenue	How we recognize revenue
Monthly subscriber fees for: • wireless airtime and data services; • cable, telephony, and Internet services; • network services; • media subscriptions; and • rental of equipment	• As the service is provided
Revenue from roaming, long distance, pay per use, and other optional or non-subscription services and other sales of products	• As the service is provided or product is delivered
Revenue from the sale of wireless and cable equipment	• When the equipment is delivered and accepted by the independent dealer or subscriber in a direct sales channel

Equipment subsidies related to providing equipment to new and existing subscribers	• Equipment subsidies are recognized as a reduction of equipment revenue when the equipment is activated
Activation fees charged to subscribers in Wireless	• As part of service revenue upon activation • These fees do not meet the criteria as a separate unit of accounting
Advertising revenue	• When the advertising airs on our radio or television stations, is featured in our publications, or displayed on our digital properties
Monthly subscription revenue received by television stations for subscriptions from cable and satellite providers	• When the services are delivered to cable and satellite providers’ subscribers
Toronto Blue Jays revenue from home game admission and concessions	• When the related games are played during the baseball season and when goods are sold
Toronto Blue Jays revenue from Major League Baseball, including fund redistribution and other distributions	• When the amount can be determined
Revenue from Toronto Blue Jays, radio, and television broadcast agreements	• At the time the related games are aired
Revenue from sublicensing of program rights	• Over the course of the applicable season
Rewards granted to customers through customer loyalty programs, which are considered a separately identifiable component of the sales transactions

• Estimate the portion of the original sales transaction to allocate to the reward credit based on the fair value of the reward credit that can be obtained when the credit is redeemed

• Defer the allocated amount as a liability until the rewards are redeemed by the customer and we provide the goods or services

Interest income on credit card receivables	• As it is earned (i.e. upon the passage of time) using the effective interest method

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    113

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Multiple deliverable arrangements

We offer some products and services as part of multiple deliverable arrangements. We recognize these as follows:

•

divide the products and services into separate units of accounting, as long as the delivered elements have stand-alone value to customers and we can determine the fair value of any undelivered elements objectively and reliably; then

•

measure and allocate the arrangement consideration among the accounting units based on their relative fair values and recognize revenue related to each unit when the relevant criteria are met for each unit individually; however

•

when an amount allocated to a delivered item is contingent upon the delivery of additional items or meeting specified performance conditions, the amount allocated to the delivered item is limited to the non-contingent amount, as applicable.

Unearned revenue

We recognize payments we receive in advance of providing goods and services as unearned revenue. Advance payments include subscriber deposits, cable installation fees, ticket deposits related to Toronto Blue Jays ticket sales, and amounts subscribers pay for services and subscriptions that will be provided in future periods.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2017	2016
Wireless:
Service revenue	7,775	7,258
Equipment revenue	568	658
Total Wireless	8,343	7,916
Cable:
Internet	1,606	1,495
Television	1,501	1,562
Phone	353	386
Service revenue	3,460	3,443
Equipment revenue	6	6
Total Cable	3,466	3,449
Business Solutions:
Next generation	322	307
Legacy	58	71
Service revenue	380	378
Equipment revenue	7	6
Total Business Solutions	387	384
Media:
Advertising	838	870
Subscription	511	474
Retail	352	325
Other	452	477
Total Media	2,153	2,146
Corporate items and intercompany eliminations	(206)	(193)
Total revenue	14,143	13,702

NOTE 6: OPERATING COSTS

	Years ended December 31
(In millions of dollars)	2017	2016
Cost of equipment sales and direct sales channel subsidies	2,039	1,954
Merchandise for resale	237	209
Other external purchases	4,429	4,435
Employee salaries and benefits and stock-based compensation	2,120	2,073
Total operating costs	8,825	8,671

114    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

NOTE 7: PROPERTY, PLANT AND EQUIPMENT

ACCOUNTING POLICY

Recognition and measurement, including depreciation

We measure property, plant and equipment upon initial recognition at cost and begin recognizing depreciation when the asset is ready for its intended use. Subsequently, property, plant and equipment is carried at cost less accumulated depreciation and accumulated impairment losses.

Cost includes expenditures (capital expenditures) that are directly attributable to the acquisition of the asset. The cost of self-constructed assets includes:

•	the cost of materials and direct labour;
•	costs directly associated with bringing the assets to a working condition for their intended use;
•	expected costs of decommissioning the items and restoring the sites on which they are located (see note 19); and
•	borrowing costs on qualifying assets.

We depreciate property, plant and equipment over its estimated useful life by charging depreciation expense to net income as follows:

Asset	Basis	Estimated useful life
Buildings	Diminishing balance	5 to 40 years
Cable and wireless network	Straight-line	3 to 40 years
Computer equipment and software	Straight-line	4 to 10 years
Customer premise equipment	Straight-line	3 to 5 years
Leasehold improvements	Straight-line	Over shorter of estimated useful life or lease term
Equipment and vehicles	Diminishing balance	3 to 20 years

We recognize all costs related to subscriber acquisition and retention in net income as incurred, except connection and installation costs that relate to the cable network, which are capitalized and depreciated over the expected life of the Cable customer.

We calculate gains and losses on the disposal of property, plant and equipment by comparing the proceeds from the disposal with the item’s carrying amount and recognize the gain or loss in net income.

We capitalize development expenditures if they meet the criteria for recognition as an asset and amortize them over their expected useful lives once the assets to which they relate are available for use. We expense research expenditures, maintenance costs, and training costs as incurred.

Impairment testing

We test non-financial assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. The asset is impaired if the recoverable amount is less than the carrying amount. If we cannot estimate the recoverable amount of an individual asset because it does not generate independent cash inflows, we test the entire cash generating unit (CGU) for impairment.

A CGU is the smallest identifiable group of assets that generates cash inflows largely independent of the cash inflows from other assets or groups of assets.

Recognition and measurement of an impairment charge

An item of property, plant and equipment, an intangible asset, or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and
•	value in use.

If our estimate of the asset’s or CGU’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

We reverse a previously recognized impairment loss if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset’s or CGU’s carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount if we had not recognized an impairment loss in previous years.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Components of an item of property, plant and equipment may have different useful lives. We make significant estimates when determining depreciation rates and asset useful lives, which require taking into account company-specific factors, such as our past experience and expected use, and industry trends, such as technological advancements. We monitor and review residual values, depreciation rates, and asset useful lives at least once a year and change them if they are different from our previous estimates. We recognize the effect of changes in estimates in net income prospectively.

In 2017, we reviewed the depreciation rates for all of our property, plant and equipment. The review resulted in an increase in the estimated useful lives of certain of our wireless network infrastructure assets. These changes have been applied prospectively. They did not have a material effect on our financial statements in 2017 and they will not have a material effect on depreciation in future periods.

We use estimates to determine certain costs that are directly attributable to self-constructed assets. These estimates primarily include certain internal and external direct labour, overhead, and interest costs associated with the acquisition, construction, development, or betterment of our networks.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    115

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Furthermore, we use estimates in determining the recoverable amount of property, plant and equipment. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;
•	terminal growth rates; and
•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU’s industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•	Analyzing discounted cash flows – we estimate the discounted future cash flows for periods of five to ten years, depending on the CGU, and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

JUDGMENTS

We make significant judgments in choosing methods for depreciating our property, plant and equipment that we believe most accurately represent the consumption of benefits derived from those assets and are most representative of the economic substance of the intended use of the underlying assets.

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2017			December 31, 2016			December 31, 2015
	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount	Cost	Accumulated depreciation	Net carrying amount
Land and buildings	1,090	(397)	693	1,062	(375)	687	998	(347)	651
Cable and wireless networks	20,252	(13,206)	7,046	20,108	(13,035)	7,073	20,900	(13,579)	7,321
Computer equipment and software	4,996	(2,807)	2,189	4,296	(2,424)	1,872	5,294	(3,421)	1,873
Customer premise equipment	1,565	(1,090)	475	1,560	(1,156)	404	1,658	(1,197)	461
Leasehold improvements	496	(220)	276	457	(193)	264	423	(175)	248
Equipment and vehicles	1,246	(782)	464	1,169	(720)	449	1,311	(868)	443
Total property, plant and equipment	29,645	(18,502)	11,143	28,652	(17,903)	10,749	30,584	(19,587)	10,997

The tables below summarize the changes in the net carrying amounts of property, plant and equipment during 2017 and 2016.

(In millions of dollars)	December 31, 2016		December 31, 2017
	Net carrying amount	Additions [1]	Depreciation	Other [2]	Net carrying amount
Land and buildings	687	61	(30)	(25)	693
Cable and wireless networks	7,073	1,125	(1,150)	(2)	7,046
Computer equipment and software	1,872	867	(549)	(1)	2,189
Customer premise equipment	404	315	(244)	–	475
Leasehold improvements	264	40	(28)	–	276
Equipment and vehicles	449	102	(86)	(1)	464
Total property, plant and equipment	10,749	2,510	(2,087)	(29)	11,143

[1]	Excludes proceeds on disposition of $74 million (see note 28).
[2]	Includes disposals, reclassifications, and other adjustments.

116    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

(In millions of dollars)	December 31, 2015		December 31, 2016
	Net carrying amount	Additions	Depreciation	Impairment	Other [1]	Net carrying amount
Land and buildings	651	64	(28)	–	–	687
Cable and wireless networks	7,321	1,173	(1,216)	(205)	–	7,073
Computer equipment and software	1,873	732	(522)	(207)	(4)	1,872
Customer premise equipment	461	240	(296)	–	(1)	404
Leasehold improvements	248	46	(30)	–	–	264
Equipment and vehicles	443	97	(91)	–	–	449
Total property, plant and equipment	10,997	2,352	(2,183)	(412)	(5)	10,749

[1]	Includes disposals, reclassifications, and other adjustments.

Property, plant and equipment not yet in service and therefore not subject to depreciation as at December 31, 2017 was $1,076 million (2016 – $949 million). During 2017, capitalized interest pertaining to property, plant and equipment was recognized at a weighted average rate of approximately 4.0% (2016 – 3.9%).

In 2017, we disposed of certain land and building assets with a net carrying amount of $25 million. We received total proceeds of $74 million for these assets, thereby recognizing a $49 million gain on disposition.

Annually, we perform an analysis to identify fully depreciated assets that have been disposed of. In 2017, this resulted in an adjustment to cost and accumulated depreciation of $1,136 million (2016 –$3,557 million). The disposals had nil impact on the Consolidated Statements of Income.

IMPAIRMENT OF ASSETS AND RELATED ONEROUS CONTRACT CHARGES

During the year ended December 31, 2016, we recorded a total charge of $484 million for asset impairment and onerous contracts related to our legacy Internet Protocol television (IPTV) product.

This charge is included within “restructuring, acquisition and other” on our Consolidated Statements of Income (see note 9).

(In millions of dollars)	Year ended December 31, 2016
Impairment of property, plant and equipment	412
Onerous contracts and other	72
Total impairment of assets and related onerous contract charges	484

The $484 million charge related to a change in strategic direction such that we discontinued the internal development of our legacy IPTV product in lieu of a forthcoming IPTV product being developed in tandem with Comcast Corporation. We have determined there is no significant salvage value for any of the assets that were impaired as determined based upon fair value less costs of disposal. The onerous contracts charges primarily represent the remaining contractual liabilities for the development of our IPTV product and were recognized in accounts payable and accrued liabilities. All related charges impacted our Cable segment.

NOTE 8: INTANGIBLE ASSETS AND GOODWILL

ACCOUNTING POLICY

RECOGNITION AND MEASUREMENT, INCLUDING AMORTIZATION

Upon initial recognition, we measure intangible assets at cost unless they are acquired through a business combination, in which case they are measured at fair value. We begin recognizing amortization on intangible assets with finite useful lives when the asset is ready for its intended use. Subsequently, the asset is carried at cost less accumulated amortization and accumulated impairment losses.

Cost includes expenditures that are directly attributable to the acquisition of the asset. The cost of a separately-acquired intangible asset comprises:

•	its purchase price, including import duties and non-refundable purchase taxes, after deducting trade discounts and rebates; and
•	any directly attributable cost of preparing the asset for its intended use.

Indefinite useful lives

We do not amortize intangible assets with indefinite lives, including spectrum licences, broadcast licences, and certain brand names.

Finite useful lives

We amortize intangible assets with finite useful lives into depreciation and amortization on the Consolidated Statements of Income, except programming rights, which are amortized into operating costs on the Consolidated Statements of Income, on a straight-line basis over their estimated useful lives as noted in the table below. We monitor and review the useful lives, residual values, and amortization methods at least once per year and change them if they are different from our previous estimates. We recognize the effects of changes in estimates in net income prospectively.

Intangible asset	Estimated useful life
Customer relationships	3 to 10 years
Roaming agreements	12 years

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    117

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Acquired program rights

Program rights are contractual rights we acquire from third parties to broadcast programs, including rights to broadcast live sporting events. We recognize them at cost less accumulated amortization and accumulated impairment losses. We capitalize program rights on the Consolidated Statements of Financial Position when the licence period begins and the program is available for use and amortize them to other external purchases in operating costs on the Consolidated Statements of Income over the expected exhibition period. If we have no intention to air programs, we consider the related program rights impaired and write them off. Otherwise, we test them for impairment as intangible assets with finite useful lives.

The costs for multi-year sports and television broadcast rights agreements are recognized in operating expenses during the applicable seasons based on the pattern in which the rights are aired or are expected to be consumed. To the extent that prepayments are made at the commencement of a multi-year contract towards future years’ rights fees, these prepayments are recognized as intangible assets and amortized to operating expenses over the contract term. To the extent that prepayments are made for annual contractual fees within a season, they are included in Other current assets on our Consolidated Statements of Financial Position, as the rights will be consumed within the next twelve months.

Goodwill

We recognize goodwill arising from business combinations when the fair value of the separately identifiable assets we acquired and liabilities we assumed is lower than the consideration we paid (including the recognized amount of the non-controlling interest, if any). If the fair value of the consideration transferred is lower than that of the separately identified assets and liabilities, we immediately recognize the difference as a gain in net income.

IMPAIRMENT TESTING

We test intangible assets with finite useful lives for impairment whenever an event or change in circumstances indicates that their carrying amounts may not be recoverable. We test indefinite-life intangible assets and goodwill for impairment once per year as at October 1, or more frequently if we identify indicators of impairment.

If we cannot estimate the recoverable amount of an individual intangible asset because it does not generate independent cash inflows, we test the entire CGU to which it belongs for impairment.

Goodwill is allocated to CGUs (or groups of CGUs) based on the level at which management monitors goodwill, which cannot be higher than an operating segment. The allocation of goodwill is made to CGUs (or groups of CGUs) that are expected to benefit from the synergies of the business combination from which the goodwill arose.

Recognition and measurement of an impairment charge

An intangible asset or goodwill is impaired if the recoverable amount is less than the carrying amount. The recoverable amount of a CGU or asset is the higher of its:

•	fair value less costs to sell; and
•	value in use.

We reverse a previously recognized impairment loss, except in respect of goodwill, if our estimate of the recoverable amount of a previously impaired asset or CGU has increased such that the impairment recognized in a previous year has reversed. The reversal is recognized by increasing the asset’s or CGU’s carrying amount to our new estimate of its recoverable amount. The carrying amount of the asset or CGU subsequent to the reversal cannot be greater than its carrying amount had we not recognized an impairment loss in previous years.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We use estimates in determining the recoverable amount of intangible assets and goodwill. The determination of the recoverable amount for the purpose of impairment testing requires the use of significant estimates, such as:

•	future cash flows;
•	terminal growth rates; and
•	discount rates.

We estimate value in use for impairment tests by discounting estimated future cash flows to their present value. We estimate the discounted future cash flows for periods of up to five years, depending on the CGU, and a terminal value. The future cash flows are based on our estimates and expected future operating results of the CGU after considering economic conditions and a general outlook for the CGU’s industry. Our discount rates consider market rates of return, debt to equity ratios, and certain risk premiums, among other things. The terminal value is the value attributed to the CGU’s operations beyond the projected time period of the cash flows using a perpetuity rate based on expected economic conditions and a general outlook for the industry.

We determine fair value less costs to sell in one of the following two ways:

•

Analyzing discounted cash flows – we estimate the discounted future cash flows for periods of five to ten years, depending on the CGU, and a terminal value, similar to the value in use methodology described above, while applying assumptions consistent with those a market participant would make. Future cash flows are based on our estimates of expected future operating results of the CGU. Our estimates of future cash flows, terminal values, and discount rates consider similar factors to those described above for value in use estimates; or

•	Using a market approach – we estimate the recoverable amount of the CGU using multiples of operating performance of comparable entities and precedent transactions in that industry.

We make certain assumptions when deriving expected future cash flows, which may include assumptions pertaining to discount and terminal growth rates. These assumptions may differ or change quickly depending on economic conditions or other events. It is therefore possible that future changes in assumptions may negatively affect future valuations of CGUs and goodwill, which could result in impairment losses.

If our estimate of the asset’s or CGU’s recoverable amount is less than its carrying amount, we reduce its carrying amount to the recoverable amount and recognize the loss in net income immediately.

118    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

JUDGMENTS

We make significant judgments that affect the measurement of our intangible assets and goodwill.

Judgment is applied when deciding to designate our spectrum and broadcast licences as assets with indefinite useful lives since we believe the licences are likely to be renewed for the foreseeable future such that there is no limit to the period over which these assets are expected to generate net cash inflows. We make judgments to determine that these assets have indefinite lives, analyzing all relevant factors, including the expected usage of the asset, the typical life cycle of the asset, and anticipated changes in the market demand for the products and services the asset helps generate. After review of the competitive, legal, regulatory, and other factors, it is our view that these factors do not limit the useful lives of our spectrum and broadcast licences.

Judgment is also applied in choosing methods of amortizing our intangible assets and program rights that we believe most accurately represent the consumption of those assets and are most representative of the economic substance of the intended use of the underlying assets.

Finally, we make judgments in determining CGUs and the allocation of goodwill to CGUs or groups of CGUs for the purpose of impairment testing.

EXPLANATORY INFORMATION

(In millions of dollars)	December 31, 2017				December 31, 2016				December 31, 2015
	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount	Cost prior to impairment losses	Accumulated amortization	Accumulated impairment losses	Net carrying amount
Indefinite-life intangible assets:
Spectrum licences	6,600	–	–	6,600	6,416	–	–	6,416	6,416	–	–	6,416
Broadcast licences	329	–	(99)	230	329	–	(99)	230	324	–	(99)	225
Brand names	420	(270)	(14)	136	420	(270)	(14)	136	420	(270)	(14)	136

Finite-life intangible assets:
Customer relationships	1,609	(1,525)	–	84	1,609	(1,470)	–	139	1,609	(1,414)	–	195
Roaming agreements	524	(524)	–	–	524	(524)	–	–	523	(488)	–	35
Marketing agreements	10	(10)	–	–	10	(10)	–	–	10	(10)	–	–
Acquired program rights	263	(64)	(5)	194	289	(75)	(5)	209	332	(91)	(5)	236
Total intangible assets	9,755	(2,393)	(118)	7,244	9,597	(2,349)	(118)	7,130	9,634	(2,273)	(118)	7,243
Goodwill	4,126	–	(221)	3,905	4,126	–	(221)	3,905	4,126	–	(221)	3,905
Total intangible assets and goodwill	13,881	(2,393)	(339)	11,149	13,723	(2,349)	(339)	11,035	13,760	(2,273)	(339)	11,148

The tables below summarize the changes in the net carrying amounts of intangible assets and goodwill in 2017 and 2016.

(In millions of dollars)	December 31, 2016		December 31, 2017
	Net carrying amount	Net additions	Amortization [1]	Other [2]	Net carrying amount
Spectrum licences	6,416	184	–	–	6,600
Broadcast licences	230	11	–	(11)	230
Brand names	136	–	–	–	136
Customer relationships	139	–	(55)	–	84
	6,921	195	(55)	(11)	7,050
Acquired program rights	209	59	(64)	(10)	194
Total intangible assets	7,130	254	(119)	(21)	7,244
Goodwill	3,905	–	–	–	3,905
Total intangible assets and goodwill	11,035	254	(119)	(21)	11,149

[1]

Of the $119 million of total amortization, $64 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $55 million in depreciation and amortization on the Consolidated Statements of Income.

[2]	Includes disposals, writedowns, reclassifications, and other adjustments.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    119

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(In millions of dollars)	December 31, 2015		December 31, 2016
	Net carrying amount	Net additions	Amortization [1]	Other [2]	Net carrying amount
Spectrum licences	6,416	–	–	–	6,416
Broadcast licences	225	–	–	5	230
Brand names	136	–	–	–	136
Customer relationships	195	–	(58)	2	139
Roaming agreements	35	–	(35)	–	–
	7,007	–	(93)	7	6,921
Acquired program rights	236	46	(71)	(2)	209
Total intangible assets	7,243	46	(164)	5	7,130
Goodwill	3,905	–	–	–	3,905
Total intangible assets and goodwill	11,148	46	(164)	5	11,035

[1]

Of the $164 million of total amortization, $71 million related to acquired program rights is included in other external purchases in operating costs (see note 6), and $93 million in depreciation and amortization on the Consolidated Statements of Income.

[2]	Includes disposals, writedowns, reclassifications, and other adjustments.

There were no acquisitions from business combinations for the years ended December 31, 2017 or 2016.

ANNUAL IMPAIRMENT TESTING

For purposes of testing goodwill for impairment, our CGUs, or groups of CGUs, correspond to our operating segments as disclosed in note 4.

Below is an overview of the methods and key assumptions we used in 2017 to determine recoverable amounts for CGUs, or groups of CGUs, with indefinite-life intangible assets or goodwill that we consider significant.

(In millions of dollars, except periods used and rates)
	Carrying value of goodwill	Carrying value of indefinite-life intangible assets	Recoverable amount method	Period of projected cash flows (years)	Terminal growth rates (%)	Pre-tax discount rates (%)
Wireless	1,160	6,733	Value in use	5	0.5	7.9
Cable	1,379	–	Value in use	5	1.0	7.6
Media	937	241	Fair value less cost to sell	5	2.0	12.0

Our fair value measurement for Media is classified as Level 3 in the fair value hierarchy.

We did not recognize an impairment charge related to our goodwill or intangible assets in 2017 or 2016 because the recoverable amounts of the CGUs exceeded their carrying values.

NOTE 9: RESTRUCTURING, ACQUISITION AND OTHER

During the year ended December 31, 2017, we incurred $152 million (2016 – $644 million) in restructuring, acquisition and other expenses. These expenses in 2017 primarily consisted of severance costs associated with the targeted restructuring of our employee base and certain contract termination costs. In 2016, in addition to the $484 million impairment of assets and related onerous contract charges (see note 7), these expenses primarily consisted of severance costs associated with the targeted restructuring of our employee base and costs related to the wind-down of and changes to certain businesses. In 2017, the impairment of assets and related onerous contract charges (see note 7) has been reported within restructuring, acquisition and other compared to a separate classification in the Consolidated Statements of Income in 2016.

120    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

NOTE 10: FINANCE COSTS

	Years ended December 31
(In millions of dollars)	Note	2017	2016
Interest on borrowings [1]		740	758
Interest on post-employment benefits liability	22	12	9
(Gain) loss on foreign exchange		(107)	13
Change in fair value of derivative instruments		99	(16)
Capitalized interest		(18)	(18)
Other		20	15
Total finance costs		746	761

[1]	Interest on borrowings includes interest on short-term borrowings and on long-term debt.

FOREIGN EXCHANGE

We recognized $107 million in net foreign exchange gains in 2017 (2016 – $13 million in net losses). These gains in 2017 were primarily attributed to our US dollar-denominated commercial paper (US CP) program borrowings and the US dollar-denominated borrowings under our bank credit facilities that were not hedged for accounting purposes (see note 16). These foreign exchange gains were partially offset by the $99 million loss related to the change in fair value of derivatives (2016 –$16 million gain), which was primarily attributed to the debt derivatives we used to partially offset the foreign exchange risk related to these US dollar-denominated borrowings. In 2016, these foreign exchange losses were primarily attributed to the US dollar-denominated borrowings under our bank credit facilities that were not hedged for accounting purposes. These losses in 2016 were offset by the change in fair value of the derivatives, which was primarily a result of our debt derivatives that were used to offset the foreign exchange risk related to these US dollar-denominated borrowings.

NOTE 11: OTHER (INCOME) EXPENSE

	Years ended December 31
(In millions of dollars)	Note	2017	2016
(Income) losses from associates and joint ventures	17	(14)	216
Net loss on divestitures pertaining to investments		–	11
Other investment income		(5)	(36)
Total other (income) expense		(19)	191

In 2016, we announced the decision to wind down our shomi joint venture. As a result of that decision, we recognized a net loss of $140 million, which was recorded in losses from associates and joint ventures, associated with the writedown of the investment and the estimated cost of our share of the remaining contractual obligations of shomi (most significantly video content costs). In 2017, we recognized a $20 million provision reversal related to the wind-down of shomi, which accompanied the windup of the partnership (see note 17). This reversal was recorded in income from associates and joint ventures (see note 19).

NOTE 12: INCOME TAXES

ACCOUNTING POLICY

Income tax expense includes both current and deferred taxes. We recognize income tax expense in net income unless it relates to an item recognized directly in equity or other comprehensive income. We provide for income taxes based on all of the information that is currently available.

Current tax expense is tax we expect to pay or receive based on our taxable income or loss during the year. We calculate the current tax expense using tax rates enacted or substantively enacted as at the reporting date, including any adjustment to taxes payable or receivable related to previous years.

Deferred tax assets and liabilities arise from temporary differences between the carrying amounts of the assets and liabilities we recognize on our Consolidated Statements of Financial Position and their respective tax bases. We calculate deferred tax assets and liabilities using enacted or substantively enacted tax rates that will apply in the years in which the temporary differences are expected to reverse.

Deferred tax assets and liabilities are offset if there is a legally enforceable right to offset current tax assets and liabilities and they relate to income taxes levied by the same authority on:

•	the same taxable entity; or
•	different taxable entities where these entities intend to settle current tax assets and liabilities on a net basis or the tax assets and liabilities will be realized and settled simultaneously.

We recognize a deferred tax asset for unused losses, tax credits, and deductible temporary differences to the extent it is probable that future taxable income will be available to use the asset.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    121

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We make significant judgments in interpreting tax rules and regulations when we calculate income tax expense. We make judgments to evaluate whether we can recover a deferred tax asset based on our assessment of existing tax laws, estimates of future profitability, and tax planning strategies.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars)	2017	2016
Current tax expense:
Total current tax expense	351	386
Deferred tax expense (recovery):
Origination (reversal) of temporary differences	282	(65)
Revaluation of deferred tax balances due to legislative changes	2	3
Total deferred tax expense (recovery)	284	(62)
Total income tax expense	635	324

Below is a summary of the difference between income tax expense computed by applying the statutory income tax rate to income before income tax expense and the income tax expense for the year.

	Years ended December 31
(In millions of dollars, except rates)	2017	2016
Statutory income tax rate	26.7%	26.6%
Income before income tax expense	2,346	1,159
Computed income tax expense	626	308
Increase (decrease) in income tax expense resulting from:
Non-deductible stock-based compensation	9	5
Non-deductible portion of equity losses	–	18
Non-deductible loss on available-for-sale investments	7	–
Income tax adjustment, legislative tax change	2	3
Non-taxable portion of capital gain	(10)	(7)
Other	1	(3)
Total income tax expense	635	324
Effective income tax rate	27.1%	28.0%

DEFERRED TAX ASSETS AND LIABILITIES

	As at December 31
(In millions of dollars)	2017	2016
Deferred tax assets	3	8
Deferred tax liabilities	(2,206)	(1,917)
Net deferred tax liability	(2,203)	(1,909)

Below is a summary of the movement of net deferred tax assets and liabilities during 2017 and 2016.

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Investments	Non-capital loss carryforwards	Other	Total
January 1, 2017	(947)	(953)	(61)	24	28	(1,909)
Expense in net income	(113)	(117)	(3)	(6)	(45)	(284)
(Expense) recovery in other comprehensive income	–	–	(62)	–	57	(5)
Other	–	(5)	–	–	–	(5)
December 31, 2017	(1,060)	(1,075)	(126)	18	40	(2,203)

Deferred tax assets (liabilities) (In millions of dollars)	Property, plant and equipment and inventory	Goodwill and other intangibles	Stub period income and partnership reserve	Investments	Non-capital loss carryforwards	Other	Total
January 1, 2016	(921)	(844)	(178)	(61)	32	(85)	(2,057)
(Expense) recovery in net income	(26)	(109)	178	7	(8)	20	62
(Expense) recovery in other comprehensive income	–	–	–	(7)	–	93	86
December 31, 2016	(947)	(953)	–	(61)	24	28	(1,909)

122    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

We have not recognized deferred tax assets for the following items:

	As at December 31
(In millions of dollars)	2017	2016
Capital losses in Canada that can be applied against future capital gains	–	1
Tax losses in foreign jurisdictions that expire between 2023 and 2036	41	36
Deductible temporary differences in foreign jurisdictions	23	14
Total unrecognized temporary differences	64	51

There are taxable temporary differences associated with our investments in Canadian domestic subsidiaries. We do not recognize deferred tax liabilities for these temporary differences because we are able to control the timing of the reversal and the reversal is not probable in the foreseeable future. Reversing these taxable temporary differences are not expected to result in any significant tax implications.

NOTE 13: EARNINGS PER SHARE

ACCOUNTING POLICY

We calculate basic earnings per share by dividing the net income or loss attributable to our RCI Class A Voting and RCI Class B Non-Voting shareholders by the weighted average number of RCI Class A Voting and RCI Class B Non-Voting shares (Class A Shares and Class B Non-Voting Shares, respectively) outstanding during the year.

We calculate diluted earnings per share by adjusting the net income or loss attributable to Class A and Class B Non-Voting shareholders and the weighted average number of Class A Shares and Class B Non-Voting Shares outstanding for the effect of all dilutive potential common shares. We use the treasury stock method for calculating diluted earnings per share, which considers the impact of employee stock options and other potentially dilutive instruments.

Options with tandem stock appreciation rights or cash payment alternatives are accounted for as cash-settled awards. As these awards can be exchanged for common shares of the Company, they are considered potentially dilutive and are included in the calculation of the Company’s diluted net earnings per share if they have a dilutive impact in the period.

EXPLANATORY INFORMATION

	Years ended December 31
(In millions of dollars, except per share amounts)	2017	2016
Numerator (basic) – Net income for the year	1,711	835
Denominator – Number of shares (in millions):
Weighted average number of shares outstanding – basic	515	515
Effect of dilutive securities (in millions):
Employee stock options and restricted share units	2	2
Weighted average number of shares outstanding – diluted	517	517

Earnings per share:
Basic	$3.32	$1.62
Diluted	$3.31	$1.62

For the twelve months ended December 31, 2017, there were 489,835 options out of the money (2016 – nil) for purposes of the calculation of earnings per share. These options were excluded from the calculation of the effect of dilutive securities because they were anti-dilutive.

NOTE 14: ACCOUNTS RECEIVABLE

ACCOUNTING POLICY

We initially recognize accounts receivable on the date they originate. We measure accounts receivable initially at fair value, and subsequently at amortized cost, with changes recognized in net income. We measure an impairment loss for accounts receivable as the excess of the carrying amount over the present value of future cash flows we expect to derive from it, if any. The excess is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2017	2016
Customer accounts receivable	1,515	1,455
Other accounts receivable	587	553
Allowance for doubtful accounts	(61)	(59)
Total accounts receivable	2,041	1,949

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    123

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 15: INVENTORIES

ACCOUNTING POLICY

We measure inventories, including wireless devices and merchandise for resale, at the lower of cost (determined on a first-in, first-out basis) and net realizable value. We reverse a previous writedown to net realizable value, not to exceed the original recognized cost, if the inventories later increase in value.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2017	2016
Wireless devices and accessories	251	236
Other finished goods and merchandise	62	79
Total inventories	313	315

Cost of equipment sales and merchandise for resale includes $2,231 million (2016 – $2,088 million) of inventory costs for 2017.

NOTE 16: FINANCIAL RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

ACCOUNTING POLICY

Recognition

We initially recognize cash and cash equivalents, bank advances, accounts receivable, debt securities, and accounts payable and accrued liabilities on the date they originate. All other financial assets and financial liabilities are initially recognized on the trade date when we become a party to the contractual provisions of the instrument.

Classification and measurement

We measure financial instruments by grouping them into classes upon initial recognition, based on the purpose of the individual instruments. We initially measure all financial instruments at fair value plus, in the case of our financial instruments not classified as fair value through profit or loss, transaction costs that are directly attributable to the acquisition or issuance of the financial instruments. The classifications and methods of measurement subsequent to initial recognition of our financial assets and financial liabilities are as follows:

Financial instrument	Classification	Measurement method
Financial assets
Cash and cash equivalents	Loans and receivables	Amortized cost
Accounts receivable	Loans and receivables	Amortized cost
Investments, available-for-sale	Available-for-sale [1]	Fair value

Financial liabilities
Bank advances	Other financial liabilities	Amortized cost
Short-term borrowings	Other financial liabilities [2]	Amortized cost
Accounts payable	Other financial liabilities	Amortized cost
Accrued liabilities	Other financial liabilities	Amortized cost
Long-term debt	Other financial liabilities [2]	Amortized cost

Derivatives [3]
Debt derivatives [4]	Held-for-trading	Fair value
Bond forwards	Held-for-trading	Fair value
Expenditure derivatives	Held-for-trading	Fair value
Equity derivatives	Held-for-trading [5]	Fair value

[1]

Subsequently measured at fair value with changes recognized in other comprehensive income. The net change subsequent to initial recognition, in the case of investments, is reclassified into net income upon disposal of the investment or when the investment becomes impaired.

[2]	Subsequently measured at amortized cost using the effective interest method.
[3]

The derivatives can be in an asset or liability position at a point in time historically or in the future. For derivatives designated as cash flow hedges for accounting purposes, the effective portion of the hedge is recognized in accumulated other comprehensive income and the ineffective portion of the hedge is recognized immediately into net income.

[4]	Debt derivatives related to our credit facility and commercial paper borrowings have not been designated as hedges for accounting purposes.
[5]	Subsequent changes are offset against stock-based compensation expense or recovery in operating costs.

Offsetting financial assets and financial liabilities

We offset financial assets and financial liabilities and present the net amount on the Consolidated Statements of Financial Position when we have a legal right to offset them and intend to settle on a net basis or realize the asset and liability simultaneously.

124    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Derivative instruments

We use derivative instruments to manage risks related to certain activities in which we are involved. They include:

Derivative	The risk they manage	Types of derivative instruments
Debt derivatives	• Impact of fluctuations in foreign exchange rates on principal and interest payments for US dollar-denominated long-term debt	• Cross-currency interest rate exchange agreements • Forward foreign exchange agreements (from time to time as necessary)
Bond forwards	• Impact of fluctuations in market interest rates on forecasted interest payments for expected long-term debt	• Forward interest rate agreements
Expenditure derivatives	• Impact of fluctuations in foreign exchange rates on forecasted US dollar-denominated expenditures	• Forward foreign exchange agreements
Equity derivatives	• Impact of fluctuations in share price on stock-based compensation expense	• Total return swap agreements

We use derivatives only to manage risk, and not for speculative purposes.

When we designate a derivative instrument as a hedging instrument for accounting purposes, we first determine that the hedging instrument will be highly effective in offsetting the changes in fair value or cash flows of the item it is hedging. We then formally document the relationship between the hedging instrument and hedged item, including the risk management objectives and strategy and the methods we will use to assess the ongoing effectiveness of the hedging relationship.

We assess, on a quarterly basis, whether each hedging instrument continues to be highly effective in offsetting the changes in the fair value or cash flows of the item it is hedging.

We assess host contracts in order to identify embedded derivatives requiring separation from the host contracts and account for these embedded derivatives as separate derivatives when we first become party to a contract.

Hedging reserve

The hedging reserve represents the accumulated change in fair value of the derivative instruments to the extent they were effective hedges for accounting purposes, less accumulated amounts reclassified into net income.

Deferred transaction costs

We defer transaction costs associated with issuing long-term debt and direct costs we pay to lenders to obtain revolving credit facilities and amortize them using the effective interest method over the life of the related instrument.

Available-for-sale financial assets reserve

The available-for-sale financial assets reserve represents the accumulated change in fair value of our available-for-sale investments, less accumulated impairment losses related to the investments and accumulated amounts reclassified into net income upon disposal of investments.

Impairment testing

We consider a financial asset impaired if there is objective evidence that one or more events have had a negative effect on its estimated future cash flows and the effect can be reliably estimated. Financial assets that are significant in value are tested for impairment individually. All other financial assets are assessed collectively based on the nature of each asset.

We measure impairment for financial assets as follows:

•

loans and receivables – we measure an impairment loss for loans and receivables as the excess of the carrying amount of the asset over the present value of future cash flows we expect to derive from it, if any. The difference is allocated to an allowance for doubtful accounts and recognized as a loss in net income.

•

available-for-sale financial assets – we measure an impairment loss on available-for-sale financial assets as the excess of the cost to acquire the asset (less any impairment loss we have previously recognized) over its current fair value, if any. The difference is reclassified from the available-for-sale reserve in shareholders’ equity to net income.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Fair value estimates related to our derivatives are made at a specific point in time based on relevant market information and information about the underlying financial instruments. These estimates require assessment of the credit risk of the parties to the instruments and the instruments’ discount rates. These fair values and underlying estimates are also used in the tests of effectiveness of our hedging relationships.

JUDGMENTS

We make significant judgments in determining whether our financial instruments qualify for hedge accounting. These judgments include assessing whether the forecasted transactions designated as hedged items in hedging relationships will materialize as forecasted, whether the hedging relationships designated as effective hedges for accounting purposes continue to qualitatively be effective, and determining the methodology to determine the fair values used in testing the effectiveness of hedging relationships.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    125

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY INFORMATION

We are exposed to credit, liquidity, market price, foreign exchange, and interest rate risks. Our primary risk management objective is to protect our income, cash flows, and, ultimately, shareholder value. We design and implement the risk management strategies discussed below to ensure our risks and the related exposures are consistent with our business objectives and risk tolerance. Below is a summary of our risk exposure by financial instrument.

Financial instrument	Financial risks
Financial assets
Cash and cash equivalents	Credit and foreign exchange
Accounts receivable	Credit and foreign exchange
Investments, available-for-sale	Liquidity, market price, and foreign exchange

Financial liabilities
Bank advances	Liquidity
Short-term borrowings	Liquidity, foreign exchange, and interest rate
Accounts payable	Liquidity
Accrued liabilities	Liquidity
Long-term debt	Liquidity, foreign exchange, and interest rate

Derivatives [1]
Debt derivatives	Credit, liquidity, and foreign exchange
Bond forwards	Credit, liquidity, and interest rate
Expenditure derivatives	Credit, liquidity, and foreign exchange
Equity derivatives	Credit, liquidity, and market price

[1]	Derivatives can be in an asset or liability position at a point in time historically or in the future.

CREDIT RISK

Credit risk represents the financial loss we could experience if a counterparty to a financial instrument, from whom we have an amount owing, failed to meet its obligations under the terms and conditions of its contracts with us.

Our credit risk exposure is primarily attributable to our accounts receivable and to our debt and expenditure derivatives. Our broad customer base limits the concentration of this risk. Our accounts receivable on the Consolidated Statements of Financial Position are net of allowances for doubtful accounts, which management estimates based on prior experience and an assessment of the current economic environment. We believe that our allowance for doubtful accounts sufficiently reflects the credit risk associated with our accounts receivable. As at December 31, 2017, $489 million (2016 – $541 million) of gross accounts receivable are considered past due, which is defined as amounts outstanding beyond normal credit terms and conditions for the respective customers.

Below is summary of the aging of our customer accounts receivable.

	As at December 31
(In millions of dollars)	2017	2016
Customer accounts receivables (net of allowance for doubtful accounts)
Less than 30 days past billing date	896	849
30-60 days past billing date	303	298
61-90 days past billing date	113	134
Greater than 90 days past billing date	73	115
Total	1,385	1,396

Below is a summary of the activity related to our allowance for doubtful accounts.

	Years ended December 31
(In millions of dollars)	2017	2016
Balance, beginning of year	59	86
Allowance for doubtful accounts expense	88	54
Net use	(86)	(81)
Balance, end of year	61	59

We use various controls and processes, such as credit checks, deposits on account, and billing in advance, to mitigate credit risk. We monitor and take appropriate action to suspend services when customers have fully used their approved credit limits or violated established payment terms. While our credit controls and processes have been effective in managing credit risk, they cannot eliminate credit risk and there can be no assurance that these controls will continue to be effective or that our current credit loss experience will continue.

Credit risk related to our debt derivatives, bond forwards, expenditure derivatives, and equity derivatives arises from the possibility that the counterparties to the agreements may default on their obligations. We assess the creditworthiness of the counterparties to minimize the risk of counterparty default and do not require collateral or other security to support the credit risk associated with these derivatives. Counterparties to the entire portfolio of our derivatives are financial institutions with a S&P Global Ratings (or the equivalent) ranging from A+ to AA-.

LIQUIDITY RISK

Liquidity risk is the risk that we will not be able to meet our financial obligations as they fall due. We manage liquidity risk by managing our commitments and maturities, capital structure, and financial leverage (see note 3). We also manage liquidity risk by continually monitoring actual and projected cash flows to ensure we will have sufficient liquidity to meet our liabilities when due, under both normal and stressed conditions, without incurring unacceptable losses or risking damage to our reputation.

126    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Below is a summary of the undiscounted contractual maturities of our financial liabilities and the receivable components of our derivatives as at December 31, 2017 and 2016.

December 31, 2017 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Bank advances	6	6	6	–	–	–
Short-term borrowings	1,585	1,585	1,585	–	–	–
Accounts payable and accrued liabilities	2,931	2,931	2,931	–	–	–
Long-term debt	14,448	14,555	1,756	1,800	2,050	8,949
Other long-term financial liabilities	9	9	2	3	2	2
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	1,538	1,093	445	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,506)	(1,054)	(452)	–	–
Equity derivative instruments	–	(68)	(68)	–	–	–
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	–	7,417	1,435	–	–	5,982
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(8,405)	(1,756)	–	–	(6,649)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	–	956	956	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(934)	(934)	–	–	–
Bond forwards	–	64	64	–	–	–
Net carrying amount of derivatives (asset)	(1,094)
	17,885	18,148	6,016	1,796	2,052	8,284

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

December 31, 2016 (In millions of dollars)	Carrying amount	Contractual cash flows	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Bank advances	71	71	71	–	–	–
Short-term borrowings	800	800	800	–	–	–
Accounts payable and accrued liabilities	2,783	2,783	2,783	–	–	–
Long-term debt	16,080	16,197	750	3,081	2,350	10,016
Other long-term financial liabilities	18	18	–	12	3	3
Expenditure derivative instruments:
Cash outflow (Canadian dollar)	–	1,708	1,240	468	–	–
Cash inflow (Canadian dollar equivalent of US dollar)	–	(1,732)	(1,249)	(483)	–	–
Equity derivative instruments	–	(8)	(8)	–	–	–
Debt derivative instruments accounted for as hedges:
Cash outflow (Canadian dollar)	–	7,417	–	1,435	–	5,982
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(8,996)	–	(1,880)	–	(7,116)
Debt derivative instruments not accounted for as hedges:
Cash outflow (Canadian dollar)	–	201	201	–	–	–
Cash inflow (Canadian dollar equivalent of US dollar) [1]	–	(201)	(201)	–	–	–
Bond forwards	–	51	–	51	–	–
Net carrying amount of derivatives (asset)	(1,659)
	18,093	18,309	4,387	2,684	2,353	8,885

[1]	Represents Canadian dollar equivalent amount of US dollar inflows matched to an equal amount of US dollar maturities in long-term debt for debt derivatives.

Below is a summary of the net interest payments over the life of the long-term debt, including the impact of the associated debt derivatives, as at December 31, 2017 and 2016.

December 31, 2017 (in millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	712	1,160	908	5,409

December 31, 2016 (in millions of dollars)	Less than 1 year	1 to 3 years	4 to 5 years	More than 5 years
Net interest payments	727	1,294	1,033	5,832

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    127

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

MARKET PRICE RISK

Market price risk is the risk that changes in market prices, such as fluctuations in the market prices of our available-for-sale investments or our share price will affect our income, cash flows, or the value of our financial instruments. The derivative instruments we use to manage this risk are described in this note.

Market price risk – publicly-traded investments

We manage risk related to fluctuations in the market prices of our investments in publicly-traded companies by regularly reviewing publicly available information related to these investments to ensure that any risks are within our established levels of risk tolerance. We do not engage in risk management practices such as hedging, derivatives, or short selling with respect to our publicly-traded investments.

Market price risk – Class B Non-Voting Shares

Our liability related to stock-based compensation is remeasured at fair value each period. Stock-based compensation expense is affected by the change in the price of our Class B Non-Voting Shares during the life of an award, including stock options, restricted share units (RSUs), and deferred share units (DSUs). We use equity derivatives from time to time to manage the exposure in our stock-based compensation liability. As a result of our equity derivatives, a one-dollar change in the price of a Class B Non-Voting Shares would not have a material effect on net income.

FOREIGN EXCHANGE RISK

We use debt derivatives to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated long-term debt and short-term borrowings. We designate the debt derivatives related to our senior notes and senior debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We have not designated the debt derivatives related to our US CP program as hedges for accounting purposes. We use expenditure derivatives to manage the foreign exchange risk in our operations, designating them as hedges for certain of our forecasted operational and capital expenditures. As at December 31, 2017, all of our US dollar-denominated long-term debt and short-term borrowings were hedged against fluctuations in foreign exchange rates using debt derivatives. With respect to our long-term debt and US CP program, as a result of our debt derivatives, a one-cent change in the Canadian dollar relative to the US dollar would have no effect on net income.

A portion of our accounts receivable and accounts payable and accrued liabilities is denominated in US dollars. Due to the short-term nature of these receivables and payables, they carry no significant risk from fluctuations in foreign exchange rates as at December 31, 2017.

INTEREST RATE RISK

We are exposed to risk of changes in market interest rates due to the impact this has on interest expense for our short-term borrowings and bank credit facilities. We were previously exposed to risk of changes in market interest rates due to our $250 million floating rate senior unsecured notes that were repaid this year. As at December 31, 2017, 89.5% of our outstanding long-term debt and short-term borrowings was at fixed interest rates (2016 – 91.2%).

Below is a sensitivity analysis for significant exposures with respect to our publicly-traded investments, expenditure derivatives, short-term borrowings, senior notes, and bank credit facilities as at December 31, 2017 and 2016 with all other variables held constant. It shows how net income and other comprehensive income would have been affected by changes in the relevant risk variables.

	Net income		Other comprehensive income
(Change in millions of dollars)	2017	2016	2017	2016
Share price of publicly-traded investments
$1 change	–	–	14	14
Expenditure derivatives – change in foreign exchange rate
$0.01 change in Cdn$ relative to US$	–	–	9	9
Short-term borrowings
1% change in interest rates	12	6	–	–
Senior notes (floating)
1% change in interest rates	–	2	–	–
Bank credit facilities (floating)
1% change in interest rates	–	2	–	–

DERIVATIVE INSTRUMENTS

As at December 31, 2017 and 2016, all of our US dollar-denominated long-term debt instruments were hedged against fluctuations in foreign exchange rates for accounting purposes.

Below is a summary of our net asset (liability) position for our various derivatives.

	As at December 31, 2017
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,301
As liabilities	1,500	1.3388	2,008	(149)
Short-term debt derivatives not accounted for as hedges:
As liabilities	746	1.2869	960	(23)
Net mark-to-market debt derivative asset				1,129
Bond forwards accounted for as cash flow hedges:
As liabilities			900	(64)
Expenditure derivatives accounted for as cash flow hedges:
As assets	240	1.2239	294	5
As liabilities	960	1.2953	1,243	(44)
Net mark-to-market expenditure derivative liability				(39)
Equity derivatives not accounted for as hedges:
As assets			276	68
Net mark-to-market asset				1,094

128    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

	As at December 31, 2016
(In millions of dollars, except exchange rates)	Notional amount (US$)	Exchange rate	Notional amount (Cdn$)	Fair value (Cdn$)
Debt derivatives accounted for as cash flow hedges:
As assets	5,200	1.0401	5,409	1,751
As liabilities	1,500	1.3388	2,008	(68)
Short-term debt derivatives not accounted for as hedges:
As liabilities	150	1.3407	201	–
Net mark-to-market debt derivative asset				1,683
Bond forwards accounted for as cash flow hedges:
As liabilities	–	–	900	(51)
Expenditure derivatives accounted for as cash flow hedges:
As assets	990	1.2967	1,284	40
As liabilities	300	1.4129	424	(21)
Net mark-to-market expenditure derivative asset				19
Equity derivatives not accounted for as hedges:
As assets	–	–	270	8
Net mark-to-market asset				1,659

Below is a summary of the net cash payments on debt derivatives and forward contracts.

	Years ended December 31
(In millions of dollars)	2017	2016
Proceeds on debt derivatives related to US commercial paper	9,692	–
Proceeds on debt derivatives related to credit facility borrowings	2,310	11,167
Total proceeds on debt derivatives	12,002	11,167
Payments on debt derivatives related to US commercial paper	(9,754)	–
Payments on debt derivatives related to credit facility borrowings	(2,327)	(11,159)
Payments on termination of forward contracts	–	(53)
Total payments on debt derivatives and forward contracts	(12,081)	(11,212)
Net payments on settlement of debt derivatives and forward contracts	(79)	(45)

Below is a summary of the changes in fair value of our derivative instruments for 2017 and 2016.

Year ended December 31, 2017 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of period	1,683	–	(51)	19	8	1,659
Proceeds received from settlement of derivatives	–	(12,002)	–	(1,207)	(6)	(13,215)
Payment on derivatives entered	–	12,081	–	1,240	–	13,321
(Decrease) increase in fair value of derivatives	(531)	(102)	(13)	(91)	66	(671)
Derivative instruments, end of period	1,152	(23)	(64)	(39)	68	1,094

Mark-to-market asset	1,301	–	–	5	68	1,374
Mark-to-market liability	(149)	(23)	(64)	(44)	–	(280)
Mark-to-market asset (liability)	1,152	(23)	(64)	(39)	68	1,094

Year ended December 31, 2016 (In millions of dollars)	Debt derivatives (hedged)	Debt derivatives (unhedged)	Bond forwards	Expenditure derivatives	Equity derivatives	Total instruments
Derivative instruments, beginning of period	2,028	–	(91)	158	(15)	2,080
Proceeds received from settlement of derivatives	–	(11,167)	–	(1,116)	(2)	(12,285)
Payment on derivatives entered	–	11,159	53	1,025	–	12,237
(Decrease) increase in fair value of derivatives	(345)	8	(13)	(48)	25	(373)
Derivative instruments, end of period	1,683	–	(51)	19	8	1,659

Mark-to-market asset	1,751	–	–	40	8	1,799
Mark-to-market liability	(68)	–	(51)	(21)	–	(140)
Mark-to-market asset (liability)	1,683	–	(51)	19	8	1,659

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    129

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Below is a summary of the derivative instruments assets and derivative instruments liabilities reflected on our Consolidated Statements of Financial Position.

	As at December 31
(In millions of dollars)	2017	2016
Current asset	421	91
Long-term asset	953	1,708
	1,374	1,799
Current liability	(133)	(22)
Long-term liability	(147)	(118)
	(280)	(140)
Net mark-to-market asset	1,094	1,659

As at December 31, 2017, US$6.7 billion notional amount of our outstanding debt derivatives have been designated as hedges for accounting purposes (2016 – US$6.7 billion). As at December 31, 2017, 100% of our currently outstanding bond forwards and expenditure derivatives have been designated as hedges for accounting purposes (2016 – 100%). In 2017, we recognized a $3 million increase to net income related to hedge ineffectiveness (2016 – $5 million increase).

Debt derivatives

We use cross-currency interest exchange agreements to manage risks from fluctuations in foreign exchange rates associated with our US dollar-denominated debt instruments, credit facility borrowings, and commercial paper borrowings (see note 18). We designate the debt derivatives related to our senior notes and debentures as hedges for accounting purposes against the foreign exchange risk associated with specific debt instruments. We do not designate the debt derivatives related to our credit facility borrowings or commercial paper borrowings as hedges for accounting purposes.

During 2017 and 2016, we entered into and settled debt derivatives related to our credit facility borrowings and US CP program as follows:

	Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	1,610	1.32	2,126
Debt derivatives settled	1,760	1.32	2,327
Net cash paid			(17)

Commercial paper program
Debt derivatives entered	8,266	1.30	10,711
Debt derivatives settled	7,521	1.29	9,692
Net cash paid			(62)

	Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)
Credit facilities
Debt derivatives entered	8,683	1.31	11,360
Debt derivatives settled	8,533	1.31	11,159
Net cash received			8

We did not enter into any debt derivatives related to senior notes in 2017. In 2016, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the US dollar-denominated senior notes issued on November 4, 2016 (see note 20). Below is a summary of the debt derivatives we entered into to hedge senior notes issued during 2016.

(In millions of dollars, except for coupon and interest rates) Effective date		US$		Hedging effect
	Principal/ Notional amount (US$)	Maturity date	Coupon rate	Fixed hedged (Cdn$) interest rate [1]	Equivalent (Cdn$)
November 4, 2016	500	2026	2.900%	2.834%	671

[1]	Converting from a fixed US$ coupon rate to a weighted average Cdn$ fixed rate.

We did not settle any debt derivatives related to senior notes during 2017 and 2016.

130    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Bond forwards

During 2017 or 2016, we did not enter into any new bond forwards.

Below is a summary of the bond forwards into which we have entered to hedge the underlying Government of Canada (GoC) 10-year rate for anticipated future debt that were outstanding as at December 31, 2017 and 2016.

(In millions of dollars, except interest rates)
GoC term (years)	Effective date	Maturity date [1]	Notional amount	Hedged GoC interest rate as at December 31, 2017	Hedged GoC interest rate as at December 31, 2016 [1]	2017	2016
10	December 2014	April 30, 2018	500	2.85%	2.52%	500	500
30	December 2014	December 31, 2018	400	2.65%	2.62%	400	400
Total			900			900	900

[1]

Bond forwards with maturity dates beyond December 31, 2017 are subject to GoC rate re-setting from time to time. The $400 million due in December 2018 was extended in December 2017 such that its rate will reset in April 2018.

On November 4, 2016, we exercised a $500 million notional bond forward due January 4, 2017 in relation to the issuance of the US$500 million senior notes due 2026 and paid $53 million to settle the derivative. The amount paid represents the fair value of the bond forward at the time of settlement and will be reclassified into finance costs from the hedging reserve using the effective interest rate method over the life of the US$500 million senior notes due 2026.

Expenditure derivatives

Below is a summary of the expenditure derivatives into which we entered during 2017 and 2016 to manage foreign exchange risk related to certain forecasted expenditures.

	Years ended December 31
	2017			2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Expenditure derivatives entered	840	1.27	1,070	990	1.33	1,318
Expenditure derivatives settled	930	1.33	1,240	840	1.22	1,025

As at December 31, 2017, we had US$1,200 million of expenditure derivatives outstanding (2016 – US$1,290 million), at an average rate of $1.28/US$ (2016 – $1.32/US$), with terms to maturity ranging from January 2018 to December 2019 (2016 –January 2017 to December 2018). Our outstanding expenditure derivatives maturing in 2018 are hedged at an average exchange rate of $1.30/US$.

Equity derivatives

We have equity derivatives to hedge market price appreciation risk associated with Class B Non-Voting Shares that have been granted under our stock-based compensation programs for stock options, RSUs, and DSUs (see note 24). The equity derivatives were originally entered into at a weighted average price of $50.37 with terms to maturity of one year, extendible for further one-year periods with the consent of the hedge counterparties. In 2017, we executed extension agreements for each of our equity derivative contracts under substantially the same committed terms and conditions with revised expiry dates of April 2018 (from April 2017). The equity derivatives have not been designated as hedges for accounting purposes.

During 2017, we settled existing equity derivatives for net proceeds of $6 million and entered into new derivatives on 1.0 million Class B Non-Voting Shares with an expiry date of March 2018. In August 2016, we settled 0.3 million equity derivatives at a weighted average price of $58.16 as a result of a reduction in the number of share-based compensation units outstanding.

During 2017, we recognized a recovery, net of interest receipts, of $74 million (2016 – $33 million recovery), in stock-based compensation expense related to the change in fair value of our equity derivative contracts net of received payments. As at December 31, 2017, the fair value of the equity derivatives was an asset of $68 million (2016 – $8 million asset), which is included in current portion of derivative instruments.

As at December 31, 2017, we had equity derivatives outstanding for 5.4 million (2016 – 5.4 million) Class B Non-Voting Shares with a weighted average price of $51.44 (2016 – $50.30).

FAIR VALUES OF FINANCIAL INSTRUMENTS

The carrying values of cash and cash equivalents, accounts receivable, bank advances, short-term borrowings, and accounts payable and accrued liabilities approximate their fair values because of the short-term nature of these financial instruments.

We determine the fair value of each of our publicly-traded investments using quoted market values. We determine the fair value of our private investments by using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches. These are applied appropriately to each investment depending on its future operating and profitability prospects.

The fair values of each of our public debt instruments are based on the period-end estimated market yields, or period-end trading

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    131

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

values, where available. We determine the fair values of our debt derivatives and expenditure derivatives using an estimated credit-adjusted mark-to-market valuation by discounting cash flows to the measurement date. In the case of debt derivatives and expenditure derivatives in an asset position, the credit spread for the financial institution counterparty is added to the risk-free discount rate to determine the estimated credit-adjusted value for each derivative. For these debt derivatives and expenditure derivatives in a liability position, our credit spread is added to the risk-free discount rate for each derivative.

The fair values of our equity derivatives are based on the period-end quoted market value of Class B Non-Voting Shares.

Our disclosure of the three-level fair value hierarchy reflects the significance of the inputs used in measuring fair value:

•	financial assets and financial liabilities in Level 1 are valued by referring to quoted prices in active markets for identical assets and liabilities;
•	financial assets and financial liabilities in Level 2 are valued using inputs based on observable market data, either directly or indirectly, other than the quoted prices;
•	Level 3 valuations are based on inputs that are not based on observable market data.

There were no material financial instruments categorized in Level 3 as at December 31, 2017 and 2016 and there were no transfers between Level 1, Level 2, or Level 3 during the respective periods.

Below is a summary of the financial instruments carried at fair value.

	As at December 31
	Carrying value		Fair value (Level 1)		Fair value (Level 2)
(In millions of dollars)	2017	2016	2017	2016	2017	2016
Financial assets
Available-for-sale, measured at fair value:
Investments in publicly-traded companies	1,465	1,047	1,465	1,047	–	–
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	1,301	1,751	–	–	1,301	1,751
Expenditure derivatives accounted for as cash flow hedges	5	40	–	–	5	40
Equity derivatives not accounted for as cash flow hedges	68	8	–	–	68	8
Total financial assets	2,839	2,846	1,465	1,047	1,374	1,799
Financial liabilities
Held-for-trading:
Debt derivatives accounted for as cash flow hedges	149	68	–	–	149	68
Debt derivatives not accounted for as hedges	23	–	–	–	23	–
Bond forwards accounted for as cash flow hedges	64	51	–	–	64	51
Expenditure derivatives accounted for as cash flow hedges	44	21	–	–	44	21
Total financial liabilities	280	140	–	–	280	140

Below is a summary of the fair value of our long-term debt.

			As at December 31
(In millions of dollars)		2017		2016
	Carrying amount	Fair value [1]	Carrying amount	Fair value [1]
Long-term debt (including current portion)	14,448	16,134	16,080	17,628

[1]	Long-term debt (including current portion) is measured at Level 2 in the three-level fair value hierarchy, based on year-end trading values.

We did not have any non-derivative held-to-maturity financial assets during the years ended December 31, 2017 and 2016.

NOTE 17: INVESTMENTS

ACCOUNTING POLICY

Investments in publicly-traded and private companies

We classify our investments in companies where we have no control or significant influence as available-for-sale investments and account for them as follows:

•	publicly-traded companies – at fair value based on publicly quoted prices; and
•	private companies – at fair value using implied valuations from follow-on financing rounds, third-party sale negotiations, or market-based approaches.

Investments in associates and joint arrangements

An entity is an associate when we have significant influence over the entity’s financial and operating policies but do not control the entity. We are generally presumed to have significant influence over an entity when we hold more than 20% of the voting power.

132    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

A joint arrangement exists when there is a contractual agreement that establishes joint control over activities and requires unanimous consent for strategic financial and operating decisions. We classify our interests in joint arrangements into one of two categories:

•	joint ventures – when we have the rights to the net assets of the arrangement; and
•	joint operations – when we have the rights to the assets and obligations for the liabilities related to the arrangement.

We use the equity method to account for our investments in associates and joint ventures; we recognize our proportionate interest in the assets, liabilities, revenue, and expenses of our joint operations.

We initially recognize our investments in associates and joint ventures at cost and subsequently increase or decrease the carrying amounts based on our share of each entity’s income or loss. Distributions we receive from these entities reduce the carrying amounts of our investments.

We eliminate unrealized gains and losses from our investments in associates or joint ventures against our investments, up to the amount of our interest in the entities.

Impairment in associates and joint ventures

At the end of each reporting period, we assess whether there is objective evidence that impairment exists in our investments in associates and joint ventures. If objective evidence exists, we compare the carrying amount of the investment to its recoverable amount and recognize the excess over the recoverable amount, if any, as a loss in net income.

EXPLANATORY INFORMATION

	As at December 31
(In millions of dollars)	2017	2016
Investments in:
Publicly-traded companies	1,465	1,047
Private companies	167	169
Investments, available-for-sale	1,632	1,216
Investments, associates and joint ventures	929	958
Total investments	2,561	2,174

INVESTMENTS, AVAILABLE-FOR-SALE

Publicly-traded companies

We hold a number of interests in publicly-traded companies. This year we recognized realized losses of nil and unrealized gains of $418 million (2016 – nil of realized losses and $81 million of unrealized gains) with corresponding amounts in net income and other comprehensive income, respectively.

INVESTMENTS, ASSOCIATES, AND JOINT VENTURES

We have interests in a number of associates and joint ventures, some of which include:

Maple Leaf Sports and Entertainment Limited (MLSE)

MLSE, a sports and entertainment company, owns and operates the Air Canada Centre, the NHL’s Toronto Maple Leafs, the NBA’s Toronto Raptors, MLS’ Toronto FC, the CFL’s Toronto Argonauts, the AHL’s Toronto Marlies, and other assets. We, along with BCE Inc. (BCE), jointly own an indirect net 75% equity interest in MLSE with our portion representing a 37.5% equity interest in MLSE. Our investment in MLSE is accounted for as a joint venture using the equity method.

Glentel

Glentel is a large, multicarrier mobile phone retailer with several hundred Canadian wireless retail distribution outlets. We own a 50% equity interest in Glentel, with the remaining 50% interest owned by BCE. Our investment in Glentel is accounted for as a joint venture using the equity method.

shomi

shomi was a joint venture equally owned by Rogers and Shaw and previously operated a premium subscription video-on-demand service offering movies and television series for viewing online and through cable set-top boxes. Our investment in shomi was accounted for as a joint venture using the equity method. In 2016, we announced the decision to wind down our shomi joint venture (see note 11). In 2017, the remaining assets associated with shomi were transferred to their respective partners and the partnership was officially wound up.

Below is a summary of financial information pertaining to our significant associates and joint ventures and our portions thereof.

	As at or years ended December 31
(In millions of dollars)	2017	2016
Current assets	515	518
Long-term assets	3,269	3,391
Current liabilities	(1,184)	(1,186)
Long-term liabilities	(825)	(1,082)
Total net assets	1,775	1,641
Our share of net assets	927	834
Revenue	1,706	1,596
Expenses	(1,686)	(2,027)
Net income (loss)	20	(431)
Our share of net income (loss)	14	(216)

One of our joint ventures has a non-controlling interest that has a right to require our joint venture to purchase that non-controlling interest at a future date at fair value.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    133

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 18: SHORT-TERM BORROWINGS

Below is a summary of our short-term borrowings as at December 31, 2017 and 2016.

	As at December 31
(In millions of dollars)	2017	2016
Accounts receivable securitization program	650	800
US commercial paper program	935	–
Total short-term borrowings	1,585	800

Below is a summary of the activity relating to our short-term borrowings for the years ended December 31, 2017 and 2016.

	Year ended December 31, 2017			Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)
Proceeds received from accounts receivable securitization			530			295
Repayment of accounts receivable securitization			(680)			(295)
Net repayment of accounts receivable securitization			(150)			–
Proceeds received from US commercial paper	8,267	1.30	10,712	–	–	–
Repayment of US commercial paper	(7,530)	1.29	(9,704)	–	–	–
Net proceeds received from US commercial paper	737	1.37	1,008			–
Net proceeds received on short-term borrowings			858			–

ACCOUNTS RECEIVABLE SECURITIZATION PROGRAM

We participate in an accounts receivable securitization program with a Canadian financial institution that allows us to sell certain trade receivables into the program. As at December 31, 2017, the proceeds of the sales were committed up to a maximum of $1,050 million (2016 – $1,050 million). Effective July 8, 2016, we extended the term of the program from January 1, 2018 to January 1, 2019. Effective October 27, 2017, we further extended the term of the program to November 1, 2020.

	As at December 31
(In millions of dollars)	2017	2016
Trade accounts receivable sold to buyer as security	1,355	1,460
Short-term borrowings from buyer	(650)	(800)
Overcollateralization	705	660

	Years ended December 31
(In millions of dollars)	2017	2016
Accounts receivable securitization program, beginning of period	800	800
Net repayment of accounts receivable securitization	(150)	–
Accounts receivable securitization program, end of period	650	800

We continue to service and retain substantially all of the risks and rewards relating to the accounts receivable we sell, and therefore, the receivables remain recognized on our Consolidated Statements of Financial Position and the funding received is recognized as short-term borrowings. The buyer’s interest in these trade receivables ranks ahead of our interest. The program restricts us from using the receivables as collateral for any other purpose. The buyer of our trade receivables has no claim on any of our other assets.

US COMMERCIAL PAPER PROGRAM

In 2017, we entered into a US CP program that allowed us to issue up to a maximum aggregate principal amount of US$1 billion. In December 2017, we increased the maximum aggregate principal amount allowed under our US CP program to US$1.5 billion. Funds can be borrowed under this program with terms to maturity ranging from 1 to 397 days, subject to ongoing market conditions. Any issuances made under the US CP program will be issued at a discount. Borrowings under our US CP program are classified as short-term borrowings on our Consolidated Statements of Financial Position when they are due within one year from the date of the financial statements.

	Year ended December 31, 2017
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)
US commercial paper, beginning of period	–	–	–
Net proceeds received from US commercial paper	737	1.37	1,008
Discounts on issuance [1]	9	1.33	12
Gain on foreign exchange [1]			(85)
US commercial paper, end of period	746	1.25	935

[1]	Included in finance costs.

134    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Concurrent with the commercial paper issuances, we entered into debt derivatives to hedge the foreign currency risk associated with the principal and interest components of the borrowings under the

US CP program (see note 16). We have not designated these debt derivatives as hedges for accounting purposes.

NOTE 19: PROVISIONS

ACCOUNTING POLICY

Decommissioning and restoration costs

We use network and other assets on leased premises in some of our business activities. We expect to exit these premises in the future and we therefore make provisions for the costs associated with decommissioning the assets and restoring the locations to their original conditions when we have a legal or constructive obligation to do so. We calculate these costs based on a current estimate of the costs that will be incurred, project those costs into the future based on management’s best estimates of future trends in prices, inflation, and other factors, and discount them to their present value. We revise our forecasts when business conditions or technological requirements change.

When we recognize a decommissioning liability, we recognize a corresponding asset in property, plant and equipment and depreciate the asset based on the corresponding asset’s useful life following our depreciation policies for property, plant and equipment. We recognize the accretion of the liability as a charge to finance costs on the Consolidated Statements of Income.

Restructuring

We make provisions for restructuring when we have approved a detailed and formal restructuring plan and either the restructuring has started or management has announced the plan’s main features to the employees affected by it. Restructuring obligations that have uncertain timing or amounts are recognized as provisions; otherwise they are recognized as accrued liabilities. All charges are recognized in restructuring, acquisition and other on the Consolidated Statements of Income (see note 9).

Onerous contracts

We make provisions for onerous contracts when the unavoidable costs of meeting our obligation under a contract exceed the benefits we expect to realize from it. We measure these provisions at the present value of the lower of the expected cost of terminating the contract or the expected cost of continuing with the contract. We recognize any impairment loss on the assets associated with the contract before we make the provision.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

We recognize a provision when a past event creates a legal or constructive obligation that can be reasonably estimated and is likely to result in an outflow of economic resources. We recognize a provision even when the timing or amount of the obligation may be uncertain, which can require us to use significant estimates.

JUDGMENTS

Significant judgment is required to determine when we are subject to unavoidable costs arising from onerous contracts. These judgments may include, for example, whether a certain promise is legally binding or whether we may be successful in negotiations with the counterparty.

EXPLANATORY INFORMATION

(In millions of dollars)	Decommissioning Liabilities	shomi	Other	Total
December 31, 2016	35	112	20	167
Additions	–	–	1	1
Adjustments to existing provisions	4	–	–	4
Reversals	–	(20)	–	(20)
Amounts used	(4)	(92)	(17)	(113)
December 31, 2017	35	–	4	39
Current	2	–	2	4
Long-term	33	–	2	35

Decommissioning and restoration costs

Cash outflows associated with our decommissioning liabilities are generally expected to occur at the decommissioning dates of the assets to which they relate, which are long-term in nature. The timing and extent of restoration work that will ultimately be required for these sites is uncertain.

shomi

In 2016, we announced the decision to wind down our shomi joint venture. shomi was equally owned by Rogers and Shaw. We were therefore responsible for our portion of any remaining contractual liabilities (most significantly video content costs) incurred by the venture. In 2016, we recognized a provision related to our share of the remaining obligations based on our best estimate of the expected future costs. In 2017, we recognized a $20 million provision reversal related to the wind-down of shomi (see note 11).

Other

Other provisions include various legal claims, which are expected to be settled within five years.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    135

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 20: LONG-TERM DEBT

				As at December 31
(In millions of dollars, except interest rates)	Due date	Principal amount	Interest rate	2017	2016
Bank credit facilities (Cdn$ portion)			Floating	–	100
Bank credit facilities (US$ portion)		US	Floating	–	201
Senior notes	2017	250	Floating	–	250
Senior notes	2017	500	3.000%	–	500
Senior notes	2018	US 1,400	6.800%	1,756	1,880
Senior notes	2019	400	2.800%	400	400
Senior notes	2019	500	5.380%	500	500
Senior notes	2020	900	4.700%	900	900
Senior notes	2021	1,450	5.340%	1,450	1,450
Senior notes	2022	600	4.000%	600	600
Senior notes	2023	US 500	3.000%	627	671
Senior notes	2023	US 850	4.100%	1,066	1,141
Senior notes	2024	600	4.000%	600	600
Senior notes	2025	US 700	3.625%	878	940
Senior notes	2026	US 500	2.900%	627	671
Senior debentures [1]	2032	US 200	8.750%	251	269
Senior notes	2038	US 350	7.500%	439	470
Senior notes	2039	500	6.680%	500	500
Senior notes	2040	800	6.110%	800	800
Senior notes	2041	400	6.560%	400	400
Senior notes	2043	US 500	4.500%	627	671
Senior notes	2043	US 650	5.450%	816	873
Senior notes	2044	US 1,050	5.000%	1,318	1,410
				14,555	16,197
Deferred transaction costs and discounts				(107)	(117)
Less current portion				(1,756)	(750)

Total long-term debt				12,692	15,330

[1]	Senior debentures originally issued by Rogers Cable Inc. which are unsecured obligations of RCI and for which RCCI was an unsecured guarantor as at December 31, 2017 and 2016.

Each of the above senior notes and debentures are unsecured and, as at December 31, 2017, were guaranteed by RCCI, ranking equally with all of RCI’s other senior notes, debentures, bank credit facilities, and letter of credit facilities. We use derivatives to hedge the foreign exchange risk associated with the principal and interest components of all of our US dollar-denominated senior notes and debentures (see note 16).

136    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

The tables below summarize the activity relating to our long-term debt for the years ended December 31, 2017 and 2016.

	Year ended December 31, 2017			Year ended December 31, 2016
(In millions of dollars, except exchange rates)	Notional (US$)	Exchange rate	Notional (Cdn$)	Notional (US$)	Exchange rate	Notional (Cdn$)

Credit facility borrowings (Cdn$)			1,730			1,140
Credit facility borrowings (US$)	960	1.32	1,269	2,188	1.31	2,877
Total credit facility borrowings			2,999			4,017

Credit facility repayments (Cdn$)			(1,830)			(1,540)
Credit facility repayments (US$)	(1,110)	1.31	(1,453)	(2,038)	1.32	(2,686)
Total credit facility repayments			(3,283)			(4,226)

Net repayments under credit facilities			(284)			(209)

Senior note issuances (US$)	–	–	–	500	1.34	671
Senior note repayments (Cdn$)			(750)			(1,000)

Net repayment of senior notes			(750)			(329)

Net repayment of long-term debt			(1,034)			(538)

	Years ended December 31
(In millions of dollars)	2017	2016
Long-term debt net of transaction costs, beginning of period	16,080	16,870
Net repayment of long-term debt	(1,034)	(538)
Gain on foreign exchange	(608)	(245)
Deferred transaction costs incurred	(3)	(12)
Amortization of deferred transaction costs	13	5
Long-term debt net of transaction costs, end of period	14,448	16,080

WEIGHTED AVERAGE INTEREST RATE

As at December 31, 2017, our effective weighted average interest rate on all debt and short-term borrowings, including the effect of all of the associated debt derivative and bond forward instruments, was 4.70% (2016 – 4.72%).

BANK CREDIT AND LETTER OF CREDIT FACILITIES

Our $3.2 billion revolving credit facility is available on a fully revolving basis until maturity and there are no scheduled reductions prior to maturity. The interest rate charged on borrowings from the revolving credit facility ranges from nil to 1.25% per annum over the bank prime rate or base rate, or 0.85% to 2.25% over the bankers’ acceptance rate or London Inter-Bank Offered Rate.

In 2017, we amended our revolving credit facility to, among other things, extend the maturity date of the original $2.5 billion facility from September 2020 to March 2022. In addition, we added a $700 million tranche to the facility that matures in March 2020. As a result, the total credit limit for the facility is now $3.2 billion.

In 2017, we repaid the entire balance that was outstanding under our non-revolving bank credit facility. As a result of this repayment, this facility was terminated.

Effective April 1, 2016, we amended our $2.5 billion revolving credit facility to, among other things, extend the maturity date from July 2019 to September 2020. At the same time, we also amended the $1.0 billion non-revolving credit facility to, among other things, extend the maturity date from April 2017 to April 2018. As a result of the repayments made during 2016, we reduced the amount of borrowings available under our non-revolving credit facility from $1.0 billion to $301 million.

As at December 31, 2017, we had nil drawn under our bank credit facilities (2016 – $301 million ($100 million and US$150 million)). We had entered into debt derivatives related to the US dollar-denominated portion of these borrowings to convert all the interest and principal payment obligations to Canadian dollars (see note 16) as at December 31, 2016.

As at December 31, 2017, we had available liquidity of $2.3 billion (2016 – $2.4 billion) under our $3.3 billion bank and letter of credit facilities (2016 – $2.9 billion), of which we had utilized $0.1 billion (2016 – $0.4 billion) and reserved $0.9 billion to backstop amounts outstanding under our US CP program borrowings (2016 – nil).

SENIOR NOTES AND DEBENTURES

We pay interest on all of our fixed-rate senior notes and debentures on a semi-annual basis. We paid interest on our floating rate senior notes on a quarterly basis.

We have the option to redeem each of our fixed-rate senior notes and debentures, in whole or in part, at any time, if we pay the premiums specified in the corresponding agreements.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    137

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Issuance of senior notes

Below is a summary of the senior notes that we issued in 2016. We did not issue any senior notes in 2017.

(In millions of dollars, except interest rates and discounts)
Date Issued	Principal amount		Due date	Interest rate	Discount/ premium at issuance	Total gross proceeds [1] (Cdn$)	Transaction costs and discounts [2] (Cdn$)
2016 issuances
November 4, 2016	US	500	2026	2.900%	98.354%	671	17

[1]	Gross proceeds before transaction costs and discounts.
[2]	Transaction costs and discounts are included as deferred transaction costs and discounts in the carrying value of the long-term debt, and recognized in net income using the effective interest method.

Concurrent with the 2016 issuance, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars (see note 16).

On February 8, 2018, we issued US$750 million senior notes due 2048 at a rate of 4.300%. At the same time, we entered into debt derivatives to convert all interest and principal payment obligations to Canadian dollars. As a result, we received net proceeds of $938 million from the issuance. We intend to use these funds for general corporate purposes, which may include the repayment at maturity of our outstanding commercial paper under our US CP program.

Repayment of senior notes and related derivative settlements

Below is a summary of the repayment of our senior notes during 2017 and 2016. There were no debt derivatives associated with these repayments.

(In millions of dollars)
Maturity date	Notional amount (Cdn$)
2017 repayments
March 2017	250
June 2017	500
Total for 2017	750

2016 repayments
May 2016	1,000

PRINCIPAL REPAYMENTS

Below is a summary of the principal repayments on our long-term debt due in each of the next five years and thereafter as at December 31, 2017.

(In millions of dollars)
2018	1,756
2019	900
2020	900
2021	1,450
2022	600
Thereafter	8,949
Total long-term debt	14,555

TERMS AND CONDITIONS

As at December 31, 2017 and 2016, we were in compliance with all financial covenants, financial ratios, and all of the terms and conditions of our long-term debt agreements. There were no financial leverage covenants in effect other than those under our bank credit and letter of credit facilities.

The 8.75% debentures due in 2032 contain debt incurrence tests and restrictions on additional investments, sales of assets, and payment of dividends, all of which are suspended in the event the public debt securities are assigned investment-grade ratings by at least two of three specified credit rating agencies. As at December 31, 2017, these public debt securities were assigned an investment-grade rating by each of the three specified credit rating agencies and, accordingly, these restrictions have been suspended as long as the investment-grade ratings are maintained. Our other senior notes do not have any of these restrictions, regardless of the related credit ratings. The repayment dates of certain debt agreements can also be accelerated if there is a change in control of RCI.

NOTE 21: OTHER LONG-TERM LIABILITIES

		As at December 31
(In millions of dollars)	Note	2017	2016
Deferred pension liability	22	460	404
Supplemental executive retirement plan	22	66	62
Stock-based compensation	24	66	64
Other		21	32
Total other long-term liabilities		613	562

138    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

NOTE 22: POST-EMPLOYMENT BENEFITS

ACCOUNTING POLICY

Post-employment benefits – defined benefit pension plans

We offer contributory and non-contributory defined benefit pension plans that provide employees with a lifetime monthly pension on retirement.

We separately calculate our net obligation for each defined benefit pension plan by estimating the amount of future benefits employees have earned in return for their service in the current and prior years and discounting those benefits to determine their present value.

We accrue our pension plan obligations as employees provide the services necessary to earn the pension. We use a discount rate based on market yields on high-quality corporate bonds at the measurement date to calculate the accrued pension benefit obligation. Remeasurements of the accrued pension benefit obligation are determined at the end of the year and include actuarial gains and losses, returns on plan assets, and any change in the effect of the asset ceiling. These are recognized in other comprehensive income and retained earnings.

The cost of pensions is actuarially determined and takes into account the following assumptions and methods for pension accounting related to our defined benefit pension plans:

•	expected rates of salary increases for calculating increases in future benefits;
•	mortality rates for calculating the life expectancy of plan members; and
•	past service costs from plan amendments are immediately expensed in net income.

We recognize our net pension expense for our defined benefit pension plans and contributions to defined contribution plans as an employee benefit expense in operating costs on the Consolidated Statements of Income in the periods the employees provide the related services.

Post-employment benefits – Defined Contribution Pension Plan

On July 1, 2016, we closed the defined benefit pension plans to new members and introduced a Defined Contribution Pension Plan. This change did not impact current members; any employee enrolled in any of the defined benefit pension plans continues to earn pension benefits and credited service in their respective plan.

We recognize a pension expense in relation to our contributions to the Defined Contribution Pension Plan when the employee provides service to the Company.

Termination benefits

We recognize termination benefits as an expense when we are committed to a formal detailed plan to terminate employment before the normal retirement date and it is not realistic that we will withdraw it.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Detailed below are the significant assumptions used in the actuarial calculations used to determine the amount of the defined benefit pension obligation and related expense.

Significant estimates are involved in determining pension-related balances. Actuarial estimates are based on projections of employees’ compensation levels at the time of retirement. Maximum retirement benefits are primarily based on career average earnings, subject to certain adjustments. The most recent actuarial valuations were completed as at January 1, 2017.

Principal actuarial assumptions

	2017	2016
Weighted average of significant assumptions:

Defined benefit obligation
Discount rate	3.7%	4.1%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM B Scale	CIA Private with CPM B Scale
Pension expense
Discount rate	4.1%	4.3%
Rate of compensation increase	3.0%	3.0%
Mortality rate	CIA Private with CPM B Scale	CIA Private with CPM B Scale

Sensitivity of key assumptions

In the sensitivity analysis shown below, we determine the defined benefit obligation for our funded plans using the same method used to calculate the defined benefit obligation we recognize on the Consolidated Statements of Financial Position. We calculate sensitivity by changing one assumption while holding the others constant. This leads to limitations in the analysis as the actual change in defined benefit obligation will likely be different from that shown in the table, since it is likely that more than one assumption will change at a time, and that some assumptions are correlated.

	Increase (decrease) in accrued benefit obligation		Increase (decrease) in pension expense
(In millions of dollars)	2017	2016	2017	2016
Discount rate
Impact of 0.5% increase	(207)	(174)	(25)	(21)
Impact of 0.5% decrease	237	199	27	23

Rate of future compensation increase
Impact of 0.25% increase	21	18	4	4
Impact of 0.25% decrease	(21)	(18)	(4)	(4)

Mortality rate
Impact of 1 year increase	49	48	6	5
Impact of 1 year decrease	(52)	(49)	(6)	(5)

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    139

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

EXPLANATORY INFORMATION

We sponsor a number of contributory and non-contributory pension arrangements for employees, including defined benefit and defined contributions plans. We do not provide any non-pension post-retirement benefits. We also provide unfunded supplemental pension benefits to certain executives.

The Rogers Defined Benefit Pension Plan provides a defined pension based on years of service and earnings, with no increases in retirement for inflation. The plan was closed to new members on July 1, 2016. Participation in the plan was voluntary and enrolled employees are required to make regular contributions into the plan. In 2009 and 2011, we purchased group annuities for our then-retirees. Accordingly, the current plan members are primarily active Rogers employees as opposed to retirees. An unfunded supplemental pension plan is provided to certain senior executives to provide benefits in excess of amounts that can be provided from the defined benefit pension plan under the Income Tax Act (Canada)’s maximum pension limits.

We also sponsor smaller defined benefit pension plans in addition to the Rogers Defined Benefit Pension Plan. The Pension Plan for Employees of Rogers Communications Inc. and the Rogers Pension Plan for Selkirk Employees are closed legacy defined benefit pension plans. The Pension Plan for Certain Federally Regulated Employees of Rogers Cable Communications Inc. is similar to the main pension plan but only federally regulated employees from the Cable business were eligible to participate; this plan was closed to new members on July 1, 2016.

In addition to the defined benefit pension plans, we also provide various defined contribution plans to certain groups of employees of the Company and to employees hired after March 31, 2016 who choose to join. Additionally, we provide other tax-deferred savings arrangements, including a Group RRSP and a Group TFSA program, which are accounted for as deferred contribution arrangements.

The Pension Committee of the Board oversees the administration of our registered pension plans, which includes the following principal areas:

•	overseeing the funding, administration, communication, and investment management of the plans;
•	selecting and monitoring the performance of all third parties performing duties in respect of the plans, including audit, actuarial, and investment management services;
•	proposing, considering, and approving amendments;
•	proposing, considering, and approving amendments to the Statement of Investment Policies and Procedures;
•	reviewing management and actuarial reports prepared in respect of the administration of the pension plans; and
•	reviewing and approving the audited financial statements of the pension plan funds.

The assets of the defined benefit pension plans are held in segregated accounts that are isolated from our assets. They are invested and managed following all applicable regulations and the Statement of Investment Policies and Procedures with the objective of having adequate funds to pay the benefits promised by the plan. Investment and market return risk is managed by:

•	contracting professional investment managers to execute the investment strategy following the Statement of Investment Policies and Procedures and regulatory requirements;
•	specifying the kinds of investments that can be held in the plans and monitoring compliance;
•	using asset allocation and diversification strategies; and
•	purchasing annuities from time to time.

The funded pension plans are registered with the Office of the Superintendent of Financial Institutions and are subject to the Federal Pension Benefits Standards Act. Two of the defined contribution plans are registered with the Financial Services Commission of Ontario, subject to the Ontario Pension Benefits Act. The plans are also registered with the Canada Revenue Agency and are subject to the Income Tax Act (Canada). The benefits provided under the plans and the contributions to the plans are funded and administered in accordance with all applicable legislation and regulations.

The defined benefit pension plans are subject to certain risks related to contribution increases, inadequate plan surplus, unfunded obligations, and market rates of return, which we mitigate through the governance described above. Any significant changes to these items may affect our future cash flows.

Below is a summary of the estimated present value of accrued plan benefits and the estimated market value of the net assets available to provide these benefits for our funded plans.

	As at December 31
(In millions of dollars)	2017	2016
Plan assets, at fair value	1,890	1,619
Accrued benefit obligations	(2,342)	(2,006)
Net deferred pension liability	(452)	(387)
Consists of:
Deferred pension asset	8	17
Deferred pension liability	(460)	(404)
Net deferred pension liability	(452)	(387)

Below is a summary of our pension fund assets.

	Years ended December 31
(In millions of dollars)	2017	2016
Plan assets, beginning of year	1,619	1,432
Interest income	72	68
Remeasurements, return on plan assets recognized in other comprehensive income (loss) and equity	92	32
Contributions by employees	42	35
Contributions by employer	145	125
Benefits paid	(76)	(70)
Administrative expenses paid from plan assets	(4)	(3)
Plan assets, end of year	1,890	1,619

140    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

Below is a summary of the accrued benefit obligations arising from funded obligations.

	Years ended December 31
(In millions of dollars)	2017	2016
Accrued benefit obligations, beginning of year	2,006	1,713
Service cost	137	119
Interest cost	81	75
Benefits paid	(76)	(70)
Contributions by employees	42	35
Remeasurements, recognized in other comprehensive income and equity	152	134
Accrued benefit obligations, end of year	2,342	2,006

Below is a summary of the effect of the asset ceiling.

	Years ended December 31
(In millions of dollars)	2017	2016
Asset ceiling, beginning of year	–	(3)
Interest	–	–
Remeasurements, change in asset ceiling (excluding interest income)	–	3
Asset ceiling, end of year	–	–

Plan assets are comprised mainly of pooled funds that invest in common stocks and bonds that are traded in an active market. Below is a summary of the fair value of the total pension plan assets by major category.

	As at December 31
(In millions of dollars)	2017	2016
Equity securities	1,134	990
Debt securities	742	625
Other – cash	14	4
Total fair value of plan assets	1,890	1,619

Below is a summary of our net pension expense. Net interest cost is included in finance costs; other pension expenses are included in salaries and benefits expense in operating costs on the Consolidated Statements of Income.

	Years ended December 31
(In millions of dollars)	2017	2016
Plan cost:
Service cost	137	119
Net interest cost	9	7
Net pension expense	146	126
Administrative expense	4	3
Total pension cost recognized in net income	150	129

Net interest cost, a component of the plan cost above, is included in finance costs and is outlined as follows:

	Years ended December 31
(In millions of dollars)	2017	2016
Interest income on plan assets	(72)	(68)
Interest cost on plan obligation	81	75
Net interest cost recognized in finance costs	9	7

The remeasurement recognized in the Consolidated Statements of Comprehensive Income is determined as follows:

	Years ended December 31
(In millions of dollars)	2017	2016
Return on plan assets (excluding interest income)	92	32
Change in financial assumptions	(168)	(69)
Effect of experience adjustments	16	(65)
Change in asset ceiling	–	3
Remeasurement loss recognized in other comprehensive loss and equity	(60)	(99)

We also provide supplemental unfunded pension benefits to certain executives. Below is a summary of our accrued benefit obligations, pension expense included in employee salaries and benefits, net interest cost, and other comprehensive income.

	Years ended December 31
(In millions of dollars)	2017	2016
Accrued benefit obligation, beginning of year	62	56
Pension expense included in employee salaries and benefits expense	2	5
Net interest cost recognized in finance costs	3	2
Remeasurement loss recognized in other comprehensive income	2	2
Benefits paid	(3)	(3)
Accrued benefit obligation, end of year	66	62

We also have defined contribution plans with total pension expense of $6 million in 2017 (2016 – $3 million), which is included in employee salaries and benefits expense.

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    141

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

ALLOCATION OF PLAN ASSETS

	Allocation of plan assets		Target asset allocation percentage
	2017	2016
Equity securities:
Domestic	11.8%	12.4%	7% to 17%
International	48.1%	48.8%	33% to 63%
Debt securities	39.3%	38.5%	30% to 50%
Other – cash	0.8%	0.3%	0% to 2%
Total	100.0%	100.0%

Plan assets consist primarily of pooled funds that invest in common stocks and bonds. The pooled funds have investments in our equity securities and corporate bonds. As a result, approximately $7 million (2016 – $2 million) of plan assets are indirectly invested in our own securities under our defined benefit plans.

We make contributions to the plans to secure the benefits of plan members and invest in permitted investments using the target ranges established by our Pension Committee, which reviews actuarial assumptions on an annual basis.

Below is a summary of the actual contributions to the plans.

	Years ended December 31
(In millions of dollars)	2017	2016
Employer contribution	145	125
Employee contribution	42	35
Total contribution	187	160

We estimate our 2018 employer contributions to our funded plans to be $141 million. The actual value will depend on the results of the 2018 actuarial funding valuations. The average duration of the defined benefit obligation as at December 31, 2017 is 19 years (2016 –19 years).

Actual net return on plan assets was $160 million in 2017 (2016 –$97 million).

We have recognized a cumulative loss in other comprehensive income and retained earnings of $425 million as at December 31, 2017 (2016 – $380 million).

NOTE 23: SHAREHOLDERS’ EQUITY

CAPITAL STOCK

Share class	Number of shares authorized for issue	Features	Voting rights
Preferred shares	400,000,000	• Without par value • Issuable in series, with rights and terms of each series to be fixed by the Board prior to the issue of any series	• None
RCI Class A Voting Shares	112,474,388	• Without par value • Each share can be converted into one Class B Non-Voting share	• Each share entitled to 50 votes
RCI Class B Non-Voting Shares	1,400,000,000	• Without par value	• None

RCI’s Articles of Continuance under the Business Corporations Act (British Columbia) impose restrictions on the transfer, voting, and issue of Class A Shares and Class B Non-Voting Shares to ensure we remain qualified to hold or obtain licences required to carry on certain of our business undertakings in Canada. We are authorized to refuse to register transfers of any of our shares to any person who is not a Canadian, as defined in RCI’s Articles of Continuance, in order to ensure that Rogers remains qualified to hold the licences referred to above.

DIVIDENDS

We declared and paid the following dividends on our outstanding Class A Shares and Class B Non-Voting Shares:

Date declared	Date paid	Dividend per share (dollars)
January 26, 2017	April 3, 2017	0.48
April 18, 2017	July 4, 2017	0.48
August 17, 2017	October 3, 2017	0.48
October 19, 2017	January 2, 2018	0.48
		1.92

January 27, 2016	April 1, 2016	0.48
April 18, 2016	July 4, 2016	0.48
August 11, 2016	October 3, 2016	0.48
October 20, 2016	January 3, 2017	0.48
		1.92

142    ROGERS COMMUNICATIONS INC.    2017 ANNUAL REPORT

The holders of Class A Shares are entitled to receive dividends at the rate of up to five cents per share but only after dividends at the rate of five cents per share have been paid or set aside on the Class B Non-Voting Shares. Class A Shares and Class B Non-Voting Shares therefore participate equally in dividends above $0.05 per share.

On January 24, 2018, the Board declared a quarterly dividend of $0.48 per Class A Voting Share and Class B Non-Voting Share, to be paid on April 3, 2018, to shareholders of record on March 12, 2018.

NOTE 24: STOCK-BASED COMPENSATION

ACCOUNTING POLICY

Stock option plans

Cash-settled share appreciation rights (SARs) are attached to all stock options granted under our employee stock option plan. This feature allows the option holder to choose to receive a cash payment equal to the intrinsic value of the option (the amount by which the market price of the Class B Non-Voting Share exceeds the exercise price of the option on the exercise date) instead of exercising the option to acquire Class B Non-Voting Shares. We classify all outstanding stock options with cash settlement features as liabilities and carry them at their fair value, determined using the Black-Scholes option pricing model or a trinomial option pricing model, depending on the nature of the share-based award. We remeasure the fair value of the liability each period and amortize it to operating costs using graded vesting, either over the vesting period or to the date an employee is eligible to retire (whichever is shorter).

Restricted share unit (RSU) and deferred share unit (DSU) plans

We recognize outstanding RSUs and DSUs as liabilities, measuring the liabilities and compensation costs based on the awards’ fair values, which are based on the market price of the Class B Non-Voting Shares, and recognizing them as charges to operating costs over the vesting period of the awards. If an award’s fair value changes after it has been granted and before the exercise date, we recognize the resulting changes in the liability within operating costs in the year the change occurs. For RSUs, the payment amount is established as of the vesting date. For DSUs, the payment amount is established as of the exercise date.

Employee share accumulation plan

Employees voluntarily participate in the share accumulation plan by contributing a specified percentage of their regular earnings. We match employee contributions up to a certain amount and recognize our contributions as a compensation expense in the year we make them. Expenses relating to the employee share accumulation plan are included in operating costs.

USE OF ESTIMATES AND JUDGMENTS

ESTIMATES

Significant management estimates are used to determine the fair value of stock options, RSUs, and DSUs. The table below shows the weighted average fair value of stock options granted during 2017 and 2016 and the principal assumptions used in applying the Black-Scholes model for non-performance-based options and trinomial option pricing models for performance-based options to determine their fair value at the grant date.

	Years ended December 31
	2017	2016
Weighted average fair value	$8.52	$6.20

Risk-free interest rate	0.8%	0.5%
Dividend yield	3.2%	3.7%
Volatility of Class B Non-Voting Shares	21.2%	21.3%
Weighted average expected life	5.5 years	4.8 years
Weighted average time to vest	2.3 years	2.4 years
Weighted average time to expiry	9.9 years	9.9 years
Employee exit rate	3.9%	3.9%
Suboptimal exercise factor	1.4	1.5
Lattice steps	50	50

Volatility has been estimated based on the actual trading statistics of our Class B Non-Voting Shares.

EXPLANATORY INFORMATION

Below is a summary of our stock-based compensation expense, which is included in employee salaries and benefits expense.

	Years ended December 31
(In millions of dollars)	2017	2016
Stock options	33	17
Restricted share units	51	45
Deferred share units	51	32
Equity derivative effect, net of interest receipt	(74)	(33)
Total stock-based compensation expense	61	61

As at December 31, 2017, we had a total liability recognized at its fair value of $223 million (2016 – $189 million) related to stock-based compensation, including stock options, RSUs, and DSUs. The current portion of this is $157 million (2016 – $125 million) and is included in accounts payable and accrued liabilities. The long-term portion of this is $66 million (2016 – $64 million) and is included in other long-term liabilities (see note 21).

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    143

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

The total intrinsic value of vested liabilities, which is the difference between the exercise price of the share-based awards and the trading price of the Class B Non-Voting Shares for all vested share-based awards, as at December 31, 2017 was $69 million (2016 –$61 million).

We paid $107 million in 2017 (2016 – $69 million) to holders of stock options, RSUs, and DSUs upon exercise using the cash settlement feature, representing a weighted average share price on the date of exercise of $59.68 (2016 – $51.70).

STOCK OPTIONS

Options to purchase our Class B Non-Voting Shares on a one-for-one basis may be granted to our employees, directors, and officers by the Board or our Management Compensation Committee. There are 65 million options authorized under various plans; each option has a term of seven to ten years. The vesting period is generally graded vesting over four years; however, the Management Compensation Committee may adjust the vesting terms on the grant date. The exercise price is equal to the fair market value of the Class B Non-Voting Shares, determined as the five-day average before the grant date as quoted on the TSX.

Performance options

We granted 489,835 performance-based options to certain key executives in 2017 (2016 – 420,035). These options vest on a graded basis over four years provided that certain targeted stock prices are met on or after each anniversary date. As at December 31, 2017, we had 1,540,158 performance options (2016 – 2,268,102) outstanding.

Summary of stock options

Below is a summary of the stock option plans, including performance options.

	Year ended December 31, 2017		Year ended December 31, 2016
(In number of units, except prices)	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding, beginning of year	3,732,524	$43.70	4,873,940	$41.47
Granted	993,740	$59.71	1,054,530	$49.95
Exercised	(1,603,557)	$42.10	(1,811,727)	$40.45
Forfeited	(484,817)	$50.74	(384,219)	$47.80
Outstanding, end of year	2,637,890	$49.42	3,732,524	$43.70
Exercisable, end of year	924,562	$42.32	1,770,784	$40.39

Below is a summary of the range of exercise prices, the weighted average exercise price and the weighted average remaining contractual life as at December 31, 2017.

	Options outstanding			Options exercisable
Range of exercise prices	Number outstanding	Weighted average remaining contractual life (years)	Weighted average exercise price	Number exercisable	Weighted average exercise price
$34.32–$34.99	71,615	0.16	$34.32	71,615	$34.32
$35.00–$39.99	400,247	1.16	$37.96	400,247	$37.96
$40.00–$44.99	582,173	3.96	$44.21	107,756	$43.97
$45.00–$49.99	774,136	5.58	$49.17	344,944	$48.53
$50.00–$59.99	319,884	7.93	$56.70	–	–
$60.00–$62.82	489,835	9.44	$62.82	–	–
	2,637,890	5.40	$49.42	924,562	$42.32

Unrecognized stock-based compensation expense as at December 31, 2017 related to stock-option plans was $6 million (2016 – $3 million) and will be recognized in net income over the next four years as the options vest.

RESTRICTED SHARE UNITS

The RSU plan allows employees, directors, and officers to participate in the growth and development of Rogers. Under the terms of the plan, RSUs are issued to the participant and the units issued vest over a period of up to three years from the grant date.

On the vesting date, we will redeem all of the participants’ RSUs in cash or by issuing one Class B Non-Voting Share for each RSU. We have reserved 4,000,000 Class B Non-Voting Shares for issue under this plan.

Performance RSUs

We granted 133,559 performance-based RSUs to certain key executives in 2017 (2016 – 98,889). The number of units that vest and will be paid three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

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Summary of RSUs

Below is a summary of the RSUs outstanding, including performance RSUs.

	Years ended December 31
(In number of units)	2017	2016
Outstanding, beginning of year	2,237,085	2,484,405
Granted and reinvested dividends	826,081	763,364
Exercised	(984,342)	(826,918)
Forfeited	(266,979)	(183,766)
Outstanding, end of year	1,811,845	2,237,085

Unrecognized stock-based compensation expense as at December 31, 2017 related to these RSUs was $41 million (2016 –$35 million) and will be recognized in net income over the next three years as the RSUs vest.

DEFERRED SHARE UNITS

The DSU plan allows directors, certain key executives, and other senior management to elect to receive certain types of compensation in DSUs. Under the terms of the plan, DSUs are issued to the participant and the units issued cliff vest over a period of up to three years from the grant date.

Performance DSUs

We granted 191,875 performance-based DSUs to certain key executives in 2017 (2016 – 328,206). The number of units that vest and may be redeemed by the holder three years from the grant date will be within 50% to 150% of the initial number granted based upon the achievement of certain annual and cumulative three-year non-market targets.

Summary of DSUs

Below is a summary of the DSUs outstanding, including performance DSUs.

	Years ended December 31
(In number of units)	2017	2016
Outstanding, beginning of year	2,396,458	1,770,871
Granted and reinvested dividends	735,117	972,894
Exercised	(333,111)	(132,620)
Forfeited	(470,817)	(214,687)
Outstanding, end of year	2,327,647	2,396,458

Unrecognized stock-based compensation expense as at December 31, 2017 related to these DSUs was $22 million (2016 –$30 million) and will be recognized in net income over the next three years as the executive DSUs vest. All other DSUs are fully vested.

EMPLOYEE SHARE ACCUMULATION PLAN

Participation in the plan is voluntary. Employees can contribute up to 10% of their regular earnings through payroll deductions (up to an annual maximum contribution of $25,000). The plan administrator purchases Class B Non-Voting Shares on a monthly basis on the open market on behalf of the employee. At the end of each month, we make a contribution of 25% to 50% of the employee’s contribution that month and the plan administrator uses this amount to purchase additional shares on behalf of the employee. We recognize our contributions made as a compensation expense.

Compensation expense related to the employee share accumulation plan was $43 million in 2017 (2016 – $41 million).

EQUITY DERIVATIVES

We have entered into equity derivatives to hedge a portion of our stock-based compensation expense (see note 16) and recognized a $74 million recovery (2016 – $33 million recovery) in stock-based compensation expense for these derivatives.

NOTE 25: RELATED PARTY TRANSACTIONS

CONTROLLING SHAREHOLDER

Our ultimate controlling shareholder is the Rogers Control Trust (the Trust), which holds voting control of RCI. The beneficiaries of the Trust are members of the Rogers family. Certain directors of RCI represent the Rogers family.

We entered into certain transactions with private Rogers family holding companies controlled by the Trust. These transactions were recognized at the amount agreed to by the related parties and are subject to the terms and conditions of formal agreements approved by the Audit and Risk Committee. The totals received or paid were less than $1 million for each of 2017 and 2016.

TRANSACTIONS WITH KEY MANAGEMENT PERSONNEL

Key management personnel include the directors and our most senior corporate officers, who are primarily responsible for planning, directing, and controlling our business activities.

Compensation

The compensation expense for key management for employee services was included in employee salaries and benefits as follows:

	Years ended December 31
(In millions of dollars)	2017	2016
Salaries and other short-term employee benefits	10	12
Post-employment benefits	3	5
Stock-based compensation [1]	19	30
Total compensation	32	47

[1]	Stock-based compensation does not include the effect of changes in fair value of Class B Non-Voting Shares or equity derivatives.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Transactions

We have entered into business transactions with companies whose partners or senior officers are Directors of RCI. These directors are:

•	the non-executive chairman of a law firm that provides a portion of our legal services; and
•	the chair of the board of a company that provides printing services to the Company.

We recognize these transactions at the amount agreed to by the related parties, which are also reviewed by the Audit and Risk Committee. The amounts owing are unsecured, interest-free, and due for payment in cash within one month of the date of the transaction. Below is a summary of related party activity for the business transactions described above.

(In millions of dollars)	Years ended December 31		Outstanding balance as at December 31
	2017	2016	2017	2016
Printing and legal services	17	27	–	3

In addition, during the year ended December 31, 2016, we announced a strategic change across our publishing business such that we will focus on digital content through the Internet and mobile applications. As a result, we sold select publishing titles to the aforementioned printing services company for $5 million.

SUBSIDIARIES, ASSOCIATES, AND JOINT ARRANGEMENTS

We have the following material operating subsidiaries as at December 31, 2017 and 2016:

•	Rogers Communications Canada Inc.; and
•	Rogers Media Inc.

We have 100% ownership interest in these subsidiaries. Our subsidiaries are incorporated in Canada and have the same reporting period for annual financial statements reporting.

When necessary, adjustments are made to conform the accounting policies of the subsidiaries to those of RCI. There are no significant restrictions on the ability of subsidiaries, joint arrangements, and associates to transfer funds to Rogers as cash dividends or to repay loans or advances, subject to the approval of other shareholders where applicable.

We carried out the following business transactions with our associates and joint arrangements. Transactions between us and our subsidiaries have been eliminated on consolidation and are not disclosed in this note.

	Years ended December 31
(In millions of dollars)	2017	2016
Revenue	74	50
Purchases	198	189

Outstanding balances at year-end are unsecured, interest-free, and settled in cash.

	As at December 31
(In millions of dollars)	2017	2016
Accounts receivable	80	70
Accounts payable and accrued liabilities	26	32

NOTE 26: GUARANTEES

We had the following guarantees as at December 31, 2017 and 2016 as part of our normal course of business:

BUSINESS SALE AND BUSINESS COMBINATION AGREEMENTS

As part of transactions involving business dispositions, sales of assets, or other business combinations, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, intellectual property right infringement, loss or damages to property, environmental liabilities, changes in laws and regulations (including tax legislation), litigation against the counterparties, contingent liabilities of a disposed business, or reassessments of previous tax filings of the corporation that carries on the business.

SALES OF SERVICES

As part of transactions involving sales of services, we may be required to make payments to counterparties as a result of breaches of representations and warranties, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

PURCHASES AND DEVELOPMENT OF ASSETS

As part of transactions involving purchases and development of assets, we may be required to pay counterparties for costs and losses incurred as a result of breaches of representations and warranties, loss or damages to property, changes in laws and regulations (including tax legislation), or litigation against the counterparties.

INDEMNIFICATIONS

We indemnify our directors, officers, and employees against claims reasonably incurred and resulting from the performance of their services to Rogers. We have liability insurance for our directors and officers and those of our subsidiaries.

No amount has been accrued in the Consolidated Statements of Financial Position relating to these types of indemnifications or guarantees as at December 31, 2017 or 2016. Historically, we have not made any significant payments under these indemnifications or guarantees.

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NOTE 27: COMMITMENTS AND CONTINGENT LIABILITIES

ACCOUNTING POLICY

Contingent liabilities are liabilities of uncertain timing or amount and are not recognized until we have a present obligation as a result of a past event, it is probable that we will experience an outflow of resources embodying economic benefits to settle the obligation, and a reliable estimate can be made of the amount of the obligation.

We disclose our contingent liabilities unless the possibility of an outflow of resources in settlement is remote.

USE OF ESTIMATES AND JUDGMENTS

JUDGMENTS

We are exposed to possible losses related to various claims and lawsuits against us for which the outcome is not yet known. We therefore make significant judgments in determining the probability of loss when we assess contingent liabilities.

EXPLANATORY INFORMATION

COMMITMENTS

Below is a summary of the future minimum payments for our contractual commitments that are not recognized as liabilities as at December 31, 2017:

(In millions of dollars)	Less than 1 Year	1-3 Years	4-5 Years	After 5 Years	Total
Operating leases	202	308	167	294	971
Player contracts [1]	111	88	10	7	216
Purchase obligations [2]	368	346	167	121	1,002
Program rights [3]	546	1,121	1,079	1,886	4,632
Total commitments	1,227	1,863	1,423	2,308	6,821
[1]	Player contracts are Toronto Blue Jays players’ salary contracts into which we have entered and are contractually obligated to pay.
[2]	Purchase obligations are the contractual obligations under service, product, and wireless device contracts to which we have committed.
[3]	Program rights are the agreements into which we have entered to acquire broadcasting rights for sports broadcasting programs and films for periods in excess of one year at contract inception.

Operating leases are for network sites, office premises, and retail outlets across the country. The majority of the lease terms range from five to fifteen years. Rent expense for 2017 was $228 million (2016 – $223 million).

In addition, as at December 31, 2017, our contractual commitments were $298 million for the acquisition of property, plant and equipment and $141 million for the acquisition of intangible assets.

In addition, as at December 31, 2017, our contractual commitments related to all of our associates and joint ventures were $494 million, which are not included in the above table.

CONTINGENT LIABILITIES

We have the following contingent liabilities as at December 31, 2017:

System Access Fee – Saskatchewan

In 2004, a class action was commenced against providers of wireless communications in Canada under the Class Actions Act (Saskatchewan). The class action relates to the system access fee wireless carriers charge to some of their customers. The plaintiffs are seeking unspecified damages and punitive damages, which would effectively be a reimbursement of all system access fees collected.

In 2007, the Saskatchewan Court granted the plaintiffs’ application to have the proceeding certified as a national, “opt-in” class action where affected customers outside Saskatchewan must take specific steps to participate in the proceeding. In 2008, our motion to stay the proceeding based on the arbitration clause in our wireless service agreements was granted. The Saskatchewan Court directed that its order, in respect of the certification of the action, would exclude customers who are bound by an arbitration clause from the class of plaintiffs.

In 2009, counsel for the plaintiffs began a second proceeding under the Class Actions Act (Saskatchewan) asserting the same claims as the original proceeding. If successful, this second class action would be an “opt-out” class proceeding. This second proceeding was ordered conditionally stayed in 2009 on the basis that it was an abuse of process.

At the time the Saskatchewan class action was commenced in 2004, corresponding claims were filed in multiple jurisdictions across Canada, although the plaintiffs took no active steps. The appeal courts in several provinces dismissed the corresponding claims as an abuse of process. The claims in all provinces other than Saskatchewan have now been dismissed or discontinued. We have not recognized a liability for this contingency.

911 Fee

In June 2008, a class action was launched in Saskatchewan against providers of wireless communications services in Canada. It involves allegations of breach of contract, misrepresentation, and false advertising, among other things, in relation to the 911 fee that had been charged by us and the other wireless telecommunication providers in Canada. The plaintiffs are seeking unspecified damages and restitution. The plaintiffs intend to seek an order certifying the proceeding as a national class action in Saskatchewan. We have not recognized a liability for this contingency.

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NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

Cellular Devices

In July 2013, a class action was launched in British Columbia against providers of wireless communications in Canada and manufacturers of wireless devices. The class action relates to the alleged adverse health effects incurred by long-term users of cellular devices. The plaintiffs are seeking unspecified damages and punitive damages, effectively equal to the reimbursement of the portion of revenue the defendants have received that can reasonably be attributed to the sale of cellular phones in Canada. We have not recognized a liability for this contingency.

Income Taxes

We provide for income taxes based on all of the information that is currently available and believe that we have adequately provided these items. The calculation of applicable taxes in many cases, however, requires significant judgment (see note 12) in interpreting tax rules and regulations. Our tax filings are subject to audits, which could materially change the amount of current and deferred income tax assets and liabilities and provisions, and could, in certain circumstances, result in the assessment of interest and penalties.

Other Claims

There are certain other claims and potential claims against us. We do not expect any of these, individually or in the aggregate, to have a material adverse effect on our financial results.

Outcome of Proceedings

The outcome of all the proceedings and claims against us, including the matters described above, is subject to future resolution that includes the uncertainties of litigation. It is not possible for us to predict the result or magnitude of the claims due to the various factors and uncertainties involved in the legal process. Based on information currently known to us, we believe it is not probable that the ultimate resolution of any of these proceedings and claims, individually or in total, will have a material adverse effect on our business, financial results, or financial condition. If it becomes probable that we will be held liable for claims against us, we will recognize a provision during the period in which the change in probability occurs, which could be material to our Consolidated Statements of Income or Consolidated Statements of Financial Position.

NOTE 28: SUPPLEMENTAL CASH FLOW INFORMATION

CHANGE IN NON-CASH OPERATING WORKING CAPITAL ITEMS

	Years ended December 31
(In millions of dollars)	2017	2016
Accounts receivable	(161)	(141)
Inventories	2	3
Other current assets	17	(12)
Accounts payable and accrued liabilities	9	182
Unearned revenue	(21)	(18)
Total change in non-cash operating working capital items	(154)	14

CAPITAL EXPENDITURES

	Years ended December 31
(In millions of dollars)	2017	2016
Capital expenditures before proceeds on disposition	2,510	2,352
Proceeds on disposition	(74)	–
Capital expenditures	2,436	2,352

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Notes

2017 ANNUAL REPORT    ROGERS COMMUNICATIONS INC.    149

Glossary of selected industry terms and helpful links 3G (Third Generation Wireless): The third generation of mobile phone standards and technology. A key goal of 3G standards was to enable mobile broadband data speeds above 384 Kbps. 3G networks enable network operators to offer users a wider range of more advanced services while achieving greater network capacity through improved spectral efficiency. Advanced services include video and multimedia messaging and broadband wireless data, all in a mobile environment. 3.5G (Enhanced Third Generation Wireless): Evolutionary upgrades to 3G services that provide significantly enhanced broadband wireless data performance to enable multi-megabit data speeds. The key 3.5G technologies in North America are HSPA and CDMA EV-DO. 4G (Fourth Generation Wireless): A technology that offers increased voice, video and multimedia capabilities, a higher network capacity, improved spectral efficiency, and high-speed data rates over current 3G benchmarks. Also referred to as LTE. 4.5G (Enhanced Fourth Generation Wireless): Evolutionary upgrades to 4G services that enables two to three times the download speeds of 4G technology. 4.5G technology has been designed to support virtual and augmented reality, 4K streaming, and other emerging services. 5G (Fifth Generation Wireless): The proposed next generation of wireless telecommunications standards. We expect 5G technology to result in significantly reduced latency compared to LTE, improvements in signalling efficiency and coverage, and the ability to connect to more devices at once than ever before. 4K—Ultra-High Definition Video: Denotes a specific television display resolution of 4096x2160 pixels. 1920x1080 resolution full-HD televisions present an image of around 2 megapixels, while the 4K generation of screens displays an 8 megapixel image. ARPA (Average Revenue per Account): This business performance measure, expressed as a dollar rate per month, includes all the revenue generated by an account (as opposed to a user or device) so that a customer who has many devices will typically have a higher ARPA than a customer with only one device. ARPU (Average Revenue per User): This business performance measure, expressed as a dollar rate per month, is predominantly used in the wireless and cable industries to describe the revenue generated per customer per month. ARPU is an indicator of a wireless or cable business’ operating performance. AWS (Advanced Wireless Services): The wireless telecommunications spectrum band that is used for wireless voice, data, messaging services, and multimedia. Bandwidth: Bandwidth can have two different meanings: (1) a band or block of radio frequencies measured in cycles per second, or Hertz; or (2) an amount or unit of capacity in a telecommunications transmission network. In general, bandwidth is the available space to carry a signal. The greater the bandwidth, the greater the information-carrying capacity. BDU (Broadcast Distribution Undertaking): An undertaking for the reception of broadcasting and the retransmission thereof by radio waves or other means of telecommunication to more than one permanent or temporary residence or dwelling unit or to another such undertaking. bps (Bits per Second): A measurement of data transmission speed used for measuring the amount of data that is transferred in a second between two telecommunications points or within network devices. Kbps (kilobits per second) is thousands of bps; Mbps (megabits per second) is millions of bps; Gbps (gigabits per second) is billions of bps; and Tbps (terabits per second) is trillions of bps. Broadband: Communications service that allows for the high-speed transmission of voice, data, and video simultaneously at rates of 1.544 Mbps and above. Bundling: Refers to the coupling of independent products or services offered into one retail package. BYOD (Bring Your Own Device): Refers to the action that customers are able to sign up for wireless services on a personally purchased device, as opposed to the traditional means of acquiring one through a term contract. Cable Telephony (Phone): The transmission of real-time voice communications over a cable network. Churn: This business performance measure is used to describe the disconnect rate of customers to a telecommunications service. It is a measure of customer turnover and is often at least partially reflective of service quality and competitive intensity. It is usually expressed as a percentage and calculated as the number of subscriber units disconnecting in a period divided by the average number of units on the network in the same period. CLEC (Competitive Local Exchange Carrier): A telecommunications provider company that competes with other, already established carriers, generally the ILEC. Cloud Computing: The ability to run a program or application on many connected computers simultaneously as the software, data and services reside in data centres. CPE (Customer Premise Equipment): Telecommunications hardware, such as a modem or set-top box, that is located at the home or business of a customer. CRTC (Canadian Radio-television and Telecommunications Commission): The federal regulator for radio and television broadcasters and cable TV and telecommunications companies in Canada. Data Centre: A facility used to house computer systems and associated components, such as telecommunications and storage systems. It generally includes redundant or backup power supplies, redundant data communications connections, environmental controls (e.g., air conditioning, fire suppression), and security controls. DOCSIS (Data Over Cable Service Interface Specification): A non-proprietary industry standard developed by CableLabs that allows for equipment interoperability from the headend to the CPE. The latest version (DOCSIS 3.1) enables bonding of multiple channels to allow for download speeds up to 10 Gbps and upload speeds up to 2 Gbps, depending upon how many channels are bonded together. DSL (Digital Subscriber Line): A family of broadband technologies that offers always-on, high-bandwidth (usually asymmetrical) transmission over an existing twisted-pair copper telephone line. DSL shares the same phone line as the telephone service but uses a different part of the phone line’s bandwidth. Fibre Optics: A method for the transmission of information (voice, video, or data) in which light is modulated and transmitted over hair-thin filaments of glass called fibre optic cables. The bandwidth capacity of fibre optic cable is much greater than that of copper wire and light can travel relatively long distances through glass without the need for amplification. FTTH (Fibre-to-the-Home): Represents fibre optic cable that reaches the boundary of the living space, such as a box on the outside wall of a home. GSM (Global System for Mobile Communications): A TDMA-based technology and a member of the “second generation” (2G) family of mobile protocols that is deployed widely around the world, especially at the 850, 900, 1800, and 1900 MHz frequency bands. HDR (High Dynamic Range): An imaging technique used to reproduce a greater dynamic range of luminosity than is possible with standard digital imaging or photographic techniques. Hertz: A unit of frequency defined as one cycle per second. It is commonly used to describe the speeds at which electronics are driven in the radio industry. MHz (megahertz) is millions of hertz; GHz (gigahertz) is billions of hertz; and THz is trillions of hertz. Homes Passed: Total number of homes that have the potential for being connected to a cable system in a defined geographic area. Hosting (Web Hosting): The business of housing, serving, and maintaining files for one or more websites or email accounts. Using a hosting service allows many companies to share the cost of a high-speed Internet connection for serving files, as well as other Internet infrastructure and management costs. Hotspot: A Wi-Fi access point in a public place, such as a café, train station, airport, commercial office property, or conference centre. HSPA (High Speed Packet Access): HSPA is an IP-based packet-data enhancement technology that provides high-speed broadband packet data services over 3G networks. HSPA+ provides high-speed broadband packet data services at even faster speeds than HSPA over 4G networks. HUP (Hardware Upgrade): The act of an existing wireless customer upgrading to a new wireless device. Hybrid Fibre-Coaxial Network Architecture: A technology in which fibre optic cable and coaxial cable are used in different portions of a network to carry broadband content (such as video, voice, and data) from a distribution facility to a subscriber premise. ILEC (Incumbent Local Exchange Carrier): The dominant telecommunications company providing local telephone service in a given geographic area when competition began. Typically, an ILEC is the traditional phone company and the original local exchange carrier in a given market. IoT (Internet of Things): The concept of connecting everyday objects and devices (e.g., appliances and cellular phones) to the Internet and each other. This allows them to sense their environment and communicate between themselves, allowing for the seamless flow of data. IP (Internet Protocol): The packet-based computer network protocol that all machines on the Internet must know so they can communicate with one another. IP is a set of data switching and routing rules that specify how information is cut up into packets and how they are addressed for delivery between computers. 150 ROGERS COMMUNICATIONS INC. 2017 ANNUAL REPORT

IPTV (Internet Protocol Television): A system where a digital television signal is delivered using IP. Unlike broadcasting, viewers receive only the stream of content they have requested (by surfing channels or ordering video on demand). ISED Canada (Innovation, Science and Economic Development Canada): The Canadian federal government department responsible for, amongst other things, the regulation, management, and allocation of radio spectrum and establishing technical requirements for various wireless systems. ISP (Internet Service Provider): A provider of Internet access service to consumers and/or businesses. LAN (Local Area Network): A network created via linked computers within a small area, such as a single site or building. LTE (Long-Term Evolution): A fourth generation cellular wireless technology (also known as 4G) that has evolved and enhanced the UMTS/HSPA+ mobile phone standards. LTE improves spectral efficiency, lowers costs, improves services, and, most importantly, allows for higher data rates. LTE technology is designed to deliver speeds up to 300 Mbps. LTE Advanced: A mobile communication standard that represents a major enhancement of the LTE standard. With a peak data rate of 1 Gbps, LTE Advanced also offers faster switching between power states and improved performance at the cell edge. M2M (Machine-to-Machine): The wireless interconnection of physical devices or objects that are seamlessly integrated into an information network to become active participants in business processes. Services are available to interact with these ‘smart objects’ over the Internet, query, change their state, and capture any information associated with them. MVNO (Mobile Virtual Network Operator): A wireless communications service provider that does not own the wireless network infrastructure through which it provides services to its customers. Near-net: Customer location(s) adjacent to network infrastructure allowing connectivity to the premises to be extended with relative ease. Off-net: Customer location(s) where network infrastructure is not readily available, necessitating the use of a third-party leased access for connectivity to the premises. On-net: Customer location(s) where network infrastructure is in place to provide connectivity to the premises without further builds or third-party leases. An on-net customer can be readily provisioned. OTT (Over-the-Top): Audio, visual, or alternative media distributed via the Internet or other non-traditional media. Penetration: The degree to which a product or service has been sold into, or adopted by, the base of potential customers or subscribers in a given geographic area. This value is typically expressed as a percentage. POPs (Persons of Population): A wireless industry term for population or number of potential subscribers in a market, a measure of the market size. A POP refers to one person living in a population area, which, in whole or in substantial part, is included in the coverage areas. Postpaid: A conventional method of payment for wireless service where a subscriber pays a fixed monthly fee for a significant portion of services. Usage (e.g. long distance) and overages are billed in arrears, subsequent to consuming the services. The fees are usually arranged on a term contract basis. Prepaid: A method of payment for wireless service that allows a subscriber to prepay for a set amount of airtime or data usage in advance of actual usage. Generally, a subscriber’s prepaid account is debited at the time of usage so that actual usage cannot exceed the prepaid amount until an additional prepayment is made. PVR (Personal Video Recorder): A consumer electronics device or application software that records video in a digital format. The term includes set-top boxes with direct-to-disk recording capabilities, which enables video capture and playback to and from a hard disk. Set-Top Box: A standalone device that receives and decodes programming so that it may be displayed on a television. Set-top boxes may be used to receive broadcast, cable, and satellite programming. Spectrum: A term generally applied to electromagnetic radio frequencies used in the transmission of sound, data, and video. Various portions of spectrum are designated for use in cellular service, television, FM radio, and satellite transmissions. SVOD (Subscription Video-on-Demand): Refers to a service that offers, for a monthly charge, access to specific programming with unlimited viewing on an on-demand basis. TPIA (Third-Party Internet Access): Wholesale high-speed access services of large cable carriers that enable independent service providers to offer retail Internet services to their own end-users. TSU (Total Service Unit): In the cable TV industry, this typically refers to television, Internet, and cable telephony subscribers. A subscriber that has purchased television and Internet services is counted as two TSUs. A subscriber that has purchased television, Internet, and cable telephony services is counted as three TSUs, etc. VOD (Video-on-Demand): A cable service that allows a customer to select and view movies and shows at any time from a library of thousands of titles. VoIP (Voice over IP): The technology used to transmit real-time voice conversations in data packets over a data network using IP. Such data networks include telephone company networks, cable TV networks, wireless networks, corporate intranets, and the Internet. VoLTE (Voice over LTE): A platform to provide voice services to wireless customers over LTE wireless networks. The LTE standard only supports packet switching, as it is all IP-based technology. Voice calls in GSM are circuit switched, so with the adoption of LTE, carriers are required to re-engineer their voice call network, while providing continuity for traditional circuit-switched networks on 2G and 3G networks. Wi-Fi: The commercial name for a networking technology standard for wireless LANs that essentially provide the same connectivity as wired networks, but at lower speeds. Wi-Fi allows any user with a Wi-Fi-enabled device to connect to a wireless access point. Helpful links Canadian Radio-Television and Telecommunications Commission (CRTC) The CRTC is an independent public organization that regulates and supervises the Canadian broadcasting and telecommunications systems. It reports to Parliament through the Minister of Canadian Heritage. www.crtc.gc.ca Innovation, Science and Economic Development Canada (ISED Canada) ISED Canada is a ministry of the federal government whose mission is to foster a growing, competitive, knowledge-based Canadian economy. It also works with Canadians throughout the economy and in all parts of the country to improve conditions for investment, improve Canada’s innovation performance, increase Canada’s share of global trade, and build an efficient and competitive marketplace. www.ic.gc.ca Federal Communications Commission (FCC) The FCC is an independent United States government agency. The FCC was established by the Communications Act of 1934 and is charged with regulating interstate and international communications by radio, television, wire, satellite, and cable. The FCC’s jurisdiction covers the 50 states, the District of Columbia, and U.S. territories. www.fcc.gov Canadian Wireless Telecommunications Association (CWTA) The CWTA is the industry trade organization and authority on wireless issues, developments, and trends in Canada. It represents wireless service providers as well as companies that develop and produce products and services for the industry, including handset and equipment manufacturers, content and application creators, and business-to-business service providers. www.cwta.ca The Wireless Association (CTIA) The CTIA is an international non-profit membership organization, founded in 1984, representing wireless carriers and their suppliers, as well as providers and manufacturers of wireless data services and products. The CTIA advocates on their behalf before all levels of government. www.ctia.org GSM Association (GSMA) The GSMA is a global trade association representing nearly 800 operators with more than 300 companies in the broader mobile ecosystem, including handset and device makers, software companies, equipment providers, and Internet companies, as well as organizations in adjacent industry sectors. In addition, more than 180 manufacturers and suppliers support the Association’s initiatives as associate members. The GSMA works on projects and initiatives that address the collective interests of the mobile industry, and of mobile operators in particular. www.gsma.com Commission for Complaints for Telecom-television Services (CCTS) An independent organization dedicated to working with consumers and service providers to resolve complaints about telephone, television, and Internet services. Its structure and mandate were approved by the CRTC. www.ccts-cprst.ca For a more comprehensive glossary of industry and technology terms, go to rogers.com/glossary 2017 ANNUAL REPORT ROGERS COMMUNICATIONS INC. 151

Corporate and shareholder information CORPORATE OFFICES Rogers Communications Inc. 333 Bloor Street East, Toronto, ON M4W 1G9 416-935-7777 CUSTOMER SERVICE AND PRODUCT INFORMATION 888-764-3771 or rogers.com SHAREHOLDER SERVICES If you are a registered shareholder and have inquiries regarding your account, wish to change your name or address, or have questions about lost stock certificates, share transfers, estate settlements or dividends, please contact our transfer agent and registrar: AST Trust Company (Canada) P.O. Box 700, Postal Station B Montreal, QC H3B 3K3, Canada 416-682-3860 or 800-387-0825 inquiries@astfinancial.com Duplicate Mailings If you receive duplicate shareholder mailings from Rogers Communications, please contact AST Trust Company as detailed above to consolidate your accounts. INVESTOR RELATIONS Institutional investors, securities analysts and others requiring additional financial information can visit investors.rogers.com or contact us at: 844-801-4792 or 416-935-7777 (outside North America) or investor.relations@rci.rogers.com CORPORATE PHILANTHROPY For information relating to Rogers’ various philanthropic endeavours, refer to the “About Rogers” section of rogers.com SUSTAINABILITY Rogers is committed to continuing to grow responsibly and we focus our social and environmental sustainability efforts where we can make the most meaningful impacts on both. To learn more, please visit rogers.com/csr STOCK EXCHANGE LISTINGS Toronto Stock Exchange (TSX): RCI.A – Class A Voting shares (CUSIP # 775109101) RCI.B – Class B Non-Voting shares (CUSIP # 775109200) New York Stock Exchange (NYSE): RCI – Class B Non-Voting shares (CUSIP # 775109200) DEBT SECURITIES For details of the public debt securities of the Rogers companies, please refer to the “Debt Securities” section under investors.rogers.com INDEPENDENT AUDITORS KPMG LLP ON-LINE INFORMATION Rogers is committed to open and full financial disclosure and best practices in corporate governance. We invite you to visit investors. rogers.com where you will find additional information about our business, including events and presentations, news releases, regulatory filings, governance practices, corporate social responsibility and our continuous disclosure materials, including quarterly financial releases, annual information forms, and management information circulars. You may also subscribe to our news by email or RSS feeds to automatically receive Rogers news releases electronically. DIRECT DEPOSIT SERVICE Shareholders may have dividends deposited directly into accounts held at financial institutions. To arrange direct deposit service, please contact AST Trust Company as detailed earlier on this page. COMMON STOCK TRADING AND DIVIDEND INFORMATION Dividends Price RCI.b on TSX Declared 2017 High Low Close per Share First Quarter $59.09 $50.44 $58.80 $0.48 Second Quarter $63.78 $58.34 $61.25 $0.48 Third Quarter $66.32 $60.40 $64.34 $0.48 Fourth Quarter $70.08 $63.35 $64.05 $0.48 Shares Outstanding at December 31, 2017 Class A Voting 112,407,192 Class B Non-Voting 402,403,433 2018 Expected Dividend Dates Record Date*: Payment Date*: March 12, 2018 April 3, 2018 June 11, 2018 July 3, 2018 September 14, 2018 October 3, 2018 December 11, 2018 January 3, 2019 * Subject to Board approval Unless indicated otherwise, all dividends paid by Rogers Communications are designated as “eligible” dividends for the purposes of the Income Tax Act (Canada) and any similar provincial legislation. DIVIDEND REINVESTMENT PLAN (DRIP) Rogers offers a convenient dividend reinvestment program for eligible shareholders to purchase additional Rogers Communications shares by reinvesting their cash dividends without incurring brokerage fees or administration fees. For plan information and enrolment materials or to learn more about Rogers’ DRIP, please visit https://ca.astfinancial. com/InvestorServices/Search-DRIP or contact AST Trust Company as detailed earlier on this page. ELECTRONIC DELIVERY OF SHAREHOLDER MATERIALS Registered shareholders can receive electronic notice of financial reports and proxy materials by registering at https://ca.astfinancial.com/ edelivery. This approach gets information to shareholders faster than conventional mail and helps Rogers protect the environment and reduce printing and postage costs. CAUTION REGARDING FORWARD-LOOKING INFORMATION AND OTHER RISKS This annual report includes forward-looking statements about the financial condition and prospects of Rogers Communications that involve significant risks and uncertainties that are detailed in the “Risks and Uncertainties Affecting our Businesses” and “About Forward-Looking Information” sections of the MD&A contained herein, which should be read in conjunction with all sections of this annual report. Facebook facebook. com/rogers Twitter @rogers LinkedIn linkedin. com/company/ rogers-communications The fibre used in the manufacture of the stock comes from well-managed forests, controlled sources and recycled wood or fibre. This annual report 2,373 litres 19 kg 52 kg CO2 of 1,000,000 BTUs is recyclable. of water saved solid waste net greenhouse energy not not created gases prevented consumed © 2018 Rogers Communications Inc. ™ TORONTO BLUE JAYS, ACE, uniform, all related marks and designs and the Blue Jays photographs are trademarks and/or copyright of Rogers Blue Jays Baseball Partnership. Used under licence. Other registered trademarks that appear are the property of the respective owners. 152 ROGERS COMMUNICATIONS INC. 2017 ANNUAL REPORT

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